Feasibility Study and Technical Report on the DeLamar Project, Owyhee County, Idaho, USA

Prepared by: FORTE DYNAMICS, LLC 120 Commerce Drive, Units 3 & 4 Fort Collins, Colorado 80524	Prepared for: Integra Resources Corp. 1050-400 Burrard Street Vancouver, BC, Canada V6C 3A6
Others: RESPEC	Effective Date: December 8, 2025
Issue Date: February 2, 2026

Qualified Persons:
Barry Carlson, P.E., P.Eng., SME-RM
Deepak Malhotra, Ph.D., SME-RM
Jeffrey Bickel, CPG
Sterling Keith Watson, P.Eng.
Jay Nopola, P.E., P.Eng., CPG

Table of Contents

1. Summary	15

1.1 Property Description and Ownership	15
1.2 Mining History	15
1.3 Geology and Mineralization	16
1.4 Drilling, Drill-Hole Database, and Data Verification	16
1.5 Mineral Resources	17
1.6 Mineral Reserves	21
1.7 Mining Methods	23
1.8 Metallurgy, Processing, and Recovery Methods	23
1.9 Environmental Studies, Permitting, and Social or Community Impacts	24
1.10 Capital and Operating Costs	24
1.11 Economic Analysis	26
1.12 Conclusions and Recommendations	27
1.12.1 Conclusions	27
1.12.2 Recommendations	29
1.13 DeLamar Project Opportunities	31
1.13.1 Geology and Mineral Resources	31
1.13.2 Mining and Mineral Reserves	32
1.13.3 Mineral Processing	32
1.13.4 Project Infrastructure	32
1.14 DeLamar Project Risks	33
1.14.1 Geology and Mineral Resources	33
1.14.2 Mining and Mineral Reserves	33
1.14.3 Mineral Processing	33
1.14.4 Site Water Balance	33
1.14.5 Heap Stability	34
1.14.6 Permitting	34
1.14.7 Climate Change	34
1.15 Recommended Work Program	35

2. Introduction	36

2.1 Project Scope and Terms of Reference	36
2.2 Qualified Persons	37
2.3 Details of Personal Inspection by Qualified Persons	37
2.4 Frequently Used Acronyms and Abbreviations	38
2.5 Units of Measure	41
2.6 Coordinate System	43

3. Reliance on Other Experts	44

4. Property Description and Location	45

4.1 Location	45
4.2 Land Area	46
4.3 Agreements and Encumbrances	48
4.4 Environmental Liabilities	50
4.5 Summary Statement	52

5. Accessibility, Climate, Local Resources, Infrastructure, and Physiography	53

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5.1 Access to Property	53
5.2 Physiography	53
5.3 Climate	54
5.4 Local Resources and Infrastructure	54
5.5 Summary Statement	54

6. History	55

6.1 Carson Mining District Discovery and Early Mining: 1863-1942	55
6.2 Historical Exploration Since the 1960s	57
6.3 Modern Historical Mining: 1977-1998	59

7. Geologic Setting and Mineralization	62

7.1 Regional Geologic Setting	62
7.2 Owyhee Mountains and District Geology	63
7.3 DeLamar Project Area Geology	65
7.3.1 DeLamar Area	65
7.3.2 Florida Mountain Area	70
7.4 Mineralization	71
7.4.1 District Mineralization	74
7.5 DeLamar Project Mineralization	75
7.5.1 DeLamar Area	75
7.5.2 Florida Mountain Area	78

8. Deposit Type	81

9. Exploration	83

9.1 Topographic and Geophysical Surveys	83
9.1.1 2019 Airborne Magnetic Survey	84
9.1.2 2020 Induced Polarization and Resistivity Surveys	85
9.2 2018-2023 Rock and Soil Geochemical Sampling	85
9.3 Geologic Mapping 2020-2021	85
9.4 Database Development and Checking	85
9.5 Cross-Sectional Geologic Model	86

10. Drilling	87

10.1 Summary	87
10.2 Historical Drilling-DeLamar Area	88
10.2.1 Continental 1966	88
10.2.2 Earth Resources 1969-1970	88
10.2.3 Sidney Mining 1972	90
10.2.4 Earth Resources ~1970-1983	90
10.2.5 NERCO 1985-1992	91
10.2.6 Kinross 1993-1998	91
10.3 Historical Drilling-Florida Mountain Area	91
10.3.1 Earth Resources 1972-1976	91
10.3.2 ASARCO 1977	92
10.3.3 Earth Resources 1980	92
10.3.4 NERCO 1985-1990	92
10.3.5 Kinross 1995-1997	92
10.4 Integra Drilling 2018-2023	92
10.4.1 DeLamar Area Drilling 2018-2022	92
10.4.2 Florida Mountain Area Drilling 2018-2021	96

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10.4.3 Integra 2022-2023 Stockpile Drilling	96
10.4.4 Integra 2022-2023 Drilling	96
10.4.5 Integra 2025 Drilling	97
10.5 Drill-Hole Collar Surveys	97
10.6 Down-Hole Surveys	98
10.7 Sample Quality and Down-Hole Contamination	98
10.8 Summary Statement	99

11. Sample Preparation, Analysis, and Security	101

11.1 Historical Sample Preparation and Security	101
11.2 Integra Sample Handling and Security	101
11.3 Historical Sample Analysis Prior to Commercial Open-Pit Mining Operations	102
11.4 Historical Sample Analysis During Commercial Open-Pit Mining Operations	102
11.5 Integra Sample Analysis	103
11.6 Quality Assurance / Quality Control Programs	104
11.6.1 Historical Operators	104
11.6.2 Integra	104
11.7 Summary Statement	112

12. Data Verfication	113

12.1 Drill-Hole Data Verification	113
12.1.1 Collar and Down-Hole Survey Data	113
12.1.2 Assay Data	114
12.1.3 Integra Data Verification	118
12.2 Additional Data Verification	119
12.3 Metallurgical Data Verification	119
12.4 Mining & Geotechnical Data Verification	120
12.5 Summary Statement	120

13. Mineral Processing and Metallurgical Testing	121

13.1 DeLamar Area Production 1977-1992	121
13.1.1 Mill Production 1977-1992	121
13.1.2 Cyanide Heap Leaching 1987-1990	121
13.2 Historical Testing	122
13.3 McClelland Metallurgical Testing 2018-2024	123
13.3.1 DeLamar and Florida Mountain Samples	123
13.3.2 DeLamar and Florida Mountain Mineralogy	123
13.3.3 DeLamar and Florida Mountain Heap Leach Testing	124
13.3.4 DeLamar and Florida Mountain Dump and Backfill Testing	141
13.4 Forte Dynamics/Forte Analytical Testing 2024	143
13.4.1 Bottle Roll Cyanidation Tests	143
13.4.2 Diffusion VAT Testing	146
13.4.3 Column Test Projections	146
13.5 DeLamar and Florida Mountain Recovery and Reagent Estimates	147
13.5.1 Metallurgical Data Evaluation	147
13.6 DeLamar and Florida Mountain Mill Testing	150
13.7 Summary Statement	150

14. Mineral Resource Estimates	151

14.1 Introduction	151
14.1.1 Mineral Resource	151

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14.1.2 Inferred Mineral Resource	152
14.1.3 Indicated Mineral Resource	152
14.1.4 Measured Mineral Resource	152
14.1.5 Modifying Factors	153
14.2 DeLamar Project Data	153
14.2.1 Drill-Hole Data	153
14.2.2 Topography	154
14.3 Modeling of Historical Underground Workings	154
14.4 Geological Modeling	154
14.5 Deposit Geology Pertinent to Resource Modeling	154
14.6 Oxidation Modeling	155
14.7 Density Modeling	156
14.8 DeLamar Area In Situ Gold and Silver Modeling	158
14.8.1 Mineral Domains	158
14.8.2 Assay Coding, Capping, and Compositing	164
14.8.3 Block Model Coding	166
14.8.4 Grade Interpolation	166
14.8.5 Model Checks	167
14.9 Florida Mountain Area In Situ Gold and Silver Modeling	168
14.9.1 Mineral Domains	168
14.9.2 Assay Coding, Capping, and Compositing	173
14.9.3 Block Model Coding	175
14.9.4 Grade Interpolation	175
14.9.5 Model Checks	176
14.10 Stockpile Gold and Silver Modeling	176
14.11 DeLamar Project Mineral Resources	178
14.12 Discussion of Resource Modeling	195
14.13 Summary Statement	195

15. Mineral Reserve Estimates	196

15.1 Geotechnical Parameters	198
15.2 Mineral Reserve Statement	201

16. Mining Methods	203

16.1 Mine Production Schedule	204
16.2 Designs of Development Rock Storage Facilities	212
16.3 Equipment Requirements	213
16.4 Personnel Requirements	216

17. Recovery Methods	219

17.1 Process Flow Sheets	219
17.2 Process Production Schedule	222
17.3 Recovery Process Designs	223
17.3.1 Two-Stage Crushing	225
17.3.2 Agglomeration & Cure Stockpile	225
17.3.3 Heap Leach Facilities	226
17.3.4 Merrill Crowe Plant and Refinery	230
17.3.5 Gold and Silver Production	230
17.4 Reagents	231
17.5 Water Consumption	233
17.6 Power Consumption	233

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17.7 Control Systems	233
17.8 Assay and Metallurgical Laboratory	234
17.9 Summary Statement	234

18. Project Infrastructure	235

18.1 Existing Infrastructure	237
18.2 Site Access and Security	237
18.3 Roads	238
18.3.1 Main Access Road	238
18.3.2 Maintenance Roads	238
18.3.3 Haul Roads	238
18.4 Mine Facilities	239
18.4.1 Development Rock Storage Facilities	239
18.4.2 Truck Shop	239
18.4.3 Haul Truck Wash	239
18.4.4 Fuel Islands	240
18.4.5 Temporary Stockpiles	240
18.4.6 Drill and Blast Facilities	240
18.5 Process Facilities	241
18.5.1 Crushing Facility	241
18.5.2 Agglomeration	244
18.5.3 Heap Leach Facilities	244
18.5.4 Merrill Crowe Plant	245
18.6 Ancillary Support Facilities	246
18.6.1 Administration Building	246
18.6.2 Assay and Metallurgical Laboratory	246
18.6.3 Fuel Storage	246
18.6.4 Compressed Air	247
18.6.5 Laydown Areas	247
18.7 Utilities	247
18.7.1 Water Management	247
18.7.2 Power	254
18.7.3 Communications	256

19. Market Studies and Contracts	257

19.1 Market	257
19.2 Price Assumptions	257
19.3 Contracts	258
19.4 Summary Statement	258

20. Environmental Studies, Permitting and Social or Community Impact	259

20.1 Environmental Studies and Permitting Overview	259
20.1.1 Federal Permitting	260
20.1.2 State of Idaho Permitting	261
20.1.3 Local County Requirements	261
20.1.4 Permitting Timelines	262
20.1.5 Most Likely Case EIS Cost Summary	263
20.2 Water Management	263
20.2.1 Water Quality Monitoring	265
20.2.2 Mine Water Quality	265
20.3 Waste Management	265
20.4 Reclamation Strategy	266

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20.4.1 Stream and Wetland Mitigation	266
20.4.2 Reclamation Costs	267
20.4.3 Bonding	267
20.5 Social and Community	268
20.6 Dark Skies Compliant Lighting	268
20.7 Summary Statement	268

21. Capital and Operating Costs	269

21.1 Mining Capital	270
21.1.1 Primary Equipment	272
21.1.2 Support Equipment	272
21.1.3 Blasting Equipment	272
21.1.4 Mine Maintenance Capital	273
21.1.5 Other Mining Capital	273
21.1.6 Pre-Stripping	273
21.1.7 Capitalized Sustaining	274
21.1.8 Mining Contingency	274
21.2 Process and Infrastructure Capital	275
21.2.1 Development Rock Storage Facilities (1300)	277
21.2.2 Crushing (4200)	277
21.2.3 Agglomeration (4300)	277
21.2.4 Heap Leach Facilities (4400)	277
21.2.5 Precious Metal Recovery (4500)	278
21.2.6 Refinery (4600)	278
21.2.7 Infrastructure Capital Costs (5000s)	278
21.2.8 Mobile Equipment	279
21.2.9 Contingency	281
21.2.10 Engineering, Procurement, and Construction Management	281
21.2.11 Freight, Spares, and Taxes	281
21.3 General and Administrative Cost	281
21.4 Other Capital Costs	282
21.4.1 Owner's Capital Costs	282
21.4.2 Reclamation Costs	282
21.4.3 Bonding Cash Collateral	284
21.4.4 Residual Value	284
21.5 Mine Operating Costs	284
21.5.1 Mine General Services	286
21.5.2 Mine Maintenance	286
21.5.3 Drilling	286
21.5.4 Blasting	286
21.5.5 Loading	286
21.5.6 Hauling	286
21.5.7 Mine Support	286
21.6 Process Operating Cost Summary	287
21.6.1 Power	289
21.6.2 Consumables	289
21.6.3 Labor	290
21.6.4 Equipment Wear and Maintenance	290
21.6.5 Fuel	290
21.6.6 Application of Process Operating Costs	290
21.7 General and Administrative Operating Costs	291

22. Economic Analysis	292

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22.1 Forward-Looking Information Cautionary Statements	292
22.2 Methodology	292
22.3 Financial Model Parameters and Assumptions	292
22.3.1 Mineral Resources, Mineral Reserves and Production Schedule	293
22.4 Economic Analysis	301
22.5 Sensitivity Analyses	305
22.6 Summary Statement	305

23. Adjacent Properties	306

24. Other Relevant Data and Information	307

25. Interpretation and Conclusions	308

25.1 Geology and Mineral Resources	308
25.2 Mining and Mineral Reserves	308
25.3 Mineral Processing	309
25.4 DeLamar Project Opportunities	309
25.4.1 Geology and Mineral Resources	309
25.4.2 Mining and Mineral Reserves	310
25.4.3 Mineral Processing	310
25.4.4 Project Infrastructure	311
25.5 DeLamar Project Risks	311
25.5.1 Geology and Mineral Resources	311
25.5.2 Mining and Mineral Reserves	311
25.5.3 Mineral Processing	312
25.5.4 Project Infrastructure	312
25.5.5 Permitting	312
25.5.6 Climate Change	312

26. Recommendations	314

26.1 Geology and Mineral Resources	314
26.1.1 Exploration	314
26.2 Mining and Mineral Reserves	314
26.3 Mineral Processing	314
26.4 Project Infrastructure	315
26.4.1 Water Balance	315
26.5 Environmental, Permitting, and Social Considerations	315
26.6 Recommended Work Program	316

27. References	317

28. Date and Signature Page	323

29. Certificates of Qualified Persons	324

30. Appendices	330

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Tables

Table 1-1: Resource Pit Optimization Cost Parameters	18
Table 1-2: Resource Pit Optimization Metal Recoveries	19
Table 1-3: Total DeLamar Project Gold and Silver Resources	20
Table 1-4: Total Proven and Probable Reserves, DeLamar and Florida Mountain	22
Table 1-5: Capital Cost Summary	25
Table 1-6: Operating and Total Cost Summary	25
Table 1-7: Economic Analysis Summary	26
Table 1-8: Integra Cost Estimate for the Recommended Work Program	35
Table 2-1: Qualified Persons, Dates of Most Recent Site Visits, and Report Responsibilities	37
Table 2-2: Acronyms and Abbreviations	38
Table 2-3: Conversions	41
Table 2-4: Units of Measure	42
Table 4-1: Summary of Estimated Land Holding Costs for the DeLamar Project	48
Table 4-2: Summary of Royalties	49
Table 6-1: DeLamar Mine Gold and Silver Production 1977-1992	60
Table 7-1: Summary of Volcanic Rock Units in the Vicinity of the DeLamar Mine	66
Table 10-1: DeLamar Project Drilling Summary	87
Table 10-2: Historical Drilling at the DeLamar and Florida Mountain Areas	88
Table 10-3: Integra Drilling Summary	94
Table 11-1: Integra Certified Reference Materials	105
Table 13-1: Historic Mineralogy and Metallurgical Testing, DeLamar and Florida Mountain	122
Table 13-2: Bottle Roll Tests, DeLamar Oxide Composites, P80 1.7 mm Feed Size, 96 Hour Leach at 40% Solids and 1.0 g NaCN/L	125
Table 13-3: Bottle Roll Tests, DeLamar Transitional Composites, P80 1.7 mm Feed Size, 96 Hour Leach at 40% Solids and 1.0 g NaCN/L	126
Table 13-4: Summary Results, Bottle Roll Tests, DeLamar and Variability Composites, Sorted by Zone	126
Table 13-5: Summary Results, Bottle Roll Tests, DeLamar Variability Composites, Sorted by Lithology	127
Table 13-6: PEA Column Leach and Bottle Roll Tests, DeLamar and Glen Silver Bulk Samples	129
Table 13-7: PFS and Post-PFS Column Leach Test and Bottle Roll Test Results, DeLamar Drill Core Composites	130
Table 13-8: Bottle Roll Tests, Florida Mountain Oxide Core Composites, P80 1.7 mm Feed Size, 96 Hour Leach at 40% Solids and 1.0 g NaCN/L	135
Table 13-9: Bottle Roll Tests, Florida Mountain Transitional Core Composites, P80 1.7 mm Feed Size, 96 Hour Leach at 40% Solids and 1.0 g NaCN/L	136
Table 13-10: Column Leach and Bottle Roll Test Results, Florida Mountain PEA and PFS Testing	140
Table 13-11: Summary Metallurgical Results, Heap Leach Tests, DeLamar and Florida Mountain Dump and Backfill Column Test Composites	142
Table 13-12: Summary of Bottle Roll Test Data for Gold and Silver as a Function of Sulfide Sulfur	143
Table 13-13: Heap Leach Recovery and Reagent Consumption Estimates	147
Table 13-14: Recovery Parameters	148
Table 14-1: DeLamar Area Specific Gravity Values Assigned to Resource Model	157
Table 14-2: Florida Mountain Area Specific Gravity Values Assigned to Resource Model	158
Table 14-3: Approximate Grade Ranges of DeLamar Area Gold and Silver Domains	158
Table 14-4: DeLamar Area Gold and Silver Assay Caps by Domain	164
Table 14-5: Descriptive Statistics of DeLamar Area Coded Gold Assays	164

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Table 14-6: Descriptive Statistics of DeLamar Area Coded Silver Assays	165
Table 14-7: Descriptive Statistics of DeLamar Area Gold Composites	165
Table 14-8: Descriptive Statistics of DeLamar Area Silver Composites	165
Table 14-9: Summary of DeLamar Area Grade Estimation Parameters	166
Table 14-10: Approximate Grade Ranges of Florida Mountain Area Gold and Silver Domains	168
Table 14-11: Florida Mountain Area Gold and Silver Assay Caps by Domain	173
Table 14-12: Descriptive Statistics of Florida Mountain Area Coded Gold Assays	173
Table 14-13: Descriptive Statistics of Florida Mountain Area Coded Silver Assays	174
Table 14-14: Descriptive Statistics of Florida Mountain Area Gold Composites	174
Table 14-15: Descriptive Statistics of Florida Mountain Area Silver Composites	174
Table 14-16: Summary of Florida Mountain Area Estimation Parameters	176
Table 14-17: Stockpile Gold and Silver Assay Caps by Zone	178
Table 14-18: Resource Pit Optimization Cost Parameters	179
Table 14-19: Resource Pit Optimization Metal Recoveries	180
Table 14-20: Total DeLamar Project Gold and Silver Resources	182
Table 14-21: Resource Classification Parameters	183
Table 14-22: Gold and Silver Resources of the DeLamar Area	184
Table 14-23: Gold and Silver Resources of the Florida Mountain Area	185
Table 15-1: Summary of Pit Slope Design Recommendations - DeLamar Main, Sullivan, and Milestone	199
Table 15-2: Summary of Slope Design Recommendations for Soil Materials	200
Table 15-3: Summary of Pit Slope Design Recommendations - Florida Mountain	200
Table 15-4: Total Proven and Probable Reserves, DeLamar and Florida Mountain	202
Table 16-1: Florida Mountain Mine Production Schedule	205
Table 16-2: DeLamar FS Mine Production Schedule	206
Table 16-3: Total FS Mine Production Schedule	207
Table 16-4: FS Process Production Schedule	208
Table 16-5: Leach Ore Stockpile Balance	211
Table 16-6: Development Rock Containment Requirements (With Swell)	212
Table 16-7: DRSF and Backfill Design Capacities	213
Table 16-8: FS Yearly Mine Equipment Requirements	214
Table 16-9: Schedule Efficiency	215
Table 16-10: FS Mining Personnel Requirements	217
Table 17-1: Pit Production Schedule	222
Table 17-2: Total Head Grades and Contained Metals	222
Table 17-3: Process Design Summary	223
Table 17-4: Design Summary of Major Crushing Equipment	225
Table 17-5: Florida Mountain Stacking	226
Table 17-6: DeLamar Heap Stacking	227
Table 17-7: Gold and Silver Production Estimates	231
Table 17-8: Reagent Consumption by Ore Type	232
Table 17-9: Reagent Consumptions Assumed Constant	233
Table 18-1: Design Summary of Major Crushing Equipment	241
Table 18-2: Design Summary of Support Crushing Equipment	243
Table 18-3: Decreed Water Rights	253
Table 18-4: Water Right Permits	253
Table 18-5: Annual Power Loads	255
Table 18-6: Annual Power Loads by Area	255

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Table 19-1: Trailing Average Prices	257
Table 19-2: Consensus Gold Forecast ($US/Troy Oz)	257
Table 19-3: Consensus Silver Forecast ($US/Troy Oz)	258
Table 20-1: Summary of Project Permits, Agreements, and Other Requirements	260
Table 20-2: Estimated Permitting Timeline	262
Table 21-1: DeLamar Project Capital Cost Summary	269
Table 21-2: DeLamar Project Capital Cost by Area	269
Table 21-3: DeLamar Project Operating Cost Summary	270
Table 21-4: Mining Capital Cost by Year	271
Table 21-5: Primary Mining Equipment Cost (Unfinanced Breakdown)	272
Table 21-6: Equipment Cost Financing Assumptions	272
Table 21-7: Support Mining Equipment Cost	272
Table 21-8: Blasting Equipment	273
Table 21-9: Mine Maintenance Capital Cost	273
Table 21-10: Other Mining Capital Costs	273
Table 21-11: Pre-Stripping Costs	274
Table 21-12: Capitalized Sustaining Costs	274
Table 21-13: Mining Contingency Breakdown	274
Table 21-14: Process & Infrastructure Capital Cost Schedule	276
Table 21-15: Crushing Area Capital Cost Breakdown	277
Table 21-16: Heap Leach Facilities Capital Cost Breakdown	277
Table 21-17: Heap Leach Facility Construction Material Capital Cost Phasing	278
Table 21-18: Precious Metal Recovery Capital Cost Breakdown	278
Table 21-19: Infrastructure Capital	279
Table 21-20: Process & Infrastructure Mobile Equipment Capital Cost Summary	280
Table 21-21: Process & Infrastructure Basis of Contingency	281
Table 21-22: General & Administrative Capital Cost Summary	281
Table 21-23: Owner's Capital Costs	282
Table 21-24: Reclamation Capital Cost Schedule	283
Table 21-25: Annual Mine Operating Cost Estimate	285
Table 21-26: Process Operating Cost Summary	287
Table 21-27: Process Operating Cost by Area	287
Table 21-28: Process Operating Cost Schedule	288
Table 22-1: Florida Mountain Yearly Material Movement (Mine Physicals)	295
Table 22-2: DeLamar Yearly Material Movement (Mine Physicals)	296
Table 22-3: Stockpile Management Yearly Mine Physicals	297
Table 22-4: Total Project Yearly Mine and Process Physicals	298
Table 22-5: Economic Analysis Summary	301
Table 22-6: Cash Flow	304
Table 22-7: Project Sensitivity to Metal Prices	305
Table 26-1: Integra Cost Estimate for the Recommended Work Program	316
Table 30-1: Mine General Services, Engineering and Geology Costs	368
Table 30-2: Annual Mine Maintenance Costs	369
Table 30-3: Annual Drilling Costs	370
Table 30-4: Annual Blasting Costs	372
Table 30-5: Annual Loading Costs	373
Table 30-6: Annual Haulage Costs	375
Table 30-7: Annual Mine Support Costs	376

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Table 30-8: Process Power Cost by Area	377
Table 30-9: Annual Process Reagent Cost by Area	377
Table 30-10: Life of Mine Cost Summary by Reagent	378
Table 30-11: Quicklime Consumption Rates	379
Table 30-12: Cement Consumption Rates	380
Table 30-13: Cyanide Consumption Rates	381
Table 30-14: Consumption for Reagents with Constant Consumptions	381
Table 30-15: Process Labor Costs by Area	382
Table 30-16: Annual Wear and Maintenance Costs by Area	382
Table 30-17: Process Personnel Counts	383
Table 30-18: Annual Process Fuel Cost by Area	384
Table 30-19: Process Mobile Equipment Fuel Cost Summary	384
Table 30-20: Process Mobile Equipment Counts	385
Table 30-21: G&A Operating Cost Summary	386

Figures

Figure 4-1: Location Map, DeLamar Gold - Silver Project	46
Figure 4-2: DMC Property Map	47
Figure 4-3: Areas Subject to DeLamar Project Royalties and Lease Agreements	50
Figure 5-1: Access Map for the DeLamar Project	53
Figure 6-1: Estimated Annual Production Value, Silver City (Carson) Mining District 1863–1942	56
Figure 6-2: Aerial View, Zones of Exploration, and Mining Since 1969 within the DeLamar Area	58
Figure 6-3: Aerial View of the Florida Mountain (Stone Cabin Mine) Area	61
Figure 6-4: Photograph of the Reclaimed Florida Mountain (Stone Cabin) Mine Area	61
Figure 7-1: Shade Relief Map with Regional Setting of the Owyhee Mountains	62
Figure 7-2: Generalized Geologic Map of the Central Owyhee Mountains	64
Figure 7-3: Land Position Map Showing Mineralized Zones	67
Figure 7-4: Integra Generalized 2018 DeLamar Area Geology	68
Figure 7-5: Integra 2018 Schematic Cross-Section, DeLamar Area	69
Figure 7-6: Volcano-Tectonic Setting of the DeLamar Area	70
Figure 7-7: Generalized Geologic Map of Florida Mountain	72
Figure 7-8: Schematic Florida Mountain Cross Section (Looking Northeast)	73
Figure 7-9: Veins of the Historical De Lamar Mine, Elevation 6,240 Feet	76
Figure 7-10: Longitudinal Section of the Black Jack-Trade Dollar Mine	80
Figure 8-1: Schematic Model of a Low-Sulfidation Epithermal Mineralizing System	81
Figure 9-1: Plan View of Resistivity from 2017 and 2018 IP/RES Surveys	83
Figure 9-2: Plan View of Chargeability from 2017 and 2018 IP/RES Surveys	84
Figure 10-1: Map of DeLamar Area Drill Holes	89
Figure 10-2: Map of Florida Mountain Area Drill Holes	90
Figure 11-1: CRM CDN-GS-P6A Gold Analyses for the 2018-2019 Drill Programs	106
Figure 11-2: CRM SN74 Silver Analyses for the 2018-2019 Drill Programs	106
Figure 11-3: All CRM Gold Analyses for the 2020-2021 Drill Programs	107
Figure 11-4: All CRM Silver Analyses for the 2020-2021 Drill Programs	107
Figure 11-5: CRM OREAS 251b Gold Analyses for the 2022-2023 Drill Programs	108
Figure 11-6: CRM OREAS 211 Silver Analyses for the 2022-2023 Drill Programs	108

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Figure 11-7: Blank Gold Values vs. Gold Values of Previous Samples for the 2018-2019 Drill Programs	109
Figure 11-8: Blank Gold Values vs. Gold Values of Previous Samples for the 2020-2021 Drill Programs	110
Figure 11-9: Blank Gold Values vs. Gold Values of Previous Samples for the 2022-2023 Drill Programs	111
Figure 11-10: RC Field Duplicate Gold Results Relative to Primary Sample Assays	112
Figure 12-1: Repeat Mine Lab Silver Assays Relative to Original Mine Lab Assays	115
Figure 12-2: Outside Lab Silver Assays Relative to Original Mine Lab Assays	116
Figure 12-3: Mine Lab Silver AA Analyses Relative to Mine Lab Silver Fire Assays	117
Figure 12-4: Mine Lab Gold AA Analyses Relative to Mine Lab Gold Fire Assays	118
Figure 13-1: Gold Recovery, Bottle Roll Test, DeLamar PFS Variability Composites	128
Figure 13-2: Gold and Silver Recovery vs. Feed Size, Column Leach Tests, DeLamar Glen Silver Bulk Samples	131
Figure 13-3: Florida Mountain Bottle Roll Test Recoveries, Variability Composites	138
Figure 13-4: Au Recovery % vs. Sulfide, by Oxidation	144
Figure 13-5: Au CN/FA vs. Sulfide	145
Figure 13-6: Au Recovery vs. Sulfide Sulfur, CLT Testing	145
Figure 14-1: Cross Section 1230 NW Showing Gold Domains at Sullivan Gulch	160
Figure 14-2: Cross Section 1230 NW Showing Silver Domain at Sullivan Gulch	161
Figure 14-3: Cross Section 2790 NW Showing Gold Domains at Glen Silver and South Wahl	162
Figure 14-4: Cross Section 2790 NW Showing Silver Domains at Glen Silver and South Wahl	163
Figure 14-5: Florida Mountain Cross Section 2830 N Showing Geology and Gold Domains	169
Figure 14-6: Florida Mountain Cross Section 2830 N Showing Geology and Silver Domains	170
Figure 14-7: Florida Mountain and the Keys Cross Section 3280 N Showing Geology and Gold Domains	171
Figure 14-8: Florida Mountain and the Keys Cross Section 3280 N Showing Geology and Silver Domains	172
Figure 14-9: DeLamar Project Stockpile Locations	177
Figure 14-10: Cross Section 1230 NW Showing Sullivan Gulch Block-Model Gold Grades	187
Figure 14-11: Cross Section 1230 NW Showing Sullivan Gulch Block-Model Silver Grades	188
Figure 14-12: Cross Section 2790 NW Showing Glen Silver and South Wahl Block-Model Gold Grades	189
Figure 14-13: Cross Section 2790 NW Showing Glen Silver and South Wahl Block-Model Silver Grades	190
Figure 14-14: Cross Section 2830 N Showing Florida Mountain Block-Model Gold Grades	191
Figure 14-15: Cross Section 2830 N Showing Florida Mountain Block-Model Silver Grades	192
Figure 14-16: Cross Section 3280 N Showing Florida Mountain and Block-Model Gold Grades	193
Figure 14-17: Cross Section 3280 N Showing Florida Mountain and the Keys Block-Model Silver Grades	194
Figure 16-1: General Area of DeLamar and Florida Mountain Pits and their DRSFs	203
Figure 17-1: Florida Mountain Process Flow Sheet	220
Figure 17-2: DeLamar Process Flow Sheet	221
Figure 17-3: General Layout of the DeLamar Project	224
Figure 17-4: DeLamar HLP Agglomeration and Stacking PFD	228
Figure 18-1: General Site Layout	236
Figure 18-2: Typical Haul Road	239
Figure 18-3: Two Stage Crushing Circuit, Plan View	242

FORTE DYNAMICS, LLC	Integra Resources Corp.

Figure 18-4: Crushing Facility Process Flow Summary	243
Figure 18-5: Heap Leach Facility Flow Diagram	244
Figure 18-6: Merrill Crowe Plant Section	246
Figure 18-7: Existing Water Management Infrastructure	249
Figure 18-8: Proposed Water Treatment Plant	252
Figure 20-1: Water Management System Overview	264
Figure 22-1: Tonnes Mined and OPEX/Tonne Mined	300
Figure 22-2: Gold Equivalent Production Profile by Area	300
Figure 22-3: Gold Equivalent Production Profile by Process Metals (AuEq K oz)	301
Figure 22-4: Annual Operating After-Tax Cash Flow	303
Figure 22-5: After-Tax Sensitivity	305

Appendices

Appendix A - List of Patented and Unpatented Federal Mining Claims and Leased Land	331
Appendix B - Capital and Operating Cost Tables	367

FORTE DYNAMICS, LLC	Integra Resources Corp.

1. SUMMARY

Forte Dynamics, LLC (Forte) supervised the preparation of this feasibility study of the DeLamar gold-silver project, located in Owyhee County, Idaho, at the request of Integra Resources Corp. (Integra, Integra Resources, or the Company), a Canadian company listed on the TSX Venture Exchange (TSX.V:ITR) and the NYSE American Exchange (NYSE:ITRG). The DeLamar project encompasses the DeLamar and Florida Mountain deposit areas. Both deposit areas were subject to historical underground mining in the late 1800s and early 1900s and open pit mining in the late 20th century. Kinross Gold Corporation conducted the most recent open-pit mining, which ended in 1998.

This report has been prepared under the supervision of Barry Carlson, P.E., P.Eng., SME-RM and Principal Engineer for Forte, Deepak Malhotra, Ph.D., SME-RM and Principal Metallurgist for Forte, Mr. Sterling K. Watson, P.Eng., and Principal Engineer for RESPEC, Jeffrey Bickel, CPG and Senior Geologist for RESPEC, Jay Nopola, P.E., P.Eng., CPG and Principal Consultant of RESPEC, in accordance with the disclosure and reporting requirements set forth in the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP, and Form 43-101F1, as amended. Mr. Carlson, Dr. Malhotra, Mr. Watson, Mr. Bickel, and Mr. Nopola are qualified persons under NI 43-101. None of them have any affiliation with Integra or its subsidiaries except that of independent consultant/client relationships.

This technical report updates and modifies the results of earlier technical studies dated August 25, 2023, and January 24, 2022. All sections of previous NI 43-101s have been updated herein. This feasibility study has an effective date of December 8, 2025.

1.1 Property Description and Ownership

The DeLamar project is in Owyhee County, Idaho. The project's land package is composed of patented and unpatented mining and mill site claims owned or controlled by Integra on private, state, and BLM lands. The project includes 790 unpatented lode, placer, and millsite claims and 16 tax parcels comprised of patented mining claims, and certain leasehold and easement interests, and it fully covers the project's two resource and reserve areas-DeLamar and Florida Mountain, located approximately 6.6 kilometers from each other. In aggregate, it covers approximately 8,673 hectares (21,431 acres) in southwestern Idaho, about 80 kilometers southwest of Boise. The property is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine (last operated by Kinross). The total annual land-holding costs are estimated to average $600,107. All mineral titles and permits are held by the DeLamar Mining Company (DMC), an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through a stock purchase agreement in 2017.

The property includes 1,561 hectares controlled through seven leases from the State of Idaho which are subject to a 5.0% NSR royalty plus annual payments of $27,282. The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain resources and reserves.

1.2 Mining History

From 1891 to 1998, the DeLamar project area produced approximately 1.3 million ounces of gold and 70 million ounces of silver. In 1999, the DeLamar mill produced an unknown additional of precious metals. The original De Lamar underground mine-as it was known during its historical heydays from 1876 to1891-and the later DeLamar open pit operation produced approximately 1.025 million ounces of gold and 51 million ounces of silver. Florida Mountain produced nearly 260,000 ounces of gold and 18 million ounces of silver from its historical underground mines and late 1990s open-pit operation.

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The DeLamar project's historical open-pit mine areas have been in closure since 2003. While a substantial amount of reclamation and closure work has been completed, water-management, monitoring, and reporting activities are ongoing. A reclamation bond of $3,276,078 remains with the Idaho Department of Lands (IDL), and a reclamation bond of $100,000 remains with the Idaho Department of Environmental Quality (IDEQ). Additional reclamation bonding in the total amount of $783,053 has been placed by Integra with the U.S. Bureau of Land Management (BLM) for exploration activities and groundwater well installation on public lands. Integra also has a reclamation bond with the IDL in the total amount of $155,900 for exploration activities on IDL leased lands.

Integra's exploration of the DeLamar project commenced in 2017. Since then, Integra has carried out geophysical and geochemical exploration programs, geologic mapping and exploration, infill, metallurgical, and geotechnical drilling programs. The DeLamar project is an advanced property as defined by NI 43-101.

1.3 Geology and Mineralization

The DeLamar project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River-Steens flood-basalt province and the west margin of the Snake River Plain. The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows, and tuffs developed on an eroded surface of Late Cretaceous granitic rocks.

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veins that are individually continuous for only a few meters/feet laterally and vertically, and of mainly less than 1.3 centimeters (0.5 inches) in width predominantly hosted in the rhyolites and latites peripheral to and above the quartz-filled fissures. This second style of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted primarily by the felsic volcanic units.

The gold and silver mineralization at the DeLamar project is best interpreted in the context of the volcanic-hosted, low-sulfidation epithermal model. Various vein textures, mineralization, alteration features, and the low contents of base metals in the district are typical of shallow, low-sulfidation epithermal deposits worldwide.

1.4 Drilling, Drill-Hole Database, and Data Verification

As of the effective date of this feasibility study, the overall drill hole database contains a total of 383,611 meters in 3,376 holes drilled by Integra and various historical operators at the DeLamar and Florida Mountain areas. The historical drilling was completed from 1966-1998 and includes 2,625 holes for a total of 275,790 meters. Most historical drilling was done using reverse-circulation (RC) and conventional rotary methods. A total of 106 historical holes were drilled using diamond-core (core) methods for a total of 10,845 meters. Approximately 74% of the historical drilling was vertical, including all conventional rotary holes. At DeLamar, a significant portion of the total historical drilling meterage was subsequently mined during the open-pit operations.

Integra commenced drilling in 2018 and has drilled a total of 751 holes (RC, core, and Sonic holes) for a total of 107,821 meters in the DeLamar and Florida Mountain areas combined. Integra drilled most of their holes at angles.

Data verification was performed on all drilling and sampling and accepted by Mr. Bickel.

FORTE DYNAMICS, LLC	P a g e | 16	Integra Resources Corp.

1.5 Mineral Resources

Mineral resources have been estimated for both the Florida Mountain and DeLamar areas of the DeLamar project. The in situ gold and silver resources were modeled and estimated by:

  Evaluating the drill data statistically and spatially to determine natural gold and silver populations

  Creating low-, medium-, and high-grade mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30-meter intervals

  Projecting the sectional mineral-domain polygons horizontally to the drill data within each sectional window

  Slicing the three-dimensionally projected mineral-domain polygons along 6-meter-spaced horizontal planes at the DeLamar area and 8-meter-spaced planes at Florida Mountain and using these slices to rectify the gold and silver mineral-domain polygons on a set of level plans for each resource area

  Coding a block model to the gold and silver mineral domains for each of the two deposit areas using the level-plan mineral-domain polygons

  Analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters

  Interpolating gold and silver grades by inverse-distance to the third power into 6 x 6 x 6-meter  blocks for the DeLamar area and 6 x 8 x 8-meter blocks at Florida Mountain, using the coded gold and silver mineral-domain percentages to explicitly constrain the grade estimations.

The estimate of stockpile resources-comprised of historically mined but not processed materials-was modeled similarly to the in-situ resources, but solids or closely spaced long sections were used instead of level plans.

Mr. Bickel estimated the DeLamar project mineral resources to reflect potential open-pit extraction and potential processing by a variety of methods: by crushing and heap leaching of oxide and transition materials at DeLamar and Florida Mountain; by grinding, flotation, ultra-fine regrind of concentrates, and Albion cyanide-leach processing of the reground concentrates for the sulfide materials at DeLamar; and by grinding, flotation, ultra-fine regrind of concentrates, and agitated cyanide-leaching of sulfide materials at Florida Mountain. To meet the requirement of having reasonable prospects for eventual economic extraction by open-pit methods, Mr. Bickel ran pit optimizations for the DeLamar and Florida Mountain areas using the parameters summarized in Table 1-1 and Table 1-2. He used the resulting pits to constrain the project resources.

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Table 1-1: Resource Pit Optimization Cost Parameters

Parameter	DLM Insitu	FM Insitu	GS	SC	SW	SG	NDLM	SOM	DM #1	DM #2	JG	TT	Unit
Mining Cost	$2.50												$/tonne mined
Pad Replacement	$1.00												$/tonne processed
G&A Cost	$0.65												$/tonne processed
Heap Leach
Oxide Processing	$3.87	$4.06	$4.64	$3.51	$5.03	$4.93	$4.55	$5.30	$4.52	$4.81	$3.26	$3.52	$/tonne processed
Transition Processing	$4.95	$4.81	$5.02	$4.48	$4.79	$4.66	$4.55	$5.30	$4.52	$4.81	$3.26	$3.52	$/tonne processed
Mill-DeLamar Area
Sulfide Processing	$21.75	$12.75											$/tonne processed
G&A Cost	$0.65	$0.65											$/tonne processed
Au Price	$2,650												$/oz produced
Ag Price	$30.00												$/oz produced
Au Refining Cost	$5.00												$/oz produced
Ag Refining Cost	$0.50												$/oz produced
Royalty	Table 4-2												NSR

Note: DLM = DeLamar In-situ; FM = Florida Mountain In-situ; GS = Glen Silver; SC = Summer Camp; SW = South Wales; SG = Sulivan Gulch; NDM = North DeLamar; SOM = Sommercamp; DM #1 = Waste Dump 1 stockpile; DM # =: Waste Dump 2 stockpile; JG = Jacob's Gulch Stockpile; TT = TipTop Stockpile

FORTE DYNAMICS, LLC	P a g e | 18	Integra Resources Corp.

Table 1-2: Resource Pit Optimization Metal Recoveries

	Gold			Silver
Process Type	Oxide	Transition	Sulfide	Oxide	Transition	Sulfide
Heap Leach
DeLamar
DeLamar In Situ	85%	75%	-	20%	30%	-
Glen Silver	75%	45%	-	15%	20%	-
Sulivan Gulch	90%	55%	-	15%	25%	-
Sommercamp	90%	65%	-	15%	25%	-
South Wales	85%	50%	-	35%	50%	-
Waste Dump 1 Stockpile	75%			30%
Waste Dump 2 Stockpile	80%			40%
North DeLamar (Backfill)	75%			35%
Sommercamp Stockpile (Backfill)	75%			35%
Florida Mountain
Florida Mountain Insitu	90%	70%	-	40%	40%	-
Jacobs Gulch Stockpile	80%			35%
Tip Top Stockpile (Backfill)	85%			50%
Mill
DeLamar In Situ	-	-	87%	-	-	87%
Glen Silver	-	-	78%	-	-	78%
Florida Mountain In Situ	-	-	95%	-	-	92%
Milestone	-	-	70%	-	-	75%

The in-pit resources were further constrained by a gold-equivalent cutoff of 0.17 g/t applied to all in-situ model blocks lying within the optimized pits that are coded as oxide or transitional, a 0.1 g/t gold-equivalent cutoff applied to all stockpile  material, a 0.3 g/t gold-equivalent cutoff applied to all in-situ blocks coded as sulfide at DeLamar, and a 0.2 g/t cutoff applied to all in-situ blocks coded as sulfide at Florida Mountain. Gold-equivalent grades were used solely for the purpose of applying the resource cutoffs. They are a function of metal prices (Table 1-1) and metal recoveries, with the recoveries varying by deposit and oxidation state (Table 1-2).

The total Florida Mountain and DeLamar resources are summarized in Table 1-3.

FORTE DYNAMICS, LLC	P a g e | 19	Integra Resources Corp.

Table 1-3: Total DeLamar Project Gold and Silver Resources

Type	Class	Tonnes	Au g/t	Au oz	Ag g/t	Ag oz
Oxide	Measured	5,891,000	0.37	70,000	17.50	3,305,000
	Indicated	40,197,000	0.35	453,000	13.50	17,454,000
	Inferred	8,640,000	0.29	80,000	7.40	2,044,000
	Meas + Ind	46,088,000	0.35	523,000	14.00	20,759,000

Transition	Measured	9,657,000	0.43	134,000	22.30	6,925,000
	Indicated	56,843,000	0.36	650,000	15.30	28,037,000
	Inferred	6,462,000	0.27	57,000	7.80	1,628,000
	Meas + Ind	66,500,000	0.37	784,000	16.40	34,962,000

Sulfide	Measured	21,643,000	0.51	357,000	32.90	22,922,000
	Indicated	68,629,000	0.45	984,000	22.30	49,254,000
	Inferred	19,789,000	0.37	235,000	15.20	9,664,000
	Meas + Ind	90,272,000	0.46	1,341,000	24.90	72,176,000

Stockpiles	Measured	-	-	-	-	-
	Indicated	42,913,000	0.22	297,000	11.80	16,259,000
	Inferred	4,711,000	0.17	26,000	10.10	1,529,000
	Meas + Ind	42,913,000	0.22	297,000	11.80	16,259,000

Total Resources	Measured	37,189,000	0.47	561,000	27.70	33,152,000
	Indicated	208,582,000	0.36	2,384,000	16.60	111,004,000
	Inferred	39,603,000	0.31	398,000	11.70	14,865,000
	Meas + Ind	245,772,000	0.37	2,945,000	18.20	144,155,000

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Jeffrey Bickel, C.P.G. and Senior Geologist for RESPEC, is a qualified person as defined in NI 43-101 and is responsible for reporting mineral resources in this technical report. Mr. Bickel is independent of Integra.

3. In consideration of potential open-pit mining and heap-leach processing, in-Situ oxide/transition mineral resources are reported at a 0.17 g AuEq/t cut-off, and stockpile mineral resources are reported at a 0.1 g AuEq/t cut-off.

4. Sulfide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The mineral resources are constrained by pit optimizations.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 1-1 and Table 1-2.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The effective date of the mineral resources is December 8, 2025.

9. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The project Indicated and Measured mineral resources include the entirety of the mineral reserves discussed herein. The mineral reserve statement has an effective date of December 8, 2025. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

FORTE DYNAMICS, LLC	P a g e | 20	Integra Resources Corp.

1.6 Mineral Reserves

The estimated mineral resources presented in this feasibility study were classified in order of increasing geological and quantitative confidence into Inferred, Indicated, and Measured categories to be in accordance with the "CIM Definition Standards - For Mineral Resources and Mineral Reserves" and therefore Canadian National Instrument 43-101. Mineral resources are reported at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions, because of the regulatory requirements that a mineral resource exists "in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction."

The mineral reserves were estimated under the supervision of Mr. Watson, P.Eng., the responsible qualified person for the mineral reserve estimations under NI 43-101. Mr. Watson is independent of Integra by the definitions and criteria set forth in NI 43-101. There is no affiliation between Mr. Watson and Integra except that of independent consultant/client relationships.

The DeLamar project's Mineral Reserves were developed by applying relevant economic criteria to define the economically extractable portions of the Mineral Resource. CIM standards require that modifying factors be used to convert Mineral Resources to Reserves.

Mr. Watson has used Measured and Indicated mineral resources as the basis to define mineral reserves for both the DeLamar and Florida Mountain deposits. Mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques. The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel. Mr. Watson then considered various factors-including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental aspects-for defining the estimated mineral reserves.

The economic parameters and cutoff grades are based on variable processing costs ranging from $3.26-$5.30/tonne, and metallurgical recoveries ranging from 45%-95% for Au and 15%-92% for Ag. The pit optimizations also used a G&A cost of $0.65/tonne, pad replacement cost of $1.00/tonne for heap-leach material, and refining costs of $5.00/oz for Au and $0.50/oz for Ag.

The overall leaching process rate is planned to be 35,000 tonnes (38,581 tons) per day or 12,450,000 tonnes (13,726,776 tons) per year for both Florida Mountain and DeLamar oxide and transitional material.

The cutoff grades are variable because of the variable processing costs and variable recoveries. Royalties are built into the block values and are considered when determining whether to process the material.

The Mineral Reserves are constrained by pit optimizations using a price of $2,000/oz Au, a price of $25/oz Ag, and a mining cost of $2.50/tonne.

Total Proven and Probable reserves for the DeLamar project from all pit phases are 119,972,000 tonnes at an average grade of 0.32 g Au/t and 13.20 g Ag/t, for 1,259,000 ounces of gold and 52,305,000 ounces of silver (Table 1-4). The mineral reserves point of reference is the point where material is fed into the crusher at the leach pad.

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Table 1-4: Total Proven and Probable Reserves, DeLamar and Florida Mountain

Mineral Reserves		Proven			Probable			Proven & Probable
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Delamar Project	Oxide	5,421	0.34	60	34,604	0.32	358	40,026	0.33	418
	Transitional	6,254	0.44	89	41,045	0.38	497	47,299	0.39	586
	Backfill/Stockpiles	-	0.00	-	32,648	0.24	254	32,648	0.24	254
Total	Mixed	11,675	0.40	149	108,297	0.32	1,110	119,972	0.33	1,259
Mineral Reserves		Proven			Probable			Proven & Probable
SILVER (Ag)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Delamar Project	Oxide	5,421	16.70	2,911	34,604	13.01	14,476	40,026	13.51	17,387
	Transitional	6,254	16.02	3,221	41,045	13.50	17,818	47,299	13.84	21,039
	Backfill/Stockpiles	-	0.00	-	32,648	13.22	13,878	32,648	13.22	13,878
Total	Mixed	11,675	16.34	6,132	108,297	13.26	46,173	119,972	13.56	52,305

Notes:

1. All estimates of Mineral Reserves have been prepared in accordance with NI 43-101 standards and are included within the current Measured and Indicated mineral resources.

2. Sterling K, Watson, P.Eng., of RESPEC Company LLC of Reno, Nevada, is a qualified person as defined in NI 43-101 and is responsible for reporting Mineral Reserves for the DeLamar Project. Mr. Watson is independent of Integra.

3. Mineral Reserves are based on prices of $2,000/oz Au and $25/oz Ag. The Mineral Reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle. Pit designs followed pit slope recommendations provided by RESPEC.

4. Mineral Reserves are reported using block value cutoff grades representing the cost of processing.

5. The Mineral Reserves are constrained by pit optimizations using a price of $2,000/oz Au, a price of $25/oz Ag, mining cost of $2.50/tonne (including rehandle), variable processing costs ranging from $3.26-$5.30/tonne, and metallurgical recoveries ranging from 45%-95% for Au and 15%-92% for Ag. The pit optimizations also used a G&A cost of $0.65/tonne, pad replacement cost of $1.00/tonne for heap-leach material, and refining costs of $5.00/oz for Au and $0.50 for Ag.

6. Energy prices of US$3.50 per gallon of diesel.

7. Pit optimizations were run on a range of prices from $500/oz Au to $3,000/oz Au.

8. The cut-off grade for Mineral Reserves is based on economics at a "break-even internal" cut-off grade for the deposits.

9. The Mineral Reserves point of reference is the point where material is fed into the crusher.

10. .All ounces reported herein represent troy ounces; "g/t Au" represents grams per tonne gold; "g/t Ag" represents grams per tonne silver.

11. Measured and Indicated Mineral Resources reported are inclusive of Mineral Reserves.

12. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

13. The estimate of Mineral Reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

14.  The effective date of the Mineral Reserves estimate is December 8, 2025.

FORTE DYNAMICS, LLC	P a g e | 22	Integra Resources Corp.

1.7 Mining Methods

The feasibility study reproduced and presented in this report considers open-pit mining of the DeLamar and Florida Mountain gold-silver deposits. Mining will utilize two 22-m3 hydraulic shovels along with one 14 m3 loader to load 136-tonne capacity haul trucks. A total of 17 haul trucks are required to maintain the production schedule. The haul trucks will haul development rock and ore out of the pit to rock storage locations and the ore crushing facility.

Development rock material will be stored in development-rock storage facilities (DRSFs) located near each of the Florida Mountain and DeLamar deposits, as well as backfilled into pits where available.

Production scheduling was completed using Geovia's MineSched™ (version 2025) software. Proven and Probable reserves along with waste material inside pit designs previously discussed were used to schedule mine production. The production schedule considers the processing of DeLamar and Florida Mountain oxide and transitional material by crushing and heap leaching, with some of the DeLamar material requiring agglomeration prior to leaching.

1.8 Metallurgy, Processing, and Recovery Methods

Metallurgical testing by Integra-generally conducted at McClelland Laboratories (McClelland) from 2018-2023 and further testing by Forte Analytical LLC in 2024-has been used to select preferred processing methods and estimate recoveries for oxide and transitional mineralization from both the DeLamar and Florida Mountain deposits. Samples used for this testing, primarily drill hole composites from 2018-2023 Integra drilling, were selected to represent the various material types contained in the current resources of  both the DeLamar and Florida Mountain deposits. Integra selected the composites to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit has shown that the oxide and transitional material types from both deposits can be processed by heap-leach cyanidation. These materials generally benefit from relatively fine crushing to maximize heap-leach recoveries and a feed size of 80% -19mm was selected as optimum. Expected heap-leach gold recoveries for the oxide mineralization from both deposits (DeLamar and Florida Mountain) are consistently high (71-89%). Heap leach gold recoveries for the transitional mineralization are expected to average 67% for Florida Mountain and range from 44-72% for the DeLamar deposit. Heap leach silver recoveries are expected to average 36% from the Florida Mountain oxide and 39% from the Florida Mountain transitional materials. Expected heap-leach silver recoveries from the DeLamar material are highly variable (11-52%), but generally low. None of the Florida Mountain heap-leach material is expected to require agglomeration. Because of elevated clay content, a significant portion of the DeLamar oxide and transitional mineralization will require agglomeration pretreatment using cement.

Both Florida Mountain and DeLamar oxide and transitional ore types have been shown to be amenable to conventional cyanide leaching with two-stage crushing providing economic enhanced metal recovery. Material will be crushed in two stages to a nominal size of 80% finer than (P80) 19-millimeter at a rate of 35,000 tonnes per day. The project has two heap leach facilities to balance early capital efficiency with operational flexibility, allowing for staged commissioning while managing particle fines and agglomeration risk across distinct ore domains.

Run-of-mine ore will be transferred from the pits via haul trucks to their respective heap leach pads for two-stage crushing at a rate of 35,000 tonnes per day before stacking. The crushing circuit consists of a primary mineral sizer and secondary low-pressure roll crusher, reducing the particle size of run-of-mine ore to a P80 (particle size at which 80% of the sample material passes) of approximately 19 millimeters. Abrasion and impact testing supported the selection of crushing equipment. The crushed ore from the Florida Mountain deposit contains limited fines and does not require agglomeration, making it suitable for direct truck dump stacking following two-stage crushing. Approximately 45% of the crushed ore from the DeLamar deposit pit contains enough fines and clay that it requires agglomeration through a screening and agglomeration circuit followed by curing and conveyor stacking. To minimize operating complexity, screening and selective agglomeration are applied only where required while protecting permeability and recovery performance.

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To reduce truck haulage requirements, one heap leach pad will be located adjacent to the Florida Mountain deposit, and the other will be located adjacent to the DeLamar deposit. Heaps leach pads will be stacked at a rate of 35,000 tonnes per day via truck stacking of the Florida Mountain heap leach pad and a system of overland, grasshopper conveyors, and a radial stacker at the DeLamar heap leach pad. Cyanide solution will be applied to the heap leach pad(s) and processed via a Merrill Crowe facility located near the DeLamar deposit heap leach pad designed for a throughput of approximately 1,360 m3 per hour. To reduce initial capital requirements, the filter cakes will be processed into doré bars at Integra's Florida Canyon Mine refinery. The Florida Canyon facility will require retrofit of parallel or larger equipment to process DeLamar doré and is accounted for in Capital Cost for the DeLamar project.

1.9 Environmental Studies, Permitting, and Social or Community Impacts

The project received a "completeness determination" from the U.S Bureau of Land Management (BLM) and has completed environmental resource baseline studies to support project environmental effects analysis under NEPA. Construction and operation of the project require further permitting, which Integra will continue to actively advance in 2026 and 2027 through parallel U.S. Federal, State of Idaho, and Owyhee County permitting processes that address mine reclamation, air and water quality, wetland impacts, and cyanidation.

In accordance with the BLM's mandate to prevent undue environmental degradation on public lands, Integra's project design optimization has continued to focus on the reduction of environmental impacts and surface disturbance of the mine operation through a leaching-focused process, consolidation of development rock storage facilities, and the design of heap leach facilities in proximity to the open pits. Through various studies conducted over the years, the proposed mine footprint has been reduced by ~25%. During the NEPA process, Integra will continue this optimization through the evaluation of agency-proposed alternatives and mitigations to deliver a robust mine operation that is protective of water resources, air quality, cultural resources, wildlife, and vegetation, as well as post-mine land use.

1.10 Capital and Operating Costs

Table 1-5 summarizes the estimated capital costs of the project. The life of mine (LOM) total capital cost is estimated as $747.5 million, including $389.1 million in preproduction capital (including working capital and reclamation bond) and $304.9 million for expansion and sustaining capital. Sustaining capital includes $53.5 million in reclamation costs. The estimated capital costs include sales tax; engineering, procurement, and construction management (EPCM); and contingency.

Table 1-6 shows the estimated LOM operating costs for the project. Operating costs are estimated to be $10.52 per tonne processed for the LOM. During the active mining years 1-10 the total site costs are $9.92 per tonne. The total cash cost is estimated to be $1,179 per ounce of gold equivalent and site level all-in sustaining costs are estimated to be $1,480 per ounce of gold equivalent.

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Table 1-5: Capital Cost Summary

Capital Cost Breakdown ($M)	Pre-Production (Yr -1)	Sustaining (Yr 1 to Yr 10)	Reclamation	Combined LOM
Capital Costs
Mining[1,2]	$27.8	$145.1	-	$172.9
Processing	$276.5	$136.1	-	$412.6
G&A	$5.1	$0.0	-	$5.1
Capex Sub-Total	$309.4	$281.2	-	$590.6
Contingency[3]	$37.6	$23.7	-	$61.3
Total Capital Costs	$347.0	$304.9	-	$651.9
Other Capital
Owners' Costs	$38.2	-	-	$38.2
Reclamation, Site[4]	-	-	$65.5	$65.5
Cash Collateral (bonding)	$3.9	-	($3.9)	$0.0
Residual Value	-	-	($8.1)	($8.1)
Total Other Capital	$42.1	$0.0	$53.5	$95.6
TOTAL CAPITAL	$389.1	$304.9	$53.5	$747.5

Notes:

1. Assumes financing of mobile equipment. Pre-production = 10% cash down and one year of payments

2. Includes $9.6M in pre-stripping

3. Overall contingency of 12% (mining 5%, processing 13%, G&A 17%)

4. Includes $26.4 M for ongoing water treatment post mine closure

Table 1-6: Operating and Total Cost Summary

LOM Operating Costs (US$)	Per Tonne
	Mined	Processed[3]
Mining	$2.55	$3.95
Processing	-	$5.02
G&A	-	$1.54
Total Site Costs		$10.52[4]
LOM Cash Costs, AISC[2]& AIC[3] Breakdown	$/oz Au	$/oz AuEq
	By-Product	Co-Product
Mining	$510	$417
Processing	$648	$530
G&A	$199	$163
Total Site Costs	$1,357	$1,110
Transport & Refining	$10	$8
Royalties[1]	$75	$61
Total Cash Costs	$1,441	$1,179
Silver By-Product Credits	($669)	-
Total Cash Costs Net of Silver By-Product	$772	$1,179
Sustaining Capital	$335	$274
Closure Costs Net of Residual Value[2]	$34	$28
Site Level All-in Sustaining Costs	$1,142	$1,480

Notes:

1. Royalties are detailed in Section 22.

2. Closure costs for all-inclusive sustaining cost (AISC) calculation exclude ongoing water treatment reclamation costs.

3. LOM unit costs are calculated using costs from year 1 through year 12 with tonnages from year 1 through year 10. Year -1 costs are capitalized and included in the capital cost estimate.

4. LOM unit cost during operations (year 1 through year 10) equals $9.92/tonne with a total cost of $1,164.5 million.

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1.11 Economic Analysis

The results of this feasibility study (FS) indicate that the DeLamar project is both technically and economically feasible and demonstrates robust returns.  The qualified person recommends that the DeLamar project advance to detailed engineering with a list of specific recommendations (see Section 26).

The FS confirms robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation with competitive operating costs and high rate of return. The FS outlines total production of 1.1 Moz AuEq over a 10-year operating mine life (plus five years of residual leaching) from an average annual production profile of 106 koz AuEq per annum at a co-product mine-site AISC of $1,480/oz. The project generates an after-tax NPV5% of $774 M with an after-tax IRR of 46% at base case metal prices of $3,000/oz for gold and$35/oz for silver.

A summary of the FS parameters and economic indicators are shown in Table 1-7.

Table 1-7: Economic Analysis Summary

Payable Metals
LOM Gold Payable (koz Au)	910
LOM Silver Payable (koz Ag)	17,392
LOM Gold Equivalent Payable (koz AuEq)	1,113
Avg. Annual Gold Payable (koz Au), Yr 1-10	88
Avg. Annual Silver Payable (koz Ag), Yr 1-10	1,602
Avg. Annual Gold Equivalent Payable (koz AuEq), Yr 1-10	106
Avg. Annual Gold Payable (koz Au), Yr 1-5	102
Avg. Annual Silver Payable (koz Ag), Yr 1-5	1,450
Avg. Annual Gold Equivalent Payable (koz AuEq), Yr 1-5	119
Costs per Tonne
Mining Costs ($/t mined)	$2.55
Mining Costs ($/t processed)	$3.95
Processing Costs ($/t processed)	$5.02
G&A Costs ($/t processed)	$1.54
Total Site Operating Cost ($/t processed)[4]	$10.52
Cash Costs
LOM Cash Cost, net-of-silver by-product ($/oz Au)	$772
LOM Cash Cost, co-product ($/oz AuEq)	$1,179
LOM AISC, net-of-silver by-product ($/oz Au)	$1,142
LOM AISC, co-product ($/oz AuEq)	$1,480
Capital Expenditure (Incl. Contingency)
Pre-Production Capital, Incl. Contingency ($M)[2]	$347.0
Bonding Cash Collateral ($M)	$3.9
Owners' Cost ($M)	$38.2
Total Initial Capital ($M)	$389.1
Sustaining Capital / Equipment Financing, Incl. Contingency ($M)	$304.9
Reclamation Cost ($M)[3]	$65.5

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Salvage Value ($M)	($8.1)
Bonding Cash Collateral Return ($M)	($3.9)
Total Capital ($M)	$747.5
Base Case Metal Price Assumptions
Gold Price ($/oz)	$3,000
Silver Price ($/oz)	$35
Base Case Project Economics
After-Tax IRR (%)	46.0%
After-Tax NPV5% ($M)	$773.7
Payback Period (years)	1.8
Average Annual Net Free Cash Flow ($M) - Yr 1 to Yr 10	$142.8
Total Net Free Cash Flow ($M)	$1,066.3

Notes:

1. Gold equivalent calculated using base case metal prices of $3,000/oz Au and $35/oz Ag

2. Assumes mobile equipment financing

3. Closure costs include $26.4 M ongoing water treatment reclamation liability

4. LOM total site operating cost ($/t processed) for operating Year 1 to Year 10 is $9.92/t

1.12 Conclusions and Recommendations

1.12.1 Conclusions

Integra has completed extensive work on the DeLamar project since acquiring it in 2017. Integra has developed the property through several estimations of mineral resources and an estimate of mineral reserves, which-coupled to a diligent geotechnical and metallurgical testing program and several economic studies-has resulted in the feasibility study presented in this technical report superseding the previous pre-feasibility study, DeLamar and Florida Mountain Gold-Silver Project dated October 31, 2023. Since the PFS, the focus has been on optimization, most notably focusing on oxide ore in the mineral reserve and designing two heap leach facilities as opposed to one. These notable changes will improve project permitting and ramp up plans. Work activities were identified early and included for advancing and derisking the project and development timeline. Further definition was also completed on Au and Ag recoveries and associated characterizations of oxide and transitional ores, leading to the selection of the optimal ore crush size, heap leach facility lift heights, and stacking plans. Capital and operating costs were reviewed and updated.

Project-wide, Measured and Indicated mineral resources total 245,772,000 tonnes averaging 0.37 g Au/t (2,945,000 ounces of gold) and 18.2 g Ag/t (144,155,000 ounces of silver); Inferred resources total 39,603,000 tonnes at an average grade of 0.31 g Au/t (398,000 ounces of gold) and 11.7 g Ag/t (14,865,000 ounces of silver); Measured and Indicated stockpile resources total 42,913,000 tonnes averaging 0.22 g Au/t (297,000 ounces of gold) and 11.8 g Ag/t (16,259,000 ounces of silver); and Inferred stockpile resources total 4,711,000 tonnes that average 0.17 g Au/t (26,000 ounces of gold) and 10.0 g Ag/t (1,529,000 ounces of silver).

Total gold production is estimated to be 910,000 ounces, with LOM average heap leach gold recovery of 72.3%. Total silver production is estimated to be 17,392,000 ounces, with an average LOM heap leach silver recovery of 33.2%. The Florida Mountain pit has a strip ratio of 0.47 tonnes of waste per tonne of processed material. The DeLamar area pits have an overall strip ratio of 1.16 tonnes of waste per tonne of processed material. The project has an after-tax net present value 5% (NPV5) of $774 million and a 46% after-tax internal rate of return using base case metal prices of $3,000 per ounce gold and $35/oz silver.

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There is considerable exploration upside for potential open-pit and underground mineable mineralization, at Florida Mountain and DeLamar and in Integra-held lands immediately outside of the bounds of the resources & reserves project area. The potential of both areas and target types is supported by existing Integra drill results and warrants additional exploration investment.

1.12.1.1 Geology and Mineral Resources

The authors offer the following interpretations and conclusions about the geology and mineral resources of the DeLamar project:

  Historical stockpile resources have been characterized. Testing confirms the good potential for heap leach cyanidation processing, with recovery estimates similar to those for the in-situ oxide and transitional material types. Historical stockpile resources are included within the mineral resource estimate and mineral reserve.
  The authors have updated the mineral resources and reserves since the previous report 2023 PFS. They constrained the open-pit gold and silver resources at the DeLamar project to lie within economic pit limits and tabulated them using cutoff grades of 0.17 g AuEq/t for oxide and transitional materials at both the DeLamar and Florida Mountain areas, 0.10 g AuEq/t for all stockpile materials, 0.3 g AuEq/t for non-oxide mineralization at the DeLamar area, and 0.2 g AuEq/t for non-oxide materials at Florida Mountain. (The gold and silver Measured and Indicated mineral resources are inclusive of the mineral reserves.)
  Project-wide, Measured and Indicated mineral resources total 245,772,000 tonnes averaging 0.37 g Au/t (2,945,000 ounces of gold) and 18.2 g Ag/t (144,155,000 ounces of silver); Inferred resources total 39,603,000 tonnes at an average grade of 0.31 g Au/t (398,000 ounces of gold) and 11.7 g Ag/t (14,865,000 ounces of silver); Measured and Indicated stockpile resources total 42,913,000 tonnes averaging 0.22 g Au/t (297,000 ounces of gold) and 11.8 g Ag/t (16,259,000 ounces of silver); and Inferred stockpile resources total 4,711,000 tonnes that average 0.17 g Au/t (26,000 ounces of gold) and 10.0 g Ag/t (1,529,000 ounces of silver).

1.12.1.2 Mining and Mineral Reserves

The QPs give it as their professional opinions that the mineral resources and mineral reserves presented herein are appropriate for public disclosure and comply with the definitions of mineral resources and mineral reserves established by CIM Definition Standards for Mineral Resources and Reserves (2014). The authors used prices of $2,000/oz Au and $25/oz Ag per ounce to determine the ultimate pit limits for design. They used prices of $3,000/oz Au and $35/oz Ag for the feasibility study's economic evaluation.

Key highlights enabled by the DeLamar project's mineral resources and reserves include:

  A robust mine plan at nominal mining rate 35,000 tonnes per day.
  Total Proven and Probable mineral reserves for the DeLamar project from all pit phases and historical dumps and stockpiles are 119,972,000 tonnes with average grades of 0.33 g Au/t and 13.56 g Ag/t, for 1,259,000 ounces of gold and 52,305,000 ounces of silver.
  Mining the Florida Mountain deposit occurs first, before transitioning to the DeLamar deposit.
  Total gold production is estimated to be 910,000 ounces, with LOM average heap leach gold recovery of 72.3%. Total silver production is estimated to be 17,392,000 ounces, with an average LOM heap leach silver recovery of 33.2%. The Florida Mountain pit has a strip ratio of 0.47 tonnes of waste per tonne of processed material. The DeLamar area pits have an overall strip ratio of 1.16 tonnes of waste per tonne of processed material.
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  An after-tax net present value 5% (NPV5) of $774 million and 46% after-tax internal rate of return using base case metal prices of $3,000 per ounce gold and $35/oz silver.
  An average production for the first five years of 119 thousand ounces AuEq (excluding the preproduction period), with an average LOM production of 106 koz AuEq per year for 10 years at site level cash costs of $1,179/oz AuEq (co-product) and below industry-average all-in sustaining costs (AISC) of $1,480/oz AuEq (co-product).
  A life-of mine strip ratio of 0.54:1.

1.12.1.3 Mineral Processing

The authors offer the following interpretations and conclusions about mineral processing:

  Integra's metallurgical testing demonstrates that oxide and transitional mineralization types from both the DeLamar and Florida Mountain deposits extracted by open pit mining methods can be processed by heap-leach cyanidation.
  Florida Mountain ore does not require pretreatment agglomeration-which reduces operational complexity in the early years of the mine life.
  The majority of DeLamar ore does require agglomeration pretreatment prior to leaching.
  The current processing method includes 35,000 tonnes per day of ore crushed to P80 19mm that will be stacked onto a heap leach pad-first onto the Florida Mountain heap leach pad, then transitioning to the DeLamar heap leach pad in year four.
  The pregnant solution will be processed by an on-site Merrill Crowe plant.
  Average LOM recovery of Au at 72.3% and 33.2% for Ag.

This feasibility study demonstrates that the DeLamar project can be an economical project with a robust return on investment. Further opportunities exist to improve the project. Those opportunities are detailed below. They can be investigated in parallel with the initiation of detailed project design. The authors of this feasibility study detected no fatal flaws that would prevent the project from advancing to detailed engineering.

1.12.2 Recommendations

1.12.2.1 Geology and Mineral Resources

Regarding geology and mineral resources, the authors recommend that Integra does the following:

  Integra should emphasize the reconciliation of recoveries to the modeled oxidation zones as a part of their overall reconciliation program.
  Chemical analyses of blast holes should be reconciled to the model.
  Logged geology and mineralogy and the geochemical analyses should be used to refine the operational models for the different zones.
  Integra should strive to continuously improve their geologic understanding and modeling of the deposits' clay alteration zones, paying special attention to the clay zones' impacts on operational processing circuits.

1.12.2.2 Exploration

The potential to discover additional resources exists beneath the current open pits and adjacent areas. To increase the DeLamar project's value and mineral resources, Integra should continue exploration work.

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1.12.2.3 Mining and Mineral Reserves

The authors recommend that Integra conduct the following work aimed at improving the project's mining plan and mineral reserves:

  Additional mine planning and design work to further optimize mine phasing, haulage patterns, production profile smoothing, and material movement efficiency
  Optimize the transition from Florida Mountain mining to DeLamar mining, which may present opportunities to share, reduce, or replace elements of the existing truck-haulage fleet
  Evaluate in-pit backfilling opportunities into mine design and sequencing studies. In-pit placement of development rock may reduce overall haul distances, improve haulage efficiency, lower operating costs, and provide reclamation and closure benefits
  Incorporate updated geochemical information into their geological model, especially about the distribution and characteristics of clay-bearing materials.
  Conduct additional drilling that aims to expand the amount of economically viable mineralization within the DeLamar project area.
  Continue evaluating processing alternatives for DeLamar sulfide materials to assess their future mining potential.
  Further develop the geo-metallurgical model to optimize ore routing strategies.

1.12.2.4 Mineral Processing

The authors recommend that Integra conduct the following work to optimize the project's mineral processing:

  Conduct additional drilling to obtain samples all ore types for studies on crushing analysis, particle size distribution, and additional metallurgical characterization of transitional ore.
  Conduct additional drilling to obtain samples for geotechnical and process testing to support detailed engineering of the existing stockpiles.
  Conduct column leach testing with longer leach cycles at the P80 19mm crush size to verify recovery for each area.
  To further advance the design of heap lift heights and application rates, conduct agglomeration test work on the fines from the secondary enhanced crushed material. Testing of DeLamar ore should include further analysis on cement addition rates and variability, cure time, consistency of the agglomerates after recombining with larger size fraction and multiple drop points. Confirmation column tests and compacted permeability will verify operational parameters.
  Conduct ore shear strength testing to determine lift height, stacking height, and stability of the heap leach pad as a function of time.
  Obtain samples from Sommercamp and Ohio transitional ores for metallurgical testing.
  Update the geological and metallurgical model with drilling and testing results.
  Evaluate the blending of coarser ore with finer grained ore to reduce agglomeration and opex.
  Pilot verification testing on the crushing system to provide detail around roll replacement and opex.

1.12.2.5 Project Infrastructure

To optimize project infrastructure, the authors recommend the following:

  Integra should secure power supply upgrades with Idaho Power.
  To support detailed engineering, Integra should conduct additional geotechnical drilling in heap leach pad areas.
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  To maintain infrastructure throughout mine life, Integra should conduct regular maintenance and assessments and replace or repair infrastructure as it ages.
  To reduce the uncertainty associated with climate variability for operational water supply, Integra should continue to pursue alternate water sources.

1.12.2.6 Water Balance

As work continues with the ongoing hydrogeology and hydrology characterizations, the authors recommend that Integra updates the site water balance and the climate variability sensitivities.

1.12.2.7 Environmental, Permitting, and Social Considerations

The authors recommend that Integra continues its program of mitigating potential risks and objections through engineering and agency collaboration. Integra has incorporated specific standard operating procedures and best management practices into their exploration plans. Integra plans to continue and enhance these programs during full-scale mining operations. Integra's permitting risk management strategy has a three-pronged approach which Integra personnel have applied successfully on other projects.

1. Integra's development program highlights the adequacy of their environmental baseline studies and the BLM's MPO completeness determination.

2. Integra has established collaboration with key environmental organizations, tribal governments, local communities, and applicable federal and state regulatory agencies and conducted multiple meetings, site visits, and project previews with these groups to explain how project design changes have focused on reducing environmental impacts.

3. Integra has a "litigation avoidance initiative" which will be used as needed based on feedback from the second step. This proactive initiative involves operational monitoring, reclamation planning, employment and business opportunities, third-party environmental audits, and other considerations that incorporates input from consulted stakeholders to demonstrate shared values.

1.13 DeLamar Project Opportunities

During the development of this feasibility study, the authors identified several opportunities that could be considered in detailed design and engineering to enhance or improve the project. The Integra team initiated a structured process to identify where benefits or possible improvements could be made to the project.

1.13.1 Geology and Mineral Resources

Opportunities for geology and mineral resources are generally related to exploration potential and economic opportunities with existing resources. The opportunities include:

  Notable amounts of sulfide and transition material in the mineral resource that are not in the mineral reserve. The authors recommend that Integra continue to study the economic viability of the sulfide and transition material for future inclusion in the mineral reserve.

  In 2022, Integra received approval to proceed with underground development and exploration drilling at Florida Mountain from the BLM. The potential exists to discover unmined high-grade vein-type mineralization, especially at Florida Mountain, where historical underground mining focused on the Trade Dollar-Black Jack vein system. The Florida Mountain mineral resources reported herein encompass only the uppermost, lower-grade portions of the Florida Mountain gold-silver vein systems. They do not include any contribution from deeper high-grade veins that may exist. Just as lower-grade mineralization overlies the historical stopes of the Trade Dollar-Black Jack vein system, the current resources include similar low-grade mineralization below which vein structures analogous to the Trade Dollar-Black Jack have only been partially explored. In those areas, Integra has more than 100 drill intercepts grading 4 g AuEq/t or higher over widths larger than 1.52 meters.

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  At the DeLamar area, historical underground and open-pit mining exploited high-grade veins in the Sommercamp and North DeLamar zones, which includes less than 500 meters of the three kilometers of strike length of continuous DeLamar area near-surface mineralization. Integra has made high-grade gold-silver intercepts on strike, which supports the potential for discovery of high-grade vein-type mineralization at DeLamar.

1.13.2 Mining and Mineral Reserves

To realize additional opportunities, the authors recommend that Integra conduct the following additional engineering work:

  Update the mine plan with detailed phasing and stockpiling to smooth out the production profile during the transition of mining from Florida Mountain to DeLamar.
  Further study of the planned truck haulage of material between Florida Mountain and DeLamar might reveal a more cost-effective way of achieving this task.
  Additional geotechnical data collection and study might result in steeper pit angles that allow for a reduction in waste extraction and a lowering of the strip ratio.

1.13.3 Mineral Processing

The authors recommend that Integra study the following mineral processing opportunities:

  Study the potential benefits of installing a Merrill Crowe (MC) processing plant at each heap leach location (as opposed to one shared between them both). Two MC plants might result in overall savings by reducing pumping costs and containment requirements-a capex/opex tradeoff.
  Study ROM leaching for lower-grade oxide materials, which may reduce opex.
  Continue studying the higher-grade oxide and transitional materials for processing by grind-leach and flotation with concentrate regrind and leach to determine if any of these materials could economically benefit from milling (particularly silver).
  Further optimize the geo-metallurgical model during detailed engineering to improve recoveries through optimal ore routing.
  Perform monthly column testing during operations to verify agglomeration rates and recovery estimates.
  Consider the effects of ore blending to reduce agglomeration requirements.
  Pilot plant testing of the roll crushers may reduce opex.

1.13.4 Project Infrastructure

The authors recommend studying the following project infrastructure opportunities:

  As energy markets change, Integra should conduct a trade-off study on the benefits of line power versus on site power generation.
  An early works list has been prepared for infrastructure that could be advanced ahead of the schedule presented in this feasibility study. Advancing work items would de-risk the execution schedule and reduce costs by increasing construction efficiency.
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1.14 DeLamar Project Risks

The authors have completed their evaluation and determined work is sufficient for this feasibility study. The authors recommend that Integra continue their structured risk management analysis process to identify risks early and implement mitigation plans to reduce risks and their associated impacts. The authors provide the following risks to be considered by area:

1.14.1 Geology and Mineral Resources

The authors believe that the most significant geological and mineral resource risks are associated with:

  The modeling of the oxidation zones. Modeling of the oxidation zones is based on available data, which includes chemical analyses paired with geologic logging. The dominant input data to the oxidation model is geological logging, but as discussed in Section 14, the visual logging of oxidation zones does not perfectly agree with the analytical data. Therefore, the potential for error in the oxidation model exists-which has metallurgical implications.

  The prevalence of clay alteration is reasonably well modeled and understood by Integra. However, if clay alteration proves to have significant impacts on processing methodologies and costs, the existing clay models may lack the degree and spatial precision required to inform good operational scale metallurgical performance.

1.14.2 Mining and Mineral Reserves

The authors believe that the most significant mining and mineral reserves risks are associated with:

  Variations in the locations of oxide and transitional ore boundaries, which will impact dilution and metal recovery. Integra has committed to further develop the geological and metallurgical models through additional drilling and testing to enable well-planned ore control.

  The classification of the acid-generating potential of the various material types. The potential exists that the current assumptions for lime dosing requirements in the heaps and during management of the development rock will not prove adequate, which will increase costs.

1.14.3 Mineral Processing

The authors believe that the most significant risks associated with mineral processing are:

  Variations to metal recoveries caused by additional data collection and consequent advancement of the metallurgical model.

  High clay content, which may adversely impact projected heap leach recoveries. Some agglomeration is planned for DeLamar. To address the potential challenges posed by high clay content in other project areas, Integra plans further characterization testing of the high clay materials in detailed engineering to allow potential challenges to be dealt with by well-planned ore control and metallurgical processing.

1.14.4 Site Water Balance

Recent hydrogeologic investigations and modeling by Brown and Caldwell (2023) and Arcadis (2024) demonstrate an understanding of site hydrogeology from which the operational water balance was generated to estimate the project's industrial water requirements. As the project's hydrogeological study work advances, the underlying assumptions for the water balance may change, which would require changes to the project's water management system.

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1.14.5 Heap Stability

In heap leach operations, there is always a risk of heap failure. Integra has mitigated the likelihood of a heap leap failure by using best engineering practices and by building two heap facilities to reduce the heap size. Ore control and heap management practices-which include the site operational, maintenance, and surveillance plan-further reduce the likelihood of heap failure. Additional heap leach stability analyses should be performed with any updates to testing, and they should be ongoing during operations.

1.14.6 Permitting

Integra's overall strategy for permitting prioritizes the existing proactive regulatory/governmental affairs program and an environmental baseline program and associated agency reviews that have now been completed. In 2025, the BLM ruled that Integra's Mine Plan of Operations (MPO) was complete. The environmental effect analysis conducted under NEPA is scheduled to begin in 2026. Integra continues to mitigate permitting risks with their proactive management strategy.

Although Integra has achieved key permitting milestones, the risk exists that advancing studies could result in findings that cause project delays or cost increases.

1.14.7 Climate Change

Climate change driven risks to the DeLamar project are broadly common to other mining operations in the United States intermountain West. Those risks include:

  Direct operational impacts associated with changes to site hydrology, water supply, temperature, and meteoric conditions
  Increased likelihood and impact of wildfires, regional infrastructure and supply chain disruptions, and potential carbon taxation policies
  Climate models predict increased winter precipitation and decreased summer precipitation, which will reduce soil moisture across the region
  Enhanced seasonality and more frequent rain-on-snow events will increase the amount of snowmelt runoff

Studies released by the U.S. Global Change Research Program in May 2015 presented the predicted effects of climate change and associated extreme weather events across North America in high- and low-emissions scenarios. The studies relied heavily on data culled from the Intergovernmental Panel on Climate Change and used representative concentration pathways to capture a range of plausible emission futures. The results, especially in the high-emissions scenarios, predict significant changes to temperature, timing of precipitation, and seasonal runoff events in southwestern Idaho. According to the studies, average annual temperatures in southwestern Idaho are projected to increase two to six degrees Fahrenheit by mid-century. Hotter summer months will increase the number of days with elevated heat index values, which will negatively impact labor productivity. The studies predict increased wildfire hazards across the western U.S. due to elevated fuel loads (a consequence of historical fire suppression), increased fuel aridity, decreased forestry management, and a lengthened wildfire season. Wildfire risk to the DeLamar project includes direct risks to project infrastructure and indirect risks that include limiting access to site and worker safety/productivity issues.

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1.15 Recommended Work Program

Work performed in this feasibility study concludes that the project can proceed forward into detailed engineering and permitting in parallel with the additional work program. Table 1-8 presents the estimated costs and associated schedule for the recommended work program outlined above. The costs are considered order of magnitude and are appropriate for feasibility study level planning. The estimated drilling costs are all-inclusive-they include contractor costs, Integra's labor, drilling costs, access, drill-pad construction, assaying, etc. In the authors' professional opinions, the DeLamar project remains a project of merit that warrants the proposed program and associated level of expenditure. The recommended work program is considered sufficient to reduce key technical risks to an acceptable level through detailed engineering, construction, and operational readiness.

Table 1-8: Integra Cost Estimate for the Recommended Work Program

Item	Estimated Cost US$	Timeframe
Metallurgical, Geotechnical, & Exploration Drilling (2,400 meters)	$1,440,000	0-1 yr
Stockpile Drilling (1,000 meters)	$500,000	0-1 yr
Metallurgical Test work	$1,000,000	0-1 yr
Engineering, Design	$3,500,000	0-2 yrs
Permitting	$2,200,000	0-3 yrs
Total	$8,640,000

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2. INTRODUCTION

This technical report has been prepared by Forte Dynamics, LLC (Forte) for the DeLamar and Florida Mountain gold-silver project (the DeLamar project), located in Owyhee County, Idaho, at the request of Integra Resources Corp. (Integra, Integra Resources, or the Company), a Canadian company based in Vancouver, British Columbia. Integra entered into a binding stock purchase agreement dated September 18, 2017, with Kinross Gold Corporation (Kinross) to acquire the Kinross DeLamar Mining Company, then an indirect, wholly owned subsidiary of Kinross, and thereby acquired 100% of its DeLamar gold-silver property. After that transaction, Integra acquired 100% interests in additional lands at the adjacent Florida Mountain property and other lands outside of the limits of the project area subject to this technical report.

Integra is listed on the TSX Venture Exchange (TSX.V: ITR) and the NYSE American Exchange (NYSE: ITRG). This report draws from previous technical reports by Gustin and Weiss (2017), Gustin et al. (2019a, 2019b), and Dyer et al. (2022, 2023) and has been prepared in accordance with the disclosure and reporting requirements set forth in the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP, and Form 43-101F1, as amended.

2.1 Project Scope and Terms of Reference

This report is a feasibility study (FS) on the DeLamar project. Forte has prepared the FS to meet National Instrument 43-101 Standards of Disclosure for Mineral Projects, and in accordance with Form 43-101F1 Technical Report. The Company has previously disclosed information on the project in accordance with NI 43-101.

The DeLamar project lies within the historical Carson (Silver City) mining district of southwestern Idaho.  The most recent production from the project occurred from 1977-1998 by open-pit mining with both milling and minor cyanide heap-leach processing of gold-silver ores. Kinross placed the mine on care and maintenance in 1999 and later put it through a formal mine closure.

In addition to the estimation of mineral reserves and an updated estimate of mineral resources for DeLamar and Florida Mountain, the scope of the work completed by the authors includes a review of pertinent government and technical reports and data provided to the authors by Integra relative to the project's general setting, geology, history, exploration and mining activities and results, drilling programs, methodologies, quality assurance/quality control protocols and results, metallurgy, and interpretations. This work culminated in the estimation of mineral resources and reserves presented in Section 14 and Section 15. References cited in the text are listed in Section 27.

This report describes the estimated mineral resources and reserves for both the DeLamar and Florida Mountain areas. To avoid potential ambiguities, the term "DeLamar project" refers to the entire project, while "DeLamar," "DeLamar pit," "DeLamar area," or "DeLamar deposit" and "Florida Mountain," "Florida Mountain pit," "Florida Mountain area," or "Florida Mountain deposit" refer to the individual areas.

The feasibility study, Mineral Resource estimate, and Mineral Reserve statement have an effective date of December 8, 2025.

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2.2 Qualified Persons

This report has been prepared under the supervision of the following qualified persons (QPs) as defined in National Instrument 43-101:

  Barry Carlson, P.E., P.Eng., SME-RM and Principal Engineer for Forte Dynamics
  Deepak Malhotra, Ph.D., SME-RM and Principal Metallurgist for Forte Dynamics
  Jeffrey Bickel, Certified Professional Geologist (CPG) and Senior Geologist for RESPEC
  Sterling (Keith) Watson, P.Eng. and Principal Engineer for RESPEC
  Jay Nopola, P.E., P.Eng., CPG and Principal Consultant for RESPEC

The QPs have no affiliation with Integra except that of independent consultant/client relationships.

The authors have reviewed the available data and have made judgments as to the general reliability of this information. Where deemed either inadequate or unreliable, the data were either eliminated from use or procedures were modified to account for lack of confidence in that specific information. The authors have made such independent investigations as deemed necessary in their professional judgment to be able to reasonably present the conclusions discussed herein.

2.3 Details of Personal Inspection by Qualified Persons

Table 2-1 lists the preparers of this report, all of whom are qualified persons, as well as the sections of the report for which they are responsible and the date of their most recent site inspection, where applicable.

Table 2-1: Qualified Persons, Dates of Most Recent Site Visits, and Report Responsibilities

Qualified Person	Date of Most Recent Site Visit	Site Visit Details	QP Responsibilities
Barry Carlson, P.E., P.Eng., SME-RM	August 12-13th, 2025	Reviewed all facilities	Sections 1.1, 1.14.5, 1.15, 2, 3, 4, 5, 13.1-2, 13.6-7, 17.3.3, 19, 23, 24, 26.6, 27
Deepak Malhotra, Ph.D., SME-RM	June 12-13th, 2024	Reviewed all facilities	Sections 1.8, 1.10, 1.11, 1.12.1.3, 1.12.2.4-6, 1.13.3-4, 1.14.3-4, 1.15, 13.3-7, 17 (except 17.3.3), 18, 21.2-4, 21.6-7, 22, 25.3, 25.4.3-4, 25.5.3-4, 26.3-4, 26.6, 27, 30
Jeffrey Bickel, CPG	June 12-14th, 2024	Examined drill core, mineralized outcrops, and discussed geology and mineralization with Integra. Reviewed data collection procedures	Sections 1.2-5, 1.9, 1.12.1.1, 1.12.2.1-2, 1.12.2.7, 1.13.1, 1.14.1, 1.14.6-7, 3, 6-12, 14, 20, 25.1, 25.4.1, 25.5.1, 25.5.5-6, 26.1, 27
Sterling (Keith) Watson, P.Eng.	October 29th, 2025	Reviewed all mining facilities	Sections 1.6-7, 1.10, 1.12.1.2, 1.12.2.3, 1.13.2, 1.14.2, 15 (except 15.1), 16, 21.1, 21.5, 25.2, 25.4.2, 25.5.2, 26.2, 27
Jay Nopola, P.E., P.Eng., CPG	September 24th, 2020	Reviewed all available geotechnical information	Section 15.1

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2.4 Frequently Used Acronyms and Abbreviations

The list of acronyms and abbreviations used throughout this report is provided below.

Table 2-2: Acronyms and Abbreviations

Acronym / Abbreviation	Definition
AAL	American Assay Laboratories
AASHTO	American Association of State Highway and Transportation Officials
ADR	adsorption, desorption, refining
Ag	silver, the chemical element
AISC	all-in-sustaining-costs
ANFO	ammonium nitrate / fuel oil
ARDML	acid rock drainage and/or metal leaching
ASCE	American Society of Civil Engineers
AA	atomic absorption
ASTM	ASTM International
ATF	Bureau of Alcohol, Tobacco, Firearms, and Explosives
Au	gold, the chemical element
AuEq	gold equivalent
AVRD	average value of the relative difference
BEV	battery electric vehicle
BFA	bench face angles
BLM	U.S. Bureau of Land Management
BMPs	best management practices
BRT	bottle roll test
CAD	Canadian dollars
capex	capital expenses
CCR	central control room
CLT	column leach test
CN	curve number
CN/FA	cyanide-leach gold to fire-assay gold ratio
Continental	Continental Materials Corporation
Core	diamond core
CPG	Certified Professional Geologist
CQA	construction quality assurance
CRM	certified reference material
CWA	Clean Water Act
DCS	distributed control system
DE	diatomaceous earth
DLM	DeLamar
DMC	DeLamar Mining Company
DRSF	development rock storage facility
DSMP	DeLamar Silver Mine plan
EA	environmental assessment
Earth Resources	Earth Resources Corporation
Earth Resources's Lab	Earth Resource's Nacimiento Copper Mine Laboratory

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Acronym / Abbreviation	Definition
EIS	environmental impact study
EPA	U.S. Environmental Protection Agency
EPCM	engineering, procurement, and construction management
ESG	environmental, social, governance
ESP	External Stakeholder Plan
FM	Florida Mountain
Forte	Forte Dynamics, LLC
FS	feasibility study
G&A	general & administrative
GCL	geosynthetic clay liner
Geo-Logic	Geo-Logic Associates of Sparks, Nevada
GET	Ground Engaged Tools
GS	Glen Silver
Hazen	Hazen Research, Inc.
HDPE	high density polyethylene
HDS	high-density sludge
HLP	heap leach pad
HPGR	high-pressure grinding roll
IBC	International Building Code
ICP-MS	inductively coupled plasma-mass spectrometry
ICP-OES	inductively coupled plasma-optical emission spectrometry
IDEQ	Idaho Department of Environmental Quality
IDL	Idaho Department of Lands
IDWR	Idaho Department of Water Resources
Integra	Integra Resources Corporation
IPDES	Idaho Pollutant Discharge Elimination System Program
IP/RES	Induced Polarization and Resistivity
IRA	inter-ramp angle
IRR	internal rate of return
JG	Jacob's Gulch Waste Dump
KCA	Kappas, Cassidy & Associates of Sparks, Nevada
Kennecott	Kennecott Copper Corporation
Kinross	Kinross Gold Corporation
koz	thousand troy ounces
LAT	land application treatment
LDRS	leak detection and recovery system
LEDPA	least environmentally damaging practical alternative
Legend	Legend, Inc. of Reno, Nevada
LiDAR	light detection and ranging
LLDPE	linear low density polyethylene
LOM	life-of-mine
MAPCO	Mid Atlantic Petroleum Company
MARC	Maintenance and Repair Contract
MC	Merrill Crowe
MIBK	methyl isobutyl ketone

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Acronym / Abbreviation	Definition
MOP	mean-of-the-pairs
MPO	mine plan of operations
MSGP	multi-sector general permit
MSHA	Mine Safety and Health Administration
MVI	magnetic vector inversion
NDLM	North DeLamar
NDM-SC	North DeLamar-Sommercamp
NEHRP	National Earthquake Hazard Reduction Program
NERCO	NERCO Mineral Company
NOAA	National Oceanic and Atmospheric Administration
Non-POTW	non-publicly owned treatment works
NPDES	National Pollutant Discharge Elimination System
NPV	net present value
NSR	net smelter returns
opex	operating expenses
OSA	overall slope angle
PAG	potentially acid generating
P&ID	piping and instrumentation diagram
PE	Professional Engineer
PEA	preliminary economic analysis
PEA testing	metallurgical testing done in support of Integra's 2019 PEA
PFDS	precipitation frequency data server
PFD	process flow diagram
PFS	pre-feasibility study
PFS testing	metallurgical testing done in support of Integra's 2023 PFS
PLS	pregnant leach solution
POC	points of compliance
PoO	plan of operations
PSD	particle size distribution
QA/QC	quality assurance/quality control
Rangefront	Rangefront Geological of Elko, Nevada
RC	reverse circulation
RD	relative difference
ROD	Record of Determination
ROM	run-of-mine
RESPEC	The RESPEC Company LLC
RMGC	Rocky Mountain Geochemical Corporation of Salt Lake City, Utah
ROFR	right-of-first-refusal
ROM	run of mine
SEM	scanning electron microscopy
SCMP	Silver Cabin Mine plan
SCS	Soil Conservation Service
SG	specific gravity
SHPO	Idaho State Historic Preservation Office

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Acronym / Abbreviation	Definition
Silver Group	joint venture of Earth Resources Company, Superior Oil Company, and Canadian Superior Mining (U.S.) Ltd.
SOM	Sommercamp
SPCC	Spill Prevention, Control, and Countermeasures
SRCE	Standardized Reclamation Cost Estimator
TDS	total dissolved solids
The Company	Integra Resources Corporation
TSF	tailings storage facility
TT	Tip-Top Pit
Union Assay	Union Assay Office of Salt Lake City, Utah
USACE	United States Army Corps of Engineers
USGS	United States Geological Survey
VCIC	vertical carbon-in-column
Vidence	Vidence, Inc. of Burnaby, British Columbia
VSE	Valley Science and Engineering
WD1	DeLamar Waste Dump #1 (historic)
WD2	DeLamar Waste Dump #2 (historic)
WOTUS	Waters of the United States
WPCP	Water Pollution Control Permit

2.5 Units of Measure

In this report, monetary amounts are presented in US dollars ($ or US$). Measurements are generally reported in metric units. A list of common units of measure and their abbreviations are provided in Table 2-4.

Where information was originally reported in imperial units, conversions have been made with the following conversion factors:

Table 2-3: Conversions

Conversions
1 short ton =	0.90719	metric tonne
1 oz/ton =	34.2857	gram/tonne (= 1ppm)
1 troy oz =	31.1035	gram
1 lb/ton =	500	ppm
1 lb/ton =	0.5	kg/tonne
1 GPM/ft2 =	2444.75	L/hr/m2
1 ton of solution =	239.65	gallons (8.34 lb/gal)
1 foot =	0.3048	meters
1 gallon =	3.78541	Liters
1 kW =	1.341	HP
1 kPa =	0.145	psi

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Table 2-4: Units of Measure

	Metric		Imperial
	Units	Description	Units	Description
Time	yr	year	yr	year
	d	day	d	day
	hr	hour	hr	hour
	min	minute	min	minute
	s	seconds	s	seconds
Length	m	meter	ft	feet
	cm	centimeter	in	inch
	mm	millimeter	mil	thousandth of an inch
	µm	micrometer (micron)	mi	miles
Area	m2	square meters	ft2, sq ft	square feet
	ha	hectare	acre	acre
Mass	mt, t	metric tonne	st	short ton
	ktonne	kilo tonne	kton	kilo ton
	dmt	dry metric tonnes	dst	dry short tons
	kmt, kdmt	thousand dry metric tonnes	kst, kdst	thousand dry short tons
	Mtonnes	millions of metric tonnes	Mtons	millions of short tons
	kg	kilogram	lb	pound
	g	gram	oz	ounce
			koz	kilo-ounce
			toz, troz, troy oz	troy ounce
Grade	g/t, gpt	grams per tonne	opt, opst	troy ounces per short ton
	opmt	troy ounces per metric tonne
Volume	m3	cubic meter	ft3	cubic feet
	L	liter	gal	gallons
Volumetric Flow Rate	Lpm	liters per minute	gpm	gallons per minute
	m3/hr	cubic meters per hour	scfm	standard cubic feet per minute
Density	t/m3	tonnes per cubic meter	lb/ft3	pounds per cubic foot
	sg	specific gravity	sg	specific gravity
Percent Solids	wt%	percent solids by weight	wt%	percent solids by weight
Work Index (Hardness)	kWh/t	kilowatt-hours per tonne	kWh/st	kilowatt-hours per short ton
Elevation			amsl	above mean sea level
	masl	meters above sea level	fasl	feet above sea level
Throughput	t/h, tph	metric tonnes per hour	st/h, stph	short tons per hour
	t/d, tpd, mtpd	metric tonnes per day	st/d, stpd	short tons per day
	t/y, tpy	metric tonnes per year	st/y, stpy	short tons per year
			kst/y, kstpy	thousand short tons per year
Temperature	˚C	degrees Celsius	˚F	degrees Fahrenheit
Concentration	mg/L	milligrams per liter	ppm	parts per million
	g/L	grams per liter

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Power	kW	kilowatt	hp	horsepower
	kW-hr	kilowatt hour
	MW	megawatt
Work Index	kWh/t	kilowatt hour per metric tonne	kWh/st	kilowatt hour per short ton
Mill Speed	rpm	revolutions per minute	rpm	revolutions per minute
Pressure	kPa	kilopascal	psi	pounds per square inch
	mPa	megapascal
Voltage	kV	kilovolt	kV	kilovolt
	kVA	kilovolt-amperes	kVA	kilovolt-amperes

2.6 Coordinate System

UTM with NAD83 datum, Zone 11 Meters

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3. RELIANCE ON OTHER EXPERTS

The authors are not experts in legal matters, such as the assessment of the validity of mining claims, mineral rights, and property agreements in the United States or elsewhere. Furthermore, the authors did not conduct any investigations of the environmental, social, or political issues associated with the DeLamar project, and are not experts with respect to these matters. The authors have therefore relied fully upon information and opinions provided by Integra and Mr. Edward Devenyns, mineral lands consultant for Integra, with regards to the following:

  Section 4.2, which pertains to land tenure, including a Limited Due Diligence Review of the property prepared by Perkins Coie LLP (dated August 21, 2017) and a Limited Updated Title Report review (dated March 8, 2022), as well as further information from Perkins Coie LLP dated March 2, 2018, and March 8, 2018
  Section 4.3, which pertains to legal agreements and encumbrances

The authors have relied fully upon information and opinions provided by Integra's employees. Section 4.4, which pertains to environmental permits and liabilities, and Section 20, which discusses environmental permitting and related aspects of the project, were originally prepared by Integra's environmental and permitting team and subsequently reviewed and finalized by Mr. Bickel.

The authors have fully relied on Integra to provide complete information concerning the pertinent legal status of Integra and its affiliates, as provided in Sections 1, 2, and 4, as well as current legal title, material terms of all agreements, and material environmental and permitting information that pertains to the DeLamar project, as summarized in Sections 1, 4, and 20.

The authors have relied on Integra in Section 22.3.1.4 to provide tax treatment methodologies aligned with their corporate budgets. Depreciation and depletion and the deduction of tax pools spent by Integra have been applied to reduce the project's taxable income.

The authors have relied on Integra and their contractors for Appendix A (List of Patented and Unpatented Federal Mining Claims and Leased Land) provided in full.

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4. PROPERTY DESCRIPTION AND LOCATION

The authors are not experts in land, legal, environmental, and permitting matters. They express no opinion regarding these topics as they pertain to the DeLamar project. Subsections 4.2 and 4.3 were prepared under the supervision of Mr. Edward Devenyns, a mineral lands consultant for Integra. Mr. Devenyns prepared a Limited Title Report on the unpatented claims dated August 15, 2017, and Perkins Coie LLP prepared a Limited Due Diligence Review dated August 21, 2017. On March 2 and March 8, 2018, Perkins Coie LLP provided the RESPEC Company LLC (RESPEC) information concerning the Banner and Empire claims at Florida Mountain. Perkins Coie LLP reviewed the property and prepared a document titled Limited Updated Title Report, dated March 8, 2022.

Integra owns 100% of the DeLamar Gold-Silver Heap Leach project (DeLamar project), which is comprised of two gold-silver deposits, DeLamar and Florida Mountain. The DeLamar Mining Company (DMC), a wholly owned subsidiary of Integra, holds or controls all mineral titles.

The authors do not know of any significant factors or risks that may affect access, title, or the right or ability to perform work on the property, beyond what may be disclosed in this report.

4.1 Location

Integra's DeLamar project is located in southwestern Idaho, in Owyhee County, 80 straight line kilometers southwest of the city of Boise and just west of the historical mining town of Silver City (Figure 4-1). Integra's land interests extend beyond the DeLamar project. The property information presented herein is limited to information that pertains to this feasibility study. The DeLamar project property is centered at approximately 43°00′48″N, 116°47′35″W, within the historical Silver City/DeLamar Mining District, and it includes the formerly producing DeLamar silver-gold mine (comprising the DeLamar and Florida Mountain deposits), which was last operated in the late 1990s by the Kinross DeLamar Mining Company, a subsidiary of the Kinross Gold Corporation (Kinross).

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Figure 4-1: Location Map, DeLamar Gold - Silver Project

4.2 Land Area

The DeLamar project includes 790 unpatented lode, placer, and mill site claims and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests located in Owyhee County, Idaho. In total, the property covers approximately 8,673 hectares in the Boise Base and Meridian owned or controlled by Integra (Figure 4-2) and occupies portions of:

  Sections 30 and 31 of Township 4 South, Range 3 West
  Sections 28 through 36 of Township 4 South, Range 4 West
  Sections 25, 35 and 36 of Township 4 South Range 5 West
  Section 6 and 7 of Township 5 South, Range 3 West
  Sections 1 through 16 of Township 5 South, Range 4 West
  Sections 1 through 3, 10, 11, 14, 15 and 22 of Township 5 South, Range 5 West
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A list of the patented and unpatented claims and leasehold interests that are included in the property is provided in Appendix A parts 1 through 7. Integra represents that to the best of its knowledge the list of claims and leasehold interests in Appendix A is complete as of this report's effective date.

DMC also owns mining claims and leases on State of Idaho lands located beyond the limits of the property described above. Those landholdings are not part of the DeLamar project, although some of the claims are contiguous with those of the DeLamar and Florida Mountain claims and state leases.

Figure 4-2: DMC Property Map

(Source: Integra)

Ownership of unpatented mining claims in the United States is in the name of the holder (locator), subject to the paramount title of the United States of America, under the administration of the BLM. Under the Mining Law of 1872, which governs the location of unpatented mining claims on federal lands, the locator has the right to explore, develop, and mine minerals on unpatented mining claims without payments of production royalties to the U.S. government, subject to the surface management regulation of the BLM. Currently, annual claim-maintenance fees are the only federal payments related to unpatented mining claims, and these fees have been paid in full through September 1, 2026. The current annual holding costs for the DeLamar project's unpatented mining claims are estimated at $158,080 (Table 4-1), including the county recording fees.

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Patented mining claims include full mineral rights. Owyhee County taxes on the patented mining claims controlled by Integra sum to $5,849 per annum.

Other annual land holding costs, including leased fee lands and lease payments due to third-party claim owners, are summarized in Table 4-1. The total annual land-holding costs are estimated to be $521,794.

Table 4-1: Summary of Estimated Land Holding Costs for the DeLamar Project

Annual Fee Type	Amount
Unpatented Claims BLM Maintenance Fees	$ 158,000
Unpatented Claims County Filing Fees	$ 80
Estimated Holding Costs for Unpatented Mining Claims	$ 158,080
Access, Pipeline, Land Agreement Fees	$ 282,483
Owyhee County Patented Claims Taxes	$ 5,849
Patented Claims Agreement Fees	$ 48,100
State Lands Lease (Annual Rental and Advanced Minimum Royalty Payments)	$ 27,282
Total Estimated Annual Holding Taxes and Fees	$ 521,794

The reviews by Mr. Devenyns and Perkins Coie LLP have not identified any known significant defects in the title of the claims. Based on the information provided, the authors are not aware of any significant land use or conflicting rights, or such other factors and risks that might substantially affect title or the right to explore and mine the property.

DMC holds the surface rights to the patented claims it owns and has leased, subject to various easements and other reservations and encumbrances. DMC has rights to use the surface of the unpatented mining claims for mining related purposes through September 1, 2026, which it may maintain by timely annual payment of claim maintenance fees and other filing requirements, subject to the paramount title of the United States. DMC holds surface rights to the areas it has under lease in accordance with the terms of each lease. These surface rights are considered sufficient for the exploration and mining activities proposed in this report, subject to regulation by the BLM and the State of Idaho.

4.3 Agreements and Encumbrances

On November 3, 2017, Integra announced that it acquired 100% of the DeLamar gold-silver project from a wholly owned subsidiary of Kinross for CAD$7.5 million in cash and the issuance of Integra shares. Table 4-2 summarizes the various agreements and royalty payments associated with different aspects of the property. Fees other than royalties associated with these agreements are included in the land-holding costs of Table 4-1.

In terms of royalties, 101 of the 284 unpatented claims acquired from Kinross are subject to a 2.0% NSR payable to a predecessor owner (Table 4-2) which is not applicable to the current project resources. There are also eight lease agreements that include 2% to 5.0% NSR obligations (referred to as leases A through H in Figure 4-3) that apply to 33 of the patented claims and five unpatented claims. These claims are located within portions of Sections 1, 2, 4, 6, 11, and 12 of Township 5 South, Range 4 West; Sections 6 and 7 of Township 5 South, Range 3 West; Section 36 of Township 4 South, Range 4 West, and Section 31 of Township 4 South, Range 3 West, Boise Base and Meridian. Party B leases apply to a small portion of the DeLamar area (5% NSR to a maximum of $50,000). Lease E applies to a small portion of the Florida Mountain area (2.5% NSR to a maximum of $650,000).

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On February 21, 2024, Integra entered into a binding agreement with Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton Precious Metals Corp. ("Wheaton"). Under this agreement, Wheaton acquired a 1.5% net smelter returns royalty (NSR) on metal production from all claims of the DeLamar and Florida Mountain deposits for an aggregate cash purchase price of $9.8 million, paid in two installments. Integra has received both installments in full.

The property also includes 1,561 hectares (3858 acres) leased from the State of Idaho under seven separate state mineral leases that are subject to a 5.0% net smelter returns production royalty (Table 4-2) and annual lease fees of $27,282 (Table 4-1). State lease E600067 has an expiration date of February 28, 2028. The six other state leases have an expiration date of February 28, 2029. The State of Idaho leases include very small portions of the DeLamar and Florida Mountain resources.

Kinross had retained a 2.5% NSR royalty that applies to those portions of the DeLamar area claims acquired from Kinross that are unencumbered by the royalties described above. The Kinross royalty applies to more than 90% of the DeLamar area resources. The Kinross royalty reduces to 1.0% once the royalty holder receives cumulative royalty payments totaling CAD$10,000,000. The Kinross royalty was sold to Maverix Metals, then transferred to Triple Flag when Triple Flag acquired Maverix Metals.

The Company completed the purchase of the Florida Mountain claims in 2018 and paid US$2 million at closing. The claims encompass the Trade Dollar - Black Jack vein system, the major historic underground producer at the Florida Mountain Deposit. The claims were 100% royalty-free at the time of acquisition. Those claims are now subject to the Wheaton Precious Metals Royalty (as described above). Figure 4-3 shows the areas subject to the royalties and lease agreements summarized in Table 4-2.

Table 4-2: Summary of Royalties

Owner	Number of Claims or Lease	Royalty
Triple Flag	M183 unpatented claims and 13 tax parcels comprised of patented claims	2.5% NSR up to CAD$10M; then 1.0% NSR
Wheaton Precious Metals	Blanket royalty on all metals produced at DeLamar and Florida Mountain	1.5%, with escalating factor based on production start
Predecessor Owner	101 unpatented claims	2.0% NSR
State of Idaho	1,561 hectares (3,858 acres) under seven separate Mining Leases	5.0% NSR for Metallic Minerals
Party A	1 patented claim	5.0% NSR to $50,000; then 2.5% NSR to a maximum of $400,000
Party B	1 patented claim	5.0% NSR to a maximum of $50,000
Party C	2 patented claims	2.5% NSR
Party D	1 patented claim	2.5% NSR
Party E	9 patented claims and 1 unpatented claim	2.5% NSR to a maximum of $650K
Party F	12 patented claims	2% NSR to a maximum of $400K
Party G	7 patented claims	2% NSR
Party H	4 unpatented claims	2% NSR to a maximum of $80,000

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Figure 4-3: Areas Subject to DeLamar Project Royalties and Lease Agreements

(Source: Integra)

Portions of the property are subject to a private land agreement, a road access agreement, a pipeline agreement, a State of Idaho easement agreement, and a BLM right-of-way agreement. Those agreements pertain to lands and certain rights within portions of Sections 2, 3, 4, 7, 9, 10, 11, 14 and 18 of Township 5 South, Range 4 West, and Sections 11, 12, 13, 14, 23, 24, 25 and 26 of Township 5 South, Range 5 West.

4.4 Environmental Liabilities

1977-1998 DeLamar open-pit mining operations included the DeLamar and Florida Mountain mining areas. The DeLamar area mine facilities, specifically the historical Sommercamp and North DeLamar open pits, incorporate essentially all the historical underground mining features in the vicinity (mostly adits and dumps), with ongoing water management as described in Section 18. In the Florida Mountain area, many historical underground mining features remain to the north of the historical Florida Mountain open pits and waste rock dumps, several of which are located within the DeLamar project. Those underground mining features include collapsed adits, dumps, and collapsed structures. None of these features near Florida Mountain currently require water management .

The DeLamar mine has been in closure since 2003, during which time the following reclamation and closure activities have been conducted on the DeLamar project:

  Tailing impoundment de-watered and capped with clay and soil
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  Heap-leach pad removed
  Surface reclamation of four waste piles, which includes installation of an engineered cover consisting of two feet (61 centimeters) of compacted clay, 10 inches (25.4 centimeters) of non-acid generating run-of-mine (ROM) material, and 8 inches (20.3 centimeters) of suitable plant growth media
  Partially backfilled DeLamar pit areas at North DeLamar, Sommercamp-Regan (including North and South Wahl), and the Glen Silver pits that are capped with clay and soil
  Regrading and reclamation of Jacobs Gulch waste rock dump/stockpile near the Florida Mountain pit
  Partially backfilled Florida Mountain pit areas: Tip-top, Stone Cabin, and Black Jack pits

The DeLamar mine is in care and maintenance with the IDL. Activities focus on water management, which includes water collection at four primary collection and pumping stations-referred to as Meadows, SP5, Spillway, and SP1-and two ancillary pumping stations at Adit 16 and SP14. The collection stations route water to a primary lime amendment facility and a smaller caustic-drip facility. Water passing through the lime amendment plant is routed to a storage pond and seasonally released at a nearby land application treatment site (LAT). The active water management system is detailed in Section 18. Other care and maintenance activities include monitoring and reporting on stream water quality, benthic monitoring, and air quality monitoring.

The DeLamar project site operates care and maintenance activities under permits through the Idaho Department of Environmental Quality (IDEQ), Idaho Department of Lands (IDL), Idaho Department of Water Resources (IDWR), and the Bureau of Land Management (BLM).  These include the following permits and authorizations:

  Cyanidation Permit CN-000030 with IDEQ
  National Pollutant Discharge Elimination System (NPDES) and Idaho Pollutant Discharge Elimination System (IPDES) General Permit IDI-G91-0007 for groundwater remediation activities with IDEQ
  NPDES/IPDES stormwater Multi-Sector General Permit IDR050003 for industrial activities
  Stormwater Pollution Prevention Plan with IDEQ
  Reclamation Plan No. RP-248 with IDL
  Dam Safety design approval 55-7079(E) ID00716 for the DeLamar Holding Pond Dam with IDWR
  DeLamar Silver Mine Plan of Operations IDID106107032 with BLM
  Stone Cabin Mine Plan of Operations IDID106001929 with BLM
  DeLamar Mining Company groundwater monitoring well exploration Plan of Operations IDID105844744 with BLM

In January of 2017, Kinross submitted a reclamation bond reduction request to IDL that had been prepared by SRK Consulting (US) Inc. A written response from IDL dated April 24, 2017, indicated that they had received the partial bond reduction request on March 29, 2017 and stated that they needed more time to complete the required site inspection prior to acting on the bond reduction request. On May 31, 2017, IDWR issued a letter stating their relinquishment of any claims on the bond held by IDL. On June 19, 2017, IDL concurred with Kinross' request for a $9,032,148 reduction in the bond. A reclamation bond of $3,276,078 remains with IDL. A reclamation bond of $100,000 remains with IDEQ. Integra has placed additional reclamation bonds of $783,053 with the BLM to cover exploration activities and groundwater well installation on public lands. Integra also has reclamation bonds totaling $155,900 placed with IDL to cover exploration activities on IDL leased lands.

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This report proposes exploration drilling for geotechnical data collection during the 2026 field season. Integra submitted amendments to the DeLamar Silver Mine Plan (DSMP) and the Stone Cabin Mine Plan (SCMP) to the BLM on June 16, 2025. The BLM approved the amendments as minor modifications on July 10, 2025. "Determination of Required Financial Guarantee Amount" letters from the BLM required additional bonding of $60,996. Integra provided "Documentation of Surface Management Surety Bonds" in that amount to the BLM on July 17, 2025. Integra proposed associated activities on State of Idaho land in a notice provided to IDL on May 5, 2025. IDL approved the notice on May 9, 2025. Bonding is not required for notice-level activities on state land.

The authors are not aware of any significant factors and risks that may affect access, title, or the right or ability to perform work on the property, other than those discussed above.

4.5 Summary Statement

The authors of this section of this report have reviewed and deem information presented is adequate for FS level study.

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5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The information summarized in this section is derived from publicly available sources, as cited. Mr. Carlson has reviewed this information, and he believes this summary is materially accurate.

5.1 Access to Property

The principal access to the DeLamar project is from U.S. Highway 95 and the town of Jordan Valley, Oregon, by proceeding east on Yturri Boulevard for 7.6 kilometers to the Trout Creek Road and then travelling east on Trout Creek Road for another 26.2 kilometers to reach the DeLamar mine site office building (Figure 5-1). Automobile travel time via this route is approximately 35 minutes. Surface rights for access, exploration, and mining are summarized in Section 4.

Figure 5-1:  Access Map for the DeLamar Project

(2022 Property Outline In Green)

5.2 Physiography

The DeLamar property is situated in rolling to mountainous terrain in the Owyhee Mountains at elevations ranging from about 1,525-2,350 meters above sea level within portions of the De Lamar, Silver City, Flint, and Cinnabar Mountain U.S.G.S. 7.5-minute topographic quadrangles. Portions of the property are forested with second- or third-growth spruce, pine, aspen, and fir. Vegetation types include Douglas fir, juniper-mountain mahogany, sagebrush, mixed shrubs, and wyethia meadow communities.

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5.3 Climate

The climate of the DeLamar project ranges from moderately arid in the lower elevations to mid-continental at the higher elevations, with warm summers and cold, snowy winters. According to the on-site meteorological station, maximum summer temperatures reach 35°C. Winter minimum temperatures go as low as -23°C. Precipitation at the mine site averages about 69 centimeters per year, most of which occurs as winter snowfall. Snow cover at the upper elevations can reach one to two meters. Previous operations demonstrated the feasibility of conducting year-round mining operations. However, snow removal equipment is required to keep roads open during the winter. Road access for exploration may be limited or interrupted by snow between December and April.

5.4 Local Resources and Infrastructure

A highly trained mining and industrial workforce is available in Boise, Idaho, approximately 100 kilometers northeast of the project area. The project area is served by U.S. Interstate Highway 84 through Boise, Idaho, and by U.S. Highway 95, which passes about 30 kilometers west of the site in southeastern Oregon. Mining and industrial equipment, fuel, maintenance, engineering services and supplies, telecommunications, a regional commercial airport, hospitals, and banking are available in Boise.

Housing, fuel, and schools are available in the nearby town of Jordan Valley, Oregon, which presently has a population of about 140 inhabitants. A few dozen summer residents live part-time in the old historical mining town of Silver City about 8.5 kilometers east of the DeLamar mine. Silver City has one permanent caretaker during the winter months, when road access is interrupted by accumulated snow.

An administrative office building with communications and an emergency medical clinic left over from the historical, late 20th century open-pit mining operation remains on site and in use. A truck shop and storage building also remain on site. The historical processing plant and facilities, crushing equipment, and assay laboratory have been removed. Electrical power at the project site is delivered via a 69kV transmission line from the Idaho Power Company. Although the project area is generally hilly, there are flat areas that have served in the past as sites for processing facilities and tailings storage. A developed water well on site can satisfy exploration, mining, and processing requirements. Water requirements for the mining and processing needs proposed in this feasibility study are discussed in Section 17.5 and 18.7. Areas for siting the proposed development rock storage facilities, heap-leach pad, processing plant, and associated energy needs are discussed in Section 18.

5.5 Summary Statement

The authors of this section of this report have reviewed and deem information presented is adequate for FS level study.

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6. HISTORY

The information summarized in this section has been extracted and modified from Piper and Laney (1926), Asher (1968), Bonnichsen (1983), Thomason (1983), unpublished company files, and other sources as cited. Qualified Person Mr. Jeffrey Bickel has reviewed this information and believes this summary is materially accurate.

For clarity, this report will retain the term "De Lamar" to refer to the historical De Lamar underground mining operation of the late 19th and early 20th centuries and, consistent with official USGS topographic maps and place names, the historical De Lamar town site on Jordan Creek and De Lamar Mountain. According to Bonnichsen (1983), the present-day term "DeLamar" follows the usage of Earth Resources Company starting in the 1970s (see below). In this report, the term "DeLamar project" refers to the open-pit mine and processing operation at De Lamar Mountain that began in the late 1970s.

In 2022 and 2023, Integra updated its mineral resources and reserves, as presented in the 2023 NI 43-101 technical report prepared by RESPEC.

6.1 Carson Mining District Discovery and Early Mining: 1863-1942

Mining activity began in the DeLamar project area in May of 1863 when prospectors deep into dangerous, Native-dominated terrain discovered placer gold deposits in Jordan Creek, just upstream from what would become the town site of De Lamar (Wells 1963, as cited in Asher 1968). The prospectors traced the placer deposits upstream, beyond the DeLamar project area, and discovered the silver-gold lodes in quartz veins on War Eagle Mountain a few months later. (War Eagle Mountain is outside the portion of Integra's property that is the subject of this report.) Miners rushed to the area. An important mining camp named Silver City sprang up beneath War Eagle Mountain. The boom sparked the "Snake War," a bloody, four-year struggle between Native tribes, miners, and the United States for control of the region and the crucial supply routes coming up from California and Nevada. (Although almost entirely forgotten today, the Snake War was the bloodiest Indian War in the history of the American West-1,762 people died in the fighting.) While the Snake War roiled, several of the small mines on War Eagle Mountain developed rich, near-surface ore, and by 1866, 12 mills operated in the Silver City vicinity (Piper and Laney 1926). Unfortunately, grades decreased at depth, and the collapse of the Bank of California in 1875 evaporated the district's financial backing. Most of the mines closed within a year. According to Lindgren (1900), as cited in Bonnichsen (1983) and Piper and Laney (1926), the War Eagle Mountain veins produced $12 million to $12.5 million from 1863–1875, or the equivalent of 600,000 to 625,000 ounces of gold. According to Piper and Laney (1926), the silver-to-gold ratios of the ores during this period were on the order of 1:1 to 1:6.

The general area of De Lamar, Florida Mountain, Silver City, and War Eagle Mountain was known as the Carson mining district, which was larger than the current property controlled by Integra. There was only minor production from sporadic activity at the War Eagle Mountain mines from 1876–1888. Some of the mines never reopened. However, during that time period, miners discovered high-quality silver-gold veins at De Lamar Mountain and Florida Mountain. Captain Joseph Raphael De Lamar founded the De Lamar Mining Company and oversaw the development of important veins at the original underground De Lamar mine just south of Jordan Creek. De Lamar's name was applied to the mine, the mountain, and the small mining camp established on Jordan Creek.

In 1889, miners struck rich ore shoots in veins at the De Lamar mine. Captain De Lamar sold his interest to the London-based De Lamar Mining Company, Ltd. in 1901. Declining grades and increasing costs closed the De Lamar mines by 1914. Piper and Laney (1926) estimated the total value of precious metals production from the Carson district for the period 1889–1914 at nearly $23 million. A sum of De Lamar production based on the mine's annual reports show that it produced approximately 400,000 ounces of gold and 5.9 million ounces of silver from a minimum of about 726,000 tonnes milled from 1891 through 1913 (Gierzycki 2004a). Bonnichsen et al. (n.d., cited in Gierzycki 2004a) estimated that the mines on Florida Mountain produced a total of 133,000 ounces of gold and 15.4 million ounces of silver from 1883–1910.

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The Carson district stagnated until gold and silver prices increased in the 1930s. From 1934–1940, placer operations recovered gold from Jordan Creek. In 1938, a 181 tonne-per-day flotation mill was constructed to process the De Lamar mine dumps. The flotation mill operated until the War Production Board suspended U.S. gold production on December 7, 1942, the first anniversary of the Pearl Harbor attack, to free manpower for use elsewhere in the war effort. In 1939, the Morrison-Knudson Company had excavated a small open pit on the east side of Florida Mountain, but the operation proved unprofitable. Morrison-Knudson ceased work in November of that year (Asher 1968).

Figure 6-1 summarizes the estimated annual production value for the entire district through 1942, including the DeLamar project. Altogether, the district is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863–1942 (Piper and Laney 1926; Bergendahl 1964). Gierzycki (2004b) estimated a total district production of 0.6 million ounces of gold and 42 million ounces of silver for this period.

Figure 6-1: Estimated Annual Production Value, Silver City (Carson) Mining District 1863–1942

(Source: Asher 1968)

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6.2 Historical Exploration Since the 1960s

From 1942 into the mid-1960s, the mining properties in the DeLamar project area sat largely inactive. Anecdotal information suggests that the Sidney Mining Company and the Continental Materials Corporation (Continental) both engaged in diamond-core (core) drilling in 1966, but RESPEC only has information for the Continental drilling, which tested veins down-dip from the stopes of the old De Lamar mine (Porterfield 1992).

During the late 1960s, miners began to explore the district for near-surface, bulk-mineable gold-silver deposits, but few records of their work are available. The Glen Silver Mining Company conducted core drilling in what later became either the Glen Silver or the Sommercamp area of the DeLamar project, but RESPEC does not know the locations of their drill holes.

In 1969, the "Silver Group" formed as a joint venture between Earth Resources Company, Superior Oil Company, and Canadian Superior Mining (U.S.) Ltd. The Silver Group acquired property in the De Lamar-Florida Mountain area and conducted geological mapping and sampling. Perry, Knox, Kaufman Inc. carried out much of the early exploration work for Earth Resources, the Silver Group's joint venture operator.

During 1969 and 1970, Earth Resources carried out trenching, sampling, surface geological work, and drilled 39 conventional rotary drill holes at De Lamar Mountain. This exploration discovered broad areas of near-surface silver-gold mineralization in the Sommercamp and Glen Silver zones and what Earth Resources termed the North DeLamar zone. Following these discoveries, Earth Resources ramped up exploration and development drilling. From about 1971–1976, Earth Resources drilled at least 432 holes, mainly in the North DeLamar, Glen Silver, Sommercamp–Regan (including North and South Wahl), and Ohio areas (Figure 6-2). This drilling included the first holes drilled at the nearby Sullivan Gulch and Milestone prospects and in the Florida Mountain area.

The Sidney Mining Company drilled eight core holes in the Sommercamp and North DeLamar zones in 1972. In 1974, Perry, Knox, Kaufman Inc. completed a feasibility study for the Silver Group with reserve estimates for an open-pit mining scenario at the Sommercamp and North DeLamar zones. In 1977, Earth Resources commenced operation of the DeLamar silver-gold mine with initial open-pit mining at the North DeLamar and Sommercamp zones (see Section 6.3 for a summary of DeLamar mine production). In 1981, the Mid-Atlantic Petroleum Company (MAPCO) acquired control of Earth Resources, and Earth Resources continued to operate the DeLamar mine and exploration joint venture.

Between 1978 and mid-1984, Earth Resources (owned by MAPCO) continued to explore the Sullivan Gulch, North DeLamar, Glen Silver, and Florida Mountain zones. Incomplete records show that Earth Resources drilled at least 135 holes in these areas of the property.

In September of 1984, the NERCO Minerals Company Inc. (NERCO) purchased MAPCO's interest in the DeLamar project and became the operator of the joint venture. Less than a year later, in mid-1985, NERCO purchased the interests of the other joint venture partners to attain 100% ownership of the project.

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Figure 6-2: Aerial View, Zones of Exploration, and Mining Since 1969 within the DeLamar Area

(Source: RESPEC 2019)

Note: North and South Wahl are included in what is referred to as the Sommercamp–Regan zone.

From 1985–1992, NERCO conducted extensive exploration, development drilling, surface mapping, and sampling programs. NERCO's drilling focused mainly on expansion and definition of bulk-mineable mineralization at Florida Mountain, but they also completed drilling at North DeLamar, Glen Silver, Sullivan Gulch, Town Road, and Milestone. Incomplete records indicate that NERCO drilled at least 1,594 holes at the DeLamar project during this period.

The Kennecott Copper Corporation (Kennecott)-then a subsidiary of Rio Tinto–Zinc Corporation-purchased NERCO in 1993. Two months later, Kennecott sold its 100% interest in the DeLamar mine and property to Kinross Gold USA (Kinross).

While operating the DeLamar mine, Kinross continued the property's exploration. From 1993–1997, Kinross drilled 338 exploration and development holes. Most of Kinross's drilling focused on the Glen Silver, North DeLamar, and Florida Mountain areas.

(In addition to the surface sampling, drilling, and geological work described above, several campaigns of geophysical studies have been performed at the project at various times.)

Kinross ceased exploration in 1997 and halted mining at the end of 1998 due to unfavorable metal prices. Milling ceased in 1999, and Kinross placed the DeLamar and Florida Mountain operations on care and maintenance. Starting in 2003, Kinross began mine closure activities. Kinross supervised the removal of the mill and other mine buildings, and the drainage and cover of the tailing facility. Mine closure and reclamation were nearly completed by 2014.

The property remained in closure and monitoring from 2014 to 2017.

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6.3 Modern Historical Mining: 1977-1998

Gierzycki (2004b) estimated total open-pit production from the DeLamar Mine from 1977–1998 at approximately 750,000 ounces of gold and 47.6 million ounces of silver (including the Florida Mountain operation). Although the mill reportedly continued to operate for some unknown amount of time in 1999, historical production records are only available to the end of 1998.

Earth Resources commenced open-pit operations and milling at the DeLamar Mine in 1977. The mine initially operated five days per week with a target production of about 9,980 tonnes per day of ore and waste. Earth Resources processed ore by grinding in ball mills followed by agitated tank leaching with cyanide prior to precipitation with zinc dust. By the late 1980s, NERCO was mining ore and waste that totaled 21,772 tonnes per day. Their mill's processing capacity was 1,996 tonnes per day. When Kinross acquired the DeLamar Mine in 1993, the mine was operating at a mining rate of 27,216 tonnes per day and a milling capacity of about 3,629 tonnes per day (Elkin 1993). From start-up in 1977 through to the end of 1992, the DeLamar mine produced 421,300 ounces of gold and 26 million ounces of silver from 12.9 million tons mined (Table 6-1). Production during this period came from pits developed in the Glen Silver, Sommercamp–Regan, and North DeLamar areas.

Kinross commenced production at Florida Mountain in 1994 (while continuing operations at the DeLamar mine). From 1994–1998, Kinross excavated material from three open pits on the west side of the crest of Florida Mountain and moved the ore to the DeLamar mill via an 8.4-kilometer haul road. The Kinross pits were named Stone Cabin, Tip Top, and Black Jack (Figure 6-3 and Figure 6-4). (The Florida Mountain operation was formally referred to as the Stone Cabin Mine in permitting and other documents.) Gierzycki (2004b) estimated that 124,500 ounces of gold and 2.6 million ounces of silver were produced from the Stone Cabin mine from 1994–1998 (based on examination of files and company reports at the DeLamar mine.) Mining in the Glen Silver–Sommercamp–North DeLamar areas continued simultaneously with the Florida Mountain operation. Gierzycki (2004b) reported that 625,500 ounces of gold and 45 million ounces of silver were produced from the Glen Silver–Sommercamp–North DeLamar areas from 1977–1998.

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Table 6-1: DeLamar Mine Gold and Silver Production 1977-1992

(Source: Elkin 1993)

Year	Ore	Mill Grade		Bullion Poured
	(Short Dry Tons)	Gold	Silver	Total Troy Ounces
		(oz/ton)	(oz/ton)	Gold	Silver
1977	309,000	0.034	3.55	9,600	853,000
1978	637,000	0.031	3.78	18,100	1,872,000
1979	715,000	0.034	3.12	22,200	1,734,000
1980	780,000	0.031	2.53	22,100	1,534,000
1981	771,000	0.034	2.55	24,000	1,529,000
1982	738,000	0.036	2.77	24,300	1,589,000
1983	846,000	0.035	2.32	27,100	1,526,000
1984	784,000	0.023	2.83	15,500	1,742,000
1985	820,000	0.038	2.66	29,800	1,751,000
1986	849,000	0.035	2.52	27,700	1,713,000
1987	861,000	0.037	2.54	30,200	1,738,000
1988	830,000	0.033	2.34	32,000	1,738,000
1989	840,000	0.033	2.56	34,000	1,863,000
1990	829,000	0.037	2.04	30,400	1,374,000
1991	1,117,000	0.035	1.99	36,700	1,702,000
1992	1,156,000	0.035	2.01	37,600	1,820,000

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Figure 6-3: Aerial View of the Florida Mountain (Stone Cabin Mine) Area

(Source: RESPEC 2019)

Figure 6-4: Photograph of the Reclaimed Florida Mountain (Stone Cabin) Mine Area

(Source: RESPEC 2023)

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7. GEOLOGIC SETTING AND MINERALIZATION

The information presented in this section of the report is derived from multiple sources, as cited. Mr. Bickel, the Qualified Person, has reviewed this information and believes this summary accurately represents the DeLamar project geology and mineralization as it is presently understood by Integra and Mr. Bickel, based on a combination of historical data and modern exploration of the project.

7.1 Regional Geologic Setting

The DeLamar project is situated in the Owyhee Mountains, which are located near the east margin of the mid-Miocene Columbia River-Steens flood basalt province and the west margin of the Snake River Plain (Figure 7-1).

Figure 7-1: Shade Relief Map with Regional Setting of the Owyhee Mountains

(Source: Mason et al. 2015)

Note: OM = Owyhee Mountains; OP = Oregon Plateau; OIG = Oregon-Idaho graben; NNR = Northern Nevada Rift. Yellow shading shows the Columbia River-Steens flood basalt province. Green shading indicates the Oregon Plateau underlain mainly by mid-Miocene silicic volcanic rocks. Red lines show eruptive loci and dike swarms. Purple lines are isochrons, and purple ovoids are silicic volcanic centers, with ages of silicic volcanism of the Oregon High Lava Plains and Snake River-Yellowstone provinces in Ma. Dark blue dashed and dotted lines are strontium isopleths. See Mason et al. (2015) for sources of data.

The geology of various parts of the Owyhee Mountains has been described by Lindgren and Drake (1904), Piper and Laney (1926), Asher (1968), Bennett and Galbraith (1975), Panze (1975), Ekren et al. (1981), Ekren et al. (1982), and Bonnichsen and Godchaux (2006). As summarized by Bonnichsen (1983), Halsor et al. (1988), and Mason et al. (2015), the Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows and younger, mid-Miocene rhyolite flows, domes and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks. This Miocene magmatic and volcanic activity coincided with the regional Columbia River-Steens flood basalt event at about 16.7 to ~14.5 Ma (Mason et al. 2015).

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7.2 Owyhee Mountains and District Geology

Ekren et al. (1981) and other geologists define five informal rock-stratigraphic sequences in the central Owyhee Mountains and the De Lamar-Silver City area. From oldest to youngest these are the 1) Late Cretaceous Silver City granodiorite (referred to in historical literature as the Silver City granite); 2) mid-Miocene lower basalt; 3) mid-Miocene latite and quartz latite; 4) mid-Miocene Silver City rhyolite; and 5) mid-Miocene Swisher Mountain Tuff (formerly tuff of Swisher Mountain. The Silver City granodiorite crops out near the crest and in the eastern part of the range (Figure 7-2). Despite not being exposed or intersected in the DeLamar project area, it is thought to form the pre-volcanic basement underlying the project. Bonnichsen (1983) described it as mainly medium- to coarse-grained biotite-muscovite granodiorite to quartz monzonite and albite granodiorite. Based on Late Cretaceous potassium-argon age dates and similarities in composition and mineralogy, the Silver City granodiorite represents an outlying portion of the Idaho Batholith (Taubeneck 1971; Panze 1972). Figure 7-2 presents Integra's district geologic map.

The Silver City granodiorite is directly overlain by flows of the Miocene lower basalt, which have filled up to several hundreds of feet of relief on the granodiorite, which demonstrates that the Silver City granodiorite had been exhumed and underwent subaerial erosion by mid-Miocene time. The lower basalt is exposed in a northwest-trending band through the central part of the Owyhee Mountains and consists of as much as 762 meters of flows of alkali-olivine to tholeiitic basalt that change upward to basaltic andesite and trachyandesite (Asher 1968; Ekren et al. 1982; Bonnichsen 1983; Thomason 1983). As pointed out by Bonnichsen (1983), these basalts erupted between 17 and 16 Ma, recalculated with modern decay constants from age dates of Panze (1975) and Armstrong (1975), and the lower part of the basalt sequence includes flows with distinctive large plagioclase phenocrysts, similar to flows of the Imnaha basalt of the Columbia River Basalt Group.

Flows of latite and quartz latite overlie the lower basalt and in places directly overlie the Silver City granodiorite (Thomason 1983). The latite and quartz latite unit has a maximum thickness of about 549 meters (Panze 1975).

The Silver City rhyolite forms much of the central core of the Owyhee Mountains and consists of numerous individual and coalesced rhyolite flows and domes derived from local eruptive centers, as well as intercalated units of rhyolite ash-flow tuff (Asher 1968; Panze 1971; Panze 1975; Thomason, 1983; Ekren et al. 1984). Thomason (1983) estimated a composite thickness of as much as 457 meters for the sequence. Panze (1975) recognized a consistent succession of quartz latite, flow breccia, and upper rhyolite that can be traced through the central Owyhee Mountains and defined several vent areas and individual domes. More recent studies have shown that some of the individual quartz latite and rhyolite units consist of flow-layered, rheomorphic ash-flow tuffs of regional extent (Ekren et al. 1984).

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Figure 7-2: Generalized Geologic Map of the Central Owyhee Mountains

(Source: Integra 2025; black lines are property outline)

The western and southern flanks of the Owyhee Mountains are capped by one or more cooling units of the Swisher Mountain Tuff, which overlies the Silver City rhyolite (Figure 7-2; Thomason 1983; Ekren et al. 1984). To the west of DeLamar, the Swisher Mountain Tuff was emplaced at about 13.8 Ma as a regional sheet of unusually high-temperature rhyolite ash flows erupted from a vent area located near Juniper Mountain, about 64 kilometers south of De Lamar and Silver City (Ekren et al. 1984). Most of the unit is extremely densely welded and underwent post-compaction internal flowage (rheomorphic deformation), resulting in brecciated vitrophyres, contorted flow laminations, and internal flow brecciation. In some places, however, eutaxitic textures and preserved pumice clasts provide evidence for the original ash-flow emplacement (Ekren et al. 1984).

Map patterns indicate the Owyhee Mountains have undergone incipient to minor amounts of mid-Miocene and younger regional extension. The principal faults recognized in the central Owyhee Mountains have normal displacements and primarily north-northwest orientations approximately parallel to the Northern Nevada Rift. The trend of mineralization in the DeLamar project area is generally coincident with these principal faults. As stated by Bonnichsen (1983), "The attitude of the volcanic units generally ranges from subhorizontal to gently dipping, most commonly southwards. It is not clear if all the dips are due to initial deposition on uneven topography, or if some of the units have been rotated."

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7.3 DeLamar Project Area Geology

7.3.1 DeLamar Area

Earth Resources and NERCO geologists defined a local volcanic stratigraphic sequence in the DeLamar area based on geologic mapping and drilling. Mapping at various times benefited from exposures in the walls of the Glen Silver, Sommercamp-Regan, and North DeLamar pits. In addition to internal company reports, the geology of the DeLamar area has been documented in studies by Thomason (1983), Halsor (1983), Halsor et al. (1988), and Cupp (1989). These workers were involved with the exploration and operation of the project. The most concise and complete description of the local stratigraphic units and the mine area geologic setting was given by Halsor et al. (1988) and is presented here in Table 7-1. The Silver City granodiorite is not exposed in the DeLamar area and has not been penetrated by drilling, although it likely underlies the Miocene rocks at depth.

The mine geologists considered the units above the lower basalt to be subunits of the Silver City rhyolite. However, the quartz latite (unit Tql, Table 7-1) has been correlated with the tuff of Flint Creek, a regional, high-temperature lava-like ash-flow tuff (Ekren et al. 1984).

Figure 7-3 shows the principal mineralized zones of the DeLamar project in relation to the DeLamar project outline. Figure 7-4 shows the surface geology of those mineralized zones. Figure 7-5 shows a schematic geological cross section. Open-pits of the DeLamar mine were developed at the Glen Silver, Sommercamp-Regan, and North DeLamar zones. The Sullivan Gulch zone has not been mined.

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Table 7-1: Summary of Volcanic Rock Units in the Vicinity of the DeLamar Mine

(modified from Halsor et al. 1988)

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Figure 7-3: Land Position Map Showing Mineralized Zones

(Source: Integra 2023)

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Figure 7-4: Integra Generalized 2018 DeLamar Area Geology

(Source: Integra 2025)

Note: Red outlines are schematic surface projection of the resource area footprint; blue lines are faults. UTM grid NAD83, Zone 11; Y = North, X = East

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Figure 7-5: Integra 2018 Schematic Cross-Section, DeLamar Area

(Source: Integra; line of section and rock unit legend shown in Figure 7-4)

Note: UTM grid NAD83, Zone 11; X = East, Y = North, Z = elevation in meters.

Mapping and drilling by Earth Resources and NERCO geologists led to the interpretation that the mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and banded rhyolite flows and domes. These flows and domes overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings (Halsor 1983; Halsor et al. 1988). Halsor (1983) interpreted the porphyritic and banded rhyolite flows and domes to have been emplaced along a system of ring fractures developed above a shallow magma chamber that supplied the erupted rhyolites, while Integra believes the rhyolites and latites were emplaced along northwest-trending structures as composite flow domes based on continued exploration and analysis. The magma chamber was inferred to have been intruded within a northwest flexure of regional north-northwest trending Basin and Range faults (Figure 7-6).

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Figure 7-6: Volcano-Tectonic Setting of the DeLamar Area

(Showing land boundaries; source: modified from Halsor et al. 1988)

Core drilling by Integra in 2018 facilitated the recognition of a unit of hydrothermally altered tuffaceous mudstone that is locally present between the porphyritic rhyolite and the overlying banded rhyolite as shown in Figure 7-5. This mudstone unit is up to 14 meters thick, strongly altered to clay, and includes fragmental volcanic layers of probable pyroclastic origin (Sillitoe 2018; Hedenquist 2018).

7.3.2 Florida Mountain Area

Lindgren (1900) and Piper and Laney (1926) described the general geology of the Florida Mountain area. More detailed studies were carried out by Earth Resources and NERCO (Lindberg 1985; Porterfield and Moss 1988; Mosser 1992). The oldest stratigraphic unit is the Late Cretaceous Silver City granodiorite, which is unconformably overlain by the mid-Miocene lower basalt to trachyandesite lavas. The granodiorite and lower basalt are overlain by a sequence of andesitic volcanic-sedimentary and tuffaceous lacustrine rocks, which are in turn intruded and overlain successively by units of quartz latite, tuff breccia, and porphyritic rhyolite of the Silver City rhyolite (e.g., Lindberg 1985). As at DeLamar, the tuff-breccia unit is interpreted as a near-vent pyroclastic unit erupted as a precursor to emplacement of the rhyolite flows and domes. Figure 7-7 presents Integra's geologic map of the Florida Mountain area.

In contrast to the DeLamar area, the Silver City granodiorite crops out on the flanks of Florida Mountain and was extensively penetrated by workings of the historical underground mines. Integra geologists designated it granodiorite (Figure 7-7). Field relations demonstrate the lower basalt flows partially buried an erosional, paleotopographic high of Silver City granodiorite. Surface exposures and maps of the underground workings and early drilling at Florida Mountain led Lindberg (1985) to infer that the granodiorite forms a northeast-trending ridge beneath a relatively thin capping of quartz latite, tuff breccia, and one or more flows of rhyolite lava. Figure 7-8 shows Integra's schematic cross section through Florida Mountain.

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The Earth Resources, NERCO, and Integra geologists interpreted certain rocks at Florida Mountain to represent volcanic vents from which portions of the rhyolite flows and possibly tuffs were presumably erupted and which later were important foci of hydrothermal activity, alteration, and mineralization (Porterfield and Moss 1988; Mosser 1992). However, as explained by Lindberg (1985), exposures of rock units at Florida Mountain were generally poor prior to the start of mining by Kinross in 1994, and the criteria used by the above authors to define the vent facies units and delineate their geometries are not known to the authors. Moreover, most of the drilling at Florida Mountain was done by conventional rotary and RC methods, which can make outcrop-scale rock textural characteristics much more difficult-and sometimes impossible-to discern and interpret correctly.

7.4 Mineralization

Numerous studies of the gold and silver mineralization in the DeLamar project–Silver City area have been conducted, beginning in the late 1860s. The most definitive studies and descriptions are those of Lindgren (1900), Piper and Laney (1926), Thomason (1983), Halsor (1983), Halsor et al. (1988), and Mosser (1992). Mr. Bickel has reviewed this information and believes it reasonably describes the mineralization as presently understood.

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Figure 7-7: Generalized Geologic Map of Florida Mountain

(Source: Integra 2025)

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Figure 7-8: Schematic Florida Mountain Cross Section (Looking Northeast)

(Source: Integra 2022)

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7.4.1 District Mineralization

Precious-metal mineralization has been recognized in two types of deposits: within relatively continuous, quartz-filled fissure veins, and within broader, bulk-mineable zones of closely spaced quartz veinlets and quartz-cemented hydrothermal breccia veinlets that are individually continuous for only several tens of centimeters laterally and vertically and mainly less than 1.3 centimeters in width.

7.4.1.1 Fissure Vein Mineralization

Mineralization mined from bedrock prior to 1942 was of the fissure vein deposit type. A concise summary of this type of Carson district mineralization was given by Bonnichsen (1983):

Nearly all of the gold- and silver-bearing veins in the district strike north to northwest, following the main fault and dike trends, and are thought to be the same age....

Most of the veins are fissures filled with quartz, accompanied by variable amounts of adularia, sericite, or clay. A few have been described as silicified shear zones.

At the De Lamar underground mine, the veins were as much as about 23 meters wide, but more commonly were 6 meters or less in width.

Bonnichsen (1983) described the veins in the Florida Mountain area as follows:

The veins are narrow, in most places only a few inches to a few feet wide, but persist laterally and vertically for as much as several thousand feet. Within an individual vein, the gold and silver ore occurs in definite shoots, generally with a moderate rake and somewhat irregular outline. The localization of ore shoots has commonly been attributed to the presence of cross-fractures, or, in one instance (Trade Dollar Mine), to the intersection of the vein with the granite-basalt contact. Some of the most productive veins in the district follow thin basaltic dikes.

All three major rock units, the Silver City granite, the lower basalt-latite unit, and the Silver City rhyolite, are cut by mineralized veins. Most of the production at War Eagle Mountain, Florida Mountain, and Flint was from veins in the granite, while at De Lamar all of the production was from the rhyolite.

Naumannite (Ag2Se) is the principal hypogene silver mineral and normally is accompanied by variable but subordinate amounts of aguilarite (Ag4SeS), argentite, and ruby silver as well as other silver-bearing sulfantimonides and sulfarsenides. Where interpreted to have been reorganized by supergene activity (Lindgren, 1900; Piper and Laney, 1926), the principal silver minerals are native silver, cerargyrite, and some secondary naumannite and acanthite. In both the hypogene and the oxidized and supergene-enriched portions of the veins, the principal gold-bearing minerals are native gold and electrum. Variable amounts of pyrite and marcasite, and minor chalcopyrite, sphalerite, and galena occur in some veins; the base metal-bearing minerals become more abundant at deeper levels.

Quartz is the principal gangue mineral. Much is massive, but some has drusy or comb structure and a lamellar variety is locally abundant. This lamellar (or cellular or pseudomorphic) variety consists of thin plates of quartz set at various angles to one another (see photographs in Lindgren, 1900; Piper and Laney, 1926). Each plate consists of numerous tiny crystals that have grown from either side of a medial plane.  Lamellar quartz has been interpreted as the replacement of preexisting calcite (or perhaps barite) crystals. Adularia commonly shows crystal outlines developed as open-space fillings.

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Piper and Laney (1926) reported the presence of calcite in only a few veins in the district, such as the Banner vein at Florida Mountain. Adularia is sparse in veins of the historical De Lamar mine, but it is an abundant component of veins at Florida Mountain and War Eagle Mountain (Lindgren 1900; Piper and Laney 1926).

Potassium-argon age dates of volcanic units cut by veins, and dates on vein adularia concentrates, indicate that vein mineralization in the Silver City district was coeval with rhyolite volcanism at about 16 to 15 Ma (Panze 1972, Panze 1975, Halsor et al. 1988). More recent high-precision Ar40/Ar39 ages of adularia extracted from four samples of veins immediately outside of the project area range from 15.42 ±0.07 Ma to 15.58 ±0.06 Ma, which agrees with earlier studies (Aseto 2012).

7.4.1.2 Bulk-Mineable Mineralization

Zones of bulk-mineable mineralization have been recognized in the district only since the early 1970s. Mining of this type of mineralization has only occurred in the DeLamar project at both the DeLamar and Florida Mountain areas. This type of mineralization is described below in Section 7.5.1 and Section 7.5.2.

7.5 DeLamar Project Mineralization

Current mineral resources and reserves discussed in this report are in the Florida Mountain area and the DeLamar area.

7.5.1 DeLamar Area

The modern DeLamar open-pit mine area encompasses the historical De Lamar mine where fissure-vein mineralization was mined from 1889-1913. As shown in Figure 7-9, mineralized shoots in two sets of fissure veins, the Main De Lamar and Sommercamp veins, were mined at the 4th level (elevation 1,902 meters) from what are now the Sommercamp-Regan and North DeLamar open-pit zones (Figure 7-4).

Bonnichsen (1983) summarizes the DeLamar area vein mineralization as follows:

The main De Lamar section, at the site of the present-day North DeLamar pit…was 1,300 feet long in a northwest-southeast direction and up to about 300 feet wide, as measured on the No. 4 level (6,240 feet elevation). The section contained the Hamilton-Wilson No. 9 vein striking N. 25° W. and dipping 45°-66° W., and the 77 vein striking N. 62° W. and dipping 35° SW. These were connected by smaller veins and stringers. At lower levels the veins assumed steeper dips, 65 to 80 degrees being common. The 77 vein was the most important producer. The Sommercamp section, at the site of the present-day Sommercamp pit…was a zone about 300 feet across that contained ten interlinked veins striking N. 18° W. and dipping 65°-80° W. These ore-bearing zones plunged 20 to 30 degrees southward. In both, the southern limit of the ore was a clay zone several feet thick with a shallow dip to the south. These clay zones were known as iron dikes to the miners and were interpreted to be the low-angle De Lamar and Sommercamp faults by Piper and Laney (1926), Asher (1968), and Panze (1975). However, the excellent exposure in the present-day open-pit mines has shown that these zones really are mainly the thick basal vitrophyric section of the banded rhyolite unit (Tbr) which has been hydrothermally altered. In the underground workings, much of the rich silver ore-the "silver talc"-was extracted where the veins abutted against the base of this clay zone. With its shallow dip, this zone formed the upper as well as the southern limit to mineralization in both sections of the mine.

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Figure 7-9: Veins of the Historical De Lamar Mine, Elevation 6,240 Feet

(Source: Asher 1968; based on Piper and Laney 1926)

Note: the area of the above figure is entirely within the property boundary shown in Figure 7-3.

Piper and Laney (1926) gives an indication of the grades mined. They reported that the 77 vein was stoped from 1893-1908 with average grades of 17.14-20.57 grams gold per tonne and about 44.57-1,714 grams silver per tonne over widths of 0.305 to 7.3 meters. The overall width of the 77 vein spanned up to 23 meters. During this period, most of the production came from elevations above 1,786 meters, but some stopes were as deep as the 12th level at 1,768 meters. Although the 77 vein was found to persist to the 16th level at an elevation of 1,712 meters-the lowest elevation of workings-77 vein grades were largely sub-economic below the 10th level and only a small amount of production came from the 12th level (Piper and Laney 1926). As pointed out by Piper and Laney (1926), there was little underground exploration, and the development that was done did not consider the southerly plunge of mineralization.

In addition to the fissure veins, the bulk mineable type of mineralization has been delineated in four broad, lower-grade zones, two of which overlap and are centered on the Sommercamp and main De Lamar fissure veins. Halsor et al. (1988) described this type of mineralization as follows:

Low grade mineralization occurs in porphyritic rhyolite where closely spaced veinlets and fracture fillings provide bulk tonnage ore. Most of the veinlets are less than 5 mm in width and have short lengths that are laterally and vertically discontinuous.... Locally, small veins can form pods or irregular zones up to 1 to 2 cm wide that persist for several centimeters before pinching down to more restricted widths. In highly silicified zones, porphyritic rhyolite is commonly permeated by anastomosing microveinlets typically less than 0.5 mm wide. Most of the minute veining displays well-defined contacts with the enclosing rock and in some instances veins can be seen to sharply cut phenocrysts. Still, in other zones, microveinlets are less distinct and difficult to distinguish from groundmass silicification.

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Networks of high-density, quartz-free fractures are the sites for supergene mineralization. Major fractures generally trend north-northwest, but less prominent intervening and crosscutting fractures are present. Major fractures commonly have steep dips and show reversals in direction of dip vertically along faces. Fracture fillings commonly consist of thin coatings of goethite and jarosite but occasionally can be filled with seams of sericite and kaolinite up to several centimeters wide. Above the clay zone, veining is characterized by narrow, chalcedony-lined fractures of irregular extent.

In the Sommercamp pit, the principal ore zone in porphyritic rhyolite occurred beneath the clay zone as a distinct shoot striking north-northwest, dipping 40° E; and plunging 9½° SE. It was 27 m thick at the south end and thickened to 90 m at the north end. The ore-waste boundary at the base of the shoot was sharp with ore-grade material (>2 oz Ag) in the shoot abruptly dropping to waste across a single 1.5-m sample interval. The base of the ore shoot was remarkably planar but dipped 40° E as mentioned above. The top of the ore shoot was undulatory and more or less defined by the base of the clay zone over the porphyritic rhyolite. Generally, major mineralized shoots in the Glen Silver, North DeLamar, and Sullivan Gulch zones all plunge 10° to 15° to the southeast. Determining the plunge in the North DeLamar pit proved difficult due to a very complex cross faulting pattern.

Ore mineralogy is reported by Thomason (1983) and Barrett (1985). Naumannite (Ag2Se) is the dominant silver mineral and acanthite (Ag2S) and acanthite-aguilarite [(Ag2S)-(Ag4)(Se,S)2] solid solution are the second most abundant. Remaining ore minerals consist of lesser amounts of argentopyrite (AgFe2S3), Se-bearing pyrargyrite [Ag3Sb(S,Se)3], Se-bearing polybasite [(Ag,Cu)16Sb2(S,Se)11], cerargyrite [AgCI], Se-bearing stephanite [Ag5Sb(S,Se)4], native silver, and native gold and minor Se-bearing billingsleyite [Ag7(Sb,As)(S,Se)6], pyrostilpnite [Ag3Sb(S,Se)3] and Se-bearing pearceite [(Ag,Cu)16As2(S,Se)11]. Ore minerals are generally very fine grained; 65 percent of the minerals average 62μ in diameter, with the remainder averaging 200μ (Rodgers, 1980). Naumannite, the dominant silver mineral, commonly occurs as finely disseminated grains in quartz veinlets and within some fractures. It is also found as crystal aggregates growing on drusy quartz that lines vugs. Acanthite, the second most abundant silver mineral, occurs as anhedral blebs in quartz gangue and hydrothermal clays commonly associated with naumannite. It also is frequently present as a late-stage mineral coating drusy quartz in vugs.... Pyrite is the most widespread metallic mineral occurring in veins and altered country rock. Pyrite occurs along the edges of veins but also as coatings on some of the younger minerals. Polymorphic marcasite is commonly associated with pyrite, forming lath shaped crystals and anhedral aggregates surrounding pyrite. In some zones, marcasite is intimately intergrown in irregular clots with pyrite....

Vein gangue minerals consist almost entirely of quartz, with minor amounts of mosaic intergrowths of adularia. Texturally, quartz can be divided into three varieties: (1) cloudy, massive, fine-grained quartz, (2) lamellar quartz, and (3) clear, crystalline, coarse-grained quartz.... Cloudy, fine grained quartz, including a chalcedonic variety, is the dominant type in veins and veinlets that constitute ore. This quartz is characterized by turbid anhedral grains (<0.005 mm) rich in solid inclusions.

The host rocks at DeLamar are pervasively altered. The tuff breccia is altered to an assemblage of quartz, illite, pyrite, and marcasite. The alteration of the principal host of mineralization, porphyritic rhyolite, is vertically zoned. The alteration assemblage is quartz, illite, pyrite, and marcasite and locally in the upper portions there are complex assemblages including jarosite, and mixtures of alunite, goethite, and kaolinite; hematite with kaolinite; and illite plus kaolinite (Thomason, 1983; Barrett, 1985). The latter style of alteration produces a very conspicuous glaring white rock that overlies the principal ore zones at DeLamar. The porphyritic rhyolite is overlain by a clay zone which consists of variable quantities of mixed layers of illite and montmorillonite clays with 5 to 7 vol percent euhedral pyrite in fine-grained aggregates or as crystals up to a few millimeters across. In less altered areas relic perlitic structure can be seen, demonstrating that the clay zone was a basal vitrophyre of the banded rhyolite. Above the clay zone, feldspar in the banded rhyolite is altered to kaolinite and the groundmass contains finely disseminated hematite, trace amounts of epidote, and patches of cryptocrystalline quartz. Sparse chemical data (Halsor, 1983) indicate that at least some of the DeLamar rocks were potassium metasomatized.

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Scattered zones of breccia in the banded rhyolite occur most frequently near the base of the unit. These breccias crosscut flow layering, some ranging up to several meters in length by several decimeters in width. The breccias consist of close-packed angular fragments of flow-banded rhyolite in a chalcedonic matrix. The fragments show little rotation and this, together with the crosscutting nature of the breccias, suggests a hydrothermal origin and not primary features related to flow.

The above description seems to have been based on the Sommercamp and North DeLamar mineralized zones. No data indicate different mineralization styles at Glen Silver and Sullivan Gulch. However, there is no indication that major fissure-vein mineralization was mined historically or encountered in exploration drilling in the Sullivan Gulch and Glen Silver zones, where to date, the relatively shallow drilling has intersected mineralization of the bulk mineable type.

Based on Integra's core drilling, the clay zone at DeLamar described above by Bonnichsen (1983) and Halsor et al. (1988) consists of the altered mudstone unit between the porphyritic and flow-banded rhyolites-at least locally. Sillitoe (2018) interpreted the clay zone as having acted as an important aquitard and barrier to upwelling hydrothermal fluids during mineralization.

Samples from three drill-core intervals were studied with optical microscopy and x-ray powder diffraction methods at Hazen Research Inc. (Hazen) in 1971 (Perry 1971). In addition to identifying some of the silver minerals recognized by Thomason (1983) and Halsor (1988), the Hazen study noted that gold occurs as native gold and in electrum. Hazen described the gold grains as "blebs" that "rarely exceed 5 microns in size" intergrown with quartz, and within and on naumannite. Electrum was found to occur as silvery, nearly white blebs less than 5 microns in size "locked in cerargyrite." (Perry 1971). These mineralogical characteristics are relevant to project metallurgy and provide supporting context for applied assumptions as they relate to leach recoveries and metal deportment.

The DeLamar area mineralization is situated stratigraphically below the Millsite rhyolite, which Thomason (1983) and Halsor et al. (1988) describe as little affected by hydrothermal alteration and post-mineral in age.

7.5.2 Florida Mountain Area

Both fissure veins and the bulk-mineable type of mineralization are present at Florida Mountain, and both have contributed to past gold and silver production. The veins cropped out intermittently near the crest and on the flanks of Florida Mountain, in some cases with lateral continuity of 1.6 kilometers or more, even though vein widths were usually only a few meters or less. Piper and Laney (1926) reported their dips as 75° to 80° W, transitioning in their northern extents to steep east dips. A longitudinal section showing stopes of the Black Jack-Trade Dollar mine is presented in Figure 7-10.

The veins in Florida Mountain were mapped in greater detail in the 1970s and 1980s by Earth Resources, NERCO and later by Integra geologists (e.g., Figure 7-7), in part with the benefit of trenching and drilling. The most complete historical vein and geologic map that Mr. Bickel is aware of is a NERCO map from 1989. The NERCO 1989 map shows a somewhat different, more detailed picture of the vein array than Piper and Laney's 1926 map.

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Mosser (1992) summarized the vein mineralization as follows:

Mineralization is strongly controlled by NNW-trending faults, and to a lesser degree by arcuate and ENE structures. Host rocks display a definite influence on mineral distribution. Within the granodiorite and basalt, where most of the historic production occurred, the veins are narrow and tight. However, within the more reactive and permeable quartz-latite and rhyolite units, the mineralization is more disseminated so that significant bulk mineable potential exists...

The vein deposits are dominated by quartz and adularia gangue. Quartz occurs in a variety of forms in a definite paragenetic sequence....

Hypogene gold and silver mineralization varies little with depth across known levels and is dominated by electrum, acanthite, and the silver sulfo-selenide aguilarite…

In the quartz latite and rhyolite, at least some of the veins branch upward into multiple narrow veins and vein-cemented breccia-separated by intensely altered rhyolite-to form sheeted vein and breccia zones as much as 6.1 meters or more in width. These broader sheeted vein and breccia zones comprise the bulk-mineable style of mineralization at Florida Mountain, particularly where adjacent fracture networks and flow bands in the rhyolite have been permeated with narrow, discontinuous quartz and breccia veinlets. Four such zones were described by Mosser (1992) and referred to as the Tip Top, Stone Cabin, Main Trend (Black Jack), and Clark deposits. The mineralogy and paragenesis of the gold and silver mineralization are similar, if not the same, as that described for the fissure veins. Details of the mineralogy and a fluid-inclusion study were presented by Mosser (1992). Information on the length, width, depth, and continuity of mineralization is summarized in various parts of Section 14.

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Figure 7-10: Longitudinal Section of the Black Jack-Trade Dollar Mine

(Source: Piper and Laney 1926)

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8. DEPOSIT TYPE

Based upon the styles of alteration, the nature of the veins, the alteration and vein mineralogy, and the geologic setting, gold and silver mineralization at the DeLamar project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model. This model has its origins in the De Lamar–Silver City district, where it was first developed by Lindgren (1900) based on his first-hand studies of the veins and altered wall rocks in the De Lamar and Florida Mountain mines. Various vein textures, mineralization, and alteration features, and the low contents of base metals in the district are typical of what are now classified as low-sulfidation epithermal deposits world-wide. Figure 8-1 below is a conceptual cross-section depicting a low-sulfidation epithermal system. The host-rock setting of mineralization at the DeLamar project is similar to the simple model shown in Figure 8-1, with the lower basalt sequence occupying the stratigraphic position of the volcano-sedimentary rocks shown below.

Figure 8-1: Schematic Model of a Low-Sulfidation Epithermal Mineralizing System

(Source: Sillitoe and Hedenquist 2003)

As documented by Lindgren (1900) and Piper and Laney (1926), many of the veins in the district contain distinctive boxwork and lamellar textures where quartz has replaced earlier crystals of calcite. These textures are now known to result from episodic boiling of the hydrothermal fluids from which the veins were deposited. Limited fluid inclusion studies of quartz from veins in the upper part of Florida Mountain by Mosser (1992) support the concept of fluid boiling and indicate fluid temperatures were in the range of 235°C to 275°C. Salinities measured by freezing point depressions were apparently in the range of 0.25 to 2.1 equivalent weight percent NaCl, with a mean of about 0.8 equivalent weight percent NaCl (Mosser 1992). Halsor et al. (1988) reported fluid temperatures from late-stage quartz in the DeLamar mine of about 170°C to 240°C, with salinities of 2.8 to 3.8 equivalent weight percent NaCl. The temperature and salinity data and evidence of fluid boiling are typical of low-sulfidation epithermal precious-metal deposits world-wide.

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Many other deposits of this class occur within the Basin and Range province of Nevada and elsewhere in the world. Well-known low-sulfidation epithermal gold and silver properties with geological similarities to the DeLamar project include Nevada's past-producing Rawhide, Sleeper, Midas, and Hog Ranch mines. The Midas district includes selenium-rich veins similar to, but much richer in calcite, than the known veins in the DeLamar project. At both DeLamar and Midas, epithermal mineralization took place during middle Miocene time, coeval with rhyolite volcanism and shortly after basaltic volcanism.

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9. EXPLORATION

This section summarizes the exploration work carried out by Integra. Drilling by previous operators is summarized in Sections 10.2 and 10.3. Integra commenced drilling in 2018 on patented claims in the DeLamar area of the project and subsequently conducted drilling elsewhere at DeLamar and in the Florida Mountain area. Drilling conducted by Integra is described in Section 10.4.

9.1 Topographic and Geophysical Surveys

A Light Detection and Ranging (LiDAR) topographic survey of the DeLamar and Florida Mountain areas was completed late in 2017.  Also in late 2017, Integra commissioned SJ Geophysics Ltd., of Delta, British Columbia, to conduct an Induced Polarization and Resistivity (IP/RES) survey of six lines using the Volterra-2DIP distributed array system for a total of 22.4 line-kilometers in the DeLamar area. SJ Geophysics Ltd. extended the survey with an additional 10 lines in 2018, bringing the total survey to approximately 40 line-kilometers. The IP/RES lines were spaced at 300 meters and utilized a potential dipole spacing with intermediate current spacing of 100 meters. The survey results are shown in Figure 9-1 and Figure 9-2.

Figure 9-1: Plan View of Resistivity from 2017 and 2018 IP/RES Surveys

(Source: Integra 2019; claim outline of 2019; 3D inversion elevation 1,600 meters)

Note: heavy black lines for "Surface Vein Projection" are schematic representations of historically mined mineralized structures; north is up.

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Figure 9-2: Plan View of Chargeability from 2017 and 2018 IP/RES Surveys

(Source: Integra 2019: claim outline of 2019; 3D inversion elevation 1,600 meters)

Note: heavy black lines for "Surface Vein Projection" are schematic representations of historically mined mineralized structures; north is up.

9.1.1 2019 Airborne Magnetic Survey

New Sense Geophysics Ltd., of Markham, Ontario conducted a helicopter high-resolution magnetic survey of the DeLamar-Florida Mountain area in 2019. The survey used a 61-meter line separation at an average terrain clearance of 39 meters. The term "high resolution" in the previous sentence implies a tight line spacing, stinger mounted magnetometer, sample rate of at least 50 Hz, low helicopter speed in dissected topography, and micro-leveling of the data. New Sense Geophysics Ltd. did the basic processing of the 2019 data. Robert Ellis of Reno, Nevada, used Oasis Montaj software (www.seequent.com) to create additional magnetic products including reduction to pole and various derivative products such as vertical derivative and analytic signal. Both conventional susceptibility inversion (Li and Oldenburg 1996) and magnetic vector inversion (MVI) were used to generate a 3D voxel solid of the susceptibility distribution. The induced magnetic field direction at the time of the survey had an inclination of about 66.7° and a declination of about 13.6°. The direction of magnetization vector for high amplitude magnetic sources (i.e., Miocene basalts) defined in this inversion model varied from flat to +30° with declinations of between -100° and +100°. This confirms that remanent magnetization of the mafic rocks is present and the position and geometry of signatures with respect to the source locations in products like the reduction-to-pole and related products can be shifted. The amplitude component from the MVI inversion is the magnitude of the susceptibility accommodating remanence and induced magnetization and is referred to for convenience as susceptibility. This susceptibility model is used for the analysis of source locations of mafic and felsic intrusions and intrusions within the granodiorite at Florida Mountain. The model also helped better interpret structure.

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9.1.2 2020 Induced Polarization and Resistivity Surveys

In 2020, Zonge International of Tucson, Arizona, collected induced polarization (chargeability) and resistivity data at DeLamar from nine east-west lines spaced 300 meters apart and totaling 29 line-kilometers. Zonge utilized a dipole-dipole configuration. 2D inversion models of the data, including the 2018 and 2018 distributed array data, were done using TS2Dip (www.zonge.com/legacy/ModelIP.html). A 3D inversion of the data produced a marginally deeper solid with the sacrifice of lost resolution at shallow depths. Consequently, the 2D model sections were gridded to 3D voxel solids and used to extract sections shown with geology interpreted from surface mapping and drilling for DeLamar and Florida Mountain.

9.2 2018-2023 Rock and Soil Geochemical Sampling

Integra collected 475 rock-chip and 2,920 soil geochemical samples at the DeLamar area in 2018. Integra collected the soil samples at 50-meter intervals along lines spaced 300 meters apart.

During 2019 through 2023, Integra and contractor personnel collected 449 rock chip samples. Contractor personnel from Rangefront Geological (Rangefront) of Elko, Nevada collected 298 soil samples in the DeLamar/Milestone area in 2019. Rangefront collected a total of 2,332 soil samples from the Florida Mountain area in 2019.

9.3 Geologic Mapping 2020-2021

Integra geologists carried out geologic mapping at a scale of 1:5,000 in 2020 and 2021. They mapped approximately 6.25 square kilometers in the DeLamar area and about 50 square kilometers in the Florida Mountain area.

9.4 Database Development and Checking

Integra conducted a major upgrade of the DeLamar and Florida Mountain drill-hole databases. Geologists re-logged cuttings from almost 2,500 historical RC drill holes and added the re-logging data to the databases. This program included logging of oxidation types as oxide, transitional, and non-oxide, the data for which had never been collected. Integra used this re-logging to create detailed oxidation models for both resource areas. In addition, Integra extracted information on underground workings, groundwater and/or moisture level of samples, sample quality, and notes of down-hole contamination from approximately 2,200 historical paper geologic logs stored at the project site and entered this information into electronic spreadsheets. RESPEC augmented the project resource databases using these spreadsheets.

Integra also completed an extensive comparison of the DeLamar and Florida Mountain drilling assays to the original paper laboratory assay records. First, Integra identified all drill-hole intervals missing assay data, then searched the historical paper laboratory assay records for the corresponding drill-hole intervals. In most cases, Integra found that the gaps in assayed intervals were "No Sample" intervals and updated those gaps with the "No Sample" designation. If Integra found assays for missing intervals, they added the appropriate data to the databases. Next, they compared approximately every 10th sample interval in the databases to the original paper records, which amounted to a 7.5% check of the Florida Mountain intervals and a 9.7% check of the DeLamar intervals. Integra compared each interval's paper records to the corresponding interval's database entries for "from" and "to" depths and gold and silver assays. For the few discrepancies they found, they corrected the database entries with the data recorded in the paper records and created a field in each database to record that checks had been performed. This check work by Integra was in addition to the verification work completed by the authors summarized in Section 12.

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9.5 Cross-Sectional Geologic Model

Utilizing the updated databases and available surface geology, Integra geologists constructed 100 hand-drawn cross-sections at 30-meter spacing through the DeLamar mine area. They interpreted cross-sectional lithology, structure, and trends of mineralized zones on each section using the down-hole data. While conducting this modeling, the geologists discovered some conflicts in the geological coding of nearby holes. Resolving these discrepancies often motivated Integra to update the lithologic codes in the project database with their own logging of the historical RC chips. The geologists also completed cross-sectional geological modeling for Florida Mountain prior to updating the databases as described above. Mr. Bickel summarized and interpreted these cross sections and geologic information in Section 14.

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10. DRILLING

The drilling described in this section was performed in the DeLamar and Florida Mountain areas of the property. Historical operators did the drilling from the late 1960s through 1998. Integra commenced drilling in 2018.

10.1 Summary

As summarized in Table 10-1, RESPEC has records for a total of 383,611 meters drilled in 3,376 holes in the DeLamar and Florida Mountain portions of the property.

Table 10-1: DeLamar Project Drilling Summary

Area	Years	Holes	Meters
Historical Drilling
DeLamar	1966-1998	1,447	136,097
	not known	103	6,693
Florida Mountain	1972-1997	1,060	131,228
	not known	15	1,772
Total Historical		2,625	275,790
Integra Drilling
DeLamar	2018-2023	490	62,339
Florida Mountain	2018-2023	232	45,066
DeLamar	2025	19	189
Florida Mountain	2025	9	95
Total Integra Drilling		751	107,821
Grand Total	1966-2023	3,376	383,611

Records of historical drilling are incomplete with respect to dates, drilling methods, drilling contractors, and types of drills used. As of the effective date of this report, RESPEC has documentation for 2,625 historical holes drilled in the DeLamar area, including the Milestone prospect, and the Florida Mountain area, for a total of 275,790 meters. Table 10-2 summarizes the historical drilling by operator and year.

Of the historical holes for which the drilling method is known, 602 of the DeLamar area holes were drilled by RC, 438 by conventional rotary, and 60 were core holes. Seventy-four percent of the historical holes in the DeLamar area were vertical. At Florida Mountain, 961 of the historical holes were drilled by RC methods, 58 by conventional-rotary methods, and 46 by diamond core methods. Less than 10% of the historical holes at Florida Mountain were vertical. None of the conventional rotary holes were angled in either area. A combined total of 106 holes were drilled using core methods for a total of 10,822 meters-3.9% of the overall meterage drilled. The median down-hole depth of all historical holes in the DeLamar area is 91 meters, and the median depth in the Florida Mountain area is 123 meters. The aerial distribution of drill holes in the DeLamar area is shown in Figure 10-1. The aerial distribution of the historical drilling in the Florida Mountain area is shown in Figure 10-2.

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Table 10-2: Historical Drilling at the DeLamar and Florida Mountain Areas

Year	Company	Holes	Meters
DeLamar Area
1966	Continental Materials	5	1,378
1969-1983	Earth Resources	504	44,346
1972	Sidney Mining	8	654
1985-1992	NERCO	691	68,354
1993-1998	Kinross	239	21,365
Not Known	Not Known	103	6,693
DeLamar Total		1,550	142,790
Florida Mountain Area
1972	Earth Resources	16	1,236
1975-1976	Earth Resources	29	2,169
1977	ASARCO	4	579
1980	Earth Resources	9	651
1986-1990	NERCO	898	116,217
1988	NERCO Water Wells	5	476
1995-1997	Kinross	99	9,901
Not Known	Not Known	15	1,772
Florida Mountain Total		1,075	133,000
Total Project Drilling		2,625	275,790

10.2 Historical Drilling-DeLamar Area

10.2.1 Continental 1966

Continental completed the earliest drilling (that RESPEC is aware of) in the area of the 77 vein of the old De Lamar underground mine, which is now the site of the North DeLamar pit. Continental drilled a total of 1,378 meters in five inclined core holes. RESPEC does not know what type of drill rig Continental used, the core diameter(s), or the identity of Continental's drilling contractor.

10.2.2 Earth Resources 1969-1970

In 1969 and 1970, Earth Resources drilled 39 conventional rotary holes for a total of 2,303 meters in the North DeLamar, Sommercamp, and Glen Silver areas. All of the Earth Resources holes were vertical. Harris Drilling was the contractor for most of the drilling, some of which was done with a Failing 1500 drill rig. Eklund Drilling of Elko, Nevada, drilled one of the holes using a Mayhew 2000 drill. RESPEC does not know the type(s) and size(s) of drill bits employed.

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Figure 10-1: Map of DeLamar Area Drill Holes

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Figure 10-2: Map of Florida Mountain Area Drill Holes

10.2.3 Sidney Mining 1972

In 1972, Sidney Mining drilled eight core holes in the Sommercamp and North DeLamar zones. RESPEC does not know the drilling contractor, type of rig, and core diameter(s) used for this drilling.

10.2.4 Earth Resources ~1970-1983

Between ~1970 and the end of 1983, Earth Resources drilled 465 holes. Five of these were HQ diameter core holes drilled in the DeLamar area in 1975 with Longyear 38 and Longyear 44 core drills operated by Longyear Drilling. In 1975, Longyear Drilling also drilled five HQ diameter core holes in the Glen Silver area using a Longyear 44 rig.

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A total of 384 conventional, vertical rotary holes, for 659,701 meters were drilled during this period in the DeLamar, Glen Silver, Sommercamp-Regan, Town Road-Henrietta, Milestone, Ohio, Millsite, and Sullivan Gulch areas. Contractors at various times included: Justice Drilling using a Mayhew 1000 rig, and Eklund Drilling using G-15, Mayhew 1500, Mayhew 2000, and Gardner-Denver 1500 rigs. Harris Drilling used a Failing drill for 21 holes in 1973. Eklund also used an Ingersoll-Rand TH60 drill in 1979 and 1980. Apparently, one of the holes drilled by this rig was a 183-meter vertical RC hole.

Earth Resources drilled an additional 70 vertical holes of unknown type during this period, for a total of 5,202 meters.

10.2.5 NERCO 1985-1992

Available records show NERCO drilled 691 holes from 1985-1992. These holes include 351 RC holes for a total of 37,093 meters, seven conventional rotary holes drilled in 1986 for a total of 640 meters, 36 core holes for 1,902 meters, and 28,720 meters of drilling for which the drilling method is not known. NERCO had 532 of these holes drilled vertically.

During this period, drilling took place at various times at North DeLamar, Glen Silver, Sommercamp-Regan, Sullivan Gulch, Ohio, Town Road, the tailing area, and an area known as "Heap Leach." The Sullivan Gulch holes were drilled in 1985 or later using RC methods. Twelve vertical RC holes were drilled at the Ohio area, but RESPEC does not know the rig type and contractor employed. Six core holes were drilled in the Glen Silver area in 1986 with a Longyear 44 drill. All of NERCO's drilling after some point in 1987 was done with RC methods. Tonto Drilling used an Ingersoll-Rand TH60 RC drill for some of the drilling in 1987 and 1989. An in-house Canterra RC drill was also used in 1989. Ponderosa Drilling was the contractor for 30 core holes drilled in the Heap Leach area in 1990, but RESPEC does not know the type of drill and core diameter they used. The NERCO Cantera RC drill was also used for 19 holes drilled in the Ohio area in 1991 and for 19 RC holes drilled in the Ohio and Town Road areas in 1992.

10.2.6 Kinross 1993-1998

Kinross drilled 239 holes in the DeLamar area, only six of which were drilled vertically. Kinross drilled 55 RC holes (4,491 meters) in 1993 in the North DeLamar, Glen Silver, and Sommercamp-Regan areas. The drilling contractor was Stratagrout, who used a Discovery drill. In 1994 and 1995, Kinross drilled 181 RC holes (16,624 meters) in the North DeLamar, Glen Silver, Ohio, and Sommercamp-Regan areas. AK Drilling was the contractor for 19 of these holes, and Drilling Services was the contractor for at least six of the remaining holes. Available records indicate that Kinross only had one 158-meter inclined RC hole drilled in 1996. Two additional inclined RC holes, for a total of 91 meters, are presumed to have been drilled between 1995 and 1998.

10.3 Historical Drilling-Florida Mountain Area

10.3.1 Earth Resources 1972-1976

During 1972, 1975, and 1976, Earth Resources drilled a total of 3,405 meters in 45 vertical rotary holes in the Florida Mountain area. Eklund Drilling of Elko, Nevada did this drilling using 13.34-centimeter diameter hammer bits. Eklund Drilling used a Gardner-Denver 15 rotary rig for the 1972 holes and a Mayhew 1500 drill for the 1975-1976 drilling. Samples were collected over 3.048-meter intervals, but RESPEC is unaware of any of the other specific procedures and methods employed in the drilling and sampling.

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10.3.2 ASARCO 1977

ASARCO drilled four vertical rotary holes in 1977 between DeLamar and Florida Mountain in an area that is not presently part of the land controlled by Integra. These holes totaled 579 meters drilled and are part of the project database, but were not used in the current estimate of mineral resources. Samples were assayed over 3.048-meter intervals, but RESPEC does not know the drilling contractor, type of drill used, or the drilling and sampling procedures and methods employed.

10.3.3 Earth Resources 1980

In 1980, Earth Resources drilled nine vertical rotary holes at Florida Mountain for a total of 651 meters. Eklund Drilling and D. Allen Drilling were the contractors. Elkund Drilling used a Midway drill. D. Allen Drilling used an Ingersoll Rand TH100 drill. Both drills used 13.34-centimeter diameter hammer bits. Earth Resources collected samples over 1.524-meter intervals. RESPEC does not know any of the other drilling and sampling procedures and methods employed.

10.3.4 NERCO  1985-1990

From 1986-1990, NERCO drilled 898 exploration holes at and near Florida Mountain-by far the largest amount of drilling conducted at Florida Mountain by a single historical operator (Table 10-2). Thirty-six of the holes, for a total of 4,488 meters,  were inclined HQ-diameter (63 millimeter) core holes. The remainder were drilled by RC methods (11,729 meters). Twenty-eight of these RC holes were drilled vertically. Incomplete records show that five water wells were also drilled in 1988, for a total of 475 meters. At least one, and possibly all, of the water wells were drilled with a CP650 drill operated by "Allberry." The authors are not aware of the drilling contractor or type of rig that was used to drill the core holes. In 1986, Becker Drilling drilled a total of 7,393 meters in 50 RC holes with a Drill Systems rig. No other information about the specific methods and procedures used is available. RESPEC does not know the drilling contractors, rig types, and drilling methods and procedures used in NERCO's RC drilling from 1987-1990.

10.3.5 Kinross 1995-1997

From 1995-1997, Kinross drilled 9,901 meters in 99 RC holes in the Florida Mountain area. All but three of the 99 holes were inclined. Available records suggest that Drilling Services Company of Chandler, Arizona, was the contractor for the three holes drilled in 1995, and that they used a TH100 drill. Dateline Drilling of Missoula, Montana, was the contractor for the 1996 drilling, which totaled 4,907 meters in 49 holes. In 1997, AK Drilling of Ramsay, Montana drilled a total of 4,658 meters in 47 RC holes at Florida Mountain with a Foremost Prospector rig. For all their drilling, Kinross collected samples over 1.524-meter intervals. RESPEC is unaware of any of the other specific drilling and sampling procedures and methods employed.

10.4 Integra Drilling 2018-2023

Integra's drilling through November 2023 is summarized in Table 10-3.

10.4.1 DeLamar Area Drilling 2018-2022

From 2018-2022, Integra drilled a total of 47,828 meters in 199 holes in the DeLamar area. Integra drilled approximately 44% of the holes and 49% of the meters with RC or Rotary methods. They drilled the balance of the DeLamar area holes with diamond core or with a RC "pre-collar" followed by a core tail. Only one of the 2018 and five of the 2020 DeLamar area holes were vertical. The others were inclined at angles of -45° to -85°.

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Boart Longyear of Elko, Nevada, conducted the RC drilling in 2018, 2019, and 2022 using an MPD 1500 track-mounted drill. In 2021, National EWP used what the drill logs refer to as a "National 176" rig. Bit diameters varied from 12.065 centimeters to 15.558 centimeters. RC drilling was conducted wet. RC samples passed through a rotating vane-type splitter to obtain samples (when dry) generally in the range of 4.54 kilograms to 9.07 kilograms. Each day, Integra personnel or the drill contractors transported the RC samples from the drill pads to the on-site logging and storage facility.

In 2018, Major Drilling of Salt Lake City, Utah, drilled the core holes using a LF90 track-mounted drill. Major Drilling recovered HQ- and lesser amounts of PQ-size core with wireline methods that involved triple-tube coring.

Boart Longyear of West Valley City, Utah, conducted the 2019, 2020, and 2021 core drilling at DeLamar using a track mounted LF90 core rig. Boart Longyear recovered PQ- and lesser HQ-size core with wireline methods and triple-tube coring.

National EWP of Elko, Nevada and Tonatec Exploration of South Jordan, Utah, did the 2021 and 2022 core drilling at DeLamar with a track mounted LF90 core rig. They recovered PQ- and lesser amounts of HQ-size core with wireline methods and triple-tube coring.

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Table 10-3: Integra Drilling Summary

Area/Target	Year	RC Holes	RC Meters	RC- Center Return Holes	RC- Center Return Meters	Core Holes	Core Meters	PC- Core Holes	PC- Core Meters	Rotary Holes	Rotary Meters	Sonic Holes	Sonic Meters	Total Holes	Total Meters
DeLamar
Glen Silver	2018	3	1,018			6	1,433							9	2,451
Henrietta	2018	5	1,228											5	1,228
Milestone	2018	6	1,218											6	1,218
North Wahl	2018							1	201					1	201
Ohio	2018	7	2,960			4	919	2	383					13	4,262
Sommercamp	2018					2	367	8	1,799					10	2,167
Sulivan Gulch	2018	14	4,913			6	2,309							20	7,222
Sulivan Knob	2018	3	1,061											3	1,061
Town Road	2018	2	652											2	652
Glen Silver	2019					7	1,345							7	1,345
Ohio	2019					1	104							1	104
Sommercamp	2019					3	467							3	467
Sulivan Gulch	2019	16	7,285			5	1,964							21	9,249
Glen Silver	2020					3	336			2	94			5	430
Henrietta	2020					5	1,084			1	21			6	1,105
Milestone	2020					3	436			2	104			5	539
North Wahl	2020					7	465							7	465
Ohio	2020					5	818							5	818
Sommercamp	2020					2	221							2	221
Sulivan Gulch	2020					4	533			2	220			6	753
Heap Leach Facility	2021	3	229											3	229
Henrietta	2021	3	594			11	2,951							14	3,546
Milestone	2021	10	1,129							1	44			11	1,173
North Wahl	2021					6	1,594							6	1,594
Ohio	2021					1	255							1	255
Sulivan Gulch	2021					3	942			2	139			5	1,081
Sulivan Knob	2021									2	60			2	60
Town Road	2021									2	109			2	109
Glen Silver	2022					6	422							6	422
Henrietta	2022	2	152											2	152
North DeLamar Backfill	2022	15	850									25	1,162	40	2,012
Ohio	2022					4	854							4	854
Waste Dump 1	2022	3	133									20	919	23	1,052
Waste Dump 2	2022	13	514									10	404	23	917
Sullivan Gulch	2022					6	2,394							6	2,394
China Gulch DRSF	2022	6	457											6	457
Heap Leach Facility	2022	8	610											8	610

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Area/Target	Year	RC Holes	RC Meters	RC- Center Return Holes	RC- Center Return Meters	Core Holes	Core Meters	PC- Core Holes	PC- Core Meters	Rotary Holes	Rotary Meters	Sonic Holes	Sonic Meters	Total Holes	Total Meters
DeLamar
North DeLamar Backfill	2023			14	963							16	1,122	30	2,085
Sommercamp	2023			10	300							29	749	39	1,049
Waste Dump 1	2023			21	1,087							19	473	40	1,560
Waste Dump 2	2023			24	689							19	622	43	1,311
Glen Silver	2023					8	791							8	791
Heap Leach Facility	2023	6	457											6	457
Mill Site	2023	5	329											5	329
North DeLamar	2023					4	519							4	519
Sommercamp	2023					2	120							2	120
South Wahl	2023					5	404							5	404
Sullivan Gulch	2023	1	133			2	304							3	437
China Gulch DRSF	2023	1	76											1	76
Henrietta DRSF	2023	6	457											6	457
DeLamar Total	2018-2023	138	26,456	69	3,039	121	24,352	11	2,383	14	792	138	5,540	491	62,472
Florida Mountain
Florida Mountain	2018					10	2,949							10	2,949
Florida Mountain	2019					33	9,036							33	9,036
Florida Mountain	2020					28	9,093							28	9,093
Florida Mountain	2021					50	17,758							50	17,758
Blue Gulch	2021					2	408							2	408
Florida Mountain West	2022	7	533											7	533
Tip Top	2023			4	152							11	448	15	600
Jacobs Gulch	2023			8	396							60	1,606	68	2,003
Blue Gulch	2023	3	229											3	229
Florida Mountain	2023					16	2,458							16	2,458
Florida Mountain Total	2018-2023	10	762	12	549	139	41,701					71	2,054	232	45,066
All Integra Drilling		148	27,218	81	3,587	260	66,0522	11	2,383	14	792	209	7,504	723	107,537
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During every day of active drilling from 2018-2022, the drilling contractor placed drill core in plastic or wooden core boxes and transported filled boxes from the drill sites to Integra's secure sample logging and storage area at the historical DeLamar mine site.

10.4.2 Florida Mountain Area Drilling 2018-2021

In the Florida Mountain area, Integra drilled a total of 39,289 meters in 123 core holes (Table 10-3). These holes were inclined at angles of -45° to -75°. Major Drilling and Boart Longyear conducted the drilling with LF90 track-mounted drills, and Tonatec Exploration, National EWP and Falcon Drilling used a track-mounted drill. The drillers recovered HQ- and lesser amounts of PQ-size core with wireline methods that involved triple-tube coring. Every day of active drilling, they placed recovered drill core in plastic core boxes by the drilling contractor and transported it from the drill sites to Integra's sample logging and storage area at the DeLamar mine.

10.4.3 Integra 2022-2023 Stockpile Drilling

Integra's backfill and stockpile drilling program commenced on October 6, 2022 and concluded on April 30, 2023. The program included a total of 12,588m drilled in 321 holes. The stockpiles drilled at DeLamar were the North DeLamar and Sommercamp backfill areas (NDM-SC), DeLamar Waste Dump 1 (WD1), and DeLamar Waste Dump 2 (WD2).  At Florida Mountain, the backfill of the Tip Top Pit (TT) and the Jacob's Gulch Waste Dump (JG) were drilled. Integra's contractors employed one RC rig and three different sonic rigs, with 38% of the overall footage completed with RC. Boart Longyear completed the RC drilling using a Foremost MPD 1500. Earth Drilling, a subsidiary of Harris Drilling, did most of the sonic drilling using a track-mounted TerraSonic Mini Rig and a track mounted Boart Longyear LS600. Boart Longyear completed 29 sonic holes, for a total of 547.1 meters with an average hole depth of 18.9 m using a track-mounted LS250 mini sonic rig. All Sonic drilling was completed with 6" outer diameter casing. Both Earth Drilling rigs utilized a 4 5/8" bit. Boart Sonic utilized a 3" bit. The RC drilling was completed with 6 5/8" outer diameter casing and a 5 1/2" bit.

The RC drilling was completed with a casing advance method, also referred to as the symmetrix system. This method advances casing with and over the bit and serves to keep the loose material of the backfill from collapsing in and contaminating the sample. A center-return bit was used about 70% of the time, especially when recovery became problematic.

Sonic drilling uses a high-frequency, resonant energy generated inside the sonic head to advance a core barrel and casing into subsurface formations. During sonic drilling, the resonant energy is transferred down the drill string to the bit face at various frequencies. Simultaneously rotating the drill string evenly distributes the energy and impact at the bit face. After the core barrel is in place, the casing is sonically advanced over the core barrel, protecting the bore hole's integrity. Once full, the core barrel is retrieved, and the sample is placed into a plastic sleeve labeled with the hole name. Depths are marked at either end of the sleeve.

All stockpile holes were drilled vertically and ranged in depth from 4.6 meters to 120.4 meters, with an average depth of 39.2 meters. The drill spacing was nominally 60 meters, although select areas had 30 meter infill spacing to test variability and provide additional metallurgical samples.

10.4.4 Integra 2022-2023 Drilling

DeLamar Area

At DeLamar in 2022, Integra drilled 14 RC holes in the area of the China Gulch Development Rock Storage Facility (DRSF) and the heap leach facility for the purpose of condemnation for a total of 1,067 meters. Boart Longyear performed the drilling with a buggy mounted rig. All holes were inclined at -55⁰.

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In 2023, Harris Drilling, Boart Longyear, and National EWP drilled an additional 18 RC holes (1,320 meters total) for condemnation at China Gulch DRSF, Heap Leach Facility, Henrietta DRSF, and at the planned crusher location called Mill Site. They used three different buggy-mounted rigs. All holes were inclined at -55⁰.

Also in 2023, Boart Longyear drilled one 133-meter hole at 90⁰ in the Sullivan Gulch area for a piezometer installation.

Integra staff collected all RC samples from the drill sites and transported them to the core logging and storage facility.

In 2023, Tonatec Exploration drilled 21 core holes at DeLamar by a LF100 track mounted rig for a total of 2,139 meters for the purpose of metallurgical testing and geotechnical studies for highwall slope stability recommendations. Holes were inclined from -45⁰ to -75⁰.

All core samples were placed in wax impregnated cardboard boxes and either collected from the drill sites by Integra staff or delivered by the drillers to the onsite core logging and storage facility at the end of each drilling shift.

Florida Mountain Area

In 2022, Boart Longyear drilled seven RC condemnation holes at -55⁰ for a total of 533 meters west of Florida Mountain for a proposed DRSF that was subsequently moved to Jacobs Gulch.

In 2023, National EWP drilled three condemnation holes at Blue Gulch with a buggy mounted RC rig at -55⁰ for a total of 229 meters.

Integra staff collected all RC samples from the drill sites and transported them to the core logging and storage facility.

In 2023, Tonatec Exploration drilled 16 core holes for a total of 2,485 meters in a mix of lesser PQ and HQ core sizes at Florida Mountain using a track mounted LF100 rig for the purposes of metallurgical testing and a highwall geotechnical slope stability study.

All core samples were placed in wax impregnated cardboard boxes and either collected from the drill sites by Integra staff or delivered by the drillers to the onsite core logging and storage facility at the end of each drilling shift.

10.4.5 Integra 2025 Drilling

Integra drilled 19 holes at DeLamar totaling 189 meters and 9 holes at Florida Mountain totaling 95 meters. The holes were drilled by either hollow-stem augering or coring. The holes were drilled for geotechnical investigations.

10.5 Drill-Hole Collar Surveys

Nearly all historical drill-hole collar locations were surveyed in local mine-grid coordinates by one or more dedicated mine surveyors. Mr. Bickel believes that the mine-grid coordinate system was established in the 1970s by Earth Resources' surveyors. Mine-grid coordinate 100,000 East and 50,000 North is located at the surveyed Section corner between Sections 32 and 33 of Township 4 South, and Sections 4 and 5 of Township 5 South on the hillside north of the De Lamar town site. Mr. Bickel does not know the exact surveying procedures and type of equipment used to survey hole locations. The historically surveyed hole coordinates were hand recorded in multiple copies of collar coordinate logbooks. The logbooks show that coordinates for 44 historical holes from several different areas of drilling were "taken from maps." These holes are mainly the older holes drilled in those areas.

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Integra geologists surveyed the x and y collar locations of Integra's 2018-2022 drill holes using a Bad Elf GPS, then processed the measured coordinates using the Natural Resources Canada website. Based on check surveys of post-processed Bad Elf GPS coordinates, Integra found the survey accuracy at the project to be less than one meter, usually considerably less. Integra geologists assigned elevations to each of the post-processed GPS x and y coordinates using the LiDAR data (see Section 9.1). For the 2022 and 2023 backfill and stockpile drilling program and the 2023 condemnation, metallurgy, and geotech drilling program, collars were surveyed with a combination of the Bad Elf GPS and a Juniper Geode GNS2, which provides sub-meter accuracy.

10.6 Down-Hole Surveys

None of the historical RC and conventional rotary holes in the DeLamar area are known to have been surveyed for down-hole deviations. Only 33 of the historical RC holes drilled in the Florida Mountain area have down-hole survey information in the database. Conventional rotary and RC drill holes can deviate significantly, in both dip and azimuth, with increasing deviations as depths increase, particularly in the case of inclined holes. Deviations likely occurred in the historical drill holes at the DeLamar project, particularly at Florida Mountain, but, as is discussed below, this is not considered to be a material issue in the estimation of the project resources.

Integra used a REFLEX EZ-GYRO EG0270 and EG0142 down-hole survey tool to measure down-hole deviation in the 2018 through early 2022 drill holes. They used a REFLEX SPRINT-IQ for the remainder of the 2022 holes and for those drilled in 2023. Integra personnel operated the instruments to survey the RC holes. Major Drilling and Boart Longyear drillers operated the instruments to survey the core holes.  Azimuth, dip, and temperature were measured at 15.24-meter intervals. A few of the 2018 drill holes were also surveyed down hole with an optical and acoustic tele-viewer system.

Integra did not complete down-hole surveys of the 2022-2023 stockpile drilling program because all holes were drilled vertically.

10.7 Sample Quality and Down-Hole Contamination

Down-hole contamination is always a concern with holes drilled by rotary methods (RC or conventional). Contamination occurs when material collapsing from the walls of the drill hole above the bottom of the hole gets incorporated into the sample being extracted at the bit face at the bottom of the hole. The potential for down-hole contamination increases if water is present during drilling, whether the water is from in-the-ground sources or injected by the drillers. Conventional rotary holes, in which the sample is returned to the surface through the space between the drill rods and the walls of the drilled hole, are particularly susceptible to down-hole contamination, although these concerns are limited at the DeLamar project due to the shallow depths and vertical orientation of the rotary holes and because a large quantity of the rotary data was mined out during historical mining operations.

Some of the drill-hole logs RESPEC reviewed noted the presence of water during drilling and included occasional comments about drilling difficulties and sample sizes. Integra comprehensively compiled sample quality information from the historical drill logs, and this information, which includes logged notes on intersected water and/or drill-injected fluids, was used by RESPEC in the modeling of project resources. For example, RESPEC evaluated intervals for which down-hole contamination was noted or suspected by historical operators in the context of the surrounding holes, and if RESPEC deemed the intervals to have suspicious results, they were excluded from use in the resource estimation. RESPEC flagged intervals noted as having poor recovery and did not use them in the estimation of the project resources. Beyond the historical notations of possible contamination, RESPEC noted a few other historical drill intervals that likely experienced down-hole contamination and also excluded those intervals from the estimation.

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Down-hole contamination is not a significant issue with the historical drilling at the DeLamar project due to the relatively shallow depths of these holes (median down-hole depths of 91 meters) for the mostly vertical holes in the DeLamar area and 123-meter median down-hole depths for the predominantly angled holes at Florida Mountain). Few historical drill holes in the DeLamar area intersected water. None of the Florida Mountain holes did. A few of the deeper Integra RC holes drilled at the DeLamar area, which did intersect water, do have strong evidence of down-hole contamination. RESPEC flagged these intervals and removed them from use in the estimation of the resources.

Sample recoveries from sonic drilling at the stockpile areas were often low. For example, the average recovery recorded by Integra's loggers from 138 of the sonic drill holes drilled at various DeLamar stockpile areas was 65%. Even given the difficulties in accurately determining recovery from sonic samples and the problematic nature of drilling unconsolidated materials generally, sonic sample recovery was far less than ideal. However, comparisons of the sonic-sample gold and silver values to those of adjacent RC holes, completed visually during the detailed explicit modeling involved in the estimation of the stockpile resources described in Section 14 and by statistical analyses, show the precious metal grades of the sonic samples to be consistent with those derived from RC samples. Therefore, Mr. Bickel believes the sonic drill samples are of sufficient quality to be used in this report. However, the difficulties of drilling and sampling stockpile materials by any technique should be considered in any future resource classification.

10.8 Summary Statement

There is no down-hole deviation survey data for the historical holes in the DeLamar area database. The Florida Mountain area database includes deviation data for 33 RC and four core holes. While the paucity of such data is not unusual for drilling done prior to the 1990s, the lack of deviation data contributes uncertainty about the exact locations of drill samples at depth. However, in the DeLamar area, these uncertainties are mitigated to a significant extent by the vertical orientation of ~75% of the drill holes, the generally shallow depths, and the likely open-pit nature of any potential future mining operation that is based in part on data derived from the historical holes. Such uncertainties, while still minor, are more pronounced in the Florida Mountain area, where about 80% of the historical holes were inclined, and the holes were generally slightly longer than those in the DeLamar area. Because any potential future mining operation that would rely in part on the reliability of the historical drill data would entail open-pit methods, RESPEC does not consider the unsurveyed locations of the historical drill samples a material issue.

Down-hole lengths of gold and silver intercepts derived from vertical holes (which were almost exclusively historical holes), can significantly exaggerate true mineralized thicknesses in cases where steeply dipping holes intersect steeply dipping mineralization, as in portions of the Sommercamp area. This effect is entirely mitigated by the modeling techniques RESPEC employed in the estimation of the current resources and reserves, which constrain all intercepts within explicitly interpreted domains that respect the known and inferred geologic controls and mineralized thicknesses.

The overwhelming majority of sample intervals in the DeLamar and Florida Mountain databases have a down-hole length of 1.52 meters, which is appropriate for the near-surface style of mineralization that characterizes the current mineral resources at both the DeLamar and Florida Mountain areas.

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Beyond the sample-quality issues discussed in Section 10.7, which were either identified and the affected samples removed from use in the estimation of the project resources and reserves or judged not to be material, as in the case of sample recovery from sonic drilling, Mr. Bickel is unaware of any sampling or sample-recovery factors that materially impact the accuracy and reliability of the drill-hole data. He believes that the drill samples are of sufficient quality for the purposes used in this report.

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11. SAMPLE PREPARATION, ANALYSIS, AND SECURITY

This section summarizes all information known to Mr. Bickel relating to sample preparation, analysis, and security and quality assurance/quality control (QA/QC) procedures and results that pertain to the DeLamar project. The information has either been compiled by Mr. Bickel from historical records as cited or provided by Ms. Kim Richardson of Jordan Valley, Oregon, a geologist who joined the DeLamar mine staff in 1980 and eventually held the positions of Senior Mine Geologist, Mine Superintendent, and Mine General Manager before leaving the operation in 1997. Ms. Richardson's contributions to this section are derived from personal correspondence with RESPEC staff, an internal mine memorandum (Richardson 1985), and a recent informal summary document compiled for RESPEC.

11.1 Historical Sample Preparation and Security

Mr. Bickel is not aware of sample-preparation procedures or sample-security protocols employed prior to the start of open-pit mining operations in 1977, although future detailed reviews of historical documentation may yield such information.

Elkin (1993) stated that sample preparation procedures at the mine laboratory had remained relatively constant up to the date of his ore-reserve report. Drill cuttings were split at the drill site to obtain samples weighing approximately 4.5 kilograms. When received at the mine laboratory, the samples were dried and crushed to -10 mesh. Splits of 150 milliliter volumes were then pulverized to pulps with 90% passing 100 mesh. At the date of Elkin's report, one-assay-ton aliquots (30-gram aliquots) were taken from these pulps for assaying.

Mr. Bickel is unaware of any specific sample security protocols undertaken during the various historical drilling programs at the DeLamar project. However, approximately 75% of the drill data in the DeLamar area database and 98% of the holes in the Florida Mountain area are derived from drilling undertaken after the commencement of open-pit mining operations. Therefore, the drilling and sampling completed during the mining operations likely took place in areas of controlled access.

11.2 Integra Sample Handling and Security

Every day, the drilling contractor or Integra personnel transported Integra's RC and core samples from the drill sites to Integra's logging and core cutting facility at the DeLamar mine. RC samples were allowed to dry on a plastic sheets for a as needed at the drill sites prior to delivery to the secured logging and core-cutting facility. While drying, the samples were under the supervision of Integra personeel and access to the drill sites were restricted.

After logging and photography by Integra geologists and technicians in the logging and sample storage area, the 2018-2022 core sample intervals were sawed lengthwise, usually into halves. In some cases, technicians cut the core into lengthwise quarters. One half of a given sample interval of either half- or quarter-core was placed in a numbered sample bag. The remainder of the core was returned to the core box for reference and stored in a secure area on site. Core sample bags were closed and placed in a secure holding area to await dispatch to the analytical laboratory. Integra's third-party trucking contractor transported the drilling samples from the DeLamar mine logging and sample storage area to American Assay Laboratories in Sparks, Nevada (AAL).

AAL prepared and analyzed all Integra's rock, soil, and drilling samples. AAL is an independent commercial laboratory accredited to the ISO/IEC Standard 17025:2017 for testing and calibration laboratories (effective December 1, 2020).

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11.3 Historical Sample Analysis Prior to Commercial Open-Pit Mining Operations

Prior to the opening of the mine in April 1977, all gold and silver analyses of drill-hole samples were fire assays completed by commercial laboratories, primarily Union Assay Office of Salt Lake City, Utah (Union Assay). This includes the core holes drilled by Continental in 1966 and Sidney Mining in 1972 and Earth Resources' pre-mining drilling. Assay certificates from other commercial laboratories reviewed by Mr. Bickel from this time period include certificates from Rocky Mountain Geochemical Corp. of Salt Lake City, Utah (RMGC), and Western Laboratories in Helena, Montana. Several holes were also found to have had samples analyzed by Earth Resources' Nacimiento Copper Mine Laboratory (Earth Resources Lab), which apparently was an internal laboratory in Cuba, New Mexico operated by Earth Resources. Mr. Bickel knows no other details of the sample analyses performed prior to the beginning of mining operations in April 1977.

11.4 Historical Sample Analysis During Commercial Open-Pit Mining Operations

Upon initiating mining operations in April 1977, the DeLamar mine laboratory assayed all ore-control (blast-hole) samples and most samples from exploration and development drilling. Until approximately 1988, these in-house analyses were completed by methyl isobutyl ketone (MIBK) atomic absorption (AA) methods (Porterfield and Moss 1988). Gold was solubilized from 20 grams of material using an unspecified method and then extracted from the solution using MIBK, with the gold concentration determined by AA. Approximately 60% of the historical drill holes in the DeLamar area database and 28% of those in the Florida Mountain area were drilled prior to 1988 and their primary analysis methods were those as described above.

From approximately 1988 through to the end of the open-pit mining operations, all analyses by the mine laboratory were completed using standard fire-assay methods. Records reviewed by Mr. Bickel reveal that  Chemex Laboratories, Inc. of Reno, Nevada, RMGC, Union Assay, Legend Inc. of Reno, Nevada, Western Laboratories, and Earth Resources Lab analyzed samples. During this period Chemex Laboratories, Inc. of Reno, Nevada, RMGC, Union Assay, Legend Inc. of Reno, Nevada, Western Laboratories, and Earth Resources Lab. Union Assay and RMGC were most commonly used. According to Ms. Richardson, all gold and silver analyses were completed by fire assay with a gravimetric finish. The mine lab used silver inquarts to measure gold and silver gravimetrically.

Repeat fire assays by the mine laboratory of samples prior to 1988 that the mine laboratory had originally analyzed by AA showed that the silver AA results were consistently lower than the fire assays, sometimes significantly lower. Ms. Richardson stated that fire-assay checks of the AA gold results compared well. The mine laboratory staff believed that the understatement of the silver AA values was due to a relatively coarse grind in the sample preparation, which resulted in incomplete digestion of silver-bearing minerals prior to the AA analyses. Sometime in 1980, the mine instituted a much more systematic check-assay program, whereby sets of silver-mineralized samples from each mine area (as defined by mine AA analyses) and some sample ranges from mine benches within a mine area were selected for checking by fire assay. The AA and fire-assay analyses were then compared by area, from which the mine determined a linear factor that was used to mathematically increase the AA values for each area or set of benches analyzed. The mining operation used the factored silver values of blast-hole samples to make waste/ore decisions. Silver AA adjustment factors were also determined for each developmental drilling area until 1985, when it appears that factoring of the silver AA values ended.

The mining operation continuously monitored the systematic fire-assay check program. Changes to the silver adjustment factors occurred frequently. Documents reviewed by Mr. Bickel indicate that the factor was subject to modification as frequently as once per month for each active mining or developmental drilling area. According to Ms. Richardson, the factoring of the blast-hole silver AA analyses worked well. She reported close agreement between mined grades determined by blast-hole data and head grades determined at the mill.

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Because the Florida Mountain area was mined 1994-1998, all gold and silver of blast holes and most of the drill holes were analyzed by fire assay methods. According to Ms. Richardson, a silver inquart was added prior to fire assaying due to the generally low silver concentrations at Florida Mountain relative to the DeLamar area.

In 1997, Kinross also shipped 1,691 Florida Mountain RC drill intervals to Legend Inc. in Reno, Nevada (Legend) for sample preparation and gold and silver assays. Legend crushed the samples to nominal 10 mesh, then split them to obtain a 200-gram sub-sample that was pulverized to nominal 200 mesh pulp. Legend assayed for gold and silver on 30-gram aliquots using fire-assay fusion with a gravimetric finish.

No further details of the sample analyses completed during open-pit mining operations are known to Mr. Bickel.

11.5 Integra Sample Analysis

AAL used the same principal analytical methods for Integra's soil and surface-rock samples. AAL determined gold by fire-assay fusion of 60-gram aliquots with an inductively coupled plasma optical-emission spectrometry (ICP-OES) finish. AAL determined silver and 44 major, minor, and trace elements by ICP and mass spectrometry (ICP-MS) following a 5-acid digestion of 0.5-gram aliquots. AAL re-analyzed rock samples that assayed greater than 5 g Au/t by fire-assay fusion of 30-gram aliquots with a gravimetric finish. AAL re-analyzed samples that assayed greater than 100g Ag/t by fire-assay fusion of 30-gram aliquots with a gravimetric finish. Some rock samples were analyzed for gold using a metallic-screen fire assay procedure.

RC samples from the 2018 and 2019 drilling were dried upon arrival at AAL's Reno facility. AAL crushed the dry samples to a size of -6 mesh and then roll-crushed them to -10 mesh. AAL pulverized one-kilogram splits of the -10-mesh materials to 95% passing -150 mesh, then analyzed sixty-gram aliquots taken from the one-kilogram pulps for gold mainly by fire-assay fusion with an ICP finish. AAL determined silver and 44 major, minor, and trace elements by ICP and ICP-MS following a 5-acid digestion of 0.5-gram aliquots and re-analyzed samples that assayed greater than 5 g Au/t by fire-assay fusion of 30-gram aliquots with a gravimetric finish. Samples with greater than 100 g Ag/t were re-analyzed by fire-assay fusion of 30-gram aliquots with a gravimetric finish. Selected RC samples were analyzed for gold using a metallic-screen fire assay procedure.

AAL prepared and assayed Integra's 2018, 2019, and 2020 core samples for gold, silver, and multi-elements using the same methods they used for Integra's RC samples.

Samples from Integra's 2021, 2022, and 2023 RC and core drilling were dried upon arrival at AAL's Reno facility. AAL fine crushed the dry samples to 70% passing 75 microns. A Jones Riffle split of one-kilogram material was then pulverized to 85% passing 76 microns. The one-kilogram pulps were assayed for gold, silver, and multi-elements using the same assay analyses as Integra's 2018, 2019, and 2020 samples.

Sonic samples from the 2022 and 2023 drilling were crushed to -1-inch material and then prepared and assayed at AAL for gold, silver, and multi-elements using the identical preparation and analytical methods as Integra's 2021, 2022, and 2023 RC and core samples.

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11.6 Quality Assurance / Quality Control Programs

This subsection describes the quality assurance /quality control (QA/QC) programs undertaken as part of the various exploration and development drilling programs of historical operators and Integra.

11.6.1 Historical Operators

Approximately 25% of the historical exploration and development holes in the DeLamar area and 4% of the holes in the Florida Mountain area were drilled prior to the initiation of open-pit mining and the use of the mine-site analytical laboratory. In this time prior to the mining operations, QA/QC procedures were employed to monitor Union Assay's analytical results, but these QA/QC data, which exist in paper form, have not been compiled by Integra. The analytical results of the mine laboratory were monitored by resubmitting samples to the mine laboratory for check assaying. Documentation of these check analyses is incomplete.

According to the 1974 historical feasibility study (Earth Resources Company 1974), the Union Assay results obtained prior to the initiation of open-pit mining were checked by sending composites of Union Assay pulps, splits of drill core, and Union Assay coarse rejects to the following laboratories for sample  preparation, where required, and assaying: Southwestern Assayers and Chemists in Tucson, Arizona; Skyline Laboratories in Denver, Colorado; Western Laboratories in Helena, Montana; Hazen Research in Golden, Colorado; and the Earth Resources Lab in Cuba, New Mexico. The various labs analyzed the check samples either by fire assay or atomic-absorption methods. An evaluation of this program summarized in the historical feasibility documents concluded that, "Some variation does exist between the different firms, and since all are generally quite reliable, it is really impossible to determine which one is the best; fortunately, the variations are within reason and appear to fall within a normal and acceptable range of difference."

The Elkin (1993) report indicates that repeat (check) assays were routinely run at the mine laboratory, which Ms. Richardson confirmed. Elkin (1993) reported that all samples with silver values in excess of 10 ounces per ton (343 g/t) or gold values greater than 0.1 opt (3.43 g/t) were resubmitted to the mine laboratory for check assay. Original sample pulps and splits from every fourteenth coarse sample were also resubmitted to the mine laboratory on a routine basis. Mr. Bickel has not found detailed documentation of these check analyses and therefore could not independently evaluate the results. Elkin (1993) also stated that duplicate samples were not being sent to outside laboratories at the time of his report.

The mine lab also completed duplicate MIBK analyses and/or fire assays as a check on the lab's original MIBK results. Samples with gold concentrations greater than 0.02 ounces per ton (0.7 g Au/t) and those within "geologically interesting zones" were fire assayed by outside commercial laboratories using 60-gram charges. The mine lab performed checks of the outside lab results, using fire assaying techniques on 30-gram charges. Porterfield and Moss (1988) reported that these checks verified the results of the commercial labs.

During 1997, Kinross shipped a total of 1,134 pulps of exploration RC drill samples from Florida Mountain to Legend Inc., in Reno, Nevada, for check assaying of gold and silver. Apparently, the samples had been crushed, split, and pulverized in the DeLamar mine laboratory. At Legend, the pulps were analyzed by fire-assay fusion with gravimetric finish using 30-gram aliquots. RESPEC has not found any further documentation of this program, including the check-assay results.

11.6.2 Integra

For their quality assurance/quality control procedures, Integra inserted coarse blank material, commercially produced certified reference materials (CRMs), RC field duplicates, and coarse-reject (or preparation) duplicates into their drill-sample streams. The blank material consisted of coarse fragments of basalt, and a blank was inserted approximately every 10th sample. Integra inserted a commercial CRM approximately every 10th sample. Integra requested the lab to prepare and analyze a coarse-reject duplicate from every 22nd primary sample analyzed during the sonic drilling program of 2022 and 2023.

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CRMs. The CRM pulps that Integra inserted into the primary sample stream were analyzed along with the drill samples. Integra used the results to evaluate the analytical accuracy and precision of AAL's analyses.

Even in the case of skewed data, errors are normally distributed, thus, ~95% of CRM analyses are expected to lie within the two standard-deviation limits of the certified value, while only ~0.3% of the analyses are expected to lie outside of the three standard-deviation limits. However, most assay datasets from precious-metal deposits are positively skewed. Samples outside of the three-standard-deviation limit are typically considered failures. As it is statistically unlikely that two consecutive analyses of CRMs would lie between the two- and three-standard-deviation limits, such samples are also considered failures unless further investigations suggest otherwise. All potential failures should trigger investigation, possible laboratory notification of potential problems, and possible reanalysis of all samples included with the failed standard result.

Table 11-1 lists the details of the CRMs that Integra used at the DeLamar project for the drilling assays considered in this technical report.

Table 11-1: Integra Certified Reference Materials

CRM	Cert. Value (g Au/t)	2 SD (g Au/t)	Cert. Value (g Ag/t)	2 SD (g Ag/t)	No. of Analyses	Metals w/ Cert. Values	Years Used
CDN-CM-38	0.942	0.072	6	0.4	430	Au,Ag,Cu,Mo	2018-2021
CDN-CM-39	0.687	0.064	5.3	0.5	400	Au,Ag,Cu,Mo	2020-2021
CDN-CM-40	1.31	0.12	18	2	444	Au,Ag,Cu,Mo	2021-2022
CDN-CM-41	1.60	0.15	8	1	30	Au,Ag,Cu	2018-2019
CDN-GS-P5E	0.655	0.062	N/A	N/A	116	Au	2020-2021
CDN-GS-P5G	0.562	0.054	N/A	N/A	304	Au	2019-2022
CDN-GS-P6A	0.738	0.056	81	7	117	Au, Ag	2018-2019
CDN-GS-P8G	0.818	0.06	N/A	N/A	57	Au	2021-2022
CDN-GS-1P5Q	1.329	0.1	N/A	N/A	73	Au	2018-2020
CDN-GS-1V	1.02	0.098	71.7	5	73	Au, Ag	2019-2021
CDN-GS-1X	1.299	0.132	68.5	8.5	89	Au, Ag	2021-2022
CDN-GS-1Z	1.155	0.095	89.5	4.4	89	Au, Ag	2021-2022
KLEN 73915	1.08	0.03	N/A	N/A	243	Au	2018-2020
KLEN 74110	0.237	0.002	N/A	N/A	288	Au	2018-2020
KLEN 74383	4.93	0.1	47.6	4.8	102	Au, Ag	2018-2021
KLEN 74589	8.65 (Non Grav)	0.36	4395	215	3	Au, Ag	2018-2019
	8.49 (Grav)	0.22
OREAS 211	0.768	0.054	0.214	0.038	177	Au, Ag	2022-2023
OREAS 236	1.85	0.12	0.478	0.115	52	Au, Ag	2022-2023
OREAS 251b	0.505	0.034	0.123	0.035	354	Au, Ag	2022-2023
OREAS 253b	1.24	0.07	0.348	0.049	40	Au, Ag	2022-2023
OXD108	0.414	0.024	N/A	N/A	34	Au	2018-2019
SLN77	5.181	0.156	29.1	1.2	18	Au, Ag	2018-2019
SN74	8.981	0.222	51.5	1.5	148	Au, Ag	2018-2022
SP72	18.16	0.35	83	2.2	10	Au, Ag	2018-2019

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The AAL gold analyses of the CRMs inserted with the 2018-2019 drill samples met normal performance thresholds, with a moderate number of "failures," although gold analyses of many either tended to have a low bias or clearly showed a low bias. Figure 11-1 shows a plot of the AAL gold analyses of CRM CDN-GS-P6A, which has a certified value of 0.738 g Au/t. While none of the analyses are "failures," there is a clear low bias in the analyses in the time period of the central portion of the plot. This is typical of the AAL gold analyses of most of the CRMs in 2018-2019.

Figure 11-1: CRM CDN-GS-P6A Gold Analyses for the 2018-2019 Drill Programs

The AAL silver analyses of the eight CRMs used in the 2018-2019 drilling programs that have certified silver values in addition to certified gold values returned excellent results, with good precision and accuracy, leading to few failures and no bias, except for silver analyses of SN74, which show a high bias although without failures. Figure 11-2 shows typical results for AAL's silver analyses of the CRMs.

Figure 11-2: CRM SN74 Silver Analyses for the 2018-2019 Drill Programs

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Integra inserted a total of 837 CRMs into the drill-sample streams submitted to AAL from the beginning of 2020 through late August 2021, including some holes drilled after the resource database cutoff. All 837 were analyzed for gold and 574 were analyzed for silver. Figure 11-3 summarizes the results for gold and Figure 11-4 summarizes the silver results. The two figures show the results of all AAL analyses for all CRMs based on their standard deviations from the expected values.

Figure 11-3: All CRM Gold Analyses for the 2020-2021 Drill Programs

Figure 11-4: All CRM Silver Analyses for the 2020-2021 Drill Programs

As shown in Figure 11-3 and Figure 11-4, the AAL analyses included 17 gold failures and two silver failures. Fourteen of the gold failures were to the high side, meaning the AAL analyses exceeded the upper control limit of over three standard deviations. Nine of these failures came from a single CRM (CDN-GS-P5G). AAL's gold and silver analyses of this CRM are biased high. Removing this problematic CRM from consideration makes the failure rates for both gold and silver less than 1%.

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AAL's gold analyses of the four CRMs inserted with the 2022-2023 backfill and stockpile drill samples met normal performance thresholds, showing few failures and no bias. Figure 11-5 shows a plot of the AAL gold analyses of CRM OREAS 251b, which has a certified value of 0.505 g Au/t. This CRM returned generally good precision and accuracy and is typical of the AAL gold analyses of most CRMs in the 2022-2023 backfill and stockpile drill program.

Figure 11-5: CRM OREAS 251b Gold Analyses for the 2022-2023 Drill Programs

AAL's silver analyses of the four CRMs used in the 2022-2023 backfill and stockpile drilling programs that have certified silver values in addition to certified gold values met normal performance standards in terms of failures, but they displayed a low bias. Figure 11-6 shows CRM OREAS 211 results, which shows the low bias typical of AAL's silver analyses for 2022-2023.

Figure 11-6: CRM OREAS 211 Silver Analyses for the 2022-2023 Drill Programs

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11.6.2.1 Coarse Blanks

Coarse blanks are samples of barren material used to detect possible contamination in the laboratory, which most commonly happens during sample preparation stages. For blank analyses to be meaningful, they must be sufficiently coarse to require the same crushing and pulverizing stages as the drill samples. In addition, a significant number of blanks must be placed in the sample stream within, or immediately following, a set of mineralized samples which would be the source of most contamination issues. In practice, this is much easier to accomplish with core samples than RC.

Blank results greater than five times the lower detection limit of the relevant analyses are typically considered failures that require further investigation and possible re-assaying of associated drill samples. The detection limit of the AAL analyses was 0.003 g/t for gold and 0.020 g/t for silver, so blank samples assaying in excess of 0.015 g Au/t and 0.100 g Ag/t are considered to be failures that should be subject to review and possible action.

Figure 11-7 shows a plot of AAL's analyses of the coarse blanks (y-axis) versus the gold values of the previous samples, which would be the likely source of any in-lab contamination. Of AAL's 915 analyses of coarse blanks submitted with the 2018-2019 drilling programs, 14 exceeded the failure threshold with blank assays ranging from 0.016 to 0.099 g Au/t. Those exceeding the failure threshold are generally not correlative to previous sample assay values.

There are 889 AAL silver analyses of coarse blanks. Using the reported detection limit of 0.020 g Ag/t, 93% of the AAL analyses of the blanks are technical failures. However, the highest value of the blank analyses is 4.86 g Ag/t, which is not of a magnitude that would be material to the project. Less than 3% of the AAL blank analyses are greater than 1.0 g Ag/t. Possible explanations for the extreme failure rate include: (i) the coarse blank material was not barren with respect to silver; and (ii) the reported detection limit of the silver analyses is inaccurately low.

Figure 11-7: Blank Gold Values vs. Gold Values of Previous Samples for the 2018-2019 Drill Programs

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As part of the 2020-2021 drilling programs, Integra inserted 849 coarse blanks into the drill-sample streams and each blank was analyzed for both gold and silver. AAL's analyses produced 11 gold failures and 266 silver results that exceeded the putative threshold of 0.1 g Ag/t. Only seven of the silver analyses exceeded 1.0 g Ag/t, with a high of 6.58 g Ag/t. Figure 11-8 shows the coarse blank gold assays compared to the preceding sample gold assays. The gold failures generally correlate with higher-grade values from the preceding samples.

Figure 11-8: Blank Gold Values vs. Gold Values of Previous Samples for the 2020-2021 Drill Programs

During the 2022-2023 stockpile drilling program, Integra inserted 412 coarse blanks into the drill-sample streams. AAL analyzed each blank for both gold and silver. AAL's analyses produced two gold failures and 29 silver results that exceeded the putative threshold of 0.1 g Ag/t. Only one of the silver analyses exceeded 1.0 g Ag/t, with a high of 1.14 g Ag/t. Figure 11-9 shows the coarse blank gold assays compared to the preceding sample gold assays. Note that only one of the preceding samples had a gold value in excess of 0.1 g Au/t, which limits the usefulness of this dataset.

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Figure 11-9: Blank Gold Values vs. Gold Values of Previous Samples for the 2022-2023 Drill Programs

11.6.2.2 RC Field Duplicates

RC field duplicates are secondary splits of original 1.52-meter samples collected at an RC rig simultaneously with the primary sample splits. Field duplicates evaluate the total variability introduced by subsampling, at the drill rig and in the laboratory (subsampling of the coarse rejects and pulps), and the variability in the analyses. Therefore, field duplicates should be analyzed by the primary analytical laboratory.

Excluding pairs in which both the RC field duplicate and primary sample assays returned less-than-detection-limit results, there are a total of 1,708 pairs of gold analyses and 2,199 pairs of silver analyses, all from the 2018-2019 drilling programs. (No RC drilling was undertaken in the two deposit areas in 2020-2021.)

Figure 11-10 is a relative-difference graph that compares the RC duplicate data to the primary samples. There is no bias in the data, suggesting that there were no material issues with the drill-site and all additional downstream sample splitting. The mean of the duplicates (0.239 g Au/t) is very close to that of the primary samples (0.242 g Au/t), and the mean of the relative differences (RDs) is +1%. Variability is well within an acceptable range, especially for an epithermal deposit, with an average value of the relative differences  (AVRDs) of 14% that includes all data (no outliers removed). The AVRDs decrease at higher grades (e.g., at a 0.2 g Au/t mean of the pairs cutoff, the AVRD is 6%).

The silver field-duplicate data yielded very similar results as the gold. There is no bias evident in the relative-difference graph, the means of the silver analyses of the duplicates and original samples are identical, the average RD is -1%, and the average AVRD is 19%, decreasing to 9% at a more relevant mean of pair cutoff of 15 g Ag/t. As with gold, no outlier pairs were removed from the silver statistics.

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Figure 11-10: RC Field Duplicate Gold Results Relative to Primary Sample Assays

11.7 Summary Statement

None of the analytical laboratories used during historical exploration and mining operations mentioned in this section were certified-the formal certification process used today had not yet been implemented. Mr. Bickel is not familiar with Western Laboratories or the Earth Resources Company internal laboratory, and the laboratories of Hazen Research and Southwestern Assayers and Chemists were not commonly used for routine assaying by the mining industry. However, historical documents reviewed by Mr. Bickel indicate that Union Assay and, to a lesser extent, RMGC were the primary commercial laboratories used by all operators prior to Kinross, and both were independent commercial laboratories widely used by the mining industry at that time.

Documentation of the methods and procedures used for historical sample preparation, analyses, sample security, and quality assurance/quality control procedures and results is incomplete and in many cases not available. Despite those limitations, the historical sample data were used to develop and operate a commercially successful mining operation that produced more than 400,000 ounces of gold and 26 million ounces of silver. Mr. Bickel is therefore satisfied that the historical analytical data are adequate to support the current resources, interpretations, conclusions, and recommendations summarized in this report.

Integra's sample preparation and analyses were performed at a well-known certified laboratory, and the sample security and quality assurance/quality control procedures and results are judged to be adequate.

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12. DATA VERFICATION

12.1 Drill-Hole Data Verification

The drill-hole databases that support the estimations of the DeLamar and Florida resources and reserves are comprised of historical data and information derived from Integra's 2018-2023 exploration programs. Mr. Bickel created the historical portions of the databases using the historical DeLamar mine digital database files for each of the project's two resource areas.

The DeLamar area resource and reserve database includes information derived from 1,550 historical holes and 546 Integra holes. As the first step in verifying the historical data, 235 historical holes were randomly chosen and their hole-collar coordinates, hole orientations, and gold and silver analytical information were compared to extensive original paper documentation in Integra's possession. The database for the Florida Mountain area includes information from 1,107 historical drill holes, of which 169 were similarly checked, and 109 Integra holes that were subjected to some level of checking. The results of this work and other forms of data verification are discussed below.

12.1.1 Collar and Down-Hole Survey Data

12.1.1.1 DeLamar Area

RESPEC found drill-hole collar location information in the historical documentation for 157 of the 235 holes audited. Two holes were found to have substantially different locations in the project database compared to their paper records. Which of the two sources is more accurate remains unclear but Integra's database has been assumed to be the corrected version. A third hole had an 18-meter difference in elevation from its paper records, but the database elevation matches the project topography and was deemed more accurate. The rounding of surveyed locations documented in paper records to the nearest foot (0.31 meters) or the truncation of surveyed decimals in the mine-site database explained all other location discrepancies. These discrepancies may reflect the perceived accuracy of the original drill-collar location data. Mr. Bickel considers them immaterial to the resource estimation.

The original mine-site database files contained no down-hole deviation data. Ms. Richardson stated that no down-hole surveys were completed on conventional rotary or RC holes, which were the vast majority of the historical holes drilled at DeLamar. Six of the audited holes were core holes, but no deviation data were found in the paper records for these holes. Azimuth and dip records for the hole collars do exist. RESPEC found no discrepancies between the historical paper records and the database.

RESPEC audited the collar and hole-deviation surveys of approximately 25% of the Integra holes drilled at the DeLamar area by comparing the database information to the original electronic files of the deviation provided by Integra surveys. RESPEC found no discrepancies.

12.1.1.2 Florida Mountain Area

RESPEC identified original x-y-z collar location data for 74 of the holes chosen for auditing and found significant x-y discrepancies for three of the holes due to an updated survey location in the historical records that had not been entered into the original mine-site database. However, the three suspect holes as located in both the historical mine database and the updated survey information are not material-they lie to the south of the current mineral resources. RESPEC found no discrepancies in the azimuth and dips of the audited holes.

In addition to auditing the database values, RESPEC identified several holes at both the DeLamar and Florida Mountain areas whose collars were significantly above the pre-mining topography and/or whose assay results (and often logged lithologies) were not consistent with those of nearby holes, which suggested that the hole locations were not properly represented in the historical databases. In the few cases where historical documentation could not resolve these issues, RESPEC flagged the holes in the databases and did not use them in the resource estimations.

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RESPEC checked the drill-hole collar locations and down-hole surveys of approximately 25% of the holes drilled by Integra at Florida Mountain in a similar manner to that described above for DeLamar and found no discrepancies.

12.1.2 Assay Data

12.1.2.1 Historical Assays

RESPEC audited the gold and silver assay values in the database of the historical holes using historical paper records-including copies of original assay certificates-handwritten mine-lab assay sheets, and, to a lesser extent, handwritten assay values included on geologic logs. RESPEC found documentation for 154 of the 235 historical holes selected for audit in the DeLamar area database. This resulted in the checking of 9% of all sampled and assayed historical intervals in the database. Discrepancies between the RESPEC database and paper records unrelated to the treatment of lower-than-detection-limit results or unanalyzed intervals were found in only nine of the 7,758 sample intervals audited. RESPEC considers fewer than half of these discrepancies material. During this verification process, RESPEC discovered analytical data from a total of 195 historical sample intervals that were not included in the original database. RESPEC added these data to the resource database and corrected the discrepancies found.

For the Florida Mountain area, RESPEC found historical back-up data for the gold and silver values of 141 of the holes selected for auditing, which represents 13% of the historical holes in the database and 12% of the historical sample intervals. RESPEC identified one sequencing error in which gold and silver values for one sample interval were repeated in the next sample interval. The eight subsequent gold and silver values were shifted down one sample interval (1.52 meters). The affected intervals are very low grade, except for one 0.41 g Au/t value. Besides this sequence error, one apparent transcription error was identified, whereby the mine-site database had a value of 1.81 oz Ag/ton (62 g Ag/t) versus a value of 0.813 oz Ag/ton (30 g Ag/t) on the original assay sheet. RESPEC corrected these discrepancies.

During the audit, RESPEC located analytical data for 41 historical sample intervals in two holes drilled at Florida Mountain that were not in the current project database. RESPEC added that information to the database.

During the audit of the historical databases, RESPEC identified certain gold analyses that lacked precision. These fire assays, primarily done by independent commercial labs used by some of the earliest project operators, reported gold values in increments of 0.005 oz/ton (0.17 g/t)-a lack of precision that is particularly problematic at grade ranges of potential mining cutoffs, especially for low-cost open-pit operations such as is envisioned for the DeLamar project. A total of 11,197 DeLamar area gold analyses and 888 Florida Mountain area gold analyses suffer from this low precision. RESPEC flagged these sample intervals in the databases and did not use them in the estimation of project resources.

The following discussion summarizes statistical analyses of various duplicate datasets compiled from the historical mine-site databases after the verification and related corrective work discussed above.

The mine databases have up to three mine-lab analyses for certain sample intervals, although the nature of the material re-assayed (e.g., pulps, coarse rejects, field duplicates) is not known. RESPEC compiled and evaluated all available duplicate mine-lab analyses.

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RESPEC examined the data for 1,762 drill samples for which primary silver fire assays and second silver fire assays were performed by the mine lab and both analyses were not below the detection limit. These data are summarized in the relative-difference graph in Figure 12-1. The graph shows the percentage difference (plotted on the y-axis) of each duplicate assay relative to its paired primary-sample analysis by the mine lab. The relative difference (RD) is calculated as follows:

100 x	(duplicate - original)
lesser of (duplicate,original)

Positive RD values indicate that the duplicate-sample analysis is greater than the primary-sample assay. Negative values indicate that the duplicate analysis is lower. The x-axis of the graph plots the means of the silver values of the paired data (the mean of the pairs (MOPs)) in a sequential, but non-linear, fashion. The red line shows the moving average of the RDs of the pairs, which provides a visual guide to trends in the data that can aid in the identification of potential bias. A total of 108 pairs characterized by unrepresentatively high RDs have been excluded from the graph. In this and subsequent graphs, metal grades are shown in ounces-per-ton to honor the units of the original analyses.

Figure 12-1: Repeat Mine Lab Silver Assays Relative to Original Mine Lab Assays

Figure 12-1 suggests a high bias of low magnitude in the duplicate silver results relative to the original assays over most of the grade range of the data. The mean of duplicate analyses is 0.613 oz Ag/ton (21.0 g Ag/t), which is 4% higher than that of the original results (0.588 oz Ag/ton; 20.2 g Ag/t), and the average RD of the pairs is +2% (the average RD can be an approximate measure of the degree of bias, although one must be wary of the statistical effects of pairs with anomalously high RDs). The mean of the absolute value of the relative differences (AVRDs), a measure of the average variability exhibited by the paired data, is quite high at 73%, which suggests that the duplicate analyses were not completed on original-sample pulps. At a mean of pair cutoff of 1.0 oz Ag/ton (34.3 g Ag/t), the mean of the duplicate analyses of the 196 pairs is 5% higher than the original analyses, the average RD is +6%, and the mean AVRD drops to 16%. The high bias in the duplicates relative to the original analyses is present in what is a relatively low-grade silver dataset, and the magnitude of the high bias over much of the grade range is low.

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A similar dataset for 1,837 pairs of gold fire assays (from which 15 pairs that exhibit extreme variability were removed), yields identical means (0.013 oz Au/ton; 0.45 g Au/t) for the duplicate and original analyses, an average RD of +1%, and a mean AVRD of 26%. The grades in this dataset are much more representative of the mineralization of interest than the silver duplicate data presented above.

Various check analyses of the original mine-lab assays were performed by several commercial, or "outside", laboratories, especially Union Assay and RMGC. Excluding 25 outlier pairs and all pairs in which the original and check assays were less than the detection limits, those outside labs evaluated a total of 696 pairs of silver fire assays. RESPEC does not know the nature of the material sent to the outside labs for analysis (pulps, coarse rejects, or field duplicates), nor the identity of outside lab that performed the check analyses, although RESPEC believes that Union Assay completed the majority. These unknowns hinder analysis. However, the mean of the outside lab duplicates (0.676 oz Ag/ton; 23.2 g Ag/t) is 7% lower than the mean of the original mine lab analysis for the complete dataset, and 8% lower at a cutoff of 1.0 oz Ag/ton (34.4 g Ag/t). The relative difference graph of the data presented in Figure 12-2 indicates that this discrepancy is largely caused by the prevalence of high-variable pairs having low values for the outside lab relative to the mine lab. Once again, note the relatively low-grade nature of the dataset. The moving-average line is of limited use in this case because of the numerous high-variability pairs.

Only 28 outside lab fire assays for gold were found that were also assayed by the mine lab. The mean of the outside lab analyses for this limited dataset is 0.005 oz Au/ton (0.17 g Au/t), while the mine lab assays averaged 0.006 oz Au/ton (0.21 g Au/t).

Figure 12-2: Outside Lab Silver Assays Relative to Original Mine Lab Assays

As discussed in Section 11, the historical exploration and development drill-hole samples were variably analyzed for gold and silver by fire assay and AA methods. For a period of time, the mine lab's silver AA values were factored to account for incomplete sample digestion. The historical DeLamar and Florida Mountain databases that supported the historical open-pit mining operations documented the various types of analyses, with multiple analytical types commonly completed on a single sample interval. The databases also included "FFAU" and "FFAG" fields that were comprised of the gold and silver values used for mine-site purposes including reconciliations and historical estimations of resources and reserves. The FFAU and FFAG values prioritized fire assays completed by the mine site or outside laboratories over mine lab AA analyses. The factored AA silver values were included in the FFAG field, while the original, unfactored AA silver analyses were retained in the mine-site databases.

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Mine lab AA silver analyses were reported to have been systematically low. Figure 12-3 compares data from 4,378 pairs of mine-lab fire assays and mine-lab AA analyses. A systematic bias is evident-the AA analyses are lower than the paired fire assays, which is consistent with the mine staff's observations. The mine site attributed this to incomplete digestions of silver minerals in the AA analyses. In an attempt to account for the digestion problem, the mine lab used the fire-assay data to factor the AA results for use in the mining operations. While the results of the relative difference graph were expected, this was not necessarily the case for the relatively constant magnitude of the low bias. This constancy of the low bias is seen visually in the relative-difference graph, and it is evidenced statistically. The mean of the AA analyses is 22% lower than the fire-assay mean for all data, and at several MOP cutoffs inspected individually. The average RD also is more-or-less constant at approximately -30% for all cutoffs examined. RESPEC did not use any of the original or factored AA silver analyses in the estimation of the project resources and reserves.

Figure 12-3: Mine Lab Silver AA Analyses Relative to Mine Lab Silver Fire Assays

Figure 12-4 compares mine-lab gold AA analyses with mine-lab fire assays of samples from the same intervals.

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Figure 12-4: Mine Lab Gold AA Analyses Relative to Mine Lab Gold Fire Assays

Figure 12-4 shows all 4,797 pairs, including many pairs with very high variability (the average AVRD is 323%). While the mean of the AA analyses for the entire dataset is 17% lower than that of the fire assays, the means are identical for all MOPs less than 0.1 oz Au/ton (3.43 g Au/t). The mean of the AA analyses for the 111 pairs with MOPs > 0.1 oz Au/ton is 45% lower than the mean of the fire assays. This demonstrates that the difference in the means for the entire dataset is due solely to differences in the highest-grade portion of the data. Accordingly, higher-grade AA gold values may be understating the actual grades of the samples. The AA gold values in sample intervals for which no fire assay gold analyses are available-which represent 29% of the historical gold assays in the DeLamar resource database and 24% in the Florida Mountain database-were accepted for use in the estimations of the current resources. All factored mine-lab AA silver values were removed from the resource databases. Unfactored mine-lab AA silver analyses that remain in the databases due to the lack of fire assays for those sample intervals were flagged and not used in the resource estimations, as these analyses demonstrably understate silver grades. In contrast, Mr. Bickel's analysis of mine-lab AA gold analyses found that they agree well with paired fire assay data up to a grade of 0.1 oz Au/ton (343 g Au/t), but at higher grades the AA gold analyses tend to be lower than the paired fire assays. While fire assays were prioritized over the AA gold analyses in the resource databases, the AA analyses are used for sample intervals lacking fire assays.

12.1.2.2 Integra Assays

Integra provided RESPEC a complete assay compilation for all holes drilled from 2018 through April 2023. The sample numbers in these files were then linked to original laboratory digital assay certificates to comprehensively validate the Integra assay tables by comparing all Integra assays to the original laboratory certificates. RESPEC detected no discrepancies during this checking other than in a few cases where a certain analytical method was chosen when multiple methods were available and the method chosen by RESPEC differed from that in the Integra compilation.

12.1.3 Integra Data Verification

In addition to RESPEC's checking of historical data using historical records, Integra used RESPEC's audited database to independently verify the accuracy of the "from," "to," and gold and silver assay values of every 10th sample interval (see Section 9.4). Integra corrected the few discrepancies they found in the resource databases. This work also led to further checking of the surrounding sample intervals.

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Integra also compiled data relevant to sample quality from historical drill logs and logged oxidation state using historical chipboards stored at the mine site.

12.2 Additional Data Verification

In addition to the more structured verification procedures discussed above, Mr. Bickel conducted extensive verification of the project data throughout the resource modeling process with an emphasis on the historical data. The careful work involved in the explicit modeling of the gold and silver mineralization within the context of the project geology led to ad-hoc checking of the accuracy of a variety of data, such as hole locations, hole orientations, drill-hole lithologic attributes, and specific gold and/or silver assays. For example, Integra's cross-sectional geologic modeling and Mr. Bickel's modeling of the mineralization identified some historical holes that had lithologic and assay information strongly at odds with data from adjacent holes. Although paper survey records supported the database locations in some cases, Mr. Bickel judged that the locations of those holes must be inaccurate, and those holes were excluded from use in the resource estimation. Mr. Bickel questioned many individual historical assays and assays within entire mineralized intervals and confirmed them with paper records or, in some cases, corrected the project database as a result of working closely with the data during domain and resource modeling.

The Integra drilling provided another important component to the verification of the historical data, since  Integra's ongoing drilling programs resulted in repeated updates of the resource databases. After adding each batch of new Integra drill data, Mr. Bickel compared the data to the existing gold, silver, and lithologic modeling as it was updated to reflect new data. Where the Integra drill data penetrated areas at both the DeLamar and Florida Mountain areas that Mr. Bickel had previously modeled on the basis of historical data, the addition of the Integra data did not lead to material changes to the volume or grade of the gold and silver mineralization. This detailed work with the Integra drill data in the context of the historical information played a critical role in the validation of the historical data.

To further verify the historical data in a more quantitative manner, Mr. Bickel compared the 2021 DeLamar and Florida Mountain resource models to the 2019 models prior to the new models being updated with additional density data (which led to slightly higher densities as compared to the 2019 models). To further assure that the comparisons were meaningful, the optimized pits used to constrain the 2019 resources were used to tabulate the 2021 models. The resulting tabulation of the DeLamar 2021 model, using the 2019 resource pits and cutoff parameters, yielded 2% more tonnes and essentially identical gold and silver grades compared to the 2019 model. At Florida Mountain, the 2021 model yielded essentially identical tonnes at a gold grade that is 0.01 g/t lower than 2019 and a very similar silver grade. Compared to the 2019 modeling, the DeLamar 2021 resource model incorporated data from an additional 50 holes drilled by Integra (primarily core holes). The 2021 Florida Mountain modeling was updated with the results from 44 additional Integra core holes. The very close correspondence of the 2021 and 2019 resource models within the identical volumes of the 2019 resources pits demonstrates that the Integra data are consistent with the historical data, which supports the visual validations of the historical data discussed above.

12.3 Metallurgical Data Verification

Mr. Carlson visited the site on August 12-13, 2025, and Dr. Malhotra visited the site on June 12-13, 2024, to review all facilities. Most of the metallurgical test data used for the resources and this feasibility study was from testing conducted at McClelland Laboratories, Inc (McClelland). Mr. Carlson and Dr. Malhotra reviewed the reports containing the metallurgical and mineralogical test data submitted by McClelland, Forte Analytical, and other subcontractors. Mr. Carlson and Dr. Malhotra also reviewed the available historical metallurgical testing reports, where available, although that historical testing was only used as general background information for the project metallurgy. Mr. Carlson and Dr. Malhotra consider the metallurgical test data to be of sufficient quality to be used in this report.

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12.4 Mining & Geotechnical Data Verification

Mr. Watson visited the site on October 29, 2025 and verified current infrastructure and mined pits, tailings, stockpile, and waste rock dump conditions, and the sites for similar facilities as presented in the PFS, all of which he used to complete the PFS mine planning and economic evaluation. The PFS work was confirmed and used as a baseline for the FS.

Mr. Nopola has supervised geotechnical data collection and analysis for the geotechnical characterization for open pit operations and waste rock facilities. The data used includes historical data as well as laboratory rock-mechanics tests, visual observations of performance of existing highwalls and waste rock facilities, core photographs, geological maps and three-dimensional geological models, and high resolution unmanned aerial vehicle point-cloud data. Mr. Nopola has verified that the data used meets the standards required for geotechnical analysis.

12.5 Summary Statement

Mr. Bickel conducted extensive verification of the historical data and reviewed the results from similar verification efforts completed by Integra. His work identified a few errors in the transcription of field and assay data into the historical mine-site drill-hole databases. He corrected those errors in consultation with Integra personnel. In addition, the documentation of gold and silver analytical methods for each historical sample interval allowed Mr. Bickel to identify and remove historical assay data that has insufficient quality for use in the estimations of the current resources.

Explicit modeling of the gold and silver mineralization was the most critical component to the estimation of the project mineral resources. This "hands-on" explicit modeling provided meaningful verification of the historical data, and Integra's infill drill data proved consistent with the continuity, widths, and grades of the gold and silver mineralization defined by the historical drilling. Comparisons of the estimated grades and tonnages of the DeLamar and Florida Mountain areas, with and without substantial input of Integra data,  also yielded consistent results and thereby provided further verification of the historical data. Finally, and importantly, the historical data served as the basis for the construction and operation of the long-lived and successful historical mining operations at the DeLamar project.

Integra provided Mr. Bickel with lithological and structural interpretations of the DeLamar and Florida Mountain areas. Integra's geological modeling has been continually refined since the project was acquired, with interpretations of the DeLamar area geology evolving as the results of additional drilling, particularly core drilling, were received. Integra's geological interpretations have been used for each successive estimation of the project's gold and silver resources and reserves. Mr. Bickel considers the Integra geological models to be of a quality that provides high-level support for the current resource and reserve modeling.

The authors of this section of this report experienced no limitations with respect to data verification activities related to the DeLamar project. In consideration of the information summarized in this and other sections of this report, the authors believe that the project data are acceptable for use in this report.

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13. MINERAL PROCESSING AND METALLURGICAL TESTING

This section summarizes the metallurgical testing performed on samples from the DeLamar and Florida Mountain areas for the PEA, PFS, post-PFS (2018-2024), and historical (pre-1990) testing.

Historically, from 1977-1992, the DeLamar area gold-silver mineralization was milled and subsequently cyanide leached. The low-grade ore was processed on the heap leach from 1987-1990.

In 2018, Integra started metallurgical studies with the objective of re-opening the mining of the area. The following metallurgical studies were reviewed for the preparation of this section:

  Summary Report on Metallurgical Test Results on Drill Hole and Bulk Samples from the DeLamar Project (Wickens 2020).

  Summary Report - DeLamar and Florida Mountain PEA and PFS Metallurgical Testing (McPartland 2022).

  Report on Heap Leach Cyanide Testing-DeLamar Drill Core Composites (McClelland 2024a).

  Report on Heap Leach Amenability and Ore Variability Testing-DeLamar and Florida Mountain Dump and Backfill Material (McClelland 2024b).

  Report on DeLamar Metallurgical Testing-Progress Report #5 (Forte Analytical 2024a).

  Report on DeLamar Geotechnical Testing-DeLamar Geotechnical Test Results (Forte Analytical 2024b).

Integra management decided to process oxide and transitional ores (previously called mixed ores) at DeLamar and Florida Mountain for this feasibility study (FS). Hence, this section only addresses oxide and transitional ore results as they relate to a heap leach process.

13.1 DeLamar Area Production 1977-1992

13.1.1 Mill Production 1977-1992

The authors derived useful information with respect to mineral processing of DeLamar area gold-silver mineralization by milling and subsequent cyanide leaching from the mill production records from the from the 1977-1992 historical open-pit mining operations. during this time period, the historical operator mined all ore from the DeLamar area and processed it by crushing, grinding, and cyanide leaching, which was followed by precipitation with zinc dust and in-house smelting of the precipitate to produce silver-gold doré. From 1977-1992, the DeLamar area produced 421,300 ounces of gold and about 26 million ounces of silver from 11.686 million tonnes of ore processed that had average mill head grades of 1.17 g/tonne Au and 87.1 g/tonne Ag (Elkin 1993). Data from Elkin (1993) indicated mill recoveries during the first 15 years of mine operation averaged 96.2% for gold and 79.5% for silver.

13.1.2 Cyanide Heap Leaching 1987-1990

NERCO constructed a trial cyanide heap-leach pad and operated it from the last quarter of 1987 until the final quarter of 1990 using low-grade run-of-mine (ROM) material dumped by truck and ripped to provide permeability. The material size was reported to be approximately 70% passing 20 centimeters.

Mine records provided by Integra in 2017 indicated that 2,344,037 tonnes of material with an average grade of 0.41 g/tonne Au and 31.78 g/tonne Ag were stacked on the heap. Integra (2017) reported that the pad base and subsequently stacked material became unstable and began to collapse in mid-1990. Quarterly production records indicate that no material was placed on the heap after the second quarter of 1990. In early 1991, the entire heap was removed and placed into the tailing facility. Estimated recoveries were reported to be relatively poor (41% Au and 8% Ag). The pad failure likely resulted in incomplete leaching, which would have adversely affected reported recoveries. The authors do not believe these historical recoveries are indicative of expected recoveries from heap leaching of DeLamar oxide and transitional materials.

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13.2 Historical Testing

During the 1970s and 1980s, Earth Resources and NERCO conducted multiple metallurgical testing programs on samples from the DeLamar and Florida Mountain deposits. The Earth Resources studies in the 1970s focused on milling and whole ore agitated cyanidation leaching the various material types. The NERCO work in the 1980s focused more on heap leaching the various material types. Table 13-1 summarizes the numerous reports commissioned by Earth Resources and NERCO. As discussed earlier in this report, the authors only identified incomplete details about the origin of the metallurgical samples tested. Although the historical test results are generally consistent with the Integra test results described later in this section, Integra did not use historical test results to develop recovery and reagent consumption models.

Table 13-1: Historic Mineralogy and Metallurgical Testing, DeLamar and Florida Mountain

Reference	Company		Sample			Type of Testing
	Commissioned	Lab	Source	Type	Number
Perry (1971)	Earth Resources	Hazen	DeLamar-Sommercamp	Drill Core	3 Drill Holes	Mineralogy
Miyoshi et al. (1971)	Earth Resources	Hazen	DeLamar-Sommercamp	Drill Core	3 Comps	Flotation, Acid Cyanidation Salt Roast-Acid Brine Leach, Zn Precipitation.
Miyoshi et al. (1974)	Earth Resources	Hazen	DeLamar- North DeLamar	Drill Cuttings	1 Comp	Flotation, Agitated Cyanidation Salt Roast, CN Leach, De-Sliming, Thickening
Miyoshi et al. (1974)	Earth Resources	Hazen	DeLamar- North DeLamar	Drill Core	1 Comp	Flotation, Agitated Cyanidation Salt Roast, CN Leach, De-Sliming, Thickening
Ahlrichs (1978)	Unknown	Newmont Exploration	DeLamar	Plant Feed and Tails	2	Mineralogy
Schmidt (1982)	MAPCO Minerals Corp.	Hazen Research	DeLamar- Glen Silver	Drill Core	8	Silver Deportment Mineralogy
Nerco Internal Memo (1986)	NERCO Minerals	NERCO Minerals	DeLamar- Glen Silver- North DeLamar	Bulk	7	Column Test, Coarse Bottle Roll Tests, Grind, Agitated CN Leach
Rak et al. (1989)	NERCO Minerals	Hazen	Sullivan Gulch	Bulk (?)	1	Mineralogy, Gravity, Flotation, Agitated CN (Whole Feed, Gravity, and Flot. Conc. and Tails)
Kilborn (1988) Hampton (1988) Satter (1989)	NERCO Minerals	NERCO Minerals	Florida Mountain-Stone Canyon-Sullivan and Clark	Drill Core	4 Comps	Column Tests, VAT Leach, Agitated CN Leach, Ball & Rod Mill Work Indices, Thickening
Satter (1989)	NERCO Minerals	NERCO Minerals	Florida Mountain- Stone Cabin	Bulk	1	Pilot Column Test ("Run-of-Dump" Material)

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13.3 McClelland Metallurgical Testing 2018-2024

In September 2018, Integra initiated a multi-phase metallurgical testing program at McClelland Laboratories, Inc. with the primary objectives of evaluating and optimizing processing options for the various material types from the DeLamar and Florida Mountain deposits. McClelland conducted that testing in two major phases: testing done in support of Integra's 2019 PEA (PEA testing), followed by testing conducted from mid-2019 through 2021 in support of Integra's 2023 PFS (PFS testing). PEA testing results were summarized in multiple reports (McPartland 2019a, 2019b). PFS testing results were discussed in multiple reports (McPartland, 2020a, 2020b, 2020c, 2021a, 2021b, 2021c, 2021d, and Wickens 2020) that were summarized in a combined report (McPartland 2022). Results from McClelland's post-PFS testing conducted from late 2021 through early 2023 were discussed in multiple reports (McPartland 2023a, 2024a, and 2024b). These reports have been mentioned in the introduction of Section 13 in discussion only related to the heap leach of oxide and transitional ores. The milling of sulfide ores is not discussed in this section.

Metallurgical testing focused on three main areas: 1) heap leaching of DeLamar oxide and transitional materials, 2) heap leaching of Florida Mountain oxide and transitional materials, and 3) heap leaching of historical dump and backfill materials. Testing on the oxide, transitional, dump and backfill materials focused on either 2-stage or 3-stage crushing, followed by conventional cyanide heap leaching.

The samples selected for testing generally represent the current mineral resources and reserves. Information from this testing campaign formed the primary basis for recovery process selection and estimates of metal recovery and reagent consumptions for materials from the DeLamar and Florida Mountain mineral resources. Most of the metallurgical samples tested have been drill core composites (297), with 94 RC composites primarily from DeLamar-Sullivan Gulch and four bulk samples also tested.

13.3.1 DeLamar and Florida Mountain Samples

Samples were identified by oxidation classification based on drill hole logging by the Integra geology staff. Forte Dynamics, Inc. (Forte Dynamics, or Forte) modified the classification based on sulfide sulfur in the samples, as discussed in Section 13.4.1. The three major oxidation classes are oxide, transitional (previously called mixed), and non-oxide (previously called un-oxide).

Integra and its geological and metallurgical consultants prepared drill composites considering area, oxidation, depth, lithology, alteration, grade, and grade continuity. In general, variability composites were at least 6.1 meters in length. Larger composites (typically used for column testing) generally included three meters of drill sample below cutoff grade as dilution on either end of the composited interval, and below cutoff grade material from within the composited interval. Interval cutoff grades used for metallurgical compositing were 0.2 g Au equivalent/tonne for oxide and transitional composites.

13.3.2 DeLamar and Florida Mountain Mineralogy

13.3.2.1 Bulk Mineralogy and Textural Analysis

Sixty-seven metallurgical samples from the McClelland PEA and PFS testing program were submitted to Vidence, Inc. (Vidence), in Burnaby, British Columbia for automated Scanning Electron Microscopy (SEM) scans to determine the mineralogy and texture of the materials. Vidence summarized the results in Enter (2021). The mineralogical samples tested included 20 from the Florida Mountain deposit, of which three were oxide, 10 were transitional, and seven were non-oxide material type samples and 47 from the DeLamar deposit, of which 24 were oxide, 10 were transitional, and 13 were non-oxide material type samples.

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Florida Mountain samples were found to have moderately variable quartz and feldspar content. Quartz ranged from 42% to 73%. Feldspar ranged from 9.5% to 47%. Plagioclase was sporadically distributed, varying from absent to 10%. As expected, sulfide minerals were most common in the non-oxidized mineralization, with trace amounts present in the transitional mineralization. Pyrite was the most common sulfide identified (up to 2.2%), with trace amounts of chalcopyrite also identified (up to 0.11%). Jarosite was the only sulfate identified. It was most abundant in the transitional mineralization (up to 0.29%). The oxide mineralization contained trace to no sulfides and only trace amounts of jarosite.

Vidence found clay species to be moderately diverse and locally abundant. The main clay species were muscovite (ranging up to 14%) and illite (ranging up to 9.1%). Vidence also identified lesser amounts of kaolinite (up to 4.5%) and Al-silicate clays (up to 0.5%). Chlorite was found sporadically in the non-oxidized mineralization at abundances up to 13%. A strong correlation exists between lithology and clay mineral assemblage. Muscovite is most abundant in samples where plagioclase is absent or in small amounts with moderate amounts of K-feldspar. Kaolinite correlated with the abundance of plagioclase. Both correlations spread across all three oxidation classifications.

The main mineralization identified in the DeLamar deposit across all oxidation states was quartz rich, up to 95%, with feldspar ranging from absent to 23%. Plagioclase was not identified in any of the DeLamar deposit samples analyzed. Pyrite was the primary sulfide mineral identified. It was present in trace amounts in all areas of the transitional mineralization except for the DeLamar North region. Trace amounts of pyrite were also detected in the Glen Silver and Sommercamp oxide mineralization. Non-oxide mineralization was analyzed from Sullivan Gulch and Sommercamp, where pyrite was the main sulfide mineral present with abundances up to 5.9%. Trace amounts of sphalerite, arsenopyrite, and chalcopyrite were also detected. In the Glen Silver, South Wahl, and Ohio oxidized and transitional mineralization, alunite and jarosite were identified as sulfate phases present with abundances up to 3.1%.

Clay species were common throughout all areas of the DeLamar deposit. Varying amounts of muscovite, illite, and kaolinite were identified. The Milestone samples analyzed exhibited significantly more total clay in oxidized mineralization (30%) than in transitional mineralization (3%). The Milestone clays exhibit signs of being sensitive to water. South Wahl had the most intensive clay study with 15 samples analyzed. They exhibited an inverse relationship between the concentrations of illite and kaolinite. At South Wahl, low kaolinite content also correlated to high abundance of K-feldspar. The South Wahl oxide samples contained relatively high levels of clays, with illite content varying from 1.78% to 40.76% and kaolinite content varying from 4.11% to 40.76%. The South Wahl transitional material exhibited lower levels of kaolinite with a similar range of illite content. Further work is required to confirm the water sensitivity/swelling tendencies of the clays across the entirety of the DeLamar deposit.

13.3.3 DeLamar and Florida Mountain Heap Leach Testing

Bottle roll and column leach cyanidation testing on drill core composites from the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit have shown that the oxide and transitional material types from both deposits can be processed by heap leach cyanidation. To maximize heap leach recoveries, these materials benefit from relatively fine crushing. A feed size of P80 12.7 mm was selected as optimum for the PFS. Based on further economic analyses, the optimal size has been increased to P80 19 mm for this FS.

13.3.3.1 DeLamar Bottle Roll Testing

To evaluate potential for heap leaching and material variability, bottle roll tests were conducted on oxide (41) and transitional (17) variability composites at a P80 1.7 mm (10 mesh) feed size. Gold and silver recovery results are summarized in Table 13-2, Table 13-3, Table 13-4, and Table 13-5, and Figure 13-1.

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Table 13-2: Bottle Roll Tests, DeLamar Oxide Composites, P80 1.7 mm Feed Size, 96 Hour Leach at 40% Solids and 1.0 g NaCN/L

(PEA & PFS Testing, MLI)

Sample Description							Au Recovery %	Head Grade gAu/mt	Ag Recovery %	Head Grade gAg/mt	NaCN Cons kg/mt	Lime Added kg/mt
Area	Comp	Drill Hole	Interval, Feet		Lith	%S
			To	From
DLM	4307-162	IDM18_028	77	98	Tpr	0.25	58.1	0.31	41.7	36	0.22	2.3
DLMN	4522-001	IDM20_150	115	137	Tql	0.01	89.5	0.19	17.9	39	0.07	1.4
	4522-002		137	176		0.01	87.5	0.16	57.1	14	0.07	1.2
GS	4307-048	IDM18_009	60	125	Tpr	0.19	72.9	0.48	45.5	11	0.23	5.0
	4307-049		175	205		0.05	83.7	0.43	35.7	14	0.23	2.0
	4307-050		210	270		0.11	90.5	0.63	37.5	8	0.15	2.0
	4307-055	IDM18_023	136	172		0.11	80.8	0.52	42.3	26	0.22	2.0
	4307-167	IDM19_131	50	75		0.03	76.9	0.39	30.0	10	0.07	2.6
	4307-168		129	151		0.07	71.9	0.32	31.8	22	0.15	0.9
	4307-169		200	220		0.04	77.6	0.67	35.6	45	0.07	1.3
	4307-186	IDM19_117	102	132		0.13	79.7	0.79	14.6	41	0.07	4.2
	4307-187		202	272		0.05	85.3	0.34	30.0	10	0.07	1.5
	4522-031	IDM20_169	8	32		0.05	74.6	0.67	42.9	7	0.37	2.7
	4522-033		52	72		0.13	80.0	0.45	52.9	17	0.30	1.3
	4522-034		72	92		2.04	64.4	0.59	52.9	70	0.67	1.2
MS	4522-035	IDM20_172	27	39	Tpr	0.01	89.7	0.39	22.2	9	0.30	2.4
	4522-037		59	67		0.01	55.3	0.47	25.0	4	0.15	1.6
	4522-039		109	120		0.01	90.4	1.36	25.0	8	0.30	2.3
OH (SG)	4522-004	IDM20_157	9	52	Tbr	0.01	91.5	0.71	40.0	25	0.07	2.0
	4522-005		52	97		0.01	96.3	0.27	50.0	6	0.07	3.3
	4522-014	IDM20_158	37	62	Tpr	0.01	90.0	0.10	33.3	12	0.07	2.3
	4522-015		77	97		0.01	86.8	0.68	63.6	33	0.07	1.7
SC	4307-061	IDM18_029	65	95	Tbr	0.08	80.0	0.30	42.1	19	0.15	5.0
	4307-180	IDM19_116	0	39	Qbr	0.20	80.8	0.26	35.7	14	0.15	2.2
	4307-195	IDM19_134	87	117	Tbr	0.06	77.8	0.54	32.6	46	0.07	2.6
	4307-196		178	207		0.06	72.9	0.70	33.3	12	0.07	1.0
	4307-197		252	272		0.04	67.7	0.31	25.0	8	0.14	1.1
	4522-003	IDM20_156	42	62	Tpr	0.01	90.0	0.10	50.0	6	0.07	7.5
	4522-016	IDM20_160	117	137		0.01	92.3	0.13	26.8	41	0.07	1.3
	4522-017		137	157		0.01	95.5	0.44	35.3	34	0.07	1.3
SW	4522-019	IDM20_161	32	52	Tpr	0.01	88.2	0.17	22.2	9	0.07	1.5
	4522-020		57	79	Ttb	0.01	90.0	0.20	50.0	24	0.08	3.1
	4522-022	IDM20_162	0	24	Qal	0.01	91.2	0.68	55.3	47	0.15	2.6
	4522-023		38	60	Tbr	0.01	96.3	0.27	20.0	5	0.15	1.3
	4522-024		123	143		0.01	95.8	0.24	<25.0	4	0.22	1.1
	4522-006	IDM20_164	52	97	Tql	0.01	90.0	0.30	76.5	17	0.07	2.3
	4522-009	IDM20_165	0	70	Qcl	0.01	66.7	2.10	60.0	20	0.15	1.7
	4522-010		70	158		0.01	85.0	0.20	57.9	19	0.08	1.2
	4522-011		158	180	Tql	0.34	76.5	0.34	40.0	30	0.15	1.7
	4522-044	IDM20_166	22	42		<0.01	69.5	1.90	47.1	17	0.10	1.5
	4522-045	IDM20_163	34	62	Qal	<0.01	86.3	0.51	43.2	37	0.07	2.2

Note: DLM denotes DeLamar, DLMN denotes DeLamar North, GS Denotes Glen Silver, OH denotes Ohio Area of Sulivan Gulch, SC denotes Sommercamp, and SW denotes South Wahl

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Table 13-3: Bottle Roll Tests, DeLamar Transitional Composites, P80 1.7 mm Feed Size, 96 Hour Leach at 40% Solids and 1.0 g NaCN/L

(PEA & PFS Testing, MLI)

Sample Description							Au Recovery %	Head Grade gAu/mt	Ag Recovery %	Head Grade gAg/mt	NaCN Cons kg/mt	Lime Added kg/mt
Area	Comp	Drill Hole	Interval, Feet		Lith	%S
			To	From
DLM	4307-161*	IDM18_017	64	89	Ttb	0.30	83.3	0.18	55.7	70	0.15	2.1
GS	4307-051*	IDM18_009	295	320	Tpr	0.38	75.0	0.52	33.3	6	0.15	2.0
	4307-170**	IDM19_131	271	291		1.09	33.3	0.78	50.0	10	0.22	2.0
	4307-188	IDM19_117	272	317		0.58	62.0	0.50	50.0	4	0.22	1.4
	4522-041	IDM19_131	230	251		0.03	76.2	1.89	50.4	113	0.18	2.3
	4522-042	IDM19_123	81	97	Tql	0.47	26.5	1.62	34.8	23	0.51	2.3
	4522-032	IDM20_169	32	52	Tpr	0.66	40.0	0.30	40.0	5	0.23	1.0
MS	4522-036	IDM20_172	47	55	Tpr	0.57	36.6	0.71	25.0	8	0.07	0.8
	4522-038		82	103		0.05	40.8	0.49	20.0	5	0.15	0.7
	4522-040		125	142		0.05	71.7	0.53	33.3	21	0.07	0.5
SC	4522-013	IDM20_152	162	187	Tql	0.34	33.3	0.18	57.1	63	0.30	2.0
	4522-018	IDM20_160	237	257	Tpr	0.41	82.4	0.17	59.1	22	0.08	2.6
SG	4307-002*	IDM18_005	305	350	Tpr	0.39	55.3	0.85	30.0	20	0.15	1.0
SW	4522-008**	IDM20_164	122	152	Blend	2.00	31.3	0.16	50.0	6	0.08	2.1
	4522-012*	IDM20_165	180	212	Blend	1.63	38.9	0.36	53.3	15	0.30	1.7
	4522-021	IDM20_161	97	111	Ttb	0.27	73.7	0.19	87.7	73	0.30	3.5
	4522-007	IDM20_164	97	122	Tql	1.17	60.0	0.35	75.0	12	0.08	2.2

Note: DLM denotes DeLamar, GS Denotes Glen Silver, SC denotes Sommercamp, and SW denotes South Wahl

*Blend of Oxide and Transitional  **Blend of Transitional and Non-Oxide

Table 13-4: Summary Results, Bottle Roll Tests, DeLamar and Variability Composites, Sorted by Zone

Area	Oxidation Class	#	Au Recovery %			Ag Recovery %			NaCN, kg/mt			Lime, kg/mt
			Avg.	Min.	Max	Avg.	Min.	Max	Avg.	Min.	Max	Avg.	Min.	Max
DeLamar North	Oxide	8	60.4	33.3	89.5	33.2	12.5	57.1	0.31	0.07	0.55	2.6	1.2	4.4
Glen Silver	Oxide	11	74.8	62.5	92.9	37.8	20.0	52.9	0.33	0.07	0.67	2.4	0.7	5.4
Milestone	Oxide	3	78.5	55.3	90.4	24.1	22.2	25.0	0.25	0.15	0.30	2.1	1.6	2.4
Ohio	Oxide	4	91.2	86.8	96.3	46.7	33.3	63.6	0.07	0.07	0.07	2.3	1.7	3.3
Sommercamp	Oxide	6	80.5	59.0	95.5	46.6	26.8	63.0	0.25	0.07	0.53	2.6	1.3	7.5
South Wahl	Oxide	15	84.6	66.7	96.3	48.1	20.0	76.5	0.14	0.07	0.30	1.8	0.6	3.1
All	Oxide	47	77.8	33.3	96.3	41.3	12.5	76.5	0.23	0.07	0.67	2.2	0.6	7.5
DeLamar North	Transitional	9	65.3	52.9	76.7	36.6	16.7	64.7	0.41	0.07	0.70	3.4	1.8	4.5
Glen Silver	Transitional	21	60.2	26.5	84.0	43.8	25.0	66.7	0.31	0.08	0.71	2.6	0.5	8.2
Milestone	Transitional	3	49.7	36.6	71.7	26.1	20.0	33.3	0.10	0.07	0.15	0.7	0.5	0.8
Ohio	Transitional	7	64.7	40.0	91.3	52.9	25.0	70.0	0.12	0.07	0.26	3.1	2.5	4.5
Sommercamp	Transitional	3	50.7	33.3	82.4	49.9	33.3	59.1	0.33	0.08	0.62	2.9	2.0	4.2
South Wahl	Transitional	10	50.0	12.5	85.7	51.0	20.0	87.7	0.33	0.08	0.72	2.8	0.5	4.3
All	Transitional	53	58.6	12.5	91.3	44.5	16.7	87.7	0.30	0.07	0.72	2.7	0.5	8.2

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Table 13-5: Summary Results, Bottle Roll Tests, DeLamar Variability Composites, Sorted by Lithology

Lith.	Oxidation Class	#	Au Recovery %			Ag Recovery %			NaCN, kg/mt			Lime, kg/mt
			Avg.	Min.	Max.	Avg.	Min.	Max.	Avg.	Min.	Max.	Avg.	Min.	Max.
Qal	Oxide	2	88.7	86.3	91.2	49.3	43.2	55.3	0.11	0.07	0.15	2.4	2.2	2.6
Qcl	Oxide	2	75.8	66.7	85.0	58.9	57.9	60.0	0.12	0.08	0.15	1.5	1.2	1.7
Tbr	Oxide	8	82.4	62.5	96.3	36.0	20.0	50.0	0.17	0.07	0.40	2.1	1.1	3.3
Tpl	Oxide	2	39.1	33.3	44.8	18.8	12.5	25.0	0.43	0.31	0.54	3.2	3.0	3.3
Tpr	Oxide	22	78.9	45.7	95.5	39.7	20.0	63.6	0.26	0.07	0.67	2.4	0.7	7.5
Tql	Oxide	8	80.4	68.2	90.0	45.1	14.9	76.5	0.22	0.07	0.55	2.1	1.2	4.4
Tsed	Oxide	1	88.9	88.9	88.9	60.0	60.0	60.0	0.22	0.22	0.22	0.6	0.6	0.6
Ttb	Oxide	1	90.0	90.0	90.0	50.0	50.0	50.0	0.08	0.08	0.08	3.1	3.1	3.1
All	Oxide	46	78.8	33.3	96.3	41.0	12.5	76.5	0.23	0.07	0.67	2.2	0.6	7.5
Tbr	Transitional	3	69.3	52.9	82.4	57.4	50.0	66.7	0.35	0.29	0.43	1.6	1.0	2.1
Tpl	Transitional	1	36.4	36.4	36.4	33.3	33.3	33.3	0.62	0.62	0.62	4.2	4.2	4.2
Tpr	Transitional	29	61.3	30.0	91.3	42.0	20.0	70.0	0.28	0.07	0.72	2.2	0.5	4.5
Tql	Transitional	11	47.4	12.5	85.7	42.3	16.7	75.0	0.33	0.07	0.63	2.5	0.5	4.0
Ttb	Transitional	7	61.4	32.9	84.0	57.2	33.3	87.7	0.27	0.08	0.47	5.4	3.1	8.2
Tuff	Transitional	2	66.0	62.5	69.6	34.1	18.2	50.0	0.21	0.08	0.34	4.0	3.5	4.5
All	Transitional	53	58.6	12.5	91.3	44.5	16.7	87.7	0.30	0.07	0.72	2.7	0.5	8.2

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Figure 13-1: Gold Recovery, Bottle Roll Test, DeLamar PFS Variability Composites

In general, variability bottle roll test results showed that the oxide composites were readily amenable to cyanidation at the P80 1.7 mm feed size. Gold recoveries from the 41 composites tested ranged from 33% to 96.3% and averaged 77.8% in four days of leaching. Compared to the gold recoveries, silver recoveries obtained from four days of leaching the 41 oxide composites were more variable and generally lower, ranging from 12.5% to 76.5% and averaging 41.3%.

A much smaller number (17) of transitional and blended (containing more than one oxidation type) composites were tested. Gold recoveries obtained in four days of leaching ranged from 12.5% to 85.7% and averaged 58.6%. Silver recoveries were more varied and on average were about 3% higher than those obtained from the oxide composites. Silver recoveries from the transitional composites ranged from 16.7% to 87.7% and averaged 46.5%.

13.3.3.2 DeLamar Column Leach Testing

Column leach tests were conducted on each of 12 column test drill core composites and four bulk samples representing DeLamar oxide and transitional material types at a P80 12.7 mm feed size using 10 cm or 15 cm diameter by three-meter-high leaching columns. The tests used a 9.6 Lph/m2 solution application rate and a cyanide concentration of 1.0 g NaCN/L. Column test duration was about 60 days. The core composite feeds were not agglomerated. For pH control, lime was added to the dry test charges before leaching. The bulk sample (P80 12.7 mm) charges were agglomerated before column leaching using cement (5.0 to 10.0 kg/t). To determine feed size sensitivity, comparative column leach tests were conducted on the four bulk samples at P100 200 mm and P80 50 mm. Column leach tests were also initiated at a P100 50 mm feed size on three of the same 12 column test core composites tested at P80 12.7 mm and on a fourth column test core composite tested only at the P80 50 mm feed size. Comparative bottle roll tests were conducted on each column test composite at a P80 of 1.7 mm (10 mesh) to establish the relationship between recoveries from the two tests. Summary results from the bulk samples are presented in Table 13-6. Summary results from core composites are presented in Table 13-7, and the effect of recovery as a function of feed size is given in Figure 13-2.

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Table 13-6: PEA Column Leach and Bottle Roll Tests, DeLamar and Glen Silver Bulk Samples

Sample	Oxidation Class	Test	Feed Size		Leach Time, Days	Au Rec. %	Head Grade g Au/t	Ag Rec. %	Head Grade g Ag/t	NaCN Cons. kg/t	Lime Added kg/t
4307-A	Transitional	CLT	P100	200	120	64.2	0.95	33.3	15	1.49	3.8
		CLT	P80	50	99	68	0.97	43.8	16	1.3	6.7
		CLT	P80	12.5	79	73.4	1.09	50	16	1.27	10.0*
		BRT	P80	1.7	4	66.4	1.1	53.3	15	0.48	7.4
4307-B	Oxide	CLT	P100	200	90	86.4	0.22	20	5	0.72	3.8
		CLT	P80	50	63	88	0.25	20	5	0.63	3.8
		CLT	P80	12.5	68	87.5	0.24	25	4	0.45	7.5*
		BRT	P80	1.7	4	75	0.24	40	5	0.11	4.2
4307-C	Transitional	CLT	P100	200	160	87.5	0.4	6.5	31	1.08	3.8
		CLT	P80	50	83	90	0.4	13.8	29	1.01	3.1
		CLT	P80	13	77	92.5	0.4	20	35	0.66	5.0*
		BRT	P80	1.7	4	81	0.42	43.3	30	0.14	3.4
4307-D	Transitional	CLT	P100	200	115	50	0.48	9.1	11	0.65	3.8
		CLT	P80	50	138	67.2	0.64	10	10	1.27	3.3
		CLT	P80	12.5	79	67.7	0.65	20	10	1.17	5.0*
		BRT	P80	1.7	4	56.5	0.62	30	10	0.17	3.7

*Cement was used instead of lime and ore was agglomerated.

Note: CLT denotes column leach test and BRT denotes bottle roll test.

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Table 13-7: PFS and Post-PFS Column Leach Test and Bottle Roll Test Results, DeLamar Drill Core Composites

(PFS Testing, MLI)

Comp	Area	Ox Class	Lith Code	% S	Test	Feed Size P80 (mm)	Time Days	Au Rec %	Head Grade gAu/mt	Ag Rec %	Head Grade gAu/mt	NaCN Cons. kg/mt ore	Lime Added kg/mt ore
4522-053	DLMN	Oxide	Tql	0.01	CLT	12.7	52	81.3	0.16	8.3	36	0.93	1.5
					BRT	1.7	4	92.9	0.14	23.7	38	0.08	1.7
4846-054	DLMN	Transitional	Blend	0.49	CLT	12.7	90	50.0	0.22	52.6	19	1.02	3.6
					BRT	1.7	4	63.2	0.19	61.1	18	0.25	3.6
4522-047	GS	Oxide	Tpr	0.05	CLT	12.7	53	72.2	0.36	12.5	16	1.46	2.1
					BRT	1.7	4	82.9	0.35	41.2	17	0.12	2.3
4522-048	GS	Oxide	Tpr	0.29	CLT	12.7	59	69.2	0.52	23.5	17	1.48	2.3
					BRT	1.7	4	75.6	0.45	41.2	17	0.18	2.5
4522-049	GS	Oxide	Tpr	0.16	CLT	50	205	75.6	0.45	6.7	15	1.46	2.6
					CLT	12.7	55	71.8	0.39	16.7	18	1.05	2.6
					BRT	1.7	4	78.9	0.38	35.7	14	0.11	2.9
4522-050	GS	Transitional	Tql/Tpr	1.37	CLT	12.7	62	24.2	0.95	39.3	28	1.44	1.9
					BRT	1.7	4	32.6	0.86	53.8	26	0.39	1.9
4522-051	GS	Transitional	Tpr	0.07	CLT	12.7	62	75.9	1.45	19.1	89	1.41	1.8
					BRT	1.7	4	76.1	1.34	41.1	112	0.28	1.8
4522-046	MS	Oxide / Transitional	Tpr	<0.01	CLT	50	246	30.7	0.75	7.1	14	1.93	1.1
					CLT	12.7	131	47.8	0.67	15.8	19	1.59	1.1
					BRT	1.7	4	50.0	0.60	28.6	21	<0.07	1.2
4522-054	Ohio	Oxide	Tbr	0.01	CLT	12.7	52	92.3	0.39	13.3	15	1.54	3.2
					BRT	1.7	4	92.5	0.40	27.3	11	0.18	3.6
4522-055	Ohio	Oxide	Tpr	0.01	CLT	12.7	55	80.0	0.15	18.8	16	1.46	2.1
					BRT	1.7	4	85.7	0.14	35.7	14	0.11	2.3
4522-056	Ohio	Oxide	Mix	<0.01	CLT	50	150	89.3	0.28	13.3	15	2.08	3.0
4522-052	SC	Oxide	Tpr	0.01	CLT	12.7	52	90.5	0.21	13.3	30	0.91	1.1
					BRT	1.7	4	>94.1	<0.17	27.6	29	<0.07	1.2
4846-048	SW	Oxide	Blend	0.12	CLT	12.7	111	87.5	0.24	33.3	12	1.09	2.0
					BRT	1.7	4	85.7	0.21	50.0	10	0.13	2.2
4522-071	SW*	Oxide	Blend	0.01	CLT	50	317	90.0	0.30	43.8	16	3.25	2.5
					CLT	12.7	53	67.6	0.34	27.8	18	1.12	2.5
					BRT	1.7	4	73.3	0.30	44.4	18	<0.07	2.8
4522-072	SW*	Transitional	Blend	0.84	CLT	12.7	53	52.4	0.21	63.6	22	1.12	3.3
					BRT	1.7	4	47.8	0.23	56.0	25	0.33	3.3
4846-049	SW	Transitional	Blend	1.37	CLT	12.7	111	39.1	0.23	46.7	15	1.13	3.3
					BRT	1.7	4	45.0	0.20	41.2	17	0.16	3.3
4846-050	Multiple	Transitional	Blend	0.82	CLT	12.7	111	50.0	0.28	36.4	11	1.05	3.6
					CLT	HPGR	105	53.8	0.26	46.2	13	1.25	3.6
					BRT	1.7	4	54.2	0.24	50.0	10	0.4	3.6

*Later reclassified as containing material from multiple areas.

Note: DLM denotes DeLamar, GS Denotes Glen Silver, SC denotes Sommercamp, and SW denotes South Wahl. Note: CLT denotes column leach test and BRT denotes bottle roll test.

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Figure 13-2: Gold and Silver Recovery vs. Feed Size, Column Leach Tests, DeLamar Glen Silver Bulk Samples

Column testing showed that the Glen Silver bulk samples were amenable to heap leach cyanidation treatment at the feed sizes evaluated. Gold recovery obtained from the oxide sample (4307-B) was not sensitive to feed size and ranged from 86.4% at the P100 200 mm feed size to 88.0% at the P80 50 mm feed size. Gold recovery rate was rapid and increased with decreasing feed size.

The Glen Silver transitional bulk samples were more sensitive to feed size. Gold recovery from sample 4307-A ("trans clay") increased from 64.2% at the 200 mm feed size to 73.4% at the P80 12.7 mm feed size. Gold recovery from transitional sample 4307-C ("trans hard") improved from 87.5% at the 200 mm feed size to 92.5% at the 12.7 mm feed size. This sample contained only 0.06% sulfide sulfur and may be better classified as oxide material. Gold recovery from transitional sample 4307-D ("trans hard") improved from 50.0% at the 200 mm feed size to 67.7% at the 12.7 mm feed size. Gold recovery rates were slowest from the coarsest feeds, but were generally rapid for the 50 mm and 12.7 mm feeds. Gold recovery rates from transitional sample 4307-D were very slow, and gold extraction was progressing at a significant rate from these feeds when leaching was ended.

The oxide composites were all amenable to simulated heap leaching at a 12.7mm feed size. The transitional composites were more variable with respect to gold and silver recoveries obtained at an P80 12.7 mm feed size but generally were amenable to simulated heap leaching. Gold recoveries from the oxide core composites ranged from 67.6% to 93.2%-and averaged 78.1%-in 53 to 59 days of leaching.

Column test silver recoveries obtained from the oxide composites ranged from 8.8% to 29.3% and averaged 16.7%. Silver extraction, and in some cases gold extraction, were progressing at a slow rate when leaching was terminated (<60 days). Silver recovery is expected to increase with longer leaching cycles.

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Column test gold recoveries from the transitional composites were lower and variable. Gold recovery obtained from the high sulfide (1.37% S) Glen Silver composite (4522-050) was very low (24.2%). The cyanide solubility to fire assay ratio (CN/FA) for this composite was also very low (39.4%) and the composite is thought to be better classified as non-oxide material. Column test gold recovery from the other Glen Silver transitional composite was substantially higher (75.9%). These conflicting data demonstrated the need for further refinement of the oxidation logging and modeling for the DeLamar deposit, which is addressed later in test work conducted by Forte Analytical, LLC. Column test gold recoveries from the two other transitional ore type composites were 47.8% (Milestone Comp. 4522-046) and 52.4% (South Wahl composite 4522-072).

Column test silver recoveries from the four transitional composites were variable and ranged from 15.8% to 63.6%. As discussed below, silver extraction generally was incomplete when the tests ended, and silver recovery tended to be higher for the samples with higher sulfide sulfur grades. Gold and particularly silver extractions were progressing at a slow rate when leaching was terminated for the transitional samples. Longer leaching cycles are expected to improve gold recoveries incrementally and silver recoveries moderately.

Cyanide consumptions were moderate and ranged from 0.91 to 1.54 kg NaCN/t for the oxide composites and from 1.12 to 1.59 kg NaCN/t for the transitional composites.

None of the DeLamar samples displayed any solution percolation/permeability problems during column leaching. The bulk sample 12.7 mm column feeds were agglomerated with cement as a precautionary measure before leaching. Later testing indicated that those feeds did not require agglomeration pretreatment. None of the other DeLamar column feeds were agglomerated.

13.3.3.3 DeLamar Load/Permeability Testing

13.3.3.3.1 PEA and PFS Testing

Load/permeability (fixed-wall, saturated hydraulic conductivity tests) were conducted on select samples from the PEA and PFS metallurgical testing to determine ore permeability under compressive loadings simulating planned commercial heap stack heights.

Load/permeability tests were conducted on the four bulk samples from the PEA testing at P80 12.7 mm feed size. Fresh material was used for these tests. These samples were submitted to Geo-Logic Associates (Geo-Logic) in Sparks, Nevada for load/permeability tests (test procedure USBR 5600-89). Results showed acceptable permeability under load without agglomeration pretreatment.

Six 12.7 mm feed size column leached residues from the PFS column testing program were submitted to Geo-Logic for load/permeability tests. These tests indicated that without agglomeration pretreatment marginal to poor permeabilities were obtained at simulated heap stack heights greater than 30 to 80 meters. These samples had variable but generally low to moderate fines content (5% to 16% passing 75 µm material).

After reviewing these results, Integra directed the lab to prepare a weighted average composite of the 12.7 mm column residues for agglomeration testing and conducted a series of bench-scale agglomeration tests on the composite to optimize cement binder addition. Results indicated an optimal cement addition of approximately 3 to 5 kg/t. Next, McClelland prepared two agglomerated samples (using 3.0 kg/t and 5.0 kg/t cement) from the same column residue composite and submitted to Geo-Logic for load/permeability testing. Results indicated that for the material types displaying poor permeability characteristics, agglomeration using 3.0 kg/t cement should be sufficient to ensure adequate solution percolation characteristics for heap stack heights of up to about 80 meters. For higher heap stack heights, a higher cement binder addition of 4.0 to 5.0 kg/t will likely be required.

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13.3.3.3.2 Post-PFS Testing

Considering the relatively poor results obtained without agglomeration, representative splits from the same six PFS testing column residues were submitted to a second Geo-Logic laboratory site (in Grass Valley, CA) for replicate testing. Results from those tests indicated substantially higher hydraulic conductivities (1.6 x 10-3 cm/s or higher) at simulated heap stack heights as high as 137 to 147 meters. These results indicated good potential for heap leaching at the planned heap stack heights without agglomeration pretreatment for most of the material tested.

Considering the disparity in results between the two sets of tests, two of the six PFS column residue samples were recreated by re-crushing residues from the corresponding P80 50 mm column leached residues.  Particle size distribution (PSD) analyses confirmed that the regenerated samples had essentially the same PSD as the original samples. Load-permeability tests were conducted on these samples at the Geo-Logic Laboratories in Grass Valley and Reno without agglomeration pretreatment. Results showed much higher hydraulic conductivities (>1 x 10-2 cm/s) under compressive loading simulating heap stack heights of as high as 137 meters. Test results from the two laboratories agreed closely and indicated that the material represented by these samples would not require agglomeration pretreatment for heap leaching to heap stack heights of up to 137 meters. These results call into question the reliability of the original hydraulic conductivity test results on non-agglomerated PFS column residue samples, particularly those displaying poor permeability. Results from this work are presented in Plant (2023a, 2023b).

13.3.3.4 Florida Mountain Bottle Roll Testing

To evaluate potential for heap leaching and material variability, Integra directed the laboratory (MLI) to conduct 28 bottle roll tests on the oxide variability composite and 38 bottle roll tests on the transitional variability composite. All tests were conducted at a P80 1.7 mm feed size using 4-day leach cycles with a cyanide concentration of 1.0 g NaCN/L. Summary results from these bottle-roll tests are presented in Table 13-8, Table 13-9, and Figure 13-3.

The oxide composites were readily amenable to cyanidation treatment at the 1.7 mm (10 mesh) feed size. In four days of leaching, gold recoveries from the composites ranged from 68.7% to 97.2% and averaged 85.5%. Only five of the composites tested gave gold recoveries of less than 80%.

Compared to the gold recoveries, silver recoveries obtained from the oxide composites were highly variable and generally lower. In four days of leaching, silver recovery from the composites ranged from 14.3% to 87.5% and averaged 47.2%. One-half of the composites gave silver recoveries less than 45%.

A total of 38 transitional composites were tested. Overall, gold recoveries obtained in four days of leaching ranged from 40.6% to 97.0% and averaged 75.8%. About one-half (20 of 38) of the transitional composite gold recoveries were lower than 80%. Although gold recoveries from the transitional material were not strongly correlated to composite sulfide grade, the PEA transitional composites (2018 drilling) tended to have lower sulfide grades (0.08% average) and higher gold recoveries (81.4% average) than the transitional composites from the 2019 drilling studied in the PFS, which had 0.35% sulfide sulfur and 73.6% average gold recoveries.

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Silver recoveries from the transitional material were variable and ranged from 25.0% to 84.2% (48.6% average). Silver recoveries tended to be higher on average (52%) for the higher sulfide grade PFS composites compared to the lower sulfide grade PEA composites (40% average). Silver recoveries were not strongly correlated with sulfide sulfur grade.

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Table 13-8: Bottle Roll Tests, Florida Mountain Oxide Core Composites, P80 1.7 mm Feed Size, 96 Hour Leach at 40% Solids and 1.0 g NaCN/L

(MLI PEA and PFS Testing)

Sample Description							Au Rec %	Head Grade g Au/mt	Ag Rec %	Head Grade g Ag/mt	NaCN Cons kg/mt	Lime Added kg/mt
Area	Comp	Drill Hole	Interval, ft		Lith	%S
			From	To
Main-S. Central	4307-122	IFM18_001A	39	67	Tpr	0.04	89.4	0.47	62.5	16	0.24	1.1
Main-S. Central	4307-097	IFM18_001A	128	185	Tpr	0.02	69.1	0.68	53.7	67	0.23	1.3
Main-S. Central	4307-123*	IFM18_001A	128	185	Tpr	0.05	83.9	0.31	58.8	80	0.21	1.3
Main-S. Central	4307-126	IFM18_003	0	108	Tpr	0.04	83.6	0.73	37.5	8	0.16	1
Main-S. Central	4307-107	IFM18_010	58	108	Tpr	0.01	88	0.5	53.3	15	0	0.8
Main-S. Central	4307-129*	IFM18_010	58	108	Tpr	0.03	73.9	0.46	50	14	0.19	0.7
Main-S. Central	4307-108	IFM18_010	108	168	Tpr	0.01	91.1	0.45	46.2	13	0	0.8
Main-S. Central	4307-130*	IFM18_010	108	168	Tpr	0.09	75.5	0.53	47.7	44	0.14	1.8
Tip Top-South	4471-001	IFM19_073	67	87	Tpr	0.02	87.5	0.48	25	4	0.07	0.5
Tip Top-S. Central	4471-002	IFM19_071	171	192	Tpr	0.01	84.6	0.52	57.1	7	0.07	0.4
Tip Top-S. Central	4471-003	IFM19_071	283	303	Tpr	0.01	85.3	0.34	46.2	13	0.15	0.6
Tip Top-South	4471-004	IFM19_072	207	227	Tpr	0.01	87.1	0.31	22.2	9	0.15	0.7
Main-SE	4471-005	IFM19_057	17	36	Tpr	0.02	68.7	7.45	50	12	0.07	0.7
Main-SE	4471-006	IFM19_057	312	332	Tpr	0.32	87.3	0.55	35	20	0.07	1.3
Main-SW	4471-007	IFM19_056	202	222	Tpr	0.02	85.7	0.7	57.1	7	0.07	1.6
Main-SW	4471-008	IFM19_055	272	292	Tpr / Tql	0.02	81.5	0.27	66.7	9	0.15	0.8
Main-S. Central East	4471-009	IFM19_058	132	152	Tpr	0.02	90.9	0.44	40	5	0.07	0.5
Main-S. Central East	4471-010	IFM19_058	212	232	Tpr / Tutbx	0.03	89.7	0.29	14.3	7	0.07	0.7
Main-S. Central	4471-011	IFM19_060	25	47	Tpr	0.02	81.7	1.2	54.8	42	0.07	1
Main-S. Central	4471-012	IFM19_060	110	127	Tql	0.02	88.9	0.27	30	20	0.14	1
Main-S. Central	4471-013	IFM19_060	211	232	Tql	0.02	89.7	0.39	25	4	0.14	1.1
Main-N. Central	4471-014	IFM19_062	48	70	Tpr	0.03	72.9	0.7	65.5	58	0.15	0.9
Main-N. Central East	4471-015	IFM19_068	47	71	Tpr	0.02	89.6	0.67	25	4	0.14	0.5
Main-N. Central East	4471-016	IFM19_068	241	261	Tpr	0.01	89.3	0.84	40	5	0.14	0.8
Main-N. Central East	4471-017	IFM19_068	397	417	Tpr	0.02	97.2	1.08	25	4	0.14	0.9
Main North	4471-045	IFM19_065	19	75	Tpr	<0.01	91.7	0.12	80	15	0.15	1
		IFM19_066	38	72
Main North	4471-046	IFM19_050	66	182	Tpr/Kgd	<0.01	96.8	0.62	66.7	9	0.3	0.8
Main North	4471-047	IFM19_050	309	482	Tutbx	<0.01	94.4	0.18	87.5	24	0.08	0.9

 *Drill core composite included in column test composites that was a remake of an earlier assay reject (crushed drill core project) composite.

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Table 13-9: Bottle Roll Tests, Florida Mountain Transitional Core Composites, P80 1.7 mm Feed Size, 96 Hour Leach at 40% Solids and 1.0 g NaCN/L

(MLI PEA and PFS Testing)

Sample Description							Au Rec %	Head Grade g Au/mt	Ag Rec %	Head Grade g Ag/mt	NaCN Cons kg/mt	Lime Added kg/mt
Area	Comp	Drill Hole	Interval, ft		Lith	%S
			From	To
Main-S. Central	4307-096	IFM18-001	19	56	Tpr	0.01	82.7	1.27	44.0	25	0.15	1.4
Main-S. Central	4307-098	IFM18-001A	218	287	Tpr	0.23	40.6	0.96	33.3	3	0.07	1.0
Main-S. Central	4307-124*	IFM18-001A	218	268	Tpr	0.36	60.0	0.40	25.0	4	0.08	0.8
Main-S. Central	4307-101	IFM18-003	143	234	Tpr	0.02	85.7	0.70	35.3	17	0.15	1.2
Main-S. Central	4307-127*	IFM18-003	143	234	Tpr	0.04	89.7	0.78	27.3	22	0.24	1.2
Main-S. Central	4307-109	IFM18-010	168	228	Tpr/Tutbx	0.01	94.6	0.92	50.0	14	0.14	1.1
Main-S. Central	4307-131*	IFM18-010	168	228	Tpr	0.03	85.6	1.04	41.7	12	0.18	0.9
Main-S. Central	4307-112	IFM18-012	34	98	Tpr/Tql	0.02	93.0	1.15	38.9	190	0.29	1.2
Main-S. Central	4307-114	IFM18-025	33	88	Tpr	0.05	89.4	0.66	33.3	9	0.15	2.5
Main-S. Central	4307-115	IFM18-025	88	128	Tpr/Tql	0.05	86.9	0.61	54.3	116	0.67	1.2
Main-S. Central	4307-116	IFM18-026A	48	97	Tpr/Tql	0.03	87.2	1.95	57.3	124	0.29	1.3
Tip Top-S. Central	4471-018	IFM19_071	363	383	Tpr	0.06	88.0	0.75	72.7	11	0.07	0.6
Tip Top-South	4471-019	IFM19_072	282	302	Tpr	0.01	75.0	0.04	84.2	19	0.07	0.7
Tip Top-South	4471-020	IFM19_073	257	277	Tpr	0.75	67.4	0.43	50.0	6	0.15	0.5
Main-SE	4471-021	IFM19_057	369	390	Tpr	0.02	92.0	0.25	66.7	42	0.07	0.6
Main-SW	4471-022	IFM19_055	437	457	Tql	0.19	69.6	0.46	70.0	10	0.08	0.6
Main-Central	4471-023	IFM19_059	422	442	Tql/Tutbx	0.22	66.7	0.30	50.0	6	0.23	0.6
Main-Central	4471-024	IFM19_060	232	255	Tql	0.16	84.6	0.39	25.0	4	0.30	0.6
Main-Central	4471-025	IFM19_060	292	309	Tql	0.41	86.5	0.37	25.0	4	0.23	0.6
Main-S. Central East	4471-026	IFM19_053	137	157	Tql	1.09	78.3	0.23	57.1	7	0.30	0.6
Main-S. Central East	4471-027	IFM19_053	326	346	Tql	0.24	75.0	0.16	25.0	4	0.22	0.6
Main-S. Central West	4471-028	IFM19_054	167	187	Tql	0.95	79.4	0.68	78.8	66	0.37	1.1
Main-S. Central West	4471-029	IFM19_054	246	265	Tpr	0.03	83.3	0.42	69.6	69	0.15	1.3
Main-S. Central West	4471-030	IFM19_054	332	352	Tql	0.05	66.2	2.16	44.4	9	0.15	1.3
Main-N. Central E	4471-031	IFM19_061	217	237	Tql	0.69	58.7	0.46	40.0	5	0.22	0.6
Main-N. Central E	4471-032	IFM19_061	332	352	Tql	0.21	81.1	0.95	40.0	5	0.23	0.4
Main-N. Central E	4471-033	IFM19_062	70	90	Tpr	0.02	77.3	1.28	55.6	286	0.30	1.0
Main-N. Central E	4471-034	IFM19_062	232	252	Tql	1.24	56.3	0.32	44.4	9	0.23	0.6
Main North West	4471-035	IFM19_063	72	91	Tql	0.29	71.4	0.28	25.0	4	0.30	0.7
Main North West	4471-036	IFM19_063	136	157	Tpr	0.02	90.0	0.40	40.0	5	0.30	1.3
Main North West	4471-037	IFM19_063	257	277	Tql	0.38	65.6	0.32	50.0	6	0.15	0.7

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Sample Description							Au Rec %	Head Grade g Au/mt	Ag Rec %	Head Grade g Ag/mt	NaCN Cons kg/mt	Lime Added kg/mt
Area	Comp	Drill Hole	Interval, ft		Lith	%S
			From	To
Main N. Central	4471-038	IFM19_064	112	127	Tql	0.64	64.4	3.03	75.0	20	0.30	1.0
Main N. Central	4471-039	IFM19_064	209	224	Tpr	0.05	85.7	1.05	77.5	102	0.30	0.8
Main N. Central East	4471-040	IFM19_068	457	477	Tpr	0.31	65.2	0.46	25.0	4	0.22	0.8
Main-North East	4471-041	IFM19_066	458	478	Tpr	0.72	41.9	0.62	50.0	6	0.08	0.8
Main North	4471-042	IFM19_065	92	112	Tpr	0.22	47.1	2.55	50.0	10	0.37	1.0
Main North	4471-043	IFM19_065	277	297	Tuff/Tql	0.39	72.2	0.36	60.0	10	0.15	0.7
Main North	4471-044	IFM19_067	187	260	Tpr	0.19	97.0	0.33	57.1	7	0.30	1.3

    *Drill core composite included in column test composites that was a remake of an earlier assay reject (crushed drill core project) composite.

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Figure 13-3: Florida Mountain Bottle Roll Test Recoveries, Variability Composites

13.3.3.5 Florida Mountain Column Leach Testing

Seven column tests were conducted in support of the 2019 PEA using composites of 2018 drill core samples. A more extensive column testing program of 19 column tests was conducted in support of the PFS using composites of 2019 drill core samples. All column tests conducted for the PEA were run at a P80 12.7 mm feed size. Ten column tests conducted for the PFS study were run at a 50 mm feed size (10 tests), and eight tests were run at a P80 12.7 mm feed size. A single test was run on a transitional master composite of 2019 drill core samples after single-pass high-pressure grinding roll (HPGR) crushing to a finer feed size-77% passing 6.3 mm.

All column tests were conducted without agglomeration pretreatment. However, for pH control, they were conducted with hydrated lime (0.7 to 3.4 kg/t) blended with the feeds before leaching. Leaching conditions included solution application at a rate of 9.8 Lph/m2 at a cyanide concentration of 1.0 g NaCN/L for leach cycles ranging from 63 to 97 days for the PEA testing and from 81 to 240 days for the PFS testing. Tests were conducted to determine gold and silver recovery, recovery rate, and reagent consumptions under simulated heap-leaching conditions. A summary of column leach test results is presented in Table 13-10.

The Florida Mountain material was variable in response to simulated heap leaching treatment (column leaching). The oxide composites generally gave very high gold recoveries (89.6% average at P80 12.7 mm).  Gold recoveries from the transitional composites were variable, with the low sulfide (<0.1% S) transitional composites giving very high gold recoveries (similar to the oxides) and the elevated sulfide (0.1% to 0.5% S) transitional composites giving gold recoveries that ranged from about 60% to 80%. However, the low sulfide transitional composites in the PEA testing tended to be from shallower material and were all "Tpr" lithology composites. Most of the elevated sulfide transitional composites of the PFS testing tended to be from deeper material and were mostly "Tql" lithology composites.

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Column test silver recoveries from the P80 12.7 mm feeds were significantly lower and not as variable. Silver recoveries from the oxide composites ranged from 41.3% to 52.9% and averaged 47.6%. Silver recoveries from the transitional composites ranged from 26.3% to 54.5% and averaged 41.8%.

To optimize heap leach feed size, Integra directed the lab (MLI) to test eight select composites at both a P80 50 mm feed size and a P80 12.7 mm feed size. For the oxide composites, the 50 mm feed size tests were stopped before leaching was completed, after about 70 to 80 days of leaching. The corresponding 12.7 mm feed size tests were run to completion. Gold recovery rates tended to be slower at the coarser feed size. Comparing the rate data indicates that with sufficient leaching time, similar gold recovery would be achieved at both feed sizes. However, the silver recovery would be lower by ~ 10% at coarse size as compared to finer crush size. This indicates the potential to leach the Florida Mountain oxide material at a coarser feed size while maintaining the gold recovery levels achieved at 12.7 mm, albeit likely with moderately lower silver recoveries.

For the transitional material composites tested at both feed sizes, the results were less consistent. In some cases (e.g., composite 4471-052), a large decrease in gold and silver recovery would be expected from coarsening the crush size from 12.7 mm to 50 mm. In other cases (e.g., composite 4471-053), a similar ultimate gold recovery would be expected at the two feed sizes, with silver recovery expected to be substantially lower. These results indicate that the Florida Mountain transitional material is moderately to strongly sensitive to feed size for heap leach gold and silver recoveries and may require two to three stages of crushing for optimal heap leach recoveries.

A single master composite (4471-069) was prepared from the higher grade transitional column test composites (4471-053, 4471-055, and 4471-057) on a footage weighted basis. This composite was used for a column test at a finer feed size (77% passing 6.3 mm) after crushing by a single pass through pilot HPGR. The HPGR sample preparation was conducted at Kappes Cassidy & Associates (KCA) in Sparks, Nevada (KCA 2021). Column test results for the HPGR product showed a gold recovery of 73.3%, which was approximately the same as would be expected at the 12.7 mm feed size, based on column test results from the samples comprising this feed. The 63.6% silver recovery obtained from the HPGR product was about 12% higher than expected at a 12.7 mm feed size. Replicate testing would be required to confirm the indicated improvement in silver recovery, in part because of the low-grade nature of the composite (11 g Ag/t).

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Table 13-10: Column Leach and Bottle Roll Test Results, Florida Mountain PEA and PFS Testing

Comp	Area	Ox Class	Lith. Code	% S	Test	Feed Size (mm)		Time Days	Au Rec %	Head Grade g Au/mt	Ag Rec %	Head Grade g Au/mt	NaCN Cons. kg/mt ore	Lime Added kg/mt ore
PEA Testing - 2018 Drill Core Samples
4307-132	Main-S. Central	Transitional	Tpr/Tql	0.05	CLT	P80	12.7	63	91.3	0.92	43.3	67	1.29	1.0
					BRT	P80	1.7	4	86	0.86	47.8	136	0.28	1.1
4307-133	Main-S. Central	Transitional	Tpr/Tql	0.02	CLT	P80	12.7	97	85.5	0.69	39	59	3.08	0.7
					BRT	P80	1.7	4	80.9	0.47	37.5	16	0.11	0.8
4307-135	Main-S. Central	Non-Oxide	Tql/Tpr	0.8	CLT	P80	12.7	64	30	0.6	10	10	1.22	1.8
					BRT	P80	1.7	4	35.9	0.64	20	10	0.15	2.0
4307-136	Main-S. Central	Oxide	Tpr	0.05	CLT	P80	12.7	63	87.2	0.39	41.3	75	1.17	1.1
					BRT	P80	1.7	4	85.5	0.35	59.2	63	0.22	1.2
4307-137	Main-S. Central	Blend	Tpr/Kgd	0.23	CLT	P80	12.7	97	65.7	1.02	30	170	2.03	0.5
		(Trans / Non-Ox)			BRT	P80	1.7	4	75.4	0.53	19.1	121	0.17	0.6
4307-138	Main-S. Central	Blend	Tpr	0.04	CLT	P80	12.7	65	94.7	0.75	37.5	16	1.16	1.0
		(Trans / Ox)			BRT	P80	1.7	4	88.6	0.77	28.9	18	0.22	1.1
4307-139	Main-S. Central	Blend	Tpr/Tutbx	0.05	CLT	P80	12.7	65	90.2	0.61	26.3	19	1.18	1.0
		(Trans / Ox)			BRT	P80	1.7	4	82.6	0.78	44.8	28	0.16	1.4
PFS Testing - 2019 Drill Core Samples
4471-048	Main-N./Central	Oxide	Tpr/Tql	<0.01	CLT	P100	50	81	82.4	0.51	30.8	13	1.07	1.6
					CLT	P80	12.7	207	94.3	0.53	52.9	17	2.25	1.6
					BRT	P80	1.7	4	93.3	0.45	54.5	14	0.12	1.8
4471-049	Main-South	Oxide	Tpr/Tql	<0.01	CLT	P100	50	81	78.8	0.33	33.3	9	1.08	1.7
					CLT	P80	12.7	207	89.7	0.39	50	10	2.93	1.7
					BRT	P80	1.7	4	91.7	0.24	53.8	10	0.06	1.9
4471-050	Tip Top	Blend (Ox / Trans)	Tpr/Tql	0.02	CLT	P100	-50	70	80	0.25	23.1	13	0.8	1.4
					CLT	P80	12.7	175	87	0.23	46.2	13	1.59	1.4
					BRT	P80	1.7	4	90	0.2	40.6	14	0.07	1.6
4471-051	Main-North	Transitional	Tpr/Tql	0.06	CLT	P100	-50	240	59.3	0.27	20	10	1.9	3.1
					BRT	P80	1.7	4	55	1.11	40	9	0.26	3.4
4471-052	Main-N./Central	Transitional	Tql (Some Tpr)	0.36	CLT	P100	-50	179	46.6	1.03	24.5	49	1.47	1.5
					CLT	P80	12.7	179	73.6	1.1	50.9	55	2.86	1.5
					BRT	P80	1.7	4	69.8	1.26	61.6	64	0.07	2.4
4471-053	Main-N./Central	Blend (Trans / Non-Ox)	Tql/Tpr	0.39	CLT	P100	-50	215	66.7	0.36	42.1	19	1.48	1.5
					CLT	P80	12.7	147	67.4	0.43	54.5	22	1.71	1.5
					BRT	P80	1.7	4	77.3	0.22	69.6	30	0.2	1.9
4471-054	Main-North	Transitional	Tql (Some Tpr/Tuff/Tutbx)	0.25	CLT	P100	-50	148	43.2	0.44	40	5	0.96	2.3
					BRT	P80	1.7	4	72.4	0.29	61.3	8	0.13	2.5
4471-055	Main-South	Transitional	Tql (Some Ttb/Tpr)	0.51	CLT	P100	-50	148	48.8	0.43	38.5	13	1.33	1.7
					CLT	P80	12.7	186	71.2	0.73	54.5	11	2.98	1.7
					BRT	P80	1.7	4	78	0.41	64.6	10	0.27	1.9
4471-056	Main-South	Transitional	Tql/Tpr	0.14	CLT	P100	50	203	65.4	0.26	25	16	1.91	2
					CLT	P80	12.7	156	62.5	0.24	45.5	11	1.87	2
					BRT	P80	1.7	4	73.9	0.23	58.1	9	0.1	2.2
4471-057	Tip Top	Blend (Trans / Ox)	Tpr	0.17	CLT	P100	50	148	69.2	0.26	33.3	9	1.27	1.6
					CLT	P80	12.7	156	76	0.25	36.4	11	1.71	1.6
					BRT	P80	1.7	4	75	0.24	53.2	9	0.16	1.8
4471-065		Transitional	Blend	0.4	CLT	HPGR		126	73.3	0.45	63.6	11	1.36	1.6

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13.3.3.6 Florida Mountain Load/Permeability Testing

Select column leached residues (P80 12.7 mm) generated during the PEA and PFS testing were submitted to Geo-Logic in Sparks, Nevada for load/permeability tests (test procedure USBR 5600-89) to evaluate permeability of the leached material under expected commercial heap stack heights. Results showed generally high permeabilities over a range of simulated heap stack heights of up to 137 meters (McPartland 2022). These results demonstrate that the Florida Mountain oxide and transitional materials generally will not require agglomeration pretreatment for successful heap leaching at heap stack heights up to about 150 meters. Current size is P80 19 mm, which should result in the same or better permeability than the permeability evaluated at P80 12.7 mm in previous testing.

13.3.4 DeLamar and Florida Mountain Dump and Backfill Testing

In October 2022, Integra started a drilling program using sonic and reverse-circulation drills on the historic backfill and waste dumps at DeLamar and Florida Mountain. Material from the drill program was sampled and used for metallurgical testing. The historic backfill and waste dump material was classified into six areas: North DeLamar Backfill, Sommercamp Backfill, Waste Dump #1, Waste Dump #2, Jacob's Gulch Dump, and Tip Top Backfill. The Jacob's Gulch Dump and Tip Top Backfill are comprised of material removed from the Florida Mountain deposit. The other four areas are comprised of material removed from the DeLamar deposit. Composite samples from each area were developed for metallurgical testing. Averaged bottle roll test results and column testing results are shown in Table 13-11 below.

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Table 13-11: Summary Metallurgical Results, Heap Leach Tests, DeLamar and Florida Mountain Dump and Backfill Column Test Composites

Feed Size P80	Comp	Test Type	Leach/ Rinse Time, Days	Au Rec %	g Au/mt Ore				Ag Rec %	g Ag/mt Ore				Reagent Reqs. kg/mt ore
					Ext.	Tail	Calc. Head	Head Assay		Ext'd	Tail	Calc. Head	Head Assay	NaCN Cons.	Lime Added
DeLamar Waste Dump 1
1.7 mm	4876-318	BRT	4	76.9	0.20	0.06	0.26	0.20	33.3	6	12	18	21	0.32	4.3
12.7 mm	4876-318	CLT	81	81.0	0.17	0.04	0.21	0.20	31.8	7	15	22	21	0.99	4.5
DeLamar Waste Dump 2
1.7 mm	4876-319	BRT	4	82.4	0.14	0.03	0.17	0.19	29.2	7	17	24	22	0.25	4.2
12.7 mm	4876-319	CLT	81	83.3	0.15	0.03	0.18	0.19	40.0	8	12	20	22	1.01	4.5
North DeLamar Backfill
1.7 mm	4876-316	BRT	4	69.2	0.18	0.08	0.26	0.29	52.6	20	18	38	25	0.34	4.5
12.7 mm	4876-316	CLT	81	75.9	0.22	0.07	0.29	0.29	38.9	7	11	18	25	1.01	4.5
Sommercamp Backfill
1.7 mm	4876-317	BRT	4	76.2	0.16	0.05	0.21	0.21	40.0	6	9	15	14	0.42	6.9
12.7 mm	4876-317	CLT	81	76.2	0.16	0.05	0.21	0.21	38.5	5	8	13	14	1.05	7.0
Jacobs Gulch Dump
1.7 mm	4876-320	BRT	4	90.6	0.29	0.03	0.32	0.43	44.4	4	5	9	13	0.31	1.6
12.7 mm	4876-320	CLT	94	84.9	0.45	0.08	0.53	0.43	46.2	6	7	13	13	1.11	1.7
Tip Top Backfill
1.7 mm	4876-321	BRT	4	86.5	0.64	0.10	0.74	0.58	50.0	5	5	10	14	0.13	1.7
12.7 mm	4876-321	CLT	94	92.5	0.49	0.04	0.53	0.58	50.0	6	6	12	14	1.11	1.7

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With respect to gold recoveries, all six composites proved readily amenable to simulated heap leach cyanidation treatment. In 81 to 94 days of leaching in the columns, gold recoveries ranged from 75.9% to 92.5% and averaged 82.3%.

Gold recovery rates were relatively rapid for the Waste Dump #1 and Waste Dump #2, North DeLamar Backfill, and Sommercamp Backfill composites. Gold extraction was substantially complete in 20 days of leaching. Gold recovery rates for the Florida Mountain (Jacobs Gulch and Tip Top) composites were slower. Gold extraction from those composites was progressing at a slow rate when leaching was terminated after 87 days. A longer leach cycle would incrementally improve gold recoveries from these two composites. Silver recovery rates were slow for all six composites. Silver extraction was progressing slowly when leaching was terminated. Longer leaching cycles would incrementally improve silver recoveries, too.

Cyanide consumptions during these tests were moderate and ranged from 0.99 to 1.11 kg NaCN/mt. Commercial consumptions are expected to be substantially lower. The lime added before leaching for pH control ranged from 4.5 to 7.0 kg/mt for the Waste Dump #1 and Waste Dump #2 and North DeLamar and Sommercamp backfill composites, and was 1.7 kg/mt for the Jacobs Gulch Dump and Tip Top backfill composites.

The Waste Dump #1, Waste Dump #2, North DeLamar Backfill, and Sommercamp Backfill composites were successfully column leached after agglomeration pretreatment. Non-agglomerated tests on the Jacobs Gulch and FM Waste Dump were attempted but failed immediately upon irrigation. Those tests were successfully repeated after agglomeration pretreatment of the column feeds.

13.4 Forte Dynamics/Forte Analytical Testing 2024

Review of metallurgical testing and analysis performed in the PFS indicated there was no identified correlation between oxidation classifications and sulfide sulfur. However, the data did indicate the negative impact of sulfide sulfur on gold extraction. Therefore, Forte Analytical, LLC. (Forte Analytical) initiated metallurgical testing with the primary objective of developing the relationship between gold recovery and sulfide sulfur in the ore using bottle roll cyanidation tests. In addition, Static Diffusion (VAT) testing was undertaken to determine the kinetics and the diffusion rates for individual size fraction for the various ore types.

13.4.1 Bottle Roll Cyanidation Tests

Bottle roll test results were analyzed and grouped into several intervals of sulfide sulfur. The results are summarized in Table 13-12. Based on these results, oxide material is classified as sulfide sulfur less than 0.5%, transitional material as 0.5% and 1%, and non-oxide material greater than 1%.

Table 13-12: Summary of Bottle Roll Test Data for Gold and Silver as a Function of Sulfide Sulfur

Ss	Feed Au g/mt	Feed Ag g/mt	Extraction Au %	Extraction Ag %	NaCN Consumed, kg/mt
<0.1%	0.47	16.39	93.9	81.0	1.26
0.1%-0.3%	0.46	10.98	87.0	75.6	1.76
0.3%-0.4%	0.17	1.80	85.7	66.6	1.13
0.4%-0.5%	0.32	16.51	86.7	68.5	1.98
0.5%-0.7%	0.37	15.01	82.1	74.2	2.51
0.7%-1.0%	0.34	15.35	78.4	73.3	2.71

Following this conclusion, a detailed analysis of historical and current BRTs and CLTs recovery as a function of sulfide sulfur was developed by Forte to advance the project understanding of variable degrees of sulfide sulfur content and the respective impact on recovery. Figure 13-4 below shows the BRTs testing relationship of Au recovery as a function of sulfide sulfur, by oxidation. Figure 13-5 considers the same relationship but with Au CN/FA (cyanide amenability - fire assay ratio) vs sulfide sulfur by oxidation. Forte continued the analysis of sulfide into the CLT testing. Figure 13-6 below shows the similar relationship of sulfide sulfur content impact of Au recovery for CLTs.

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These graphs confirm the relationship developed by Forte for gold versus sulfide sulfur in the bottle roll tests.

Figure 13-4: Au Recovery % vs. Sulfide, by Oxidation

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Figure 13-5: Au CN/FA vs. Sulfide

Figure 13-6: Au Recovery vs. Sulfide Sulfur, CLT Testing

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This additional analysis and classification allowed for development of the respective recovery models and reagent consumptions for the oxide and transitional ores of the DeLamar and Florida Mountain deposits.

13.4.2 Diffusion VAT Testing

To check the diffusion rates calculated, testing was performed using diffusion VAT tests, which are individual sample sizes placed into individual containers to test the rate by a specific size and by oxidation. Testing was done on DeLamar and Florida Mountain composites selected for oxide and transitional ores but composited with several rock type/areas to represent a combined overall average for the DeLamar pits. Diffusion rates from the VATs were then compared to the diffusion rates calculated by the column testing. Diffusion rates corresponded to the average diffusion rates based on oxidation. The VAT test data is presented in the report titled Technical Memorandum Summarizing DeLamar Recovery Parameters (Forte 2025).

13.4.3 Column Test Projections

Projections were made of ultimate column test recoveries for each rock type, based on performing a simulated projection of asymptotic behavior of those recovery curves that did not achieve asymptotic behavior, which represented most of the tests due to shorter leaching duration within the laboratory column testing. These projections then serve as the basis of ultimate long-term recovery based on the diffusion rate of the individual ore types. For each column test, the PSD was broken down by the mass representation of the individual particle sizes, assumed to be spherical particles, to calculate the diffusivity of that rock type and alteration/oxidation, which is dependent upon the fractional microporosity and tortuosity of the pores which thereby defines the diffusion path length (shrinking core theory). Once the diffusion rate is determined based on the column test results with their respective PSD, any suite of PSDs can be then estimated with confidence based on respective rock type and alteration/oxidation. A crush size of P80 19 mm was selected as optimal for the project. Respective rate of recovery is based on each rock type's unique diffusion rate determined by the column tests projected to 1,000 days and discounted by 3% for commercial scale. Estimated recoveries and reagent consumptions for heap leaching of the DeLamar and Florida Mountain oxide and transitional material types are shown in Table 13-13. All CLT's for each area and by size and oxidation were averaged and are graphically presented in the recovery parameter technical memorandum (Forte 2025).

Expected heap leach gold recoveries for the oxide mineralization from both deposits (DeLamar and Florida Mountain) are consistently high (71% to 89%). Heap leach gold recoveries for the transitional mineralization are expected to average 73% for Florida Mountain and to range from 37% to 88% for the DeLamar deposit. Heap leach silver recoveries from the Florida Mountain oxide and transitional materials are expected to average 30% and 31%, respectively. Expected heap leach silver recoveries from the DeLamar material are highly variable (6% to 44%), but generally low. Because of elevated clay content, a significant portion of the DeLamar oxide and transitional mineralization will require agglomeration pretreatment using cement. None of the Florida Mountain heap leach material is expected to require agglomeration.

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Table 13-13: Heap Leach Recovery and Reagent Consumption Estimates

Heap Leach Recovery and Reagent Consumption Estimates (P80 19 mm)
Zone	Oxidation State	Au Rec %	Ag Rec %	NaCN (kg/mt)	CaO (w/cement) (kg/mt)	Cement (kg/mt)
DeLamar/DeLamar North	Oxide	80%	16%	0.42	0.00	2.80
DeLamar/DeLamar North	Transitional	71%	21%	0.61	0.00	5.20
Florida Mountain	Oxide	84%	30%	0.57	1.10	0.00
Florida Mountain	Transitional	61%	31%	0.83	1.29	0.00
Glen Silver	Oxide	68%	6%	0.61	0.00	4.00
Glen Silver	Transitional	37%	6%	0.79	0.00	4.00
Sommercamp	Oxide	88%	10%	0.41	0.66	0.00
Sommercamp	Transitional	59%	23%	0.27	2.52	2.80
South Wahl	Oxide	73%	29%	0.82	0.00	2.80
South Wahl	Transitional	44%	44%	0.62	0.00	4.00
Sullivan Gulch/Ohio	Oxide	84%	13%	0.76	0.00	2.80
Sullivan Gulch/Ohio	Transitional	52%	22%	0.62	0.30	2.80
North DeLamar	Dump/Backfill	71%	33%	0.45	0.30	4.00
Sommercamp	Dump/Backfill	69%	30%	0.58	2.52	2.80
Waste Dump 1	Dump/Backfill	71%	28%	0.45	0.30	4.00
Waste Dump 2	Dump/Backfill	76%	35%	0.56	0.30	4.00
Jacob's Gulch	Dump/Backfill	75%	32%	0.28	0.93	0.00
Tip Top	Dump/Backfill	83%	44%	0.37	0.96	0.00

13.5 DeLamar and Florida Mountain Recovery and Reagent Estimates

The authors reviewed and re-evaluated recovery and reagent consumption estimates used for the 2023 PFS study with further classification based on sulfide sulfur to determine oxide versus transitional ore. They used the reclassification of the BRTs and CLTs on the basis of sulfide sulfur to estimate recovery and reagent consumptions. Further analysis included diffusion vat testing by the established oxidation to determine respective leaching kinetics. As longer leaching cycles could have improved recovery in many of the column tests, the diffusion vats further support the estimated recovery that can be achieved with longer leaching.

13.5.1 Metallurgical Data Evaluation

Forte organized the PEA, PFS, and post-PFS metallurgical test data by pit area and alteration/oxidation, primarily oxide and transitional ore, and separated the DeLamar pit into ten (10) separate areas: North DeLamar oxide, North DeLamar transitional, Glen Silver oxide, Glen Silver transitional, Sommercamp oxide, Sommercamp transitional, South Wahl oxide, South Wahl transitional, Ohio oxide, and Ohio transitional. The Florida Mountain pit was separated into oxide and transitional oxidations. The dump and backfill material were separated into 6 classifications based on location: North DeLamar backfill, Sommercamp backfill, Waste Dump 1, Waste Dump 2, Jacob's Gulch, and Tip Top.

Leaching kinetic profiles, based on metallurgical testing, were developed based on the variable total Au/Ag recovery rate as a function of time.

Based on column testing and diffusion VAT testing, recovery curves were developed using the recovery equation below.

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Where:

  = Ultimate recovery by type (%)
  = Extraction rate parameter
  = Extraction rate parameter
  = Elapsed time (days)

The curve fitting models use diffusion theory by particle size distribution and shrinking core theory to create a fraction extraction curve. This curve is designed to represent the rate of extraction of each area and oxidation. Ultimate recovery is based on 1,000-day recovery and discounted 3% for commercial scale. Table 13-14 below shows the recovery parameters for each rock type at 1,000 days based on P80 of 19 mm. Also shown is the recovery for P80 of 50mm, as the in-heap pond and the first two lifts of the heap leach pad would be coarser size for geotechnical stability and hydrologic performance for pumping of pregnant solution to the process plant (Merrill Crowe). These projections are further described in the recovery parameters technical memorandum (Forte 2025).

Table 13-14: Recovery Parameters

		Secondary Crush P80 50 mm		Secondary Enhanced P80 19 mm
Ore Type	Curve Parameters	Au	Ag	Au	Ag
NDLM Oxide (DeLamar)	a	0.718	0.156	1.316	0.264
	b	-0.895	-0.891	-0.964	-0.952
	Ult	80%	16%	81%	16%
	Ult (1,000 day)	80%	16%	81%	16%
NDLM Trans (DeLamar)	a	0.376	0.111	0.778	0.187
	b	-0.827	-0.877	-0.943	-0.949
	Ult	71%	22%	72%	33%
	Ult (1,000 day)	71%	21%	72%	32%
GS Oxide	a	0.145	0.095	0.534	0.137
	b	-0.674	-0.926	-0.871	-0.969
	Ult	70%	6%	71%	13%
	Ult (1,000 day)	68%	6%	71%	13%
GS Trans	a	0.129	0.054	0.222	0.092
	b	-0.882	-0.874	-0.946	-0.947
	Ult	37%	6%	44%	23%
	Ult (1,000 day)	37%	6%	44%	23%
SC Oxide	a	0.35	0.069	0.363	0.115
	b	-0.992	-0.868	-0.997	-0.954
	Ult	88.00%	9.70%	89.00%	10.70%
	Ult (1,000 day)	87.70%	9.50%	88.80%	10.60%
SC Trans	a	0.028	0.25	0.028	0.25
	b	-0.995	-2	-0.995	-2
	Ult	61%	23%	63%	24%
	Ult (1,000 day)	59%	23%	60%	24%
SW Oxide	a	0.219	0.05	0.462	0.095
	b	-0.801	-0.832	-0.929	-0.929
	Ult	74.00%	30.30%	82.00%	31.30%
	Ult (1,000 day)	73.00%	29.20%	81.70%	30.90%

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		Secondary Crush P80 50 mm		Secondary Enhanced P80 19 mm
Ore Type	Curve Parameters	Au	Ag	Au	Ag
SW Trans	a	0.049	0.05	0.055	0.095
	b	-0.993	-0.832	-0.997	-0.929
	Ult	45%	46%	46%	52%
	Ult (1,000 day)	44%	44%	45%	52%
SG/O Oxide	a	0.189	0.05	0.439	0.095
	b	-0.862	-0.832	-0.96	-0.929
	Ult	85%	13%	86%	14%
	Ult (1,000 day)	84%	13%	86%	14%
SG/O Trans	a	0.028	0.25	0.028	0.25
	b	-0.995	-2	-0.995	-2
	Ult	54%	22%	57%	24%
	Ult (1,000 day)	52%	22%	55%	24%
FM Oxide	a	0.113	0.036	0.183	0.044
	b	-0.937	-0.99	-0.969	-0.996
	Ult	85%	31%	86%	40%
	Ult (1,000 day)	84%	30%	86%	39%
FM Trans	a	0.022	0.052	0.152	0.083
	b	-0.886	-0.938	-0.934	-0.972
	Ult	65%	32%	68%	36%
	Ult (1,000 day)	61%	31%	67%	36%
NDLM (Backfill)	a	0.092	0.014	0.097	0.015
	b	-0.983	-0.984	-0.994	-0.994
	Ult	71%	35%	73%	36%
	Ult (1,000 day)	71%	33%	72%	34%
Sommercamp	a	0.061	0.005	0.064	0.005
	b	-0.983	-0.971	-0.994	-0.994
	Ult	70%	36%	72%	38%
	Ult (1,000 day)	69%	30%	70%	32%
WD1 (Stockpile)	a	0.023	0.008	0.024	0.009
	b	-0.983	-0.984	-0.994	-0.994
	Ult	74%	31%	76%	33%
	Ult (1,000 day)	71%	28%	73%	30%
WD2	a	0.145	0.033	0.153	0.035
	b	-0.982	-0.983	-0.994	-0.994
	Ult	77%	36%	79%	38%
	Ult (1,000 day)	76%	35%	78%	37%
Jacob's Gulch	a	0.022	0.003	0.022	0.003
	b	-0.983	-0.984	-0.983	-0.995
	Ult	78%	42%	80%	44%
	Ult (1,000 day)	75%	32%	77%	37%
Tip Top (Backfill)	a	0.037	0.026	0.039	0.027
	b	-0.984	-0.983	-0.995	-0.994
	Ult	86%	46%	87%	47%
	Ult (1,000 day)	83%	44%	85%	46%

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13.6 DeLamar and Florida Mountain Mill Testing

This report focuses on the oxide and transitional ore only from DeLamar and Florida Mountain deposits.  Previous technical reports included analysis on the resource and reserve for milling of sulfide ore (PFS testing), and is summarized below.

The mill testing was conducted at McClelland in multiple stages, primarily on non-oxide material types.  Direct agitated cyanide leaching was evaluated at feed sizes ranging from 80% -75 microns (200 mesh) to 80% -10 microns to evaluate gold and silver liberation characteristics and the potential for very fine or ultra-fine regrinding of flotation concentrate followed by agitated cyanidation.

The report by Wickens (2020) summarized all testing to December 2020 on DeLamar and Florida Mountain samples at McClelland. The metallurgical testing was described as Test Series 1 through 13 in Wickens (2020).  Testing related to flotation and flotation concentrate processing conducted through December 2020 was described as Test Series 13, 14 and 18 through 21 in Wickens (2020). Those test series designations are mentioned here where appropriate for ease of reference.  Mill testing conducted at McClelland in 2021 as part of the metallurgical testing program was described in a separate report (McPartland, 2021d) and in the summary report (McPartland, 2022). Optimized flotation testing including evaluating ore variability is presented in a 2023 report (McPartland, 2023a).

13.7 Summary Statement

The developed recovery rate curves of the eighteen differing ore types were entered into a dynamic heap leach model for estimating the metal production over time. The heap leach model included stacking plans and leaching plans that capture the changes over time as the heap leach pads develop. The estimated metal production was used in the economic model and evaluation.

The following conclusions are drawn from the study:

1.) An improved classification of oxide material (<0.5%SSulfide), transitional material (0.5% to 1% Sulfide Sulfur), and non-oxide material (>1% Sulfide Sulfur) was developed for the project.

2.) Recoveries were projected for longer leach times for oxide (71% to 89%) and transitional ore (average 73%) for gold for the DeLamar and Florida Mountain prospects. The silver recoveries for oxide and transitional ore for Florida Mountain are expected to average 30% for oxide ore and 31% for transitional ore. The expected silver recoveries for DeLamar material are highly variable (6% to 44%).

3.) The optimum crush size will be P80 of 19 mm, which will only require a two-stage crushing circuit, thereby reducing capital cost for the project.

4.) A significant portion of DeLamar ore will require agglomeration pretreatment using cement due to elevated clay content.

The qualified persons for this section have reviewed all metallurgical data and recovery information. They believe that the data and analyses are appropriate and adequate for the evaluation of this project. The data and results may be used for economic analyses in feasibility studies.

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14. MINERAL RESOURCE ESTIMATES

14.1 Introduction

The updated mineral resource estimations for the DeLamar project, which include resources of the DeLamar and Florida Mountain areas, were completed for public disclosure in accordance with the guidelines of NI 43-101. The mineral resources were estimated under the supervision of Mr. Bickel, a qualified person with respect to mineral resource estimations under NI 43-101. Mr. Bickel is independent of Integra by the definitions and criteria set forth in NI 43-101. There is no affiliation between Mr. Bickel and Integra except that of independent consultant-client relationships.

This report presents updated gold and silver resources for the DeLamar and Florida Mountain deposits that have an effective date of December 8, 2025, the date the final economic parameters applied to the resource pit optimizations were defined by RESPEC and Integra.

The DeLamar project resources are classified in order of increasing geological and quantitative confidence into Inferred, Indicated, and Measured categories in accordance with the "CIM Definition Standards - For Mineral Resources and Mineral Reserves" (2014) and therefore NI 43-101. CIM mineral resource definitions are given below, with CIM's explanatory text shown in italics:

14.1.1 Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity, and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling.

Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors. The phrase 'reasonable prospects for eventual economic extraction' implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. The Qualified Person should consider and clearly state the basis for determining that the material has reasonable prospects for eventual economic extraction. Assumptions should include estimates of cutoff grade and geological continuity at the selected cut-off, metallurgical recovery, smelter payments, commodity price or product value, mining and processing method and mining, processing and general and administrative costs. The Qualified Person should state if the assessment is based on any direct evidence and testing.

Interpretation of the word 'eventual' in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage 'eventual economic extraction' as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

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14.1.2 Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

14.1.3 Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling, and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.

14.1.4 Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

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Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

14.1.5 Modifying Factors

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

14.2 DeLamar Project Data

Mr. Bickel estimated the DeLamar project gold and silver resources using drill data generated by Integra as well as the data derived from the exploration programs of the various historical operators discussed in Section 10. Integra provided this information, which includes data derived from RC, conventional rotary, diamond-core, and sonic drill holes, current topography, historical documentation of the as-mined open-pit topographies, cross-sectional lithological and structural interpretations, and documentation of historical underground workings.

14.2.1 Drill-Hole Data

The historical project data utilized mine-grid coordinates, a local grid system in Imperial units developed in the early 1970s and used throughout the life of the DeLamar project's historical open-pit mining operations. The original down-hole drill intervals were in feet, and the gold and silver analyses were primarily reported in ounces per ton. In 2018, Integra (with RESPEC's assistance) completed a LiDAR aerial survey of the entire DeLamar project area, obtained historical survey data in both mine-grid and real-world coordinates, and transformed the drill-hole locations into UTM Zone 11 NAD 83 coordinates. Integra and RESPEC then converted all project down-hole drill depths, assays, and geologic logging intervals into metric units.

As discussed in Section 10.7, Mr. Bickel excluded drill intervals with sample quality issues, including poor sample recoveries, and down-hole contamination from use in the resource estimation. In addition, sample intervals of colluvial materials were either explicitly excluded from the gold-and silver-domain modeling described below, as was common at the DeLamar deposit, or tagged for exclusion directly in the project databases, as was the case for both the DeLamar and Florida Mountain database. The excluded colluvial sample intervals are commonly mineralized, especially at Florida Mountain, where significantly mineralized colluvium was frequently intersected in the top few meters of drill holes. Mr. Bickel also excluded a condemnation, metallurgical, and geotechnical drillholes from 2022,2023, and 2025 from the resource database. He reviewed the data from these drillholes and determined that their addition to the database would not result in any material changes to the mineral resources.

After verifying the historical data, RESPEC constructed resource databases for the DeLamar and Florida Mountain areas. Historical drill-hole gold and silver values used in the current resource estimations were prioritized as follows: fire assays by outside labs were given top priority, followed by fire assays by the on-site mine lab, with mine-lab AA gold analyses prioritized only where no other data were available. Certain low-precision gold analyses and all mine-lab AA silver assays were identified, flagged in the resource databases, and not used in the estimation of the project resources (see Section 12).

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14.2.2 Topography

Integra provided RESPEC with project-wide elevation data from their LiDAR survey, which RESPEC used to create digital topographic surfaces for both the DeLamar and Florida Mountain deposit areas. These current topographic surfaces reflect post-mining reclamation, including re-contouring of waste dumps and the partial backfilling of many of the open pits.

Integra also provided RESPEC with original historical paper plots of final post-mining topographies of the historical open pits at both the Florida Mountain and DeLamar areas. RESPEC used these paper plan maps to create digital "as-mined" topographic surfaces that encompass the areas of historical open-pit mining. Based on other historical data, including blast-hole information, and the current topography derived from the LiDAR survey and Integra's drilling through backfilled areas, Mr. Bickel believes the modeled as-mined surfaces reasonably represent the volumes mined during the historical open-pit operations.

14.3 Modeling of Historical Underground Workings

Integra provided RESPEC with three-dimensional digital linework created by Kinross that represents historical drifts, crosscuts, and developmental workings in the DeLamar area. This modeling by Kinross, which was based on historical records reviewed by the authors, indicates that the historical underground workings in the DeLamar area lie almost entirely inside of the historical North DeLamar and Sommercamp open pits. However, the drifts along the mined vein structures and related developmental winzes were useful in the modeling of the unmined gold and silver resources lying below and adjacent to the pits, as they provided evidence of the strikes and dips of the mined mineralized structures.

Historical drifts, cross cuts, winzes, shafts, stopes, and other underground workings at Florida Mountain are documented by a series of original hand-drafted level plans, long sections, and cross sections in Integra's possession that date from the late 1800s and early 1900s. RESPEC used these drawings to create three-dimensional digital models of the underground workings and stopes, despite the dearth of information about stope widths. While these drawings probably don't include all historical underground mining that took place at Florida Mountain, there is good evidence that the drawings show a high percentage of the stopes from the Black Jack-Trade Dollar workings.

14.4 Geological Modeling

Integra completed digital lithological and structural interpretations on cross sections that span the extents of the Florida Mountain and DeLamar resource areas which were used as the geologic framework for detailed modeling of mineralization. RESPEC used these cross sections as the base for modeling the gold and silver mineral domains discussed in Section 14.8.1. Lithological contacts that influenced the distributions of the gold and silver mineralization and faults modeled on sections by Integra and high-angle mineralized zones modeled by RESPEC were represented as three-dimensional wireframe surfaces that served as guides for the detailed modeling of the gold and silver mineralization this is a foundation of the estimation of the project mineral resources.

14.5 Deposit Geology Pertinent to Resource Modeling

The DeLamar area mineralization is predominantly influenced by moderate- to high-angle zones of higher-grade mineralization and the much larger volumes of lower-grade mineralization that halo the higher-grade zones. In some areas, moderately dipping mineralization flattens upwards to the northeast, although large portions of these more shallowly dipping zones of mineralization were mined in the historical operations. The mineralization is overwhelmingly hosted in the felsic volcanic units that lie above the lower basalt and below the banded rhyolite. While only minor mineralization has been drilled within the lower basalt, low-grade mineralization does occur locally within the banded rhyolite that lies in the uppermost portions of the felsic package.

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The gold and silver mineralization drilled to date at Florida Mountain also occurs primarily within felsic volcanic units which overlie the Cretaceous granodiorite. The granodiorite hosts most of the high-grade veins that were the focus of the historical underground mining at Florida Mountain, although the Trade Dollar vein was mined into the felsic package locally through to the present-day surface. The Florida Mountain mineralization that comprises the current resources occurs along multiple, broad, north- to north-northwest-striking zones straddling the contacts of rhyolitic intrusive necks that intrude the felsic volcanic units. From west to east, these zones are centered on the historical Ontario, Tip Top, Arcuate, Alpine, Stone Cabin, and Trade Dollar-Black Jack mining and exploration areas. Each of these mineralized zones are comprised of complex networks of thin, interweaving mineralization that forms what can be considered large-scale stockwork zones. Taken as a whole, these zones formed bulk-mineable bodies. From the intrusive rhyolite necks, these zones blossom outwards and upwards towards the surface and collapse inward towards the rhyolite necks at deeper levels in the felsic volcanic package. The continuations of the mineralization into higher-grade, more discrete zones at depth, especially into the granodiorite, are presently being explored as potentially mineable underground targets.

Mr. Bickel reviewed the distribution of the silver mineralization intersected in drilling carefully to discern the presence (or absence) of potential supergene-enriched zones that would be relevant to the resource modeling-especially in the silver-rich DeLamar area. He identified only a few limited areas that suggest possible supergene enrichment, but the evidence is not conclusive. Several historical reports state that secondary enrichment of silver probably occurred on a limited scale, although the evidence cited is restricted to the presence of cerargyrite. Therefore, no supergene zones were modeled and used in the estimation of mineral resources due to inconclusive evidence.

14.6 Oxidation Modeling

Integra comprehensively logged oxidation in the historical RC and rotary holes using the chipboards present at the project site, combined that information with oxidation logging of Integra RC chips and drill core, and added the oxidation data to the project databases. While earlier resource modeling relied almost exclusively on visual logging codes, there is now sufficient Integra drilling to incorporate chemical analyses pertinent to oxidation state into the modeling. The relevant chemical data include cyanide-leach analyses of drill-sample pulps, ICP sulfur data, and limited LECO sulfur speciation data. The cyanide-leach analyses were used to calculate cyanide-leach-gold-to-fire-assay-gold (CN/FA) ratios.

Based on the visual logging of oxidation state and the chemical data, RESPEC created wireframe solids of oxide and sulfide zones. The resultant solids were used to code the DeLamar and Florida Mountain block models. RESPEC assigned a "transition" code to those model blocks lying on an oxidation spectrum between oxide or sulfide. "Transition" oxide blocks are those comprised of oxide, partially oxidized, and sulfide materials that lack continuity to be modeled separately.

Despite the addition of the chemical data with Integra's new holes, the visual logging codes are still the dominant input to the modeling of oxidation state. To evaluate the accuracy of the logging, RESPEC requested Integra to send a large batch of Integra drill-sample pulps for cyanide-leach assay. These sample pulps were from holes drilled prior to the now routine cyanide-leach analyses of all samples within mineralized zones. Therefore, they lacked cyanide-leach assays. The incorporation of this new cyanide-leach data led to small expansions of the previously modeled transition zones at the expense of previously modeled sulfide zones. While the impacts were small, they indicate that the modeling of sulfide materials at the transition/sulfide boundary tends to slightly overstate the sulfide materials in areas lacking chemical data pertinent to the assignment of oxidation states.

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The coding of oxidation states in the DeLamar and Florida Mountain models determines the potential processing option for each block in each model-which in turn determines the resource cutoff grade that applies to each block (discussed further below).

The CN/FA ratios indicate that there are areas of transition materials within the modeled sulfide zone at the Sullivan Gulch portion of the DeLamar area. However, there are insufficient CN/FA ratio assays to model these zones confidently. These unmodeled transition materials are probably related to fault zones through which oxygenated meteoric waters percolated and partially oxidized otherwise sulfide zones.

14.7 Density Modeling

RESPEC reviewed a number of references to density values in the available historical records. These datasets are generally only partially documented. Many lack a description of the density determination methods used. Although the methodologies employed are often unclear, the records indicate density determinations were done by a variety of methods-water displacement, water immersion, volume/weight, and nuclear methods.

RESPEC compiled the data from two of the more completely documented historical specific gravity (SG) studies of DeLamar area samples. The 13 measurements yielded an average SG of 2.31. A total of 12 historical SG determinations from Florida Mountain drill core compiled by RESPEC average a SG of 2.41. Historical DeLamar and Florida Mountain resource and reserve estimations undertaken during the open-pit operations most commonly used a global tonnage factor (mineralized and unmineralized rock) of 13.5 ft3/ton, which equates to an SG of 2.37. The historical open-pit operation used a wet density of 13.5 ft3/ton throughout the life of the mine to determine mill-feed tonnages and waste. Based on various measurements, the mine assumed 7.5% moisture in the mined materials at DeLamar and 6% at Florida Mountain. These values equate to global (dry) SGs of 2.21 for DeLamar and 2.24 for Florida Mountain.

Integra routinely measured the SG of selected samples of its drill core using the water immersion method. The resulting SG datasets, comprised of over 1,500 SG determinations from the DeLamar resource area and more than 3,400 at Florida Mountain, were statistically evaluated by the presence or absence of gold and/or silver mineralization, oxidation state, and lithology. Table 14-1 and Table 14-2 show the SG values used in the resource estimations of the DeLamar and Florida Mountain deposits (see Section 14.8.1). Mineralized SG samples are those lying within the gold and/or silver mineral domains that constrain the resource estimations.

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Table 14-1: DeLamar Area Specific Gravity Values Assigned to Resource Model

Type	Lithology	Oxide	Transition	Sulfide	No Ox Coding
Mineralized	All	2.34	2.50	2.55	-
Unmineralized	Colluvium	1.70	1.70	1.70	-
	Banded Rhyolite	2.22	2.22	2.22	-
	Sediments	1.84	1.84	2.02	1.84
	Porphyritic Rhyolite	2.20	2.35	2.35	2.28
	Tuff Breccia	2.15	2.15	2.22	-
	Quartz Latite	2.45	2.45	2.45	-
	Porphyritic Latite	2.38	2.38	2.38	-
	Lower Basalt	2.26	2.26	2.52	2.26
	Unassigned	-	-	-	2.34

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Table 14-2: Florida Mountain Area Specific Gravity Values Assigned to Resource Model

Type	Lithology	Oxide	Transition	Sulfide	No Ox Coding
Mineralized	All	2.42	2.48	2.48	-
Unmineralized	Stockpiles	1.75	1.75	1.75	-
	Rhyolite 1	2.33	2.33	2.33	-
	Rhyolite 2	2.30	2.46	2.49	-
	Rhyolite 3	2.48	2.48	2.48	-
	Rhyolite 4	2.41	2.45	2.45	-
	Sediments-Tuff	2.48	2.48	2.48	-
	Tuff	2.43	2.43	2.36	-
	Quartz Latite	2.38	2.46	2.46	-
	Lower Basalt	2.60	2.60	2.60	-
	Granodiorite	2.59	2.59	2.59	-
	Unassigned	2.40	2.45	2.45	-

Where there is sufficient data, SG values tend to increase from oxide to transition to sulfide zones, which is at least partly due to decreasing effects of weathering (oxidation). The raw data also suggests SG may increase slightly as metal grades increase, but the quantity of data is insufficient to be confident in this conclusion.

Mr. Bickel assigned a specific gravity value of 1.70 to backfill/stockpile materials at DeLamar. He assigned a specific gravity value of 1.75 to backfill/stockpile materials at Florida Mountain. The slightly higher SG at Florida Mountain accounts for the higher rock SGs in that area.

14.8 DeLamar Area In Situ Gold and Silver Modeling

14.8.1 Mineral Domains

A mineral domain encompasses a volume of rock that is ideally characterized by a single, natural grade population of a metal that occurs within a specific geologic environment. To define the mineral domains at the DeLamar project, RESPEC first identified the natural gold and silver populations on population-distribution graphs that plot the gold-grade and silver-grade distributions of all drill-hole assays in the DeLamar area. This analysis led to the identification of low-, medium-, and high-grade populations for both gold and silver. Ideally, each of these populations are correlated with specific geologic characteristics captured in the project database, which can be used to interpret the bounds of the gold and silver mineral domains. Table 14-3 lists the approximate grade ranges of the low-grade (domain 100), medium-grade (domain 200), and higher-grade (domain 300) domains.

Table 14-3: Approximate Grade Ranges of DeLamar Area Gold and Silver Domains

Domain	g Au/t	g Ag/t
100	~0.15 to ~1	~5 to ~30
200	~1 to ~6	~30 to ~200
300	> ~6	> ~200

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RESPEC modeled the DeLamar gold and silver mineral domains by interpreting silver, followed by gold, polygons on a set of vertical, 30-meter spaced, northwest-looking cross sections (Az. 320°) that span the presently drilled extents of the deposit. RESPEC interpreted the mineral domains using the gold and silver drill-hole assay data, associated drill-hole lithologic codes, documented descriptions of the mineralization, the historical underground workings, and Integra's geological cross sections.

Integra's lithologic, structural, and mineralization cross sections aided RESPEC's mineral-domain modeling. Integra's cross sections and their closely spaced drilling throughout the resource area were critical to RESPEC's high-confidence modeling of the mineral domains.

The low-grade gold and silver domains (the "100" domains) generally encompass relatively extensive southwest-dipping bodies within the various felsic volcanic units between the banded rhyolite and the lower basalt. Restricted, moderately to steeply dipping zones of mineralization in the mid-grade (domain "200") and higher-grade (domain "300") domains occur within the broad extents of the lower-grade mineralization.

In areas where all volcanic units from the lower basalt to the flow-banded rhyolite were preserved, the higher-angle mineralization often bends into approximate parallelism with the basal contact of the flow-banded rhyolite. The domain 200 and 300 mineralization then extends laterally in a northeasterly direction along or close to this contact. The portions of the DeLamar deposit in which the high-grade domain occurs, both in the high-angle zones and, most importantly, the lower-angle zones below the flow-banded rhyolite, were preferentially mined during the historical open-pit operations. Therefore, few of such shallow occurrences of the low-angle high-grade zones remain. The most important example of mining in areas where the contact zone had been eroded is at the Sommercamp pit, where all but a few erosional remnants of the lower-angle mineralization were present prior to mining. In this case, the higher grades and frequency of the high-angle mineralization were sufficient to warrant its extraction.

Integra modeled the lower contact of the banded rhyolite, and the faults that are evidenced by its displacements. RESPEC used this contact and the faults extensively in mineral-domain modeling. RESPEC typically modeled the steeply dipping high-grade zones not associated with faults recognized by Integra as having steep southwesterly dips, which is consistent with historical underground stopes in the Sommercamp and North DeLamar areas.

The main DeLamar area mineralization, which includes the entire area of historical mining, extends continuously over a northwest strike extent of about three kilometers, a maximum northeast-southwest width of 1.2 kilometers, and an elevation range of 570 meters. The Milestone portion of the DeLamar mineralization, which lies about three-quarters of a kilometer northwest of the northwesternmost extents of the main DeLamar area, adds an additional 640 meters of strike to the resource modeling.

Cross sections showing examples of the modeled in-situ gold and silver mineral domains for the Sullivan  Gulch and Glen Silver-South Wahl areas of the resources are shown in Figure 14-1 through Figure 14-4. The final cross-sectional gold and silver mineral-domain polygons were projected horizontally to the drill data within each sectional window, and these three-dimensional polygons were then sliced horizontally at six-meter elevation intervals that match the mid-block elevations of the resource block model. The slices were used to create a new set of mineral-domain polygons for both gold and silver on level plans at six-meter vertical spacings. Level plans were used due to the predominance of moderately to steeply dipping mineralization, especially in medium- and high-grade domains.

Wireframe surfaces of faults, high-angle mineralized structures, and important lithologic contacts that focus or terminate mineralization were used to assist in the rectification of the mineral domains on long sections and level plans. The completed level-plan mineral-domain polygons serve to rectify the gold and silver domains to the drill-hole data at the scale of the block model.

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Figure 14-1: Cross Section 1230 NW Showing Gold Domains at Sullivan Gulch

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Figure 14-2: Cross Section 1230 NW Showing Silver Domain at Sullivan Gulch

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Figure 14-3: Cross Section 2790 NW Showing Gold Domains at Glen Silver and South Wahl

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Figure 14-4: Cross Section 2790 NW Showing Silver Domains at Glen Silver and South Wahl

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14.8.2 Assay Coding, Capping, and Compositing

RESPEC coded drill-hole gold and silver assays to the gold and silver mineral domains using their respective cross-sectional polygons. RESPEC determined assay caps by the inspection of population distribution plots of the coded assays grouped by domain to identify high-grade outliers that might warrant capping and evaluated the distribution plots for the possible presence of multiple grade populations within any of the domains. Descriptive statistics of the coded assays by domain and visual reviews of the spatial relationships of the possible outliers and their potential impacts during grade interpolation were also considered in the definition of the assay caps (shown in Table 14-4).

Each model block was coded to the volume percentage of each of the three modeled domains for both gold and silver, as discussed below. Volumes of blocks that were not entirely coded to the low-, mid-, and higher-grade mineral domains for either or both metals were assigned to domain "0" and were estimated using assays lying outside of the modeled domains. Table 14-4 shows the gold and silver assay cap applied to each of the domains.

Table 14-4: DeLamar Area Gold and Silver Assay Caps by Domain

Domain	g Au/t	No. of Samples Capped (% of samples)	g Ag/t	No. of Samples Capped (% of samples)
0	1	74 (<1%)	150	8 (<1%)
100	2.5	36 (<1%)	125	15 (<1%)
200	6	14 (<1%)	200	59 (<1%)
300	40	8 (3.0%)	1,325	29 (1.5%)

Table 14-5 provides descriptive statistics of the capped and uncapped coded assays for gold. Table 14-6 provides descriptive statistics of the capped and uncapped coded assays for silver.

Table 14-5: Descriptive Statistics of DeLamar Area Coded Gold Assays

Domain	Assays	Count	Mean (g Au/t)	Median (g Au/t)	Std. Dev.	CV	Min. (g Au/t)	Max. (g Au/t)
0	Au	47,890	0.07	0.04	0.46	6.45	0.00	102.86
	Au Cap	47,890	0.07	0.04	0.10	1.41	0.00	1.00
100	Au	35,113	0.36	0.30	0.26	0.71	0.00	9.70
	Au Cap	35,113	0.36+	0.30	0.23	0.64	0.00	2.50
200	Au	4,437	1.70	1.34	1.31	0.77	0.00	46.29
	Au Cap	4,437	1.68	1.34	1.06	0.63	0.00	6.00
300	Au	269	14.58	9.19	26.51	1.82	0.21	368.64
	Au Cap	269	12.25	9.19	8.25	0.67	0.21	40.00
100+200+300	Au	39,819	0.61	0.34	2.54	4.20	0.00	368.64
	Au Cap	39,819	0.59	0.34	1.31	2.24	0.00	40.00

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Table 14-6: Descriptive Statistics of DeLamar Area Coded Silver Assays

Domain	Assays	Count	Mean (g Ag/t)	Median (g Ag/t)	Std. Dev.	CV	Min. (g Ag/t)	Max. (g Ag/t)
0	Ag	34,194	2.34	0.69	9.40	4.02	0.00	790.97
	Ag Cap	34,194	2.29	0.69	7.24	3.16	0.00	150.00
100	Ag	27,875	12.75	10.29	10.21	0.80	0.00	236.87
	Ag Cap	27,875	12.73	10.29	9.96	0.78	0.00	125.00
200	Ag	13,273	57.29	47.31	41.54	0.73	0.00	2402.40
	Ag Cap	13,273	56.81	47.31	34.53	0.61	0.00	200.00
300	Ag	1,930	308.08	212.50	409.48	1.33	6.86	14,054.00
	Ag Cap	1,930	288.60	212.50	231.55	0.80	6.86	1,325.00
100+200+300	Ag	43,078	39.29	17.14	107.71	2.74	0.00	14,054.00
	Ag Cap	43,078	38.28	17.14	77.60	2.03	0.00	1,325.00

In addition to the assay caps, RESPEC applied restrictions to the search distances of higher-grade composites within some of the domains during grade interpolations (discussed further below). Search restrictions can minimize the number of samples subjected to capping while properly respecting the highest-grade populations within each domain.

The capped assays were composited at 3.05 meter (10-foot) down-hole intervals respecting the mineral domains. Descriptive statistics of DeLamar composites for gold are shown in Table 14-7. Descriptive statistics of DeLamar composites for silver are shown in Table 14-8.

Table 14-7: Descriptive Statistics of DeLamar Area Gold Composites

Domain	Count	Mean (g Au/t)	Median (g Au/t)	Std. Dev.	CV	Min. (g Au/t)	Max. (g Au/t)
0	42,352	0.05	0.03	0.04	0.85	0.00	0.80
100	19,197	0.36	0.31	0.19	0.54	0.00	2.50
200	2,835	1.68	1.41	0.90	0.54	0.03	6.00
300	203	12.25	9.62	7.38	0.60	0.21	40.00
100+200+300	22,235	0.59	0.34	1.26	2.14	0.00	40.00

Table 14-8: Descriptive Statistics of DeLamar Area Silver Composites

Domain	Count	Mean (g Ag/t)	Median (g Ag/t)	Std. Dev.	CV	Min. (g Ag/t)	Max. (g Ag/t)
0	42,352	0.05	0.03	0.04	0.85	0.00	0.80
100	15,931	12.73	10.63	8.50	0.67	0.00	125.00
200	7,924	56.81	49.03	29.37	0.52	0.00	200.00
300	1,257	288.60	222.34	206.82	0.72	6.86	1,325.00
100+200+300	25,112	38.28	17.14	73.70	1.93	0.00	1,325.00

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14.8.3 Block Model Coding

RESPEC used six-meter-spaced level-plan and long-sectional mineral-domain polygons to code a model comprised of 6 x 6 x 6-meter ) blocks. The model is rotated to a bearing of 320°, which is consistent with the orientation of the cross sections. The percentage volume of each mineral domain (the "partial percentages") for both gold and silver, as coded directly by the level plans, is stored within each block, as is the volume percentage of the block that lies outside of the modeled domains for both gold and silver.

RESPEC used two topographic surfaces to code the block model: the as-mined and present-day surfaces discussed in Section 14.2.2. RESPEC then used these digital topographic surfaces to define the percentage of each block that lies within bedrock and the percentage of each block that is comprised of backfill/dump material, which lies above the as-mined surface and below the present-day surface.

The modeled mineralization has a variety of orientations, which motivated the construction of wireframe solids to encompass model areas with unique orientations of mineralization. RESPEC used these solids to code the model blocks to these specific areas. The oxidation wire-frame solids described in Section 14.6 were used to code each model block as oxide, transition, or sulfide. Specific-gravity values were assigned to each block as discussed in Section 14.7.

14.8.4 Grade Interpolation

Table 14-9 summarizes the parameters used in the estimation of gold and silver grades.

Table 14-9: Summary of DeLamar Area Grade Estimation Parameters

Estimation Pass - Au + Ag Domain	Search Ranges (meters)			Composite Constraints
	Major	Semi-Major	Minor	Min	Max	Max/Hole
Pass 1 & 2-Domain 100	60	60	20	2	12	4
Pass 1 & 2-Domain 200&300 & 0	60	60	20	2	20	4
Pass 3-Domain 100	60	60	60	1	12	4
Pass 3-Domain 0 & 200 &300	170	170	170	1	20	4
Restrictions on Search Ranges
Au 100	>0.7 g Au/t		40 meters		1, 2
Au 300	>20 g Au/t		35 meters		1, 2, 3
Au 0	>0.5 g Au/t		6 meters		1, 2, 3
Ag 300	>400 g Ag/t		35 meters		1, 2, 3
Ag 0	>45 g Ag/t		6 meters		1, 2, 3

Statistical analyses of coded assays and composites, including coefficients of variation and population-distribution plots, indicate that multiple populations of significance were captured in the higher-grade domain (domain 300) of both gold and silver and in the low-grade gold domain (domain 100). The recognition of multiple populations within these domains, coupled with the results of initial grade-estimation runs in which higher-grade samples in these multi-population domains were affecting inappropriate volumes in the block model, led to use of restrictions on the search distances for the higher-grade populations of these domains. The search restrictions place limits on the maximum distances from a block that the high-grade population composites can be "found" and used in the interpolation of gold and/or silver grades. The final search-restriction parameters derive from the results of multiple interpolation iterations that employed various search-restriction distances. Severe search restrictions were used for the gold and silver estimated in domain 0, as domain 0 composites of any substantive grade involve assay data that are not modeled within the mineral domains due to the lack of continuity and/or lack of geologic context.

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The maximum number of composites allowed for the estimation of the low-grade domains of gold and silver are less than that of the other grade interpolations. RESPEC did this to decrease the smearing of outlier high grades that are present within these otherwise low-grade domains.

Gold and silver mineralization commonly exhibits multiple orientations throughout the DeLamar deposit. RESPEC identified a total of 12 unique dips and 4 strike directions in the DeLamar resource area. These combine to create 13 unique orientation areas distributed throughout the model. RESPEC coded  each orientation area into the block model using wireframed "estimation area" solids.

Many of the estimation areas are characterized by a single strike and two dips. The two dips are accounted for in grade interpolation by the use of two initial passes, Pass 1 and Pass 2. RESPEC gave priority to the dip that reflects higher-grade mineralization, which most commonly was the steeper of the two dips, then used the priority dip in the search ellipse for the Pass 1 grade interpolation. Pass 2 used the secondary dip in its search ellipse to estimate blocks not estimated in Pass 1. All other estimation parameters, such as search distance and sample criteria, remained identical in the two passes (Table 14-9). The third and final estimation pass was an isotropic pass-one done without an orientation bias. RESPEC used Pass 3 to interpolate grades not estimated in the first two passes.

RESPEC interpolated gold and silver grades using inverse-distance to the third power, ordinary-krige, and nearest-neighbor methods. RESPEC estimated the mineral resources reported herein by the inverse-distance interpolation, because RESPEC judged this method led to results that better respected the drill data than those obtained by ordinary kriging. RESPEC completed the nearest-neighbor estimation to check the inverse-distance and krige interpolations.

RESPEC completed grade interpolation using length-weighted 3.05-meter (10-foot) composites, and for each of the mineral domains, RESPEC independently performed the estimation passes so that only composites coded to a particular domain were used to estimate grade into blocks coded to that domain. Blocks coded as having partial percentages of more than one gold and/or silver domain had multiple grade interpolations, one for each domain coded into the block for each metal. The estimated grades for each gold and silver domain coded to a block were coupled with the partial percentages of those mineral domains in the block and any outside, dilutionary, domain 0 grades and partial percentages, which enabled the calculation of a single volume-averaged gold and a single volume-averaged silver grade for each block. This methodology fully block-dilutes the final resource block grades and their associated resource tonnages.

14.8.5 Model Checks

To assure close agreement, RESPEC compared polygonal sectional volumes derived from the sectional mineral-domain polygons to the polygonal volumes derived from the level plans and long sections and to the coded block-model volumes derived from the partial percentages. RESPEC visually checked all block-model coding, including topographies, oxidation, estimation areas, and mineral domains on the computer. To check the inverse-distance estimation results, RESPEC used the nearest-neighbor and ordinary-krige estimates and a polygonal grade and tonnage estimate using the cross-sectional domain polygons. The checks brought to light no unexpected relationships between the check estimates and the inverse-distance estimate. To check both the global and local estimation results, RESPEC evaluated the inverse-distance estimated grades on various grade-distribution plots, including assays, composites, and nearest-neighbor block grades. These checks led to the fine-tuning of various estimation parameters. Finally, RESPEC visually compared the inverse-distance grades to the drill-hole assay data to ensure that reasonable results had been obtained.

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14.9 Florida Mountain Area In Situ Gold and Silver Modeling

RESPEC employed similar modeling procedures for the Florida Mountain in situ resources as those used in the estimation of the DeLamar area resources (Section 14.8). Therefore, the following summary of the Florida Mountain resource modeling is discussed in less detail.

14.9.1 Mineral Domains

The approximate grade ranges of the low-grade (domain 100), mid-grade (domain 200), and high-grade (domain 300) grade populations and mineral domains at Florida Mountain are listed in Table 14-10.

Table 14-10: Approximate Grade Ranges of Florida Mountain Area Gold and Silver Domains

Domain	g Au/t	g Ag/t
100	~0.2 to ~0.6	~7 to ~30
200	~0.6 to ~2.0	~30 to ~90
300	> ~2.0	> ~90

RESPEC modeled the Florida Mountain gold and silver mineralization by separately interpreting gold and silver mineral-domain polygons on a set of vertical, 30-meter spaced, north-looking east-west cross sections that span the presently known extents of the deposit using gold and silver drill-hole assay data, associated drill-hole lithologic codes, documented descriptions of the mineralization, Integra's cross-sectional lithologic modeling, and RESPEC's wireframe solids of the historical underground workings.

At Florida Mountain, a series of relatively thin, anastomosing, steeply dipping veins and breccias characterize the mid-grade (domain 200) and high-grade mineralization (domain 300). These thin veins and breccias are enveloped by mineralization modeled in the low-grade gold and silver domains. Taken as a whole, the mineralization forms large-scale stockwork systems that are associated with a series of intrusive rhyolite "necks" modeled by Integra as rhyolite 1, 2, 3, and 4. The continuity of any single vein or vein-breccia decreases as the grade increases, although zones characterized by these intermittent higher-grade domains do have general strike continuity, and many of these zones correlate with historically named vein zones. While the mineralization lacks continuity, especially at higher grades, the density of the drill data at Florida Mountain defines and appropriately represents the discontinuous nature of the mineralization.

RESPEC modeled the main portion of the Florida Mountain mineralization over a northerly strike extent of almost 1,400 meters, an east-west width of up to 675 meters, and an elevation range of approximately 500 meters. In this update, RESPEC added the Keys area-about 200 meters to the east of the main Florida Mountain resources-to the resource modeling. The Keys mineralization has a north-south extent of more than 200 meters and an east-west width of about 200 meters.

Cross-sections showing examples of the in-situ gold and silver mineral domains for the Florida Mountain deposit are shown in Figure 14-5 through Figure 14-8.

RESPEC three-dimensionally projected the final cross-sectional gold and silver mineral-domain polygons to the drill data in each sectional window, sliced these three-dimensional polygons horizontally at eight-meter elevation intervals that match the mid-block elevations of the resource block model, and used the horizontal slices to create a new set of mineral domain polygons for both gold and silver on level plans at eight-meter spacings that serve to rectify the domain interpretations to the drill-hole data at the scale of the block model. RESPEC used level plans because of the steeply dipping mineralization that characterizes the entire Florida Mountain deposit.

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original topography
current topography
"as mined" topography
resource pit
Tpr
Tql
Tuff
Kgd
RESPEC
Reno Office
INTEGRA
DeLAMAR PROJECT
Florida Mountain Deposit
Owyhee County, Idaho
Section 2830
Showing Geology and
Gold Domains
Drill Hole Assays Color Code
Gold Domains
Low Grade
Medium Grade
High Grade

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Figure 14-5: Florida Mountain Cross Section 2830 N Showing Geology and Gold Domains

"as mined" topography
current topography
original topography
resource pit
Tpr
Tql
Tuff
Kgd
DeLAMAR PROJECT
Florida Mountain Deposit
Owyhee County, Idaho
Section 2830
Showing Geology and
Silver Domains
RESPEC
Reno Office
INTEGRA
1050-400 Burrard Street
Vancouver, BC, Canada V6C 3A6
Drill Hole Assays Color Code
g Ag/t Color
0 - 7 = grey
7 - 30 = blue
30 - 90 = green
90 - 400 = red
> 400 = magenta
Silver Domains
Low Grade
Medium Grade
High Grade
Tpr Porphyritic Rhyolite
Tql Quartz Latite
Tuff Tuff Breccia
Kgd Granite
Faults

Figure 14-6: Florida Mountain Cross Section 2830 N Showing Geology and Silver Domains

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current topography
Keys
Tpr
Tql
Tql
resource pit
Tuff
Tlb
Tred-tuff
Tpr
Tql
Tpr
Tuff
Tlb
Tpr
Kgd
Tpr
Kgd
RESPEC
Reno Office
INTEGRA
DeLAMAR PROJECT
Florida Mountain Deposit
Owyhee County, Idaho
Section 3280
Showing Geology and
Gold Domains
Gold Domains
Low Grade
Medium Grade
High Grade

Figure 14-7: Florida Mountain and the Keys Cross Section 3280 N Showing Geology and Gold Domains

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current topography
Keys
Tpr
Tql
Tql
Tql
tpr
Tpr
Tuff
resource pit
Tlb
Tqf
tpr
Tsed-tuff
Tpr
Tuff
Tlb
Kgd
Tpr
Kgd
RESPEC
Reno Office
INTEGRA
DeLAMAR PROJECT
Florida Mountain Deposit
Owyhee County, Idaho
Section 3280
Showing Geology and
Silver Domains
Low Grade
Medium Grade
High Grade

Figure 14-8: Florida Mountain and the Keys Cross Section 3280 N Showing Geology and Silver Domains

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14.9.2 Assay Coding, Capping, and Compositing

As summarized in Table 14-11, RESPEC coded drill-hole gold and silver assays to the Florida Mountain gold and silver mineral domains using their respective cross-sectional polygons and defined assay caps for each domain and for drill-hole assays that lie outside of the modeled domains (assigned to domain "0"). In addition to the assay caps, during grade interpolations, RESPEC applied restrictions on the search distances of higher-grade portions of some of the domains (discussed further below).

Table 14-11: Florida Mountain Area Gold and Silver Assay Caps by Domain

Domain	g Au/t	Number Capped (% of samples)	g Ag/t	Number Capped (% of samples)
0	5.0	4 (<1%)	300	5 (<1%)
100	4.0	4 (<1%)	90	9 (<1%)
200	9.0	5 (<1%)	250	4 (<1%)
300	75.0	14 (<1%)	1800	14 (1.5%)

Table 14-12 provides descriptive statistics of the uncapped and capped coded assays for gold.

Table 14-12: Descriptive Statistics of Florida Mountain Area Coded Gold Assays

Domain	Assays	Count	Mean (g Au/t)	Median (g Au/t)	Std. Dev.	CV	Min. (g Au/t)	Max. (g Au/t)
0	Au	61,428	0.07	0.07	0.13	1.8	0.00	15.39
	Au Cap	61,428	0.07	0.07	0.10	1.43	0.00	5.00
100	Au	24,865	0.32	0.27	0.25	0.77	0.00	15.17
	Au Cap	24,865	0.32	0.27	0.21	0.66	0.00	4.00
200	Au	8,401	1.01	0.86	0.75	0.74	0.00	22.46
	Au Cap	8,401	1.01	0.86	0.71	0.71	0.00	9.00
300	Au	1,804	7.42	3.36	16.00	2.16	0.00	286.22
	Au Cap	1,804	6.87	3.36	10.83	1.58	0.00	75.00
100+200+300	Au	35,070	0.85	0.34	3.96	4.67	0.00	286.22
	Au Cap	35,070	0.82	0.34	2.86	3.50	0.00	75.00

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Table 14-13 provides descriptive statistics of the uncapped and capped coded assays for silver.

Table 14-13: Descriptive Statistics of Florida Mountain Area Coded Silver Assays

Domain	Assays	Count	Mean (g Ag/t)	Median (g Ag/t)	Std. Dev.	CV	Min. (g Ag/t)	Max. (g Ag/t)
0	Ag	53,473	2.00	1.40	9.50	4.80	0.00	1,865.60
	Ag Cap	53,473	2.00	1.40	4.20	2.20	0.00	300.00
100	Ag	19,478	11.70	9.60	8.10	0.70	0.00	212.00
	Ag Cap	19,478	11.70	9.60	7.70	0.70	0.00	90.00
200	Ag	3,787	45.20	39.70	34.80	0.80	0.00	1,622.00
	Ag Cap	3,787	44.80	39.70	24.00	0.50	0.00	250.00
300	Ag	271	271.10	144.00	481.00	1.80	0.20	6,631.00
	Ag Cap	248	247.60	144.00	283.60	1.20	0.20	1800.00
100+200+300	Ag	24,201	26.60	11.40	106.50	4.00	0.00	6,631.00
	Ag Cap	24,201	25.70	11.40	72.10	2.80	0.00	1,800.00

Respecting the mineral domains, RESPEC composited the capped assays at 3.05 meter (10-foot) down-hole intervals.

Table 14-14 shows the descriptive statistics of Florida Mountain composites for gold.

Table 14-14: Descriptive Statistics of Florida Mountain Area Gold Composites

Domain	Count	Mean (g Au/t)	Median (g Au/t)	Std. Dev.	CV	Min. (g Au/t)	Max. (g Au/t)
0	33,109	0.07	0.07	0.08	1.15	0.00	2.72
100	14,894	0.32	0.29	0.17	0.53	0.00	3.10
200	5,434	1.01	0.87	0.60	0.60	0.00	8.37
300	1,307	6.87	3.67	9.11	1.33	0.00	73.25
100+200+300	21,635	0.82	0.35	2.53	3.09	0.00	73.25

Table 14-15 shows the descriptive statistics of Florida Mountain composites for silver.

Table 14-15: Descriptive Statistics of Florida Mountain Area Silver Composites

Domain	Count	Mean (g Ag/t)	Median (g Ag/t)	Std. Dev.	CV	Min. (g Ag/t)	Max. (g Ag/t)
0	29,037	2.00	1.50	3.70	1.90	0.00	300.00
100	11,800	11.70	10.10	6.60	0.60	0.00	90.00
200	2,621	44.80	40.80	20.80	0.50	0.00	250.00
300	686	247.60	150.10	254.50	1.00	0.40	1,800.00
100+200+300	15,107	25.70	11.80	67.60	2.60	0.00	1,800.00

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14.9.3 Block Model Coding

RESPEC used the eight-meter-spaced level-plan mineral-domain polygons to code a block model with a bearing of 000° and blocks that are six meters in an east-west direction, eight meters in a north-south direction, and eight meters high. RESPEC increased the block dimensions from those used in the 2019 resource estimation to reflect conclusions derived from new geotechnical studies. (The blocks in the Florida Mountain model are larger than those used in the DeLamar model.) The percentage volume of each mineral domain and the percentage of any volume in the block lying outside the mineral domains is stored within each block as "partial percentages."

RESPEC used two topographic surfaces to code the block model: the as-mined and present-day surfaces discussed in Section 14.2.2. These digital topographic surfaces defined the percentage of each block that lies within bedrock and the percentage of each block that is comprised of backfill/dump material which lies above the as-mined surface and below the present-day surface.

The modeled mineralization has a variety of orientations, which motivated the construction of wireframe solids to encompass model areas with unique orientations. RESPEC used these solids to code the model blocks to these specific areas.

RESPEC used the oxidation solids described in Section 14.6 to code model blocks as oxide, transition, or sulfide on a block-in/block-out basis, then coded the partial percentages of the wireframe solids of the historical underground workings (as discussed Section 14.3) into model blocks, and coded the specific-gravity value for each block into each model block (as discussed in Section 14.7).

14.9.4 Grade Interpolation

The high-grade domain (domain 300) captured multiple populations of significance for both gold and silver, which motivated RESPEC to incorporate search restrictions. RESPEC also used search restrictions for the dilutionary material outside the mineral domains (domain 0) for both gold and silver grade estimations.

The maximum number of composites allowed for the estimation of the low-grade domains of gold and silver in Passes 1 and 2 are less than those for all other grade interpolations. RESPEC did this to decrease the smearing of outlier grades that occurs in this otherwise low-grade domain.

RESPEC interpolated gold and silver grades using inverse distance to the third power, ordinary krige, and nearest-neighbor methods. RESPEC judged that the results of the inverse-distance interpolation more closely represented the drill data than those obtained by ordinary kriging. Therefore, the mineral resources reported herein are estimated by the inverse-distance interpolation. RESPEC completed a nearest-neighbor estimation to check the inverse-distance and krige interpolations. Table 14-16 summarizes the parameters applied to the gold-grade estimations at Florida Mountain.

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Table 14-16: Summary of Florida Mountain Area Estimation Parameters

Estimation Pass - Au + Ag Domain	Search Ranges (meters)			Composite Constraints
	Major	Semi-Major	Minor	Min	Max	Max/Hole
Pass 1-Domain 100	60	60	12	3	16	4
Pass 1-Domain 200 + 300 + 0	60	60	12	3	25	4
Pass 2-Domain 100	120	120	40	1	16	4
Pass 2-Domain 200 + 300 + 0	120	120	40	1	25	4
Restrictions on Search Ranges
Domain	Search Restriction Threshold		Search Restriction Distance		Estimation Pass
Au 300	>15 g Au/t		20 meters		1, 2
Au 0	>0.7 g Au/t		8 meters		1, 2
Ag 300	>450 g Ag/t		35 meters		1, 2
Ag 0	>30.0 g Ag/t		6 meters		1, 2

RESPEC defined three estimation areas for the purposes of the Florida Mountain grade interpolations, with each estimation area being characterized by a unique strike orientation (350°, 345°, and 000°) and a vertical dip.

RESPEC completed grade interpolation in two passes using length-weighted 3.05-meter (10-foot) composites, using the second pass to estimate grades into blocks not estimated in Pass 1. RESPEC performed the estimation passes independently for each of the mineral domains. Only composites coded to a particular domain were used to estimate grade into blocks coded by that domain. RESPEC coupled the estimated grades for each gold and silver domain coded to a block to the partial percentages of those mineral domains in the block and to the outside, dilutionary, domain 0 grades and partial percentages, which enabled the calculation of a single volume-averaged gold grade and a single volume-averaged silver grade for each block. These single resource block grades, and their associated resource tonnages, are therefore fully block-diluted.

14.9.5 Model Checks

RESPEC checked the model and estimation in a similar manner as described for the DeLamar deposit estimation in Section 14.8.5.

14.10 Stockpile Gold and Silver Modeling

In addition to the estimation of in-situ (hard rock) resources, RESPEC also estimated stockpile resources. The stockpiles are materials mined, but not processed, during the historical open-pit operations-i.e., materials originally emplaced as waste dumps and pit backfill at both DeLamar and Florida Mountain. Integra drilled portions of these stockpiles in 2022 and 2023 (see Section 10.4.3).

At DeLamar, the stockpiles drilled by Integra include backfill of portions of the historical North DeLamar and Sommercamp open pits and historical waste dumps #1 and #2. At Florida Mountain, Integra drilled the backfill within the historical TipTop open pit and the historical Jacobs Gulch waste dump (Figure 14-9).

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511000
513000
515000
517000
519000
521000
4764500
4762500
4760500
DeLamar Backfill
Sommercamp Backfill
Stockpile 2
Stockpile 1
Tip Top Backfill
Jacobs Gulch Stockpile
OVERVIEW
Boise
Legend
Resource Area
DeLamar Backfill
Sommercamp Backfill
Stockpile 1
Stockpile 2
Tip Top Backfill
Jacobs Gulch Backfill
N
Stockpiles at DeLamar and Florida Mountain
DATE:
2023-10-20
INTEGRA
DELAMAR

Figure 14-9: DeLamar Project Stockpile Locations

Integra provided RESPEC with wireframe solids for each of the DeLamar project stockpiles that they drilled and provided their summary of the original construction of each of the stockpile areas. For example, the TipTop backfill was created by end-dumping from haul trucks from the lip of the pit, which occurred from different positions during the construction of the backfill. Integra compiled this information using historical records and interviews with former employees of the historical mining operations. Based on this information, Integra created digital surfaces and solids that model the construction of each stockpile area. Mr. Bickel utilized these solids, Integra's explanatory report, and the drill-hole data in his estimation of the stockpile resources.

While Jacobs Gulch and TipTop are composed almost entirely of oxide and transition materials, most other stockpile areas include minor quantities of sulfide. The largest volume of sulfide is in the North DeLamar-Sommercamp backfill. The distribution of this material is irregular, which precludes confident modeling, but it is low grade and represents a small percentage of the backfill volume.

While higher- and lower-grade areas are present, most of the drilled portions of the stockpiles are characterized by gold and silver grades that are quite uniform. Modeling gold and silver consisted of defining the limits of mineralized material within each stockpile-which also reflects the limits of the drilled areas-and the definition of zones of higher-than-average grade where they were found to have logical continuity related to the construction of the stockpile.

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RESPEC modeled the outer limits of mineralized stockpile and the higher-grade zones within these limits on a series of cross sections for each stockpile area, which resulted in an outer low-grade shell within whose confines RESPEC modeled continuous zones of higher-grade mineralization, analogous to the mineral-domain modeling of the in-situ resources. RESPEC then either sliced these low-grade and higher-grade sectional polygons for rectification on long-sections or made them into wireframe solids and used the long sections or solids to code the block models, which is also similar to how RESPEC conducted the in-situ modeling. To mitigate the potential overstatement of grade within the adjacent materials (grade smearing), RESPEC estimated the higher-grade stockpile zones independently of the remaining mass of lower-grade stockpile material.

Table 14-17 shows how RESPEC capped assays by gold and silver grade zone for each of the stockpile areas that contribute to the project resources. For the sake of simplicity, the grade zones use similar codes as the in-situ mineral domains. Zone 0 represents stockpile assays lying outside of low-grade zone 100 that envelopes the mineralized stockpile areas. Zone 200 is assigned to the modeled higher-grade zones that lie within zone 100.

Table 14-17: Stockpile Gold and Silver Assay Caps by Zone

DeLamar Stockpile Area	Zone	g Au/t	g Ag/t	Florida Mtn Stockpile Area	Zone	g Au/t	g Ag/t
North DeLamar-SC Backfill	0	0.1	20	TipTop Backfill	0	0.35	10
	100	1.0	60		100	1.2	35
	200	2.7	140		200	2	40
DeLamar Stockpile #1	0	0.1	10	Jacobs Gulch	0	-	15
	100	1.0	65		100	1.3	60
	200	1.5	170		200	10	120
DeLamar Stockpile #2	0	0.1	10
	100	1.0	65
	200	1.5	170

RESPEC composited the capped gold and silver assays at 3.048-meter (10-foot) intervals that respect the grade-zone boundaries and estimated grades by inverse-distance to the second power. To check the inverse-distance grade estimate, RESPEC also completed nearest-neighbor and ordinary krige estimates. RESPEC estimated the five stockpile areas separately. For all stockpiles, RESPEC imposed search restrictions during gold and silver interpolations of zones 0 and 100. For the two Florida Mountain stockpiles, RESPEC  also used search restrictions on the higher-grade zones (200).

14.11 DeLamar Project Mineral Resources

Mr. Bickel estimated the DeLamar project mineral resources to reflect potential open-pit extraction and potential processing by a variety of methods, including crushing and heap leaching of oxide and transition materials at DeLamar and Florida Mountain; grinding, flotation, ultra-fine regrind of concentrates, and Albion cyanide-leach processing of the reground concentrates for the sulfide materials at DeLamar; and grinding, flotation, ultra-fine regrind of concentrates, and agitated cyanide-leaching of sulfide materials at Florida Mountain. To meet the requirement of having reasonable prospects for eventual economic extraction by open-pit methods, Mr. Bickel ran pit optimizations for the DeLamar and Florida Mountain areas using the parameters summarized in Table 14-18 and Table 14-19. He used the resulting pits to constrain the project resources.

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Table 14-18: Resource Pit Optimization Cost Parameters

Parameter	DLM Insitu	FM Insitu	GS	SC	SW	SG	NDLM	SOM	DM #1	DM #2	JG	TT	Unit
Mining Cost	$2.50												$/tonne mined
Pad Replacement	$1.00												$/tonne processed
G&A Cost	$0.65												$/tonne processed
Heap Leach
Oxide Processing	$3.87	$4.06	$4.64	$3.51	$5.03	$4.93	$4.55	$5.30	$4.52	$4.81	$3.26	$3.52	$/tonne processed
Transition Processing	$4.95	$4.81	$5.02	$4.48	$4.79	$4.66	$4.55	$5.30	$4.52	$4.81	$3.26	$3.52	$/tonne processed
Mill-DeLamar Area
Sulfide Processing	$21.75	$12.75											$/tonne processed
G&A Cost	$0.65	$0.65											$/tonne processed
Au Price	$2,650												$/oz produced
Ag Price	$30.00												$/oz produced
Au Refining Cost	$5.00												$/oz produced
Ag Refining Cost	$0.50												$/oz produced
Royalty	Table 4-2												NSR

Note: DLM = DeLamar In-situ; FM = Florida Mountain In-situ; GS = Glen Silver; SC = Summer Camp; SW = South Wales; SG = Sulivan Gulch; NDM = North DeLamar; SOM = Sommercamp; DM #1 = Waste Dump 1 stockpile; DM # =: Waste Dump 2 stockpile; JG = Jacob's Gulch Stockpile; TT = TipTop Stockpile

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Table 14-19: Resource Pit Optimization Metal Recoveries

	Gold			Silver
Process Type	Oxide	Transition	Sulfide	Oxide	Transition	Sulfide
Heap Leach
DeLamar
DeLamar Insitu	85%	75%	-	20%	30%	-
Glen Silver	75%	45%	-	15%	20%	-
Sulivan Gulch	90%	55%	-	15%	25%	-
Sommercamp	90%	65%	-	15%	25%	-
South Wales	85%	50%	-	35%	50%	-
Waste Dump 1 Stockpile	75%			30%
Waste Dump 2 Stockpile	80%			40%
North DeLamar (Backfill)	75%			35%
Sommercamp Stockpile (Backfill)	75%			35%
Florida Mountain
Florida Mountain Insitu	90%	70%	-	40%	40%	-
Jacobs Gulch Stockpile	80%			35%
Tip Top Stockpile (Backfill)	85%			50%
Mill
DeLamar Insitu	-	-	87%	-	-	87%
Glen Silver	-	-	78%	-	-	78%
Florida Mountain Insitu	-	-	95%	-	-	92%
Milestone	-	-	70%	-	-	75%

RESPEC used the pit shells created using the optimization parameters to constrain the project resources for both the DeLamar and Florida Mountain deposits. RESPEC further constrained the in-pit resources with the application of a gold-equivalent cutoff of 0.17 g/t to all in-situ model blocks lying within the optimized pits that are coded as oxide or transition, a 0.1 g/t gold-equivalent cutoff to all stockpile materials, a 0.3 g/t gold-equivalent cutoff to in-situ blocks coded as sulfide at DeLamar, and a 0.2 g/t cutoff to in-situ blocks coded as sulfide at Florida Mountain. RESPEC used the in-situ oxide and transition gold and silver minimum grade of 0.17 g/t as an override on the pit optimizations of in situ material, so that all blocks below the cutoff were treated as "waste" during the optimization run. The resource cutoff applied to sulfide materials at Florida Mountain is lower than that at DeLamar because these materials at Florida Mountain have lower processing costs and higher recoveries.

Gold equivalency is a function of cost parameters (Table 14-18) and metal recoveries (Table 14-19), with the recoveries varying by deposit and oxidation state. RESPEC employed these variables and the estimated gold and silver grades to calculate a gold-equivalent grade for every block in the model. An example of the calculation of the gold-equivalent grade ("g AuEq/t") of a Florida Mountain model block coded as transition is as follows:

g AuEq/t = g Au/t + (g Ag/t ÷ ((2,650 x recovery) ÷ (30 x recovery))

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where "g Au/t" and "g Ag/t" are the estimated gold and silver grades and the other variables are the metal prices and recoveries. RESPEC calculated the gold-equivalent grades for each block for the sole purpose of applying the resource cutoffs defined above to the appropriate materials within the optimized pits.

Table 14-20 summarizes the total DeLamar project mineral resources, which include the in-situ and stockpile resources for both the DeLamar and Florida Mountain areas.

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Table 14-20: Total DeLamar Project Gold and Silver Resources

Type	Class	Tonnes	Au g/t	Au oz	Ag g/t	Ag oz
Oxide	Measured	5,891,000	0.37	70,000	17.50	3,305,000
	Indicated	40,197,000	0.35	453,000	13.50	17,454,000
	Inferred	8,640,000	0.29	80,000	7.40	2,044,000
	Meas + Ind	46,088,000	0.35	523,000	14.00	20,759,000

Transition	Measured	9,657,000	0.43	134,000	22.30	6,925,000
	Indicated	56,843,000	0.36	650,000	15.30	28,037,000
	Inferred	6,462,000	0.27	57,000	7.80	1,628,000
	Meas + Ind	66,500,000	0.37	784,000	16.40	34,962,000

Sulfide	Measured	21,643,000	0.51	357,000	32.90	22,922,000
	Indicated	68,629,000	0.45	984,000	22.30	49,254,000
	Inferred	19,789,000	0.37	235,000	15.20	9,664,000
	Meas + Ind	90,272,000	0.46	1,341,000	24.90	72,176,000

Stockpiles	Measured	-	-	-	-	-
	Indicated	42,913,000	0.22	297,000	11.80	16,259,000
	Inferred	4,711,000	0.17	26,000	10.10	1,529,000
	Meas + Ind	42,913,000	0.22	297,000	11.80	16,259,000

Total Resources	Measured	37,189,000	0.47	561,000	27.70	33,152,000
	Indicated	208,582,000	0.36	2,384,000	16.60	111,004,000
	Inferred	39,603,000	0.31	398,000	11.70	14,865,000
	Meas + Ind	245,772,000	0.37	2,945,000	18.20	144,155,000

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Jeffrey Bickel, C.P.G. and Senior Geologist for RESPEC, is a qualified person as defined in NI 43-101 and is responsible for reporting mineral resources in this technical report. Mr. Bickel is independent of Integra.

3. In consideration of potential open-pit mining and heap-leach processing, in-Situ oxide/transition mineral resources are reported at a 0.17 g AuEq/t cut-off, and stockpile mineral resources are reported at a 0.1 g AuEq/t cut-off.

4. Sulfide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The mineral resources are constrained by pit optimizations.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 14-18 and Table 14-19.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The effective date of the mineral resources is December 8, 2025.

9. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The current mineral resources include only the modeled mineralization that was not mined during the historical open-pit operations. RESPEC removed the modeled tonnages of historical underground stopes and related workings from the Florida Mountain resources.

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The current project Indicated and Measured mineral resources are inclusive of the mineral reserves discussed in Section 15. The mineral reserve statement included herein has an effective date of December 8, 2025.

The DeLamar project resources are classified according to the criteria presented in Table 14-21.

Table 14-21: Resource Classification Parameters

Area	Classification	Criteria
DeLamar	Measured	Minimum of two holes contributing composites, including at least one drilled by Integra, that lie within an average distance of 25 meters from the block
	Indicated	Minimum of two holes contributing composites that lie within an average distance of 40 meters from the block
	Inferred	All other blocks that meet the resource constraints
Florida Mountain	Measured	Minimum of two holes contributing composites, including at least one drilled by Integra, that lie within an average distance of 20 meters from the block
	Indicated	Minimum of two holes contributing composites that lie within an average distance of 20 meters from the block
	Inferred	All other blocks that meet the resource constraints

The Measured and Indicated classification constraints for the Florida Mountain area are more restrictive than those for the DeLamar area because of the different styles of higher-grade mineralization in each of the deposits. At Florida Mountain, higher-grade mineralization occurs as irregular, large-scale stockwork zones of limited continuity that require a higher density of drilling to properly define than the more regular and continuous higher-grade mineralization at the DeLamar deposit.

Although the authors are not experts with respect to any of the following aspects of the project, as of the effective date of the report, the authors are not aware of any unusual environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors not discussed in this report that could materially affect the potential development of the DeLamar project mineral resources.

The gold and silver resources for the DeLamar area are presented in Table 14-22. The gold and silver resources for Florida Mountain are reported in Table 14-23.

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Table 14-22: Gold and Silver Resources of the DeLamar Area

Type	Class	Tonnes	Au g/t	Au oz	Ag g/t	Ag oz
Oxide	Measured	2,993,000	0.34	32,000	19.20	1,850,000
	Indicated	22,470,000	0.32	232,000	17.10	12,360,000
	Inferred	2,850,000	0.30	28,000	11.80	1,082,000
	Meas + Ind	25,463,000	0.32	264,000	17.40	14,210,000

Transition	Measured	4,008,000	0.40	52,000	36.90	4,751,000
	Indicated	25,175,000	0.32	258,000	22.30	18,072,000
	Inferred	1,414,000	0.28	13,000	13.70	621,000
	Meas + Ind	29,183,000	0.33	310,000	24.30	22,823,000

Sulfide	Measured	17,058,000	0.55	300,000	38.20	20,973,000
	Indicated	51,602,000	0.45	749,000	26.50	43,892,000
	Inferred	12,479,000	0.39	158,000	19.10	7,653,000
	Meas + Ind	68,660,000	0.48	1,049,000	29.40	64,865,000

Stockpiles	Measured	-	-	-	-	-
	Indicated	30,996,000	0.19	189,000	13.60	13,601,000
	Inferred	4,062,000	0.17	22,000	11.10	1,455,000
	Meas + Ind	30,996,000	0.19	189,000	13.60	13,601,000

Total Resources	Measured	24,058,000	0.50	384,000	35.60	27,574,000
	Indicated	130,244,000	0.34	1,427,000	21.00	87,925,000
	Inferred	20,805,000	0.33	221,000	16.20	10,810,000
	Meas + Ind	154,302,000	0.37	1,811,000	23.30	115,499,000

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Jeffrey Bickel, C.P.G. and Senior Geologist for RESPEC, is a qualified person as defined in NI 43-101, and is responsible for reporting mineral resources in this technical report. Mr. Bickel is independent of Integra.

3. In consideration of potential open-pit mining and heap-leach processing, in-situ oxide/transition mineral resources are reported at a 0.17 g AuEq/t cut-off, and stockpile mineral resources are reported at a 0.1 g AuEq/t cut-off.

4. Sulfide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The mineral resources are constrained by pit optimizations.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 14-18 and Table 14-19.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The effective date of the mineral resources is December 8, 2025.

9. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

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Table 14-23: Gold and Silver Resources of the Florida Mountain Area

Type	Classification	Tonnes	Au g/t	Au oz	Ag g/t	Ag oz
Oxide	Measured	2,898,000	0.41	38,000	15.60	1,455,000
	Indicated	17,727,000	0.39	221,000	8.90	5,094,000
	Inferred	5,790,000	0.28	52,000	5.20	962,000
	Meas + Ind	20,625,000	0.39	259,000	9.90	6,549,000

Transition	Measured	5,649,000	0.45	82,000	12.00	2,174,000
	Indicated	31,668,000	0.39	392,000	9.80	9,965,000
	Inferred	5,048,000	0.27	44,000	6.20	1,007,000
	Meas + Ind	37,317,000	0.39	474,000	10.10	12,139,000

Sulfide	Measured	4,585,000	0.39	57,000	13.20	1,949,000
	Indicated	17,027,000	0.43	235,000	9.80	5,362,000
	Inferred	7,310,000	0.33	77,000	8.60	2,011,000
	Meas + Ind	21,612,000	0.42	292,000	10.50	7,311,000

Stockpiles	Measured	-	-	-	-	-
	Indicated	11,917,000	0.28	108,000	6.90	2,658,000
	Inferred	649,000	0.20	4,000	3.50	74,000
	Meas + Ind	11,917,000	0.28	108,000	6.90	2,658,000

Total Resources	Measured	13,131,000	0.42	177,000	13.20	5,577,000
	Indicated	78,339,000	0.38	956,000	9.20	23,079,000
	Inferred	18,798,000	0.29	177,000	6.70	4,054,000
	Meas + Ind	91,470,000	0.39	1,133,000	9.70	28,656,000

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Jeffrey Bickel, C.P.G. and Senior Geologist for RESPEC, is a qualified person as defined in NI 43-101, and is responsible for reporting mineral resources in this technical report. Mr. Bickel is independent of Integra.

3. In consideration of potential open-pit mining and heap-leach processing, in-situ oxide/transition mineral resources are reported at a 0.17 g AuEq/t cut-off, and stockpile mineral resources are reported at a 0.1 g AuEq/t cut-off.

4. Sulfide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t cut-off at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The mineral resources are constrained by pit optimizations.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 14-18 and Table 14-19.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The effective date of the mineral resources is December 8, 2025.

9. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

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Figure 14‑10 through Figure 14‑13 are representative cross-sections showing the estimated block-model gold and silver grades for the DeLamar area. Figure 14‑14 through Figure 14‑17 are representative cross-sections showing the estimated block-model gold and silver grades for the Florida Mountain area. These figures correspond to the in-situ mineral domain cross-sections presented in Figure 14‑1 through Figure 14‑4 for DeLamar and Figure 14‑5 through Figure 14‑8 for Florida Mountain.

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Figure 14-10: Cross Section 1230 NW Showing Sullivan Gulch Block-Model Gold Grades

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Figure 14-11: Cross Section 1230 NW Showing Sullivan Gulch Block-Model Silver Grades

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Figure 14-12: Cross Section 2790 NW Showing Glen Silver and South Wahl Block-Model Gold Grades

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Figure 14-13: Cross Section 2790 NW Showing Glen Silver and South Wahl Block-Model Silver Grades

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original topography
current topography
"as mined" topography
resource pit
Tpr
Tql
Tuff
Kgd
RESPEC
Reno Office
INTEGRA
1050-400 Burrard Street
Vancouver, BC, Canada V6C 3A6
www.integraresources.com
DeLAMAR PROJECT
Florida Mountain Deposit
Owyhee County, Idaho
Section 2830
Showing Block Model and
Gold Domains
Drill Hole Assays Color Code
Block Model Grades
g Au/t Color
0.0 - 0.2 = grey
0.2 - 0.6 = blue
0.6 - 2.0 = green
2.0 - 5.0 = red
5.0 - 10.0 = orange
>10.0 = magenta
Gold Domains
Low Grade
Medium Grade
High Grade
Tpr Porphyritic Rhyolite
Tql Quartz Latite
Tuff Tuff Breccia
Kgd Granite
Faults

Figure 14-14: Cross Section 2830 N Showing Florida Mountain Block-Model Gold Grades

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"as mined" topography
current topography
original topography
Tpr
Tql
Tuff
Kgd
resource pit

CONSULTANT
RESPEC
Reno Office

CLIENT
INTEGRA
1050-400 Burrard Street
Vancouver, BC, Canada V6C 3A6
www.integraresources.com

PROJECT
DeLAMAR PROJECT
Florida Mountain Deposit
Owyhee County, Idaho

TITLE
Section 2830
Showing Block Model and
Silver Domains

Drill Hole Assays Color Code
Block Model Grades

g Ag/t	Color
0 - 7	= grey
7 - 30	= blue
30 - 90	= green
90 - 400	= red
> 400	= magenta

Silver Domains
Low Grade
Medium Grade
High Grade

Tpr	Porphyritic Rhyolite
Tql	Quartz Latite
Tuff	Tuff Breccia
Kgd	Granite

Faults

Figure 14-15: Cross Section 2830 N Showing Florida Mountain Block-Model Silver Grades

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current topography
Keys
Tpr
Tql
resource pit
Tuff
Tlb
Tsed-tuff
Tpr
Tql
Tpr
Tuff
Tlb
Tpr
Kgd
Tpr
Kgd
RESPEC
Reno Office
INTEGRA
DeLAMAR PROJECT
Florida Mountain Deposit
Owyhee County, Idaho
Section 3280
Showing Block Model and
Gold Domains
Gold Domains
Low Grade
Medium Grade
High Grade

Figure 14-16: Cross Section 3280 N Showing Florida Mountain and Block-Model Gold Grades

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current topography
Keys
Tpr
Tql
resource pit
Tuff
Tlb
Tsed-tuff
tpr
Tql
Tpr
Tuff
Tlb
Kgd
Tpr
Kgd
RESPEC
Reno Office
INTEGRA
DeLAMAR PROJECT
Florida Mountain Deposit
Owyhee County, Idaho
Section 3280
Showing Block Model and
Silver Domains
Drill Hole Assays Color Code
Block Model Grades
Silver Domains
Low Grade
Medium Grade
High Grade

Figure 14-17: Cross Section 3280 N Showing Florida Mountain and the Keys Block-Model Silver Grades

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14.12 Discussion of Resource Modeling

Consistent with historical assaying methods, some of the historical gold assays in the project databases were completed at a detection limit of 0.17 g Au/t (0.005 oz Au/ton). In addition, the quality of historical assays that had detection limits below 0.17 g Au/t are uncertain. Current economic parameters for heap-leach processing can lead to mining cutoffs that are equal to or less than this grade. Due to the uncertainty of the historical assays at low grades, RESPEC applied a 0.17 g Au/t override to in-situ materials for the resource-pit optimizations, which caused some low-grade in-situ blocks that might otherwise be designated for processing based on the input parameters to be overridden as "waste" in the pit optimizations. The 0.17 g Au/t cutoff is also the resource cutoff grade applied to in-pit, in-situ, oxide, and transition blocks. Any future mining operation that may consider the use of mining cutoff grades below this cutoff grade should consider the uncertainties inherent in the historical assay database.

The drilling that forms the basis of the resource estimations was done primarily by RC and, to a lesser extent, conventional-rotary methods, both of which can be affected by down-hole contamination. As discussed elsewhere in this report, RESPEC excluded from use in the DeLamar area's resource estimation a small quantity of drill intervals which RESPEC suspected of having down-hole contamination. Potentially contaminated samples may remain in the data used in the estimations, but RESPEC does not consider the possible inclusion of such samples to be a material issue at DeLamar. No down-hole contamination was identified within the Florida Mountain resources, which lie above the water table.

The 1977-1998 historical open-pit operations almost entirely mined out the late-1800s to early-1900s underground stopes in the DeLamar area. Although some of the related developmental workings remain within the resources, their volumes are insignificant. At Florida Mountain, stopes and related workings along the Black Jack-Trade Dollar vein system, which RESPEC modeled, extend into the Florida Mountain resources. In consequence, RESPEC removed a total of approximately 200,000 tonnes of material from within the modeled underground solids of Florida Mountain's reported resources.

Within the limits of the current Florida Mountain resources, it is not uncommon for drill holes to have markedly different grades than adjacent holes-not surprising considering that the mineralization is in the form of a mega-stockwork. Mr. Bickel believes that the explicit modeling of the gold and silver domains, combined with the tight drill spacing at Florida Mountain, where a high percentage of resource blocks lie within an average distance of 20 meters (65 feet) from two drill holes, has properly represented this inherent geologic variability.

There are logged areas of "garbage" and "oil" within certain areas of the DeLamar stockpiles #1 and #2 that were intentionally buried within the waste dumps during the historical mining operations. While almost all these areas are very low grade and, even if of sufficient grade, excluded from the resources, some isolated logged "trash intercepts" remain in the resources.

14.13 Summary Statement

Mr. Bickel has verified the data underpinning the mineral resource estimates, and it is his opinion that they are adequate as used for the DeLamar project. Mr. Bickel is not aware of any environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other modifying factors which may materially affect the project.

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15. MINERAL RESERVE ESTIMATES

Mr. Watson, P.Eng., supervised the estimation of mineral reserves. He is the responsible qualified person for the mineral reserve estimations under NI 43-101. Mr. Watson is independent of Integra by the definitions and criteria set forth in NI 43-101. There is no affiliation between Mr. Watson and Integra other than that of independent consultant/client relationships.

Mr. Watson developed Integra's mineral reserves by applying relevant economic criteria to define the economically extractable portions of the estimated mineral resource defined in Section 14. CIM standards require that modifying factors be used to convert mineral resources to reserves. The CIM standards define modifying factors and Proven and Probable Mineral Reserves with CIM's explanatory material shown in italics as follows:

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level that include the application of modifying factors. Such studies demonstrate that extraction could reasonably be justified at the time of reporting.

The reference point at which mineral reserves are defined must be stated-usually the point where the ore is delivered to the processing plant. In all situations where the reference point is different, such as for a saleable product, a clarifying statement must be included to ensure that the reader is fully informed as to what is being reported.

The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant Modifying Factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term 'Mineral Reserve' need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

'Reference point' refers to the mining or process point at which the Qualified Person prepares a Mineral Reserve. For example, most metal deposits disclose Mineral Reserves with a "mill feed" reference point. In these cases, reserves are reported as mined ore delivered to the plant and do not include reductions attributed to anticipated plant losses. In contrast, coal reserves have traditionally been reported as tonnes of "clean coal". In this coal example, reserves are reported as a "saleable product" reference point and include reductions for plant yield (recovery). The Qualified Person must clearly state the 'reference point' used in the Mineral Reserve estimate.

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Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

The Qualified Person(s) may elect to convert Measured Mineral Resources to Probable Mineral Reserves if the confidence in the Modifying Factors is lower than that applied to a Proven Mineral Reserve.  Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study. Within the CIM Definition standards the term Proved Mineral Reserve is an equivalent term to a Proven Mineral Reserve.

Modifying Factors

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

RESPEC has used Measured and Indicated Mineral Resources as the basis to define Mineral Reserves for both the Delamar and Florida Mountain deposits, which together compose the Delamar Project. The Mineral Reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques. The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel. RESPEC then considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors for defining the estimated Mineral Reserves.

Note that the Mineral Reserves stated in this updated technical report include updated costs, which have increased but have been more than offset by increasing metal prices to $2,000/oz Au and $25.00/oz Ag.

Delamar has been designed using five pit phases to detail construction needs. Phases 4 and 5 are former pits that contain stockpiled material that have now been classified as mostly reserves. RESPEC used the phased pit designs to define the production schedule, which was then used for cash-flow analysis for the feasibility study.

Florida Mountain was designed using four phases, with phase one, "Tip Top", being a former backfilled pit, with this stockpiled material now classified as ore. RESPEC produced the final cash-flow model, which demonstrates that the Tip Top deposits make a positive cash flow and are reasonable with respect to the statement of Mineral Reserves for the Delamar Project.

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15.1 Geotechnical Parameters

RESPEC conducted a geotechnical investigation and engineering analysis to develop recommendations for bench-face angles (BFAs), inter-ramp angles (IRAs), overall slope angles (OSAs), and catch-bench widths for the recommended planned pit slopes. Mr. Jay Nopola of RESPEC's Rapid City, South Dakota, office supervised this investigation and engineering analysis. Kennington et al. (2025) reported the results, which were based on the following information:

• Historical geotechnical data

• Laboratory rock-mechanics tests

• Visual observations of the performance on existing highwalls

• Verbal and written communications with current and former site employees

• Estimates of rock mass properties from available rock core and core photographs

• Geological maps and three-dimensional geological models

• Discontinuity measurements from downhole televiewer data

• The prefeasibility study (PFS) and associated Mill Process Ore (MPO) pit shell based on leach grades.

RESPEC's FS-level recommendations for inter-ramp pit slope design varies depending on the lithology from 27-49° at DeLamar, 43° at Ohio, and from 30-55° for Florida Mountain and are summarized in Table 15-1, Table 15-2, and Table 15-3.

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Table 15-1: Summary of Pit Slope Design Recommendations - DeLamar Main, Sullivan, and Milestone

Sector	Lithology	Bench-Face Angle (degrees)	Bench Width (meters)	Bench Height (meters)	Inter-Ramp Angle (degrees)
Pit Wide	Tuff	70	9.9	12	40
	Qcl	-	-	-	30
	Qbf	36	3.4	6.0	27
Northwest - North Wall	Tql	70	9.9	12	40
	Tuff
	Tlb
Northwest - South Wall	Tpr	70	5.5	12	49
North Central - North Wall	Tql	70	7.6	12	45
	Tpr
	Tbr
	Tlb
North Central - South Wall	Tpr	70	5.5	12	49
	Tbr
	Ttb
North and South Wahl	Tql	70	9.9	12	40
	Tpr
	Tlb
	Ttb
Sommercamp and North DeLamar	Tql	70	9.9	12	40
	Tpr
	Tbr
	Tlb
South DeLamar	Tql	70	9.9	12	40
	Ttb
	Tbr	70	5.5	12	49
	Tpr
Tuff = lower tuff Tpr =porphyritic rhyolite Qcl = colluviumTbr =banded rhyolite Qbf = backfillTtb = Tuff breccia Tql = quartz latiteTlb =lower basalt

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Table 15-2: Summary of Slope Design Recommendations for Soil Materials

Sector	Lithology	Bench-Face Angle (degrees)	Bench Width (meters)	Bench Height (meters)	Inter-Ramp Angle (degrees)
North(a)	Tpr/Tbr/Tsgl	65	7.6	12	43
	Tql	65	7.6	12	43
	Ttb	65	7.6	12	43
	Tuff	65	9.9	12	38
	Tlb	65	7.6	12	43
East(a)	Tpr/Tbr/Tsgl	65	7.6	12	43
	Tql	65	7.6	12	43
	Ttb	65	7.6	12	43
Southwest(a)	Tpr/Tbr/Tsgl	65	7.6	12	43
	Tql	65	7.6	12	43
	Ttb	65	7.6	12	43
Tsgl = sullivan gulch rhyolite (a) Qcl must not exceed a slope of 1.7 horizontal :1.0 vertical (30 degrees).

Table 15-3: Summary of Pit Slope Design Recommendations - Florida Mountain

Slope Orientation		Lithology	Bench-Face Angle (degrees)	Bench Width (meters)	Bench Height (meters)	Inter-Ramp Angle (degrees)
From:	To:
Pit Wide		Tuff	65	16	16	34
		Ttb	70	5.5	16	55
		Qcl	-	-	-	30
85	180	Tql	70	5.5	16	55
180	215		70	5.5	16	55
215	245		70	7.0	16	51
245	340		70	5.5	16	55
340	85		70	7.0	16	51
0	50	Tpr	70	5.5	16	55
50	80		70	7.0	16	51
80	0		70	5.5	16	55

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15.2 Mineral Reserve Statement

Mr. Watson has used the Measured and Indicated mineral resources described in Section 14 as the basis for his definition of mineral reserves for both the DeLamar and Florida Mountain deposits. To define mineral reserves, Mr. Watson first identified ultimate pit limits using economic parameters and pit optimization techniques, then used the resulting optimized pit shells to guide a pit design that allows access for equipment and personnel. Mr. Watson then considered various factors for defining the estimated mineral reserves. Those factors include mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

The economic parameters and cutoff grades used to define the mineral reserves are based on variable processing costs ranging from $3.26-$5.30/tonne and metallurgical recoveries ranging from 45-95% for Au and 15-92% for Ag. The pit optimizations used a G&A cost of $0.65/tonne, pad replacement cost of $1.00/tonne for heap-leach material, and refining costs of $5.00/oz for Au and $0.50 for Ag.

The slopes sectors discussed in Section 15.1 were imported into the Block Model and incorporated in the pit optimization and pit design work based on the optimization results.

For both Florida Mountain and DeLamar oxide and transitional material, the overall leaching process rate is planned to be 35,000 tonnes per day (12,450,000 tonnes per year).

The cutoff grades are variable because of the variable processing costs and variable recoveries. Royalties are built into the block values and are considered when determining whether to process the material.

The mineral reserves are constrained by pit optimizations using a price of $2,000/oz Au, a price of $25/oz Ag, and a mining cost of $2.50/tonne.

Total Proven and Probable reserves for the DeLamar Project from all pit phases are 119,972,000 tonnes at an average grade of 0.33 g Au/t and 13.56 g Ag/t, for 1,259,000 ounces of gold and 52,305,000 ounces of silver at the leach pad (Table 15-4). The mineral reserves point of reference is the point where material is fed into the crusher at the leach pad.

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Table 15-4: Total Proven and Probable Reserves, DeLamar and Florida Mountain

Mineral Reserves		Proven			Probable			Proven & Probable
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Delamar Project	Oxide	5,421	0.34	60	34,604	0.32	358	40,026	0.33	418
	Transitional	6,254	0.44	89	41,045	0.38	497	47,299	0.39	586
	Backfill/Stockpiles	-	0.00	-	32,648	0.24	254	32,648	0.24	254
Total	Mixed	11,675	0.40	149	108,297	0.32	1,110	119,972	0.33	1,259
Mineral Reserves		Proven			Probable			Proven & Probable
SILVER (Ag)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Delamar Project	Oxide	5,421	16.70	2,911	34,604	13.01	14,476	40,026	13.51	17,387
	Transitional	6,254	16.02	3,221	41,045	13.50	17,818	47,299	13.84	21,039
	Backfill/Stockpiles	-	0.00	-	32,648	13.22	13,878	32,648	13.22	13,878
Total	Mixed	11,675	16.34	6,132	108,297	13.26	46,173	119,972	13.56	52,305

Notes:

1. All estimates of Mineral Reserves have been prepared in accordance with NI 43-101 standards and are included within the current Measured and Indicated Mineral Resources.

2. Sterling K, Watson, P.Eng., of RESPEC Company LLC of Reno, Nevada, is a qualified person as defined in NI 43-101, and is responsible for reporting Mineral Reserves for the DeLamar Project. Mr. Watson is independent of Integra.

3. Mineral Reserves are based on prices of $2,000/oz Au and $25/oz Ag. The Mineral Reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle. Pit designs followed pit slope recommendations provided by RESPEC.

4. Mineral Reserves are reported using block value cutoff grades representing the cost of processing.

5. The Mineral Reserves are constrained by pit optimizations using a price of $2,000/oz Au, a price of $25/oz Ag, mining cost of $2.50/tonne (including rehandle), variable processing costs ranging from $3.26-$5.30/tonne, and metallurgical recoveries ranging from 45%-95% for Au and 15%-92% for Ag. The pit optimizations also used a G&A cost of $0.65/tonne, pad replacement cost of $1.00/tonne for heap-leach material, and refining costs of $5.00/oz for Au and $0.50 for Ag.

6. Energy prices of US$3.50 per gallon of diesel.

7. Pit optimizations were run on a range of prices from $500/oz Au to $3,000/oz Au.

8. The cut-off grade for Mineral Reserves is based on economics at a "break-even internal" cut-off grade for the deposits.

9. The Mineral Reserves point of reference is the point where material is fed into the crusher.

10. All ounces reported herein represent troy ounces; "g/t Au" represents grams per tonne gold; "g/t Ag" represents grams per tonne silver.

11. Measured and Indicated Mineral Resources reported are inclusive of Mineral Reserves.

12. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

13. The estimate of Mineral Reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

14. The effective date of the Mineral Reserves Estimate is December 8, 2025.

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16. MINING METHODS

The Project will be a conventional truck-and-shovel open-pit operation across two primary mining areas: Florida Mountain and DeLamar, supplemented by historical stockpiles/backfills adjacent to the pits.  Mining and material movement are scheduled to prioritize early cash flow by starting in Florida Mountain, with DeLamar ramping up later in the schedule. This section summarizes the mining approach, production sequencing, material handling (including stockpiles/backfill), and supporting infrastructure. The general site layout is shown in Figure 16-1.

Figure 16-1: General Area of DeLamar and Florida Mountain Pits and their DRSFs

Mining operations will utilize two 22 m3 hydraulic shovels and one 14 m3 loader to load 136-tonne capacity haul trucks. Ore will be hauled to the crushing facility and then stacked on the heap leach pads.

Development rock will be stored in development rock storage facilities (DRSFs) located near each of the Florida Mountain and DeLamar deposits and backfilled into pits where available.

The production schedule is described in Section 16.1.

This section summarizes the FS production schedule, development of rock storage concepts, stockpiling approach, and the estimated equipment personnel requirements used to support the mine plan.

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16.1 Mine Production Schedule

RESPEC developed the production schedule in Geovia's MineSched™ (version 2025) using Proven and Probable mineral reserves and associated development rock within the designed pits. The schedule assumes crushing and heap leaching of oxide and transition material at Florida Mountain and DeLamar.  Florida Mountain sulfide material is excluded from this FS case. Processing DeLamar material requires crushing and agglomeration before heap leaching. Mining activity will start with establishing the Florida Mountain deposit, which contains better grades and recoveries than the DeLamar deposit. Work will begin with the removal of the Tip Top low-grade historical stockpile, which shows good recoveries.  This material will be crushed and used as overliner in the construction of the Florida Mountain Heap Leach Pad facility.

The schedule is developed on monthly periods, with mobilization and site construction activities starting in Month -12 of Year -1. Pre-stripping at Florida Mountain commences in Month -5, or 7 months after mobilization. Heap leach processing begins in Month 1 of Year 1. Preproduction mining provides approximately 2.6 Mt of leach material, which is crushed and placed as overliner on the heap leach pad prior to stacking ramp-up. The nominal leach stacking/processing rate is 35,000 t/d (12.45 Mt/y). Year 1 stacking totals 11.9 Mt as the operation ramps to a steady state.

Heap leach throughput in any period is constrained by mining sequence, ore release, and required stripping, and therefore may vary from the nominal stacking rate during ramp-up and select pushbacks. Leaching starts with Florida Mountain material in month 1 of production. The processing of DeLamar leach material starts in year 3.8, before which Integra will install the agglomeration circuit. The DeLamar leach material will be processed at the same rate as the Florida Mountain material.

Florida Mountain and DeLamar non-oxide material is stockpiled for potential future processing in alternative flowsheets outside the FS case.

Over a period of six months, the total mining rate will ramp up from 1,000 tonnes per day to about 60,000 tonnes per day. A maximum of 72,000 tonnes per day is used from month 5 through month 8 to match the stripping requirements of Florida Mountain Phase 1.

The yearly mining production for Florida Mountain is summarized in Table 16-1. DeLamar's yearly mine production schedule is summarized in Table 16-2. Table 16-3 shows the total FS mine production schedule from all areas combined.

Development rock generated during mining includes material classified as potentially acid-generating (PAG) and non-acid-generating (NAG), based on project geochemical characterization. For mine planning and scheduling, PAG and NAG are included within the development rock totals in the production schedule and material movement tables. Placement of PAG material is assumed to occur in designated development rock storage facilities and/or approved pit backfill locations consistent with the site water management, reclamation, and closure approach. Detailed PAG management criteria and controls are addressed in Section 20.3.

Material sent to crushing/heap leach is scheduled from the mine plan, with recoverable ounces estimated using the process recovery assumptions and the metal production model. Recovered ounces are summarized in Section 17, with contained and recoverable ounces summarized in Table 16-4.

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Table 16-1: Florida Mountain Mine Production Schedule

		Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Total
Florida Mountain Total Material Mined	Leach to Plant	K Tonnes	708	9,007	10,467	9,099	9,460	1,636	40,378
		g Au/t	0.41	0.45	0.41	0.46	0.43	0.37	0.43
		K Ozs Au	9	131	139	135	130	20	564
		g Ag/t	12.34	12.76	9.23	11.48	12.36	18.41	11.68
		K Ozs Ag	281	3,695	3,106	3,358	3,760	968	15,168
	Leach to Stockpile	K Tonnes	1,870	2,973	3,053	2,945	2,415	431	13,687
		g Au/t	0.25	0.14	0.17	0.20	0.18	0.12	0.18
		K Ozs Au	15	13	16	19	14	2	79
		g Ag/t	5.33	4.59	4.36	5.29	5.74	7.49	5.09
		K Ozs Ag	321	439	428	501	446	104	2,239
	Total Leach Mined above COG	K Tonnes	2,578	11,980	13,520	12,044	11,875	2,067	54,065
		g Au/t	0.29	0.37	0.36	0.40	0.38	0.32	0.37
		K Ozs Au	24	144	155	154	144	21	643
		g Ag/t	7.26	10.73	8.13	9.97	11.02	16.13	10.01
		K Ozs Ag	602	4,134	3,534	3,860	4,206	1,072	17,407
	PAG_WST	K Tonnes	71	825	2,366	4,184	4,539	1,478	13,462
	NAG_Wst	K Tonnes	602	9,541	5,308	5,646	3,231	589	24,917
	Historical Backfill Wst	K Tonnes	185	13	1	26	135	-	360
	Historical Stockpiles Wst	K Tonnes	-	-	-	-	-	-	-
	Total Development Rock	K Tonnes	857	10,379	7,675	9,856	7,905	2,067	38,738
	Total Mined	K Tonnes	3,435	22,359	21,195	21,900	19,780	4,134	92,803
	Strip Ratio	K Tonnes	0.33	0.87	0.57	0.82	0.67	1.00	0.72

Note: COG = cutoff grade.

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Table 16-2: DeLamar FS Mine Production Schedule

		Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Total
DeLamar Total Material Mined	Leach to Plant	K Tonnes	-	-	-	-	330	3,655	5,360	7,449	6,054	892	306	24,047
		g Au/t	-	-	-	-	0.31	0.40	0	0.44	0.39	0.34	0.47	0.41
		K Ozs Au+	-	-	-	-	3	47	69	104	76	10	5	314
		g Ag/t	-	-	-	-	13.57	17.05	17.61	22.05	26.76	27.22	17.72	21.51
		K Ozs Ag	-	-	-	-	144	2,003	3035	5,281	5,209	781	175	16,628
	Leach to Stockpile	K Tonnes	-	-	-	-	199	7,151	7295	4,713	3,803	5,697	4,708	33,566
		g Au/t	-	-	-	-	0.15	0.25	0.21	0.20	0.17	0.16	0.19	0.20
		K Ozs Au	-	-	-	-	1	58	50	30	21	30	29	220
		g Ag/t	-	-	-	-	11.22	17.20	14.44	14.78	14.57	12.92	15.88	15.01
		K Ozs Ag	-	-	-	-	72	3,954	3387	2,239	1,782	2,366	2,404	16,203
	Total Leach Mined above COG	K Tonnes	-	-	-	-	529	10,806	12655	12,162	9,858	6,589	5,014	57,613
		g Au/t	-	-	-	-	0.25	0.30	0.29	0.34	0.31	0.19	0.21	0.29
		K Ozs Au	-	-	-	-	4	106	119	134	97	40	34	534
		g Ag/t	-	-	-	-	12.69	17.15	15.78	19.23	22.06	14.85	15.99	17.72
		K Ozs Ag	-	-	-	-	216	5,957	6422	7,520	6,991	3,146	2,578	32,830
	PAG_WST	K Tonnes	-	-	-	-	110	2,165	3237	3,667	2,894	812	186	13,072
	NAG_Wst	K Tonnes	-	-	-	-	210	1,534	438	253	2,518	242	26	5,221
	Historical Backfill Wst	K Tonnes	-	-	-	-	11	1,646	1969	2,168	495	305	-	6,595
	Historical Stockpiles Wst	K Tonnes	-	-	-	-	-	-	0	-	-	929	652	1,581
	Total Development Rock	K Tonnes	-	-	-	-	331	5,345	5645	6,088	5,907	2,288	864	26,468
	Total Mined	K Tonnes	-	-	-	-	861	16,151	18300	18,250	15,764	8,877	5,878	84,080
	Strip Ratio	W:O					0.63	0.49	0	0.50	0.60	0.35	0.17	0.46

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Table 16-3: Total FS Mine Production Schedule

		Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Total
Delamar Total Material Mined	Leach to Plant	K Tonnes	708	9,007	10,467	9,099	9,790	5,291	5,360	7,449	6,054	892	306	64,425
		g Au/t	0.41	0.45	0.41	0.46	0.42	0.39	0	0.44	0.39	0.34	0.47	0.42
		K Ozs Au	9	131	139	135	133	67	69	104	76	10	5	878
		g Ag/t	12.34	12.76	9.23	11.48	12.40	17.47	17.61	22.05	26.76	27.22	17.72	15.35
		K Ozs Ag	281	3,695	3,106	3,358	3,904	2,972	3035	5,281	5,209	781	175	31,796
	Leach to Stockpile	K Tonnes	1,870	2,973	3,053	2,945	2,614	7,582	7295	4,713	6,237	11,558	4,708	55,547
		g Au/t	0.25	0.14	0.17	0.20	0.17	0.25	0	0.20	0.22	0.24	0.19	0.21
		K Ozs Au	15	13	16	19	15	60	50	30	44	90	29	381
		g Ag/t	5.33	4.59	4.36	5.29	6.16	16.65	14.44	14.78	11.84	10.35	15.88	11.49
		K Ozs Ag	321	439	428	501	518	4,058	3387	2,239	2,375	3,845	2,404	20,514
	Total Leach Mined above COG	K Tonnes	2,578	11,980	13,520	12,044	12,404	12,873	12655	12,162	12,292	12,450	5,014	119,972
		g Au/t	0.29	0.37	0.36	0.40	0.37	0.31	0.29	0.34	0.30	0.25	0.21	0.33
		K Ozs Au	24	144	155	154	148	127	119	134	120	99	34	1,259
		g Ag/t	7.26	10.73	8.13	9.97	11.09	16.98	15.78	19.23	19.19	11.56	15.99	13.56
		K Ozs Ag	602	4,134	3,534	3,860	4,422	7,029	6422	7,520	7,584	4,626	2,578	52,310
	PAG_WST	K Tonnes	71	825	2,366	4,184	4,649	3,643	3237	3,667	2,894	812	186	26,533
	NAG_Wst	K Tonnes	602	9,541	5,308	5,646	3,441	2,123	438	253	2,518	242	26	30,137
	Historical Backfill Wst	K Tonnes	185	13	1	26	146	1,646	1969	2,168	495	305	-	6,954
	Historical Stockpiles Wst	K Tonnes	-	-	-	-	-	-	0	-	-	929	652	1,581
	Total Development Rock	K Tonnes	857	10,379	7,675	9,856	8,236	7,412	5645	6,088	5,907	2,288	864	65,206
	Total Mined	K Tonnes	3,435	22,359	21,195	21,900	20,640	20,285	18300	18,250	18,198	14,738	5,878	185,178
	Strip Ratio	W:O	0.33	0.87	0.57	0.82	0.66	0.58	0	0.50	0.48	0.18	0.17	0.54

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Table 16-4: FS Process Production Schedule

		Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Total
Total Process Production Schedule	Oxide	K Tonnes	632	5,490	4,266	5,171	4,723	3,664	3,549	5,481	5,852	1,013	173	40,014
		g Au/t	0.31	0.37	0.37	0.28	0.35	0.32	0.32	0.33	0.30	0.24	0.41	0.33
		K Ozs Au	6	65	51	46	53	38	37	57	56	8	2	418
		Recovered K Oz Au	5.47	55.53	43.56	39.38	45.46	28.29	27.96	45.33	46.72	6.62	1.97	346.30
		Produced K Oz Au	1	51	48	37	45	34	27	42	52	6	4	346
		g Ag/t	10.72	11.81	7.71	8.39	11.14	14.55	16.97	17.93	18.89	15.51	11.75	13.51
		K Ozs Ag	218	2,084	1,058	1,394	1,691	1,714	1936	3,160	3,554	505	65	17,381
		Recovered K Oz Ag	88	838	425	561	658	359	352	604	783	69	9	4,745
		Produced K Oz Ag	6	776	431	501	617	504	344	523	882	96	42	4,745
	Transitional	K Tonnes	304	6,419	8,216	7,279	7,565	3,798	3045	5,219	3,956	1,208	302	47,311
		g Au/t	0.42	0.39	0.38	0.47	0.39	0.33	0.40	0.40	0.32	0.23	0.34	0.39
		K Ozs Au	4	79	100	110	94	40	39	67	40	9	3	586
		Recovered K Oz Au	3	54	68	74	63	22	18	34	25	6	2	369
		Produced K Oz Au	1	49	64	75	63	28	16	33	28	6	4	369
		g Ag/t	10.18	9.90	8.81	10.67	11.02	15.37	16.47	20.75	26.76	22.21	17.63	13.84
		K Ozs Ag	99	2,042	2,326	2,498	2,680	1,877	1612	3,481	3,403	862	171	21,052
		Recovered K Oz Ag	36	743	847	909	976	589	470	883	993	217	42	6,705
		Produced K Oz Ag	8	654	793	896	956	689	410	836	1,133	203	105	6,705
	Backfill	K Tonnes	1,642	7	2	-	161	4,987	5,890	1,750	208	203	13	14,862
		g Au/t	0.26	0.19	0.22	-	0.23	0.27	0.23	0.22	0.20	0.15	0.13	0.25
		K Ozs Au	14	0	0	-	1	44	44	13	1	1	0	117
		Recovered K Oz Au	12	0	0	-	1	32	32	9	1	1	0	87
		Produced K Oz Au	9	3	0	-	1	23	36	12	2	1	0	87
		g Ag/t	5.39	3.33	4.07	-	5.28	18.57	16.16	15.18	12.69	9.09	7.07	15.38
		K Ozs Ag	284	1	0	-	27	2,977	3060	854	85	59	3	7,351
		Recovered K Oz Ag	134	0	0	-	13	1,081	1,113	315	31	22	1	2,712
		Produced K Oz Ag	89	35	5	-	11	450	1226	497	162	69	42	2,712

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		Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Total
Total Process Production Schedule	Historic Backfill Areas	K Tonnes	-	-	-	-	-	-	-	-	2,434	10,026	5,326	17,785
		g Au/t	-	-	-	-	-	-	-	-	0.29	0.25	0.19	0.24
		K Ozs Au	-	-	-	-	-	-	-	-	23	82	33	137
		Recovered K Oz Au	-	-	-	-	-	-	-	-	18	65	25	108
		Produced K Oz Au	-	-	-	-	-	-	-	-	5	65	30	108
		g Ag/t	-	-	-	-	-	-	-	-	7.58	10.01	15.80	11.41
		K Ozs Ag	-	-	-	-	-	-	-	-	593	3,228	2,705	6,526
		Recovered K Oz Ag	-	-	-	-	-	-	-	-	261	1,311	901	2,474
		Produced K Oz Ag	-	-	-	-	-	-	-	-	15	801	1,051	2,474
	Total	K Tonnes	2,578	11,915	12,484	12,450	12,450	12,450	12484	12,450	12,450	12,450	5,813	119,972
		g Au/t	0.29	0.38	0.38	0.39	0.37	0.30	0.30	0.34	0.30	0.25	0.20	0.33
		K Ozs Au	24	144	151	156	148	121	119	137	121	99	38	1,259
		Recovered K Oz Au	20	109	111	114	110	82	78	89	91	78	29	911
		Produced K Oz Au	10	102	112	112	109	85	80	87	87	78	39	911
		g Ag/t	7.26	10.77	8.43	9.72	10.99	16.41	16.47	18.72	19.08	11.63	15.75	13.56
		K Ozs Ag	602	4,127	3,385	3,892	4,398	6,568	6608	7,494	7,636	4,655	2,945	52,310
		Recovered K Oz Ag	258	1,582	1,272	1,470	1,647	2,029	1935	1,802	2,068	1,620	954	16,635
		Produced K Oz Ag	103	1,465	1,229	1,399	1,584	1,643	1980	1,857	2,191	1,170	1,240	16,635
	Total Equivalent Au Oz Produced	Produced K Oz AuEq	11	118	126	128	126	103	101	107	111	90	52	1,091

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Ore stockpiles will be located in or adjacent to pits. The stockpiles will store low-grade material longer term and some higher-grade material during initial mining. Stockpile management will be required to manage processed metal grades and manage the blending of the various ore types. To optimize the mine, stockpile management will be managed with more detailed mine planning and scheduling during mine operation. The current mine plan has these ore stockpiles depleted in year 10 of production.

Table 16-5 shows the stockpile balance sheet for the heap-leach.

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Table 16-5: Leach Ore Stockpile Balance

	Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Total
Leach to Stockpile	K Tonnes	54	252	1,251	342	526	1,138	515	374	3,733	5,861	-	14,046
	g Au/t	0.29	0.14	0.20	0.67	0.29	0.26	0.22	0.23	0.25	0.32	-	0.28
	K Ozs Au	1	1	8	7	5	9	4	3	30	60	-	128
	g Ag/t	6.84	4.48	4.67	6.05	6.84	17.30	14.65	16.20	10.44	7.85	-	9.35
	K Ozs Ag	12	36	188	66	116	633	243	195	1,253	1,479	-	4,221
Removed from Stockpile	K Tonnes	54	187	215	747	572	715	344	662	3,891	5,861	799	14,046
	g Au/t	0.29	0.14	0.44	0.39	0.28	0.14	0	0.26	0.26	0.32	0.18	0.28
	K Ozs Au	0.5	0.8	3.0	9.3	5.2	3.3	2.8	5.6	32.8	59.8	4.7	128
	g Ag/t	6.84	4.67	7.80	4.77	6.01	5.76	16.95	16.77	10.76	7.85	15.59	9.35
	K Ozs Ag	12	28	54	115	110	133	187	357	1,346	1,479	401	4,221
Stockpile Balance	K Tonnes	-	65	1,101	696	650	1,074	1245	957	799	799	-	-
	g Au/t	-	0.14	0.15	0.15	0.14	0.26	0.24	0.23	0.18	0.18	-	-
	K Ozs Au	-	0	5	3	3	9	10	7	5	5	-	-
	g Ag/t	-	3.94	4.02	4.21	4.77	17.39	16.38	16.04	15.59	15.59	-	-
	K Ozs Ag	-	8	142	94	100	600	656	494	401	401	-	-

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16.2 Designs of Development Rock Storage Facilities

For this feasibility study, RESPEC designed the two DRSFs to contain the development rock mined from the different pit phases. Table 16-6 shows the volumes of development rock mined from the Florida Mountain and DeLamar pits. The volumes of development rock are calculated using the SG value in the resource model and a 1.3 swell factor. The swell factor represents the swelling of material as it is blasted and loaded into trucks and the recompacting of the material as it is placed in the DRSFs.

Table 16-6: Development Rock Containment Requirements (With Swell)

	Development Rock Volumes (K Cu M) w/ Swell
	Phase	Oxide	Transitional	Non-Oxide	Fill	Total
DeLamar	1	1,204	1,102	1,205	1,126	4,637
	2	1,470	1,028	1,103	3,884	7,485
	3	1,526	651	377	68	2,622
	4	296	64	6	855	1,221
	5	14	-	-	589	602
	Total Del	4,509	2,846	2,691	6,522	16,567
Florida Mnt	1	38	6	-	180	224
	2	979	467	93	4	1,543
	3	6,951	4,594	1,430	10	12,984
	4	2,277	2,180	1,593	124	6,175
	Total Flmnt	10,245	7,247	3,116	318	20,926
Total Project		14,754	10,093	5,807	6,840	37,494

Note: Swell factor of 1.3 was used for containment requirements

Development rock storage capacities are shown in Table 16-7. One DRSF is planned for DeLamar and one for Florida Mountain. The capacity of the Florida Mountain DRSF is 27.0 million cubic meters, and the estimated development rock produced is 20.9 million cubic meters. The capacity of the China Gulch DRSF is 14.5 million cubic meters, and the estimated development rock produced from DeLamar is 16.6 million cubic meters. Therefore, ~2.0 million cubic meters of DeLamar development rock needs to be hauled to the Florida DRSF or backfilled into the DeLamar Pit should the space be available when it is required.

Both DRSFs include internal access roads to support construction and ongoing placement.  The designs assume 15m bench heights and 34-degree bench face angle. The China Gulch DRSF will be constructed in a valley to the east of the deposit, filling in the existing topography. The material placed into this DRSF will come primarily from the first three phases of the DeLamar deposit. The Florida Mountain DRSF will be constructed on top of the Jacobs Gulch backfill mining area following the removal of economic ore. The Florida Mountain DRSF will contain all the development rock from the Florida Mountain pit phases, along with the remaining development rock from DeLamar Phase three, four, and five. The location for the Florida Mountain DRSF reduces the project's overall surface disturbance because of the backfill of Jacobs Gulch. Mr. Watson designed the Florida Mountain DRSF to avoid a natural stream flowing adjacent to the southwest DRSF boundary.

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Table 16-7: DRSF and Backfill Design Capacities

	K Cu M	K Tonnes
Florida Mountain	27,007	81,022
DeLamar	14,537	43,611
Total	41,544	124,633

16.3 Equipment Requirements

This feasibility study assumes owner-operated mining. Equipment requirements were developed from the production schedule using standard equipment performance, utilization, and efficiency assumptions, with equipment sized to meet peak material movement periods.  This first-principal buildup of hours required was utilized to achieve the production schedule. Primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks. The shown number of haul trucks includes production trucks and leach pad operation truck requirements. The fleet ramps to a peak of 17 haul trucks during the peak stripping period and then reduces as haul distances and movement requirements decline. The 17 trucks will remain operational and will be rotated into operation as operating trucks require service or their expected operational life ends.

In addition to the primary mining equipment, the mine requires support, blasting, and maintenance equipment. Table 16-8 shows the yearly equipment requirements.

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Table 16-8: FS Yearly Mine Equipment Requirements

Primary Equipment	Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Total
Production Drills	#	2	3	3	3	3	3	3	3	3	2	2	3
Pioneering Drills	#	1	0	0	0	1	1	0	0	0	0	0	1
Loader	#	1	1	1	1	1	1	1	1	1	1	1	1
Hydraulic Shovel	#	2	2	2	2	2	2	2	2	2	2	1	2
Haul Trucks	#	6	12	11	15	15	17	13	13	14	14	8	17
Support Equipment
D10 Type Dozer	#	1	2	2	2	2	2	2	2	2	2	2	2
D9 Type Dozer	#	1	1	1	1	1	1	1	1	1	1	1	1
D8 Type Dozer	#	0	0	0	0	0	0	0	0	0	0	0	0
Motor Grader (18')	#	2	2	2	2	2	2	2	2	2	2	2	2
Water Truck - 20,000 gal	#	1	2	2	2	2	2	2	2	2	2	2	2
Pit Pumps	#	1	2	2	2	2	2	2	2	2	2	2	2
50 Ton Crane	#	1	1	1	1	1	1	1	1	1	1	1	1
Flat Bed Truck	#	1	1	1	1	1	1	1	1	1	1	1	1
Blasting
Skid Loader	#	1	1	1	1	1	1	1	1	1	1	1	1
Stemming Truck	#	0	0	0	0	0	0	0	0	0	0	0	0
Explosives Truck	#	1	1	1	1	1	1	1	1	1	1	1	1
Mine Maintenance
Lube/Fuel Truck	#	1	1	1	1	1	1	1	1	1	1	1	1
Mechanic/Service Truck	#	1	2	2	2	2	2	2	2	2	2	2	2
Tire Truck	#	1	1	1	1	1	1	1	1	1	1	1	1
Other Mine Equipment
Light Plants	#	4	4	4	4	4	4	4	4	4	4	4	4

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Earlier mining studies identified the water table at an elevation of around 1,810-meters. All the Florida Mountain mining and most of the DeLamar Pit mining is above this elevation. The mining at Sullivan Gulch phase 2 does extend about 160 meters below the 1,810-meter elevation line. RESPEC assumes that the two pit pumps will be sufficient to maintain a dry pit.

The mine is anticipated to operate 24 hours per day with four work crews working four days on and four days off and rotating between day shift and night shift. The daily shift schedule will be 12 hours per day reduced to account for standby time including startup/shutdown, lunch, breaks, and operational delays totaling 3.0 hours per day. This allows for 21 work hours each day, an 87.5% schedule efficiency. The estimated schedule efficiency is shown in Table 16-9.

Table 16-9: Schedule Efficiency

Shifts per Day	shift/day	2
Hours per Shift	hr/shift	12
Theoretical Hours per Day	hrs/day	24
Shift Startup / Shutdown	hrs/shift	0.5
Lunch	hrs/shift	0.5
Breaks	hrs/shift	0.25
Operational Standby	hrs/shift	0.25
Total Standby / shift	hrs/shift	1.50
Total Standby / day	hrs/day	3.00
Available Work Hours	hrs/day	21.00
Schedule Efficiency	%	87.5%

Pioneer drills will be smaller air-track drills with contained cabs. Production drills will be 45,000lb-pulldown, track-mounted, rotary blast-hole drills. RESPEC employed an 83% efficiency factor for pioneer drilling and an 85% efficiency factor for production and controlled blast-hole drilling. Penetration rates of 26.3, 27.5, 30.3 meters per hour were used along with 2.8 minutes per hole of non-drilling time for production, 2.8 minutes per hole of non-drilling time for trim-rows, and 3.0 minutes per hole of non-drilling time for pioneer drilling.

Based on the above parameters, RESPEC estimates that mine operations will require one pioneer drill and three production drills and assumes that these drills will last through the life of the mine with an availability of 85%.

RESPEC anticipates that the mine will require two large 22-cubic-meter hydraulic shovels and one 14-cubic meter loader. RESPEC estimated the loader's productivity will be 2,345 tonnes per hour, or 1,950 tonnes per hour at an operating efficiency of 83%. The loader will primarily be used for back-up mining production and re-handle of stockpiles material. The 14-cubic-meter loading unit assumed availability starts at 90% and is reduced 1% per year until it reaches 85%, from which point it is held constant through the remaining life of the loading units. No replacement loaders were assumed. The overall use of available hours is 33%.

The mine plan uses two hydraulic shovels as the primary loading tools. The initial shovel starts operating in month -6. The second shovel starts working in month 1. RESPEC estimated their productivity to be 3,326 tonnes per hour, or 2,760 tonnes per hour after applying 83% efficiency. As with the loader, the assumed availability starts at 90% and declines at 1% per year to a low of 85% and then remains the same through the LOM. The overall use of operating hours is 80%.

Haul trucks are envisioned as 136-tonne capacity rigid frame trucks. Haulage hours were developed using MineSched software (Version 2025), which uses 3-dimensional centerlines drawn for bench, in-pit, and ex-pit travel. The performance and retard curve data are input into the software, and MineSched uses that and the truck capacity and load, dump, and spot times to determine the time required to haul material to its destination. The hours developed from MineSched are considered productive hours and are adjusted in the mining cost spreadsheets to include an 83% efficiency.

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The loading time provided in the software is based on the hydraulic shovel and is included in the productive hour calculation, which is adjusted in spreadsheets to reflect the use of loaders. Thus, the load time is dependent on whether the truck was loaded by a loader or shovel. The loader time used was 5.40 minutes and the shovel time used was 2.67 minutes. Spot time at the loader or shovel was 0.24 minutes and the spot and dump time was a combined 1.20 minutes. A payload of 126t (dry tonnes) is assumed to reflect block model dry density and operating payload limits for the selected 136-t class truck. The number of trucks was calculated to increase over time due to farther haulage with some pit phases. A total of 17 haul trucks are purchased to maintain the production schedule. This assumes a 1% per year declining availability from 90% down to 85%.

16.4 Personnel Requirements

Table 16-10 shows the estimated mine operations personnel requirements on the number of people that will be required to operate, supervise, maintain, and plan for operations to achieve the production schedule. The peak mining personnel requirement is 250 people on an annual basis.

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Table 16-10: FS Mining Personnel Requirements

Mining General Personnel	Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Max
Mine Superintendent	#	1	1	1	1	1	1	1	1	1	1	1	1
Mine General Foreman	#	1	1	1	1	1	1	1	1	1	1	1	1
Mine Foremen	#	4	4	4	4	4	4	4	4	4	4	4	4
Chief Mine Engineer	#	1	1	1	1	1	1	1	1	1	1	1	1
Mine Engineer	#	2	2	2	2	2	2	2	2	2	2	2	2
Chief Surveyor	#	1	1	1	1	1	1	1	1	1	1	1	1
Surveyor	#	3	3	3	3	3	3	3	3	3	3	3	3
Chief Geologist	#	1	1	1	1	1	1	1	1	1	1	1	1
Ore Control Geologist	#	4	4	4	4	4	4	4	4	4	4	4	4
Samplers	#	4	4	4	4	4	4	4	4	4	4	4	4
Total Mine General	#	22	22	22	22	22	22	22	22	22	22	22	22
Mine Operations Hourly Personnel
Operators
Blasters	#	2	2	2	2	2	2	2	2	2	2	2	2
Blasters Helpers	#	2	2	2	2	2	2	2	2	2	2	2	2
Drill Operators	#	8	12	12	12	16	16	12	12	12	8	8	16
Loader Operators	#	8	10	10	10	10	10	10	10	12	8	6	12
Haul Truck Operators	#	24	48	44	60	60	68	52	52	56	56	32	68
Support Equipment Operators	#	12	17	17	17	17	17	17	17	17	17	17	17
General Mine Labors	#	0	0	0	0	0	0	0	0	0	0	0	0
Total Operators	#	56	91	87	103	107	115	95	95	101	93	67	115
Mechanics
Mechanics, Drilling	#	4	6	6	6	8	8	6	6	6	4	4	8
Mechanics, Loading	#	4	6	6	6	8	8	6	6	6	4	4	8
Mechanics, Haulage	#	12	24	22	30	30	30	26	26	28	28	16	30
Mechanics, Support	#	6	8.5	8.5	8.5	8.5	8.5	8.5	8.5	8.5	8.5	8.5	8.5
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Total Mechanics	#	26	44.5	42.5	50.5	54.5	54.5	46.5	46.5	48.5	44.5	32.5	54.5
Maintenance
Maintenance Superintendent	#	1	1	1	1	1	1	1	1	1	1	1	1
Maintenance Foreman	#	4	4	4	4	4	4	4	4	4	4	4	4
Maintenance Planners	#	2	2	2	2	2	2	2	2	2	2	2	2
Light Vehicle Mechanic	#	2	2	2	2	2	2	2	2	2	2	2	2
Welder	#	4	4	4	4	4	4	4	4	4	4	4	4
Servicemen	#	4	4	4	4	4	4	4	4	4	4	4	4
Tireman	#	4	4	4	4	4	4	4	4	4	4	4	4
Maintenance Labor	#	4	4	4	4	4	4	4	4	4	4	4	4
Total Maintenance	#	25	25	25	25	25	25	25	25	25	25	25	25

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17. RECOVERY METHODS

The DeLamar project's oxide and transitional mineralization is amenable to conventional cyanide heap leaching followed by Merrill Crowe processing to recover gold and silver. In this section, material delivered from the mine for processing by this feasibility study's mine schedule will be defined as ore and is presented in Section 16.1. The project includes two heap leach facilities: one heap leach pad (HLP) at Florida Mountain (Florida Mountain HLP) and one at DeLamar (DeLamar HLP). The construction and operation of these facilities are phased according to the mine production schedule.  Haul trucks will transfer run-of-mine ore from the pits to a two-stage crushing facility that will initially be located adjacent to the Florida Mountain pit and will then be moved to a site adjacent to the DeLamar HLP when mining at Florida Mountain stops.  The crushing facility is semi-mobile and therefore a move primarily using fleet equipment will take place over a two week period.  The primary difference in processing Florida Mountain and DeLamar ore is the presence of clay in the DeLamar ore.  Due to this agglomeration is introduced into the process, as well as changing the stacking method from haul trucks to conveyors.

After two-stage crushing, Florida Mountain ore will be truck stacked on the Florida Mountain HLP and leached, pregnant leach solution (PLS) collected in the in-heap process pond and conveyed via double-contained piping to the centrally located Merrill Crowe plant immediately south of the DeLamar HLP site. Residual leaching operations at the Florida Mountain HLP will continue when mining and crushing move to the DeLamar pit and stacking transitions from the Florida Mountain HLP to the DeLamar HLP.

After mining shifts to the DeLamar pit, haul trucks will move mined ore from the DeLamar pit to the two-stage crushing facility adjacent to the DeLamar HLP. Material crushed to 25.4 mm minus will be screened, agglomerated, and placed in the cure stockpile. The agglomerated ore will then be recombined with the product from the secondary roll crushers and conveyor-stacked on the DeLamar HLP. The conveyor system includes an overland conveyor from the crushing and agglomeration area that feeds into a series of grasshopper conveyors and a radial stacker system for stacking on the DeLamar HLP. Pregnant leach solution will collect in the DeLamar HLP's in-heap process pond and then pumped to the Merrill Crowe plant for recovery of gold and silver.

The product of the Merrill Crowe process is a gold and silver-bearing precipitate that will be transported to Integra's operating Florida Canyon Mine refinery for processing into gold and silver doré.

17.1 Process Flow Sheets

The DeLamar project's process flowsheets are based on the metallurgical testing and interpretation presented in Section 13, with Florida Mountain operations shown in Figure 17-1 and DeLamar operations shown in Figure 17-2. Key differences in the operations represented by these flow sheets are the HLP stacking methods (truck stacking of the Florida Mountain HLP and conveyor stacking of the Delamar HLP) and the addition of agglomeration for the DeLamar material. The processes presented in the flowsheet summaries are further detailed in subsequent sections.

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LEGEND
SOLUTION
ORE
APRON FEEDERS
FLORIDA MTN. HAUL TRUCK
PRIMARY MINERAL SIZER (RELOCATED)
SECONDARY ROLL CRUSHERS
LIME SILO
LOADER
FLORIDA MTN. CRUSHED ORE STOCKPILE
FLORIDA MTN. HAUL TRUCK
BARREN LEACH SOLUTION
FLORIDA MTN. HEAP LEACH PAD
FLORIDA MTN. IN-HEAP PROCESS POND
FLORIDA MTN. EVENT POND
PREGNANT LEACH SOLUTION
MERRILL CROWE PLANT
CLARIFIER FILTERS
CLARIFIER FILTER FEED TANK
SETTLING POND
DEAERATION TOWER
ATM
VACUUM PUMP
ZINC
ZINC FEEDER
PRECIPITATE FILTRATION
SODIUM CYANIDE SOLUTION
BARREN SOLUTION TANK
REFINERY (EXISTING OFF SITE)
REFINERY EXHAUST CONTROL SYSTEM
MERCURY RETORT
DORE
FLUX
MELTING FURNACE
DELAMAR HEAP LEACH PAD

Figure 17-1: Florida Mountain Process Flow Sheet

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LEGEND
SOLUTION
ORE
DELAMAR HAUL TRUCK
APRON FEEDER (RELOCATED)
PRIMARY MINERAL SIZER (RELOCATED)
APRON FEEDER (RELOCATED)
FLORIDA MTN. HAUL TRUCK
AGGLOMERATION
SCREEN BYPASS
SCREEN 1" MINUS
CEMENT SILO
AGGLOMERATION DRUM
SECONDARY ROLL CRUSHERS (RELOCATED)
LOADER
LIME SILO
24-HR CURE STOCKPILE RECLAIM FEEDER
24-HOUR CURE STOCKPILE
CONVEYOR STACKING SYSTEM
OVERLAND CONVEYORS
BARREN LEACH SOLUTION
DELAMAR HEAP LEACH PAD
DELAMAR IN-HEAP PROCESS POND
PREGNANT LEACH SOLUTION
MERRILL CROWE PLANT (SEE DETAIL ON FIGURE 17-1)
DELAMAR EVENT POND
BARREN TANK

Figure 17-2: DeLamar Process Flow Sheet

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17.2 Process Production Schedule

The heap leach tonnage schedule for the Florida Mountain HLP and the DeLamar HLP including stockpiles and backfill is shown in Table 17-1. The LOM average head grades for the Florida Mountain pit ore are estimated as 0.37g Au/tonne and 10.18g Ag/tonne (0.49g AuEq/t). The LOM average head grades for the DeLamar pit ore are estimated as 0.33g Au/tonne and 18.92g Ag/tonne (0.55g AuEq/t). LOM average head grades can be seen in Table 17-2 below. Metallurgical analyses are detailed in Section 13.

Heap leaching will operate continuously throughout the life of the mine. For the first four years, the project will process ore exclusively from the Florida Mountain pit and leach it on the Florida Mountain HLP. DeLamar pit and HLP operations commence in year 4 (while leaching continues at the Florida Mountain HLP).

Table 17-1: Pit Production Schedule

Year	Florida Mountain			DeLamar			Total
	K tonne	g/tonne Au	g/tonne Ag	K tonne	g/tonne Au	g/tonne Ag	K tonne	g/tonne Au	g/tonne Ag
-1	2,578	0.29	7.26	-	-	-	2,578	0.29	7.26
1	11,915	0.38	10.77	-	-	-	11,915	0.38	10.77
2	12,484	0.38	8.43	-	-	-	12,484	0.38	8.43
3	12,450	0.39	9.72	-	-	-	12,450	0.39	9.72
4	12,021	0.37	10.92	429	0.27	13.05	12,450	0.37	10.99
5	2,617	0.28	14.06	9,833	0.31	17.04	12,450	0.30	16.41
6	-	0.11	6.00	12,484	0.30	16.47	12,484	0.30	16.47
7	-	-	-	12,450	0.34	18.72	12,450	0.34	18.72
8	2,434	0.29	7.58	10,016	0.30	21.87	12,450	0.30	19.08
9	5,861	0.32	7.85	6,589	0.19	14.99	12,450	0.25	11.63
10	-	0.15	-	5,813	0.20	15.75	5,813	0.20	15.75

Table 17-2: Total Head Grades and Contained Metals

Mining	DeLamar	Florida Mtn.	Stockpiles	Total
Total Tonnage Mined (K tonne)	75,905	76,625	32,648	185,178
Total Ore Mined (K tonne)	35,072	52,253	32,648	119,972
Strip Ratio (Waste: Ore)	1.16	0.47	0	0.54
Grade
Average Gold Grade (g/tonne Au)	0.33	0.37	0.24	0.33
Average Silver Grade (g/tonne Ag)	18.92	10.18	13.22	13.56
Contained Metals
Contained Gold (koz Au)	377	628	254	1,259
Contained Silver (koz Ag)	21,339	17,095	13,877	52,310
Contained Gold Equivalent (koz AuEq)	626	827	416	1,869

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17.3 Recovery Process Designs

The two pits, the crushing facility (initially at Florida Mountain, then relocated to DeLamar), agglomeration (DeLamar ore only), the two heap leaches, and the Merrill Crowe process plant design are summarized in Table 17-3. The general layout of the project's facilities and infrastructure is shown in Figure 17-3. Each process facilities is further described in subsequent subsections.

Table 17-3: Process Design Summary

Process Facility	Operational Component	Parameter	Design
Crushing/Agglomeration	Primary Crushing	Mineral sizer	Throughput 1,724 tph Crush size 133 mm P80
	Secondary Crushing	Roll crushers (3)	Throughput 1,724 tph Crush size 19 mm P80
	Agglomeration (DeLamar only)	Drum and cure pile	Throughput 551 tph
Heap Leach	Stacking	Stacking rate	35,000 tonne/day
	Florida Mountain HLP Stacking	Trucks and dozers	785 haul trucks and D10 dozers
	DeLamar HLP Stacking	Conveyor system	Overland conveyor (731.5 m length), Grasshoppers (36.6 m length each, max quantity 36) Radial stacker (48.2 m length)
	Heap Design	Slope	3:1 (h:v)
		Lift Height	10 m
	Leaching	Leach cycle	90 days
		Barren solution application rate	6.11 L/s/m2
		Nominal barren solution flow rate	1,360 m3/h
		Solution Application Method	Drip irrigation
Merrill Crowe Plant		Nominal plant flow rate	1,360 m3/h

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Existing Truck Shop
Existing Mine Access Road
DeLamar Pit
China Gulch DRSF Collection Pond
China Gulch DRSF
Collection Pond
Event Pond
Process Pond
Growth Media Stockpile
Crushing Facility Florida Mountain Location
Florida Mountain Pit
Florida Mountain ROM Stockpile
Guard Shack/Truck Scale/Invasive Seed Wash
Merrill Crowe Plant
Florida Mountain DRSF Collection Pond
Communication Tower
DeLamar ROM Stockpile
Historic Waste Dump 2
Communication Tower
DeLamar Heap Leach Pad
Agglomeration Cure Pile
Florida Mountain ROM Collection Pond
Florida Mountain DRSF
Clay Borrow
Crushing Facility DeLamar Location
Laydown Area
Fire Pump House
Event Pond
Water Treatment Plant
Existing Substation
Florida Mountain Heap Leach Pad
Existing Decant Pond
Existing Administration Building
Stockpile
Process Pond
Stormwater Basin
Stormwater Basin
Historic Waste Dump 1
INTEGRA DELAMAR
N
Scale: 1:30,000
0 0.25 0.5 Miles
For Reference Subject to Changes
Legend
Development Rock Storage Facility (DRSF)
Existing Access Road
Facility
Growth Media Storage
Haul Road
Heap Leach Facility
Historical Waste Dump
Maintenance Road
Pits
Pond
Pond Embankment/ Buttress/Cut
Proposed Access Road
ROM Stockpile
BLM
PRIVATE
STATE
MPO_Boundary_2025
1/27/2026
DeLamar Mining Company
Integra Resources Corporation
DeLamar
Feasibility Study

Figure 17-3: General Layout of the DeLamar Project

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17.3.1 Two-Stage Crushing

The two-stage crushing circuit will use a mineral sizer in series with three roll crushers to achieve a nominal size of 80% finer than (P80) 19 mm at a rate of 35,000 tonnes per day. Mining and process operations begin at Florida Mountain, with the two-stage crushing circuit installed adjacent to the Florida Mountain pit. When mining is completed at Florida Mountain, the crushing facility will be relocated adjacent to the DeLamar HLP where a vibrating screen to screen 25.4 mm minus material for agglomeration and proper curing will be integrated, with the product from the secondary stage of crushing performed by the roll crushers.  Ultimately the ore from Delamar pit that includes a higher percentage of clays will require agglomeration and therefore will be stacked on the Delamar HLP via overland conveyor, grasshoppers, and radial stacking system.

ROM ore stockpiles will be established at both the Florida Mountain and DeLamar pits to provide flexibility for crushing and leaching operations during equipment downtime and during the transition from Florida Mountain to DeLamar mining.

The mass flow rates of the mineral sizer and roll crushers are based on a crushing facility availability of 83%. This crushing facilities availability includes mechanical availability and equipment utilization. Table 17-4 summarizes the key design parameters of major equipment in the crushing facility.

Table 17-4: Design Summary of Major Crushing Equipment

Equipment	Qty	Description	Installed (kw)
Apron Plate Feeder, DeLamar	1	MMD D7 Apron Plate Feeder, 2 m width x 14.5 m length	149
Apron Plate Feeder, Florida Mountain	1	MMD D7 Apron Plate Feeder, 2 m width x 14.5m length	149
Mineral Sizer (Primary Crushing)	1	MMD 750 4 Tooth X 8 Ring Sizer	522
Mineral Sizer Discharge Conveyor	1	1.8 m width x 40m length	45
Roll Crushers (Secondary Crushing)	3	McLanahan diameter 0.8m diameter x 2.4 m wide Heavy Duty Double Roll Crusher	186 x 3
Roll Crushers Discharge Conveyor	2	1.8 m width	15

Run-of-mine ore will be transferred by haul trucks from pit to the crushing facility.  Haul trucks will direct dump into two apron plate feeders that transport material to the mineral sizer. The speed of each apron plate feeder can be adjusted to control the ore throughput rate. A discharge conveyor will transport the P80 133 mm sized material from the mineral sizer to the roll crushing system to further reduce the material size to P80 of 19 mm.

The Florida Mountain secondary crush product will be stockpiled for HLP stacking.  The DeLamar ore has an intermediate agglomeration and cure stockpile for material that is 25.4 mm minus after the primary crushing stage.

17.3.2 Agglomeration & Cure Stockpile

Florida Mountain ore does not require agglomeration, but certain DeLamar ore types contain fines that will require agglomeration to ensure adequate heap permeability and recovery. Approximately 15% of the DeLamar ore is expected to pass through a 25.4 mm screen after primary crush.  In allowance for variability in feed material, the sizing of the drum and cement silo was completed assuming 30% of the material.  Fine DeLamar ore that requires agglomeration will be processed through the mineral sizer, then screened by a double deck 50.8 mm screen, then onto a 25.4 mm screen.  Ore passing the 25.4 mm screen will be agglomerated. Material greater than 50.8 mm and secondary screen of 25.4 mm will be classified as oversized and sent to the roll crusher for processing to achieve a P80 of 19mm.

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The prepared fines will continue to the agglomeration drum sized at 3.6 m diameter by 10 m length and powered by a single 260 kW motor, with Portland cement added to agglomerate and add protective alkalinity to the ore. Raw water is added to the agglomeration drum at 69.3-76.1 m3/hr via internal spray bars. After passing through the agglomeration drum, ore will be radial stacked to the 24-hr cure pile to allow the cement to solidify around the ore nodules. After 24 hours of curing, ore will be loaded into a reclaim feeder via a CAT 988 frontend loader and onto the overland conveyor. The final agglomerated product will be recombined with the non-agglomerated and crushed 19mm ore material on the overland conveyor and conveyed for stacking on the DeLamar HLP.

17.3.3 Heap Leach Facilities

There are two heap leach pads (HLP) one located near Florida Mountain Pit, and one near DeLamar Pit.  Each HLP will be valley fill utilizing industry leading design standards meeting stability, process, and climate targets.  HLP with underdrain, liner, barren solution distribution, and solution collection systems. Each heap leach pad will include an in-heap process pond, event pond, leak detection system, and pipe system to convey the PLS to a centrally located Merrill Crowe plant. Both pads will be stacked at a rate of 35,000 tonnes per day, in nominal 10 m lifts, with a side slope design of 3:1 (horizontal:vertical).

A minimum 0.9m thick layer of overliner material will be placed over the linear low-density polyethylene (LLDPE) geomembrane in a single lift to construct both HLPs. This overliner material will be placed in bulk onto the liner using suitable haulage equipment or conveyors and spread by dozers in a uniform layer. The 100 mm solution collection pipes will be placed within the overliner to maintain phreatic surface during operations.

17.3.3.1 Florida Mountain Heap Leach Pad Stacking

After Florida Mountain ore is crushed and prior to being stockpiled quicklime is applied to the ore at target rates by ore type.  A 993 loader will transfer crushed ore from the crushing stockpile to 785 haul trucks for stacking on the Florida Mountain HLP. A dozer will be used to further level material to prepare for installation of irrigation lines and leaching. Seven 785 haul trucks will be used for Florida Mountain HLP stacking operations and to deliver run-of-mine material to the crushing facility. Stacking operations at the Florida Mountain HLP are scheduled from year -1 to year 5. Table 17-5 below shows the estimated number and types of equipment used for stacking at Florida Mountain.

Table 17-5: Florida Mountain Stacking

Equipment	Number	Description
CAT 993 Loader	1	Loading crushed product
CAT 785 Haul Truck	7	Transfer run-of-mine ore from pits to crushing and stacking ore on the HLP
CAT D10 Dozer	2	(1) Pushing truck dumps, (1) General heap operations

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17.3.3.2 DeLamar Heap Leach Pad Stacking

Crushed and agglomerated product for the DeLamar HLP reports to the stacking system, and quicklime application to the ore at target rate by ore type on the overland conveyor. The overland conveyors are followed by grasshopper conveyors, and ultimately a stacker conveyor. The DeLamar HLP stacking system will be comprised of three overland conveyors, 36 grasshopper conveyors, and two horizontal index feed conveyors feeding the HLP radial stacker. The conveying and stacking equipment are listed in Table 17-6. The DeLamar HLP stacking system is shown in Figure 17-4.

Table 17-6: DeLamar Heap Stacking

Equipment	Number	Description	Drive, kW
CAT 988 Loader	1	Load Agglomerate on Conveyor	N/A
Overland Conveyor	3	Total Length-731.5 m max	75 (each)
Grasshopper Conveyors	36	36.6 m each	30 (each)
Horizontal Index Conveyor	2	45.7 m each	75 (each)
Radial Stacker Conveyor	1	48.2 m each	75

Three overland conveyors will retreat up valley as the HLP advances in lifts. The overland conveyor's longest length is approximately 731.5 m long and runs along the overland conveyor corridor within the HLP footprint. Ore from the overland conveyor will discharge to a series of grasshopper conveyors that will convey the ore to the stacking area on each lift where two horizontal index conveyors in series will feed the radial stacker, which can be operated either manually or automatically.

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FRESH/FIRE WATER TANK
AGGLOMERATION
AGGLOMERATION FEED SCREEN
AGGLOMERATION FEED CONVEYOR
24-HR CURE STOCKPILE RECLAIM FEEDER
OVERLAND CONVEYOR SYSTEM
LIME SILO
LIME SILO SCREW FEEDER
AGGLOMERATION CEMENT SILO
CEMENT SILO SCREW FEEDER
AGGLOMERATION DRUM FEED CONVEYOR
OVERLAND CONVEYOR #1
AGGLOMERATION DRUM
AGGLOMERATION DRUM PRODUCT CONVEYOR
AGGLOMERATION DRUM PRODUCT RADIAL STACKER
24-HOUR CURE STOCKPILE
24-HR CURE STOCKPILE RECLAIM FEEDER
LOADER
OVERLAND CONVEYOR #2
24-HR CURE STOCKPILE RECLAIM FEEDER
OVERLAND CONVEYOR SYSTEM
OVERLAND CONVEYOR #3
GRASS HOPPER CONVEYORS
HORIZONTAL INDEX FEED CONVEYOR #1
RADIAL STACKER (RELOCATED)
RADIAL STACKER (RELOCATED)
DELAMAR HLP
HORIZONTAL INDEX FEED CONVEYOR #2

Figure 17-4: DeLamar HLP Agglomeration and Stacking PFD

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17.3.3.3 Leaching Operations

The Florida Mountain and DeLamar heap leach pads will be irrigated with barren solution containing sodium cyanide to leach metals at a nominal flow rate of 1,360 m3/h (application rate of 6.11 l/s/m2). The Florida Mountain HLP has barren solution distributed to it via a 610 mm CS STD pipe encased in a 864 mm SDR 32.5 pipe for containment. The DeLamar HLP has barren solution distributed to it via a 610 mm CS STD pipe up the east side of the HLP and a 762 mm SDR 11 pipe around the south side of the HLP. The barren solution flow rate will ramp up as the surface area of the pad increases, requiring approximately 2 years to reach full leach area and the nominal operational flow rate. Barren solution will be delivered to the pads from the Merrill Crowe plant via dual-contained piping to a series of pipe headers along the perimeter of the heaps. The pipe headers will climb the heap slopes to reach distribution lines on the heap surface. The distribution lines continue to drip irrigation lines that apply barren solution onto the ore for leaching. During winter months, the drip irrigation lines will be buried to prevent freezing. Based on the metallurgical test work presented in Section 13, the primary leach cycle will be 90 days.

At both heap leach pads, PLS will be collected via a collection system that consists of nominal 100 mm N12 ADS corrugated and perforated collection lines spaced to maintain phreatic head specifications above the liner. The 100 mm collection lines tie into main header lines that drain the PLS down to the process pond, from where it will be pumped to the Merrill Crowe plant.

Since the Florida Mountain HLP continues residual leaching after crushing and leaching operations have moved to the DeLamar HLP, the Florida Mountain PLS will be amended with sodium cyanide to meet target concentrations, then pumped as leach solution onto the DeLamar HLP. This will increase Merrill Crowe plant efficiencies by processing a higher influent metal concentration through the plant.

17.3.3.4 Process and Event Ponds

Both HLPs will be constructed in phases as dictated by the mine development schedule. Each HLP will have an in-heap process pond and an event pond. These ponds will be constructed with an earthen embankment, a dual liner system secured in liner anchor trenches residing within the embankment crests, and leak detection systems.

Typical for this type of climate, the process ponds are designed with an in-heap configuration to prevent solution from freezing during winter months. Process ponds will have the capacity to contain eight hours of operational solution and a 24-hour drain down volume at full flowrate within the pond's pore space. Process ponds have a filter fill porosity of 25%. During high precipitation events, the process ponds will overflow via a spillway and conveyance channel to event ponds designed to store the 100-year, 24-hour precipitation event.

The volume of the process and event pond systems for each HLP will be designed with a combined capacity to store eight hours of operational solution, precipitation and snowmelt, a 24-hour drain down volume at full flowrate, runoff from a 100-year, 24-hour precipitation event, and one meter of freeboard.

The process ponds' confining embankments are designed to maintain heap stability and contain the process solutions. The embankments are dams designed as earth fill/rockfill structures with a geomembrane liner system on the upstream dam face. The embankment fill types include compacted rockfill and earthen fill material. The sources of the fill are expected to be the excavations required to build the process ponds, event ponds, and Phase 1 of the HLPs. More competent durable rock to produce heap construction materials (overliner/pond filter fill) will be quarried and crushed from existing stockpiles at Florida Mountain and screened to remove fines and meet the required specifications.

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The process and event pond embankment designs include a 10 m crest width for road and pipeline access, 3H:1V upstream slope, and 2.5H:1V downstream slope.

17.3.4 Merrill Crowe Plant and Refinery

To recover metals from both the DeLamar and Florida Mountain heap leach pads, one centrally located Merrill Crowe plant will process PLS. The Merrill Crowe plant's metal-bearing filtrate product will be transported to the refinery at Integra's operating Florida Canyon Mine for further processing.

The PLS reporting to the process ponds will be pumped to the clarifier filter feed surge tank at the Merrill Crowe plant. Four clarifying filters arranged to operate in parallel-three operating and one on standby-will clarify the solution. The filters will be precoated with diatomaceous earth (DE) to aid filtration, providing clear solution to increase zinc reactivity. Clarified solution continues to the deaeration tower to remove dissolved oxygen. A settling pond receives backwash water from the clarifier filters to settle diatomaceous shale before the solution is recycled. After deaeration, powdered zinc and cyanide will be added to the solution to initiate an exchange redox reaction where zinc metal loses electrons to gold and silver which reduces gold and silver to their metallic state and oxidizes zinc to form in solution cyano-complexes.

The mixture is then pumped to four recessed plate and frame filters in parallel-three operating and one standby. Gold and silver precipitation by the electron exchange reaction continues as the solution flows to precipitate filters that collect gold and silver in filter cakes. The filter cakes containing the gold and silver are prepared for transport to the Florida Canyon refinery. The filtrate solutions, stripped of metals, report to the barren solution tank. Sodium cyanide is added and the solution is recycled to the heaps for continued leaching.

The precipitates (filter cakes) are shipped ~362 km to Integra's active Florida Canyon Mine, where the precipitates are dried in a retort furnace to remove moisture and mercury, then processed through fluxing and smelting in an induction furnace. The molten metal is poured into bullion molds to produce doré bars, which are sold and shipped to the customer.

Off gases from the induction furnace are filtered and passed through a bed of sulfur-impregnated carbon to remove trace mercury and acidic gases. Slag produced by the induction furnace is poured into a slag pot, weighed, sampled, and stored for further processing.

Integra has verified that refinery equipment at Florida Canyon is able to process precipitate from the DeLamar project in accordance with required local, state, and federal regulations.  To meet the increased processing demand from DeLamar, the Florida Canyon refinery will require retrofit of parallel or larger equipment and is accounted for in Capital Cost for the DeLamar project.

17.3.5 Gold and Silver Production

Gold and silver production estimates for Florida Mountain and DeLamar ores were developed by dynamic modeling of recovery kinetics and ore hydrodynamics through discretized 3D models of the HLPs. The dynamic model applies stacking and leaching parameters on a daily time-step to estimate gold and silver extracted and recovered from PLS and the amount of gold and silver that remains in inventory within the HLPs. The model's hydrodynamic calculations estimate moisture contents and solution inventory as a function of time and spatially throughout the HLPs. Kinetic leach rates and ultimate (final) extractions for gold and silver for each ore type were developed based on laboratory data and the methods described in Section 13.

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Table 17-7 summarizes the combined gold and silver recovery estimates for the Florida Mountain and DeLamar HLP(s).

Table 17-7: Gold and Silver Production Estimates

Year	Gold (koz)		Silver (koz)		Total[1] Gold Equivalent (koz)
	Per Year	Cumulative	Per Year	Cumulative	Per Year	Cumulative
-1	6	6	65	65	7	7
1	101	108	1,480	1,544	118	126
2	109	217	1,202	2,747	123	249
3	109	325	1,345	4,092	125	373
4	97	423	1,403	5,494	113	487
5	93	516	1,818	7,312	114	601
6	81	596	2,038	9,350	105	705
7	89	685	2,019	11,369	113	818
8	85	770	2,407	13,776	113	931
9	70	841	969	14,745	81	1013
10	41	882	1,341	16,087	57	1070
11	10	892	489	16,576	16	1085
12	18	910	816	17,392	28	1113

1. Total Gold Equivalent is Gold + Silver multiplied by 35/3000.

17.4 Reagents

As summarized in Table 17-8, sodium cyanide consumptions vary by ore type and are impacted by agglomeration, when needed. (Hydrated lime is required for certain DeLamar ore types.) Other reagents required for processing are assumed to be constant, including zinc and diatomaceous earth in the Merrill Crowe process, and silica flux, borax, and manganese at the offsite refinery, as summarized in Table 17-9.

Pebble quick lime for pH control of the ore at both HLPs will be located near the crushing facility and applied onto the ore prior to stacking. Sodium cyanide will be delivered to the site in briquette form, mixed in the Merrill Crowe plant to a concentration of 32%, and dispensed into the barren solution system. Hydrated lime will be stored in a silo and prepared via the hydrated lime system adjacent to the Merrill Crowe plant for addition to barren solution. The hydrated lime addition to the process in year 6 for pH control of DeLamar ore.  Portland cement will be stored in a silo and dispensed onto the agglomeration feed conveyor.

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Table 17-8: Reagent Consumption by Ore Type

Ore Type	Cement- Agglomerated Ore[1] (kg/tonne)	Quick Lime- Agglomerated Ore[1] (kg/tonne)	Quick Lime, Non-Agglomerated Ore[1] (kg/tonne)	Sodium Cyanide- Agglomerated Ore[1] (kg/tonne)	Sodium Cyanide, Non-Agglomerated Ore[1] (kg/tonne)
North DeLamar-Oxide	2.80	-	0.90	0.42	0.42
North DeLamar-Trans	5.20	-	2.16	0.61	0.61
Glen Silver-Oxide	4.00	-	1.14	0.61	0.61
Glen Silver-Trans	4.00	-	1.11	0.79	0.79
Sommercamp-Oxide	-	0.66	0.66	0.41	0.41
Sommercamp-Trans	2.80	2.52	4.195	0.27	0.27
South Wahl-Oxide	2.80	-	1.40	0.82	0.82
South Wahl-Trans	4.00	-	1.98	0.62	0.62
Sullivan Gulch/Ohio-Oxide	2.80	-	1.66	0.76	0.76
Sullivan Gulch/Ohio-Trans	2.80	0.30	1.98	0.62	0.62
Florida Mountain-Oxide	-	1.10	1.10	0.57	0.57
Florida Mountain-Trans	-	1.29	1.29	0.57	0.57
North DeLamar Backfill	4.00	0.30	2.70	0.46	0.46
Sommercamp Backfill	2.80	2.52	4.20	0.58	0.58
Waste Dump 1	4.00	0.30	2.70	0.45	0.45
Waste Dump 2	4.00	0.30	2.70	0.56	0.56
Jacob's Gulch Stockpile	-	0.93	0.93	0.28	0.28
Tip Top Stockpile	-	0.96	0.96	0.38	0.38

1. Consumptions are rounded to the nearest 0.00 kg/tonne

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Table 17-9: Reagent Consumptions Assumed Constant

Consumption[1] (kg/tonne)
Hydrated Lime	0.14
Caustic Soda	0.06
Antiscalant	0.01
Zinc Dust	0.01
Diatomaceous Earth	0.04
Silica Flux	0.04
Borax Flux	0.01
Manganese	0.01

1. Consumptions are rounded to the nearest 0.00 kg/tonne

17.5 Water Consumption

A site wide water balance has been developed (in GoldSim 14.0) as part of the company's permitting efforts to evaluate the water demand of heap leach operations. The water demand expected for HLP operations averages approximately 50 m3/hr during operations, with seasonal variations based on snowfall and precipitation records (Forte 2025c). Dust suppression demands are estimated to range from 0 m3/hr to 69 m3/hr during operations and will also vary with seasonality with an average consumption of approximately 29 m3/hr during operations. Based on catchment basins defined by the proposed pits and DRSFs and a combined proposed pond storage capacity of approximately 2.1 million m3 (excluding the closed-circuit heap leach and process facilities), the DeLamar project is projected to have adequate water supply through existing surface water rights from Jordan Creek and management of the contact water system during spring runoff. The water management system and water balance are further described in Section 18 and Section 20.

17.6 Power Consumption

The power requirement for process facilities varies based on the mine development schedule and stacking method (haul trucks vs conveyors). Upgrades to existing power infrastructure will provide 6 MW of overhead line power. Diesel generators will supply an additional 2 MW. Power requirements are further discussed in Section 18.

17.7 Control Systems

A central control room (CCR) will be located inside the Merrill Crowe plant building as the operating and control center for the primary and secondary crushing and screening systems, agglomeration, the overland conveyor, and other material handling systems.  The CCR consoles will also provide monitoring and control of reagents, pumping systems, the Merrill Crowe plant, and utility systems.

A computer room adjacent to the CCR will contain engineering workstations, a supervisory computer, a historical trend system, a management information systems server, a programming terminal, network and communications equipment, and printers. The CCR will be primarily used for distributed control system (DCS) development and support activities by plant and control systems engineers.

Local video display terminals are to be selectively installed throughout the crushing facility and process plants for occasional monitoring and control of various process areas. Any local control panels that are supplied by equipment vendors will be interfaced with the DCS for remote monitoring or control.

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17.8 Assay and Metallurgical Laboratory

An assay and metallurgical laboratory will be located within the administration area footprint.  The laboratory will receive mine, ore, and process solution samples. The lab's capabilities will include sample drying, sample preparation, metallurgical analyses, wet laboratory, and fire assay. The laboratory will provide data to monitor process efficiencies, determine optimal leaching conditions as mining progresses, track reagent consumptions, provide data for ore grade control and classification, troubleshoot process operations, provide feedback to manage the heap leach process, reduce operational costs, and optimize metal recovery.

17.9 Summary Statement

The qualified persons for this section have reviewed the recovery methods and design and deemed them appropriate and adequate for the DeLamar project. The recovery methods presented herein may be used for economic analyses.

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18. PROJECT INFRASTRUCTURE

To minimize initial capital, Integra's infrastructure strategy for the DeLamar project prioritizes refurbishment and targeted upgrades wherever possible-while maintaining reliability and construction schedule. The historical DeLamar mine operated as a fully serviced site until 1998, after which the owners completed limited remediation. The historical mine is in ongoing care and maintenance, and several facilities and infrastructure elements remain in place. Where it's possible to maintain alignment with the planned mining fleet and operational profile, Integra will refurbish or augment those existing facilities and infrastructure. Where needed, Integra will construct new infrastructure to meet safety, capacity, or operational performance requirements.

The existing water treatment plant will be upgraded and augmented to meet applicable regulations for treatment and surface water discharge. On-site facilities will be selectively upgraded. The existing ten-bay mobile maintenance shop will be upgraded to eleven-bays large enough to accommodate 136-tonne series haul trucks. The administration building will be refurbished, and site communications infrastructure and power distribution network will be enhanced. To limit the need to construct new roads, existing site roads will be rehabilitated and upgraded as practicable. New construction requirements include a Merrill Crowe plant, two-stage crushing circuit, heap leach facilities, truck wash, laboratory, warehouse, and additional water management and power infrastructure.

Figure 18-1 shows the DeLamar project's general arrangement including mining, process, ancillary facilities, and key infrastructure.

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Existing Truck Shop
Existing Mine Access Road
Guard Shack/Truck Scale/Invasive Seed Wash
DeLamar Pit
China Gulch DRSF Collection Pond
China Gulch DRSF
Collection Pond
Event Pond
Process Pond
Growth Media Stockpile
Merrill Crowe Plant
Communication Tower
DeLamar ROM Stockpile
Historic Waste Dump 2
Clay Borrow
Laydown Area
Water Treatment Plant
Existing Substation
Existing Decant Pond
Existing Administration Building
Historic Waste Dump 1
Fire Pump House
Stockpile
Stormwater Basin
DeLamar Heap Leach Pad
Agglomeration Cone Pile
Crushing Facility DeLamar Location
Process Pond
Stormwater Basin
Florida Mountain DRSF Collection Pond
Crushing Facility Florida Mountain Location
Florida Mountain ROM Stockpile
Florida Mountain Pit
Communication Tower
Florida Mountain ROM Collection Pond
Florida Mountain DRSF
Event Pond
Florida Mountain Heap Leach Pad

INTEGRA DeLAMAR

N

Scale: 1:30,000

0 0.25 0.5 Miles

NAD 1983 UTM Zone 11N
Sources: ESRI, BLM, Integra DeLamar | Image Date: July 2019

For Reference Subject to Changes

Legend

- Development Rock Storage Facility (DRSF)
- Existing Access Road
- Facility
- Growth Media Storage
- Haul Road
- Heap Leach Facility
- Historical Waste Dump
- Maintenance Road
- Pits
- Pond
- Pond Embankment/ Buttress/Cut
- Proposed Access Road
- ROM Stockpile
- BLM
- PRIVATE
- STATE
- MPO_Boundary_2025

1/27/2026
DeLamar Mining Company
Integra Resources Corporation

DeLamar Feasibility Study

Figure 18-1: General Site Layout

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18.1 Existing Infrastructure

The historical operations at DeLamar are under care and maintenance, with existing  infrastructure in place that can be leveraged to reduce costs, minimize new disturbance, and shorten the construction timeline. Existing facilities and infrastructure that will be refurbished or augmented to support the new operation include the administration building, the truck shop, many on-site roads, the water treatment system and associated ponds and pipelines, the power and communications systems, monitoring wells, culverts, and fencing. These facilities are currently in use and in good condition with limited improvements required.  Integra's plans for the improvement and integration of existing infrastructure are outlined in the subsections below. The existing administration building, fuel area, and truck shop will be used to support construction.

The previous operator regraded and capped a historical tailings storage facility (TSF). Under current authorizations, water from the historical TSF is captured from underdrains, treated, and discharged to a land application treatment. This water requires ongoing treatment. It will be integrated into the new water management plan with its discharge modified to align with the surface water discharge methodology planned for the upgraded water treatment plant. The historical TSF will remain undisturbed.

18.2 Site Access and Security

The Delamar project is accessed from U.S. Highway 95 and the town of Jordan Valley, Oregon, proceeding east on paved Yturri Boulevard for approximately eight kilometers to the unpaved Trout Creek Road. Travel to the DeLamar project proceeds east on Trout Creek Road for approximately 35 kilometers. Trout Creek Road is an Owyhee County improved gravel road. Trout Creek Road does not require improvements to support mining operations. The DeLamar Mining Company (DMC) is coordinating a road maintenance agreement with Owyhee County. Integra anticipates that agreement will contain provisions covering pavement maintenance, snow removal, gravel road grading and aggregate replacement, dust control, and maintenance of shoulders, borrow ditches, culverts, cut slopes, embankment slopes, and cattleguards.

An existing bridge over Jordan Creek provides access from Trout Creek Road to the main access road at the northwest perimeter of the mine site. This access bridge has been evaluated by structural engineers and is in good condition. It will only require a temporary layover bridge to bear increased loads during construction and for heavy equipment deliveries.

Beyond the bridge, a secure access area will provide monitoring and control of this sole access to the mine site. This controlled access area will include a locked security gate, guardhouse, truck scale, light truck wash for noxious weed control, vehicle turnaround, and parking. Access to the property will be monitored and controlled by 24-hour security personnel at the access area, a motorized gate, pedestrian turnstile, and swipe card access. The guardhouse will be a 3.7 m x 3.7 m modular structure equipped with monitors linked to security cameras throughout the site.

Security personnel will also operate the truck scale to weigh all receipts of reagents and consumables and product shipments. The scale is approximately 36.6 m long x 3.6 m wide with a capacity of 90,718 kg and variable footer foundation.

Fencing will be constructed as needed to supplement the existing fencing around the perimeter of the mine site, via a continuous rangeland fence with no breaks, except for gates (which would be kept closed) and where steep topography is considered sufficient to limit access. Where a higher level of security or wildlife protection from process solution is needed, an 8-foot-high chain-link fence will be erected. Securely fenced areas will include the Merrill Crowe plant, settling and event ponds, drill and blast supply area, and cyanide trailer storage.

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18.3 Roads

To reduce the need for access road improvements, haul trucks will be delivered in pieces and assembled on site. At decommissioning, they will be dismantled and removed. All on-site roads will be equipped with safety berms in accordance with Mine Safety and Health Administration (MSHA) regulations. To manage stormwater runoff, Integra will install ditches, culverts, stormwater basins, and other flood control infrastructure. Road designs are intended to have a maximum 10% gradient, although there will be a few exceptions in areas with steeper terrain and/or limited traffic flow requirements.

The project's typical climate includes winter snowfall followed by approximately one month of snowmelt and relatively little precipitation in summer and fall. Integra will use industrial snow-blowing equipment to remove snow accumulations. Roadside ditches and culverts will divert stormwater runoff. Best management practices (BMPs) will limit soil erosion from roads with straw wattles, sediment fencing, and erosion matting. To suppress dust during the dry season, Integra will spray water supplemented by magnesium chloride on heavy traffic roads.

18.3.1 Main Access Road

As described above, the existing, gravel-surface mine access road extends from Trout Creek Road across Jordan Creek to the existing administration area. This existing roadway has a maximum grade of approximately 8 percent, a typical travel way width of approximately 7.3 meters, and up to two 0.9 meter shoulders on either side. This existing access road is in use and maintained as part of ongoing care and maintenance activities. The few required improvements include building 0.7 meter tall safety berms on fill-slope sides, a roadside ditch with 1:1 or 2:1 (horizontal:vertical) cut-slope for cut-slope sides, the installation of corrugated metal culverts to dewater the roadside ditches, and the reduction of sharp radius turns at two locations.

18.3.2 Maintenance Roads

From the project's internal main road, gravel maintenance roads will access power lines, communication facilities, environmental monitoring sites, stormwater diversions, collection ponds, growth media stockpiles, mineral exploration sites, and other facilities that are not otherwise accessible via the main access or haul roads. The maintenance roads include a combination of existing roads that will be improved as needed and newly constructed roads. Typically, these one-lane roads will be 3.7 meters wide with an additional 1.2-meter width for safety berms where required.

18.3.3 Haul Roads

The existing gravel haul road between the DeLamar pit and Florida Mountain pit was partially reclaimed as part of previous operations. Integra will improve the road for use as the main haul road. As detailed in Figure 18-2, the main haul road will provide haul truck, heavy equipment, and light vehicle access over a typical operating width of 24 meters (to accommodate the use of 136-tonne haul trucks). An additional 15.2-meter width is included in the typical haul road design to accommodate an adjacent water pipeline corridor, power lines, designed stormwater controls, and safety berms. The main haul road allows the haul trucks unimpeded movement between the Florida Mountain and DeLamar pits, crushing facilities, heap leach facilities, temporary stockpiles, DRSFs, truck shop, and fuel island.

Within the pits, DRSFs, and heap leach pads, Integra designed ramps for haul truck and heavy equipment access. The in-pit haul roads are typically designed with a width of 32 meters to allow two-way haul traffic, but they reduce to a width of 25 meters (which only allows one-way haul traffic) in deeper portions of the pit where the strip ratio per bench is minimal and the traffic flow requirements are low.

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Figure 18-2: Typical Haul Road

18.4 Mine Facilities

Mine support facilities include two development rock storage facilities (one near each pit), a truck shop and warehouse with mine services office, fuel and explosive storage, laydown areas, truck scale, and a core shed.

18.4.1 Development Rock Storage Facilities

Non-economic material mined from the pits will be placed in development rock storage facilities (DRSFs), one located near each pit. The DRSFs will be used to hold potentially-acid generating (PAG) and non-potentially acid-generating (non-PAG) material that does not meet cut-off grade. Non-PAG development rock may also be used to backfill the pits.

The Florida Mountain DRSF will be near the Florida Mountain pit and Florida Mountain HLP. The China Gulch DRSF will be near the DeLamar pit and will be used for storage of development rock from the DeLamar pit and the mining of the historic waste dumps. Before construction, DRSF footprints will be cleared of vegetation and unstable soils. Suitable growth media will be salvaged and stockpiled for use during reclamation. The bases of the DRSFs will be constructed with a roughly 2-meter thickness of non-PAG material. During site preparation, Integra will install underdrains within the footprints of the DRSFs to collect water from spring and seep flows to prevent saturation-which can impact DRSF stability (see underdrain description in Section 18.5.3.1). Water captured in the DRSF underdrain systems will gravity flow to a lined collection pond at the toe of each DRSF and be managed by the water management strategy outlined in Section 18.7.1.

18.4.2 Truck Shop

The existing 10-bay truck shop will be upgraded and modernized. The door for bay 10 will be modified, and an eleventh bay will be constructed to accommodate 136 tonne series haul trucks. This truck shop will be utilized for equipment preventative maintenance and repairs, and it will feature lubrication equipment, fluid storage tanks, temporary used fluid storage, and a compressor area. Maintenance services offices and a break area will be located in the western portion of bays 1-6. The mine support area adjacent to the truck shop includes an existing fabric structure warehouse facility, a tire change pad, laydown area, and vehicle parking.

18.4.3 Haul Truck Wash

Vehicles and equipment will be washed in a truck wash structure within the mine support area. The truck wash will include an undercarriage/wheel wash system, drive through wheel guides, overspray walls, portable haul truck wash rack, and a wash water containment system. The undercarriage/wheel wash system has a holding capacity of 10,000 liters. The portable haul truck wash rack includes two high flow pumps (22.71 m3/h), two in-ground solids settling tanks, and a hydropad equipped with a collection of spray stations, remote control, and monitoring (REM) stations.

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Wash water will drain to a sump and a drag conveyor that separates oils, water, and solids to prevent discharge to the environment. All fuel/truck shop contact water will be contained in the truck wash collection sump, where oil will be skimmed off. This water will be continuously filtered and reused, with no discharge to the environment. Recovered oil will be stored in barrels staged on site and transported off site for recycling with other used oils. Soils recovered from the storage reservoir will be temporarily stored and disposed of per a Spill Prevention, Control, and Countermeasure (SPCC) Plan and state and federal regulations.

18.4.4 Fuel Islands

A diesel fuel island will be located east of the truck shop and adjacent to the main haul road so haul trucks and other vehicles using red dye diesel can readily gain access. The diesel fuel island will be equipped with two dual-walled 264,979-liter red dye diesel tank. An existing light vehicle fuel island within the administration area will be improved.

18.4.5 Temporary Stockpiles

Mining procedures will require the stockpiling and rehandling of run-of-mine (ROM) and crushed ore. Where possible, stockpiling and rehandling will be minimized to control costs and stockpile footprints. The Florida Mountain pit has a ROM stockpile and associated collection pond planned adjacent to the pit and crushing facility. The DeLamar pit has a ROM stockpile planned within the footprint of the historic Waste Dump 2. Runoff will be collected in the newly constructed water management pond. The mine plan anticipates that the ROM stockpiles won't ever exceed one million tonnes.

Before construction, the sites of the HLPs, DRSFs, process facilities, and other support areas must be cleared of vegetation and unstable soils. Growth media-organic matter and salvageable soils-that must be removed for construction will be stockpiled for reclamation use. The historical backfill areas and waste dumps that will be mined are also expected to have salvageable soil that can be transferred to the growth media stockpiles. Growth media stockpile locations are designated throughout the project site, with maintenance roads designed for access.

18.4.6 Drill and Blast Facilities

High explosives and bulk blasting agents will be stored in on-site magazines and storage bins in accordance with all local, state, and federal storage and handling regulations. The explosives storage facility site has been planned in a discrete location, will have restricted access, and will be bullet-, weather-, theft-, and fire-resistant. The facility will have labels and signage, and will be designed to keep the facility cool, dry, and well-ventilated. Detonators will be stored separately from other explosive material and individual magazines will be spaced according to regulatory requirements of the Bureau of Alcohol, Tobacco, and Firearms and the Department of Homeland Security.

Owner-operated blasting will be supported by a bulk explosives truck, skid loader, and light-duty explosives trucks to transport cap detonators and boosters from storage magazines to the blast sites.

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18.5 Process Facilities

Process support facilities and infrastructure will sustain crushing and agglomeration, heap leach facilities, and the Merrill Crowe plant.

18.5.1 Crushing Facility

The crushing facility is designed to maintain a throughput of 1,724 tonnes per hour. The design specifications for the crushing facility are shown in Table 18-1.

Table 18-1: Design Summary of Major Crushing Equipment

Equipment	Qty	Description	Installed (kw)
Apron Plate Feeder, DeLamar	1	MMD D7 Apron Plate Feeder, 2 m width x 14.5 m length	149
Apron Plate Feeder, Florida Mountain	1	MMD D7 Apron Plate Feeder, 2 m width x 14.5m length	149
Mineral Sizer (Primary Crushing)	1	MMD 750 4 Tooth X 8 Ring Sizer	522
Mineral Sizer Discharge Conveyor	1	1.8 m width x 40m length	45
Roll Crushers (Secondary Crushing)	3	McLanahan diameter 0.8m diameter x 2.4 m wide Heavy Duty Double Roll Crusher	186 x 3
Roll Crushers Discharge Conveyor	2	1.8 m width	15

To minimize concrete costs, the crushing facility will be constructed using a platform with structural columns where haul trucks feed the primary crusher (mineral sizer). This platform will have the capacity to sustain the weight of CAT 785 haul trucks. Figure 18-3 shows the layout of the crushing facility. The crushing facility process flow summary is shown in Figure 18-4.

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Figure 18-3: Two Stage Crushing Circuit, Plan View

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Figure 18-4: Crushing Facility Process Flow Summary

18.5.1.1 Support Crushing System

A support crushing system will supply overliner material, in-heap pond fill material for the HLPs and the in-heap process ponds, road wearing course, stemming material, and other construction needs. This mobile support crushing system will be moved as needed during construction.

Construction material will be transported to the support crushing system stockpile, then into the support crushing system by a loader. The support crushing system consists of two stages, with a jaw crusher for primary crushing and portable cone crusher plant for secondary crushing. Its throughput is 181 tonnes per hour. The design specifications for the support crusher system are shown in Table 18-2.

Table 18-2: Design Summary of Support Crushing Equipment

Equipment	Qty	Description	Installed (kw)
Jaw Crusher	1	Superior Liberty 3042 Front Discharge Jaw Plant	112
Portable Cone Crusher	1	Terex/Cedarapids CRC1150S Closed Circuited Cone Plant w/ 6x20 3 Deck Screen	257
Conveyor	1	Superior 0.91 m width x 24.38 m length Slide Pac Conveyor System 3 Conveyors	30
Radial Stacking Conveyor	2	Superior 0.91 m width x 30.48 m length Portable Radial Stacking Conveyor	30

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18.5.2 Agglomeration

The agglomeration drum will be sited adjacent to the crushing facility and is 3.6 m in diameter and 10 m length. The agglomeration drum utilizes a 261 kW motor. A more detailed description of the agglomeration process is in Section 17.3.2.

18.5.3 Heap Leach Facilities

Construction of the Florida Mountain and DeLamar HLPs is phased, as shown in Figure 18-5. As each HLP construction phase begins, the phase footprint will be cleared of vegetation, unsuitable soils, and potential growth media, with the growth media being stockpiled for reclamation use. Both HLP areas will require regrading during preparation of the liner subgrade, primarily as a balanced cut and fill. The subgrade will be graded to 3h:1v (horizontal:vertical) or flatter slopes in the downslope direction. Locally, where they will not significantly affect overall slope stability, cross-valley slopes perpendicular to the downslope directions in valley bottoms may be regraded to slopes as steep as 2h:1v. As detailed below, underdrain systems will be installed during subgrade preparation, followed by the liner systems.

Figure 18-5: Heap Leach Facility Flow Diagram

18.5.3.1 Underdrain Systems

The HLPs will be constructed with an underdrain system to intercept and divert shallow groundwater seeps and springs within the HLP footprints to prevent them from impacting heap stability. After clearing and grubbing, slush grouting will be used to seal fractured units in bedrock or other permeable zones. Piping will be installed to capture known seeps and springs and any other locations found during construction. The targeted piping will be integrated into a herringbone pattern of perforated piping designed to capture run-on flows and groundwater. The Florida Mountain HLP underdrain system will direct seepage flows to a downslope monitoring vault. The DeLamar HLP underdrain system will direct seepage to a downslope collection pond that will be monitored and managed.

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18.5.3.2 Liner System

To contain process solution, both pads will utilize a two-layer composite liner system installed atop the prepared subgrade and underdrain systems. The two-layer liner system begins with a geosynthetic clay liner (GCL) topped by a 80 mil geomembrane. To maintain the phreatic surface during operations, a 0.9 m layer of overliner material with a P100 of 25.4 mm and less than 5% passing a #200 sieve on top of the two-layer liner. The permeability of the overliner material will be greater than or equal to 1 x 10-2 cm/s.

18.5.3.3 Process & Event Ponds

The Florida Mountain HLP and DeLamar HLP will have process ponds configured as an in-heap pond and an event pond. The process and event ponds will be double lined using GCL topped with a 80 mil geomembrane, followed by geonet and a primary geomembrane allowing for leak detection. To convey solution to the Merrill Crowe plant, the process ponds will be equipped with four submersible pregnant solution pumps (three active and one standby). Pregnant solution will be pumped at a nominal flow rate of 1,360 m3/h. During extreme precipitation events or upset conditions, pregnant solution would flow from the process pond to the event pond via an overflow spillway.

The process and event ponds will be equipped with leak detection and recovery systems (LDRS) that collect fluids that are contained between the primary and secondary geomembrane layers.  Collection rates are monitored to detect potential issues with the liner system if collection rates exceed the expected and allowable permeability of the liner.

18.5.4 Merrill Crowe Plant

The Merrill Crowe plant is diagrammed in Figure 18-6. It will be constructed on a concrete foundation that channels overflow into the settling pond-thereby providing secondary containment. The facility will be located inside a pre-engineered metal building at the south end of the DeLamar HLP.

Four vertical turbine barren pumps (three active and one standby) will pump barren solution to each HLP from the barren solution tank in the Merrill Crowe plant at a nominal flow rate of 1,360 m3/h.

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Figure 18-6: Merrill Crowe Plant Section

18.6 Ancillary Support Facilities

To support mining and process operations, ancillary facilities are planned as outlined below.

18.6.1 Administration Building

The footprint of the existing administration offices is approximately 36.4 m by 4.27 m, and it is currently used to support ongoing care and maintenance activities, drilling campaigns, and teams supporting the development of proposed operations. The offices will be expanded with the installation of portable buildings to accommodate the increased number of management, administrative, and support personnel the project requires. The building has an existing septic field. A second septic field will be installed to meet anticipated demands.

18.6.2 Assay and Metallurgical Laboratory

The assay laboratory building will be a series of modular buildings assembled into a single unit. The final layout will be 12.2 m by 20.7 m and will include a sample prep lab area, fire assay, wet lab, instrumentation area, and a sample laydown area.

18.6.3 Fuel Storage

There is existing fuel storage within the administration area-two 56,781 liter diesel tanks and one 56,781 liter gasoline tank. All The existing fuel will continue to be used as fuel for administration, process operations, and contractor operations. An additional diesel fuel storage area is planned east of the truck shop. The diesel tanks in this storage area will be used for on road diesel.

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18.6.4 Compressed Air

Systems for compressed air will be installed in the truck shop and Merrill Crowe plant. In the truck shop, compressed air is required for maintenance tooling. Compressed air in the Merrill Crowe plant will power pneumatic valves and actuators, the zinc dust feeder and injection systems, filter presses, and control instrumentation.

18.6.5 Laydown Areas

Laydown areas for construction and operations are available near the site access, administration, and truck shop areas.

18.7 Utilities

This section summarizes existing and proposed water management, power, and communication infrastructure.

18.7.1 Water Management

The DeLamar project's water management strategy will keep different waters separate through diversions, conveyance systems, and water storage facilities. Separation is based on predicted water quality. The different "types" of water include, contact water, process water, non-contact water, and haul road runoff. "Contact water" is surface water runoff that comes in contact with mining areas and DRSFs and it includes pit wall runoff and DRSF underdrain seepage. "Process water" is solution containing reagents used to extract metal from ore, and it includes any water that comes into contact with process water such as meteoric water that has contacted in-use process water because it fell on the HLPs. During mine operations and active heap leaching, process water will be recycled and will stay in the process circuit unless it is lost by evaporation or entrainment within the HLPs. "Non-contact water" is water that has not come into contact with mining or mineral processing areas, process water, or DRSFs. It includes surface stormwater runoff from undisturbed areas that is diverted or collected to prevent it from touching contact water or process water. "Haul road runoff" is meteoric water or water used in dust suppression that runs off of haul roads that do not have any ROM material and do not receive drainage from mining or ore processing areas.

Water management infrastructure will contain process water, minimize the generation of contact water with diversions and ditches to divert as much non-contact water as possible away from mine facilities, and maximize water reuse by recirculating process solution and contact water to minimize supplementation needed from the permitted groundwater and surface water sources.

To develop precipitation and snowmelt data, Forte completed an analysis of on-site historical climate measurements (Forte 2025d). Forte applied the analysis to a site water balance model to predict water flows and volumes within the contact water system based on footprints of DRSFs, mined pits, mined historical waste dumps, ROM stockpiles, crushing facilities, and historical contact water basins (Forte 2025c).

18.7.1.1 Existing Water Management System

Water management obligations from historical mining operations currently in closure continue to be met. Existing water management systems will continue to operate, and the existing facilities will be modified and/or incorporated into the proposed contact water management system. The existing water management systems include discharge via the land application treatment (LAT) system and discharge to Louse Creek via the Sullivan Gulch water treatment facility.

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The Sullivan Gulch water treatment facility collects and treats water in Sullivan Gulch-including a spring-fed pond (SP-14)-and discharges water to Louse Creek. The existing Sullivan Gulch water treatment facility includes a water treatment plant (WTP), collection ponds, pumping and piping facilities, and monitoring facilities. Discharge from the Sullivan Gulch water treatment facility to Louse Creek is proposed to continue under the existing permit.

The LAT system treats existing contact water from Adit 16, the reclaimed tailings storage facility, the Glen Silver area of the DeLamar pit, and historical waste dumps 1 and 2. Pumps and piping systems convey this historical contact water to an existing water treatment plant for pH adjustment through two mixing tanks. Flow continues to a decant pond that allows solids to settle before pumping the clarified water to an existing water management pond. Seasonally, the clarified water is discharged to the LAT. Water from Sullivan Gulch that usually discharges to Louse Creek is redirected to the LAT system when discharge to Louse Creek exceeds temperature thresholds. An overview of existing water management infrastructure is shown in Figure 18-7.

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INTEGRA
DeLAMAR
0
1,600
Feet
Scale: 1:16,000
N
Legend
Pipeline
Header Pipe
Infrastructure
Basin Areas
Non Portable Water
Existing Channel
Discharge Permit
Stream
French Drain
Storm Drain
Well Can
40 ft Contour Interval
Index Contour
Contour
Land Ownership
BLM
State
Private
12/13/2022
DeLamar Mining Company
Integra Resources Corporation

Water Management Collection Map

Figure 18-7: Existing Water Management Infrastructure

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Historical water management obligations will be met by integrating the water the historical water management system captures or diverts into the DeLamar project's contact water management system. When existing authorizations cease, and/or when historical sources of water are impacted by operations, and/or when the water treatment plant upgrades are complete, the historical water sources and operational contact water will be managed within the same contact water management system, as described below.

18.7.1.2 Contact Water Management

All site contact water will be diverted, captured in lined collection ponds, and pumped to the two water management ponds through closed-conduit piping systems for use in heap leach and process operations. Contact water collection ponds will be constructed for the two DRSFs, two ROM stockpiles, and the crushing facility. In the pits, contact water will collect in sumps that will be relocated as mining progresses. Historical contact water sources that are currently pumped directly to the water treatment plant will be integrated into the project's water management system by pumping their waters into the adjacent water management ponds, where they will combine with the current operation's contact water.

Integra will construct collection ponds with earthen embankments designed to be below grade to the extent possible (to reduce embankment heights) and capable of containing a 100-year, 24-hour storm. With water balance modeling, Forte confirmed that peak spring runoff is also within the containment capacity of the contact water management system (Forte 2025). Contact water from newly constructed mine facilities and from historical sources will be pumped and treated for use in the heap leach and process facilities or for dust suppression and other non-potable demands. Excess contact water will be treated to meet surface water quality standards for discharge to Jordan Creek in accordance with applicable federal, state, and local permits and regulations. Water treatment is discussed in more detail in Section 18.7.1.6.

Integra will build diversion ditches designed to intercept as much stormwater runoff as possible and divert it away from "contact." Ditch construction will attempt to balance the needs of cut and fill, with any excess cut material used for construction of associated maintenance roads. Diversion ditches will include engineered erosion protection.

18.7.1.3  Process Water Management

Diversions and conveyance systems will isolate process water within the HLPs and process facilities. A perimeter berm will surround the HLPs to contain process and stormwater that contacts the heap areas and direct it to the process ponds. This perimeter berm also prevents runoff from outside the footprints of the HLPs from entering the process water system. Stormwater that comes in contact with the process facilities will be diverted and collected in a process water sump, from where it will be recirculated through the HLPs and Merrill Crowe plant-reducing makeup water requirements and maintaining a zero-discharge process water system. The process and event pond systems for each HLP will be designed to contain the maximum expected flows-seasonal precipitation and snow melt; a 100-year, 24-hour storm event; and a 24-hour draindown volume for loss of power/pumping-while maintaining one meter of freeboard.

18.7.1.4 Non-Contact Water Management

Where needed, Integra will build berms and ditches to manage and divert as much non-contact stormwater as possible away from mine facilities and into natural stream channels.

18.7.1.5 Haul Road Runoff Management

Stormwater from haul roads that are outside the contact water or process water basins will be channeled to settling basins, monitored, and managed per regulatory requirements and plans. Haul roads will be constructed using non-PAG material. Stormwater runoff from haul roads that are outside the contact and process water basins will not be combined with mine contact water. Treated water from the water treatment plant will be used for dust control on the main haul road and other haul roads that are outside contact and process water basins.

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18.7.1.6 Water Treatment Plant

The existing water treatment plant that is part of the LAT system will be amended. Fortunately, the current design flows, hydrated lime system, and two-phase mixing system are well-aligned for a retrofit. The water treatment plant design is based on flows predicted by the site water balance in Forte (2025c) and water quality predictions for contact water sources developed by SRK Consulting (U.S.), Inc. in SRK (2024). The predicted flows and water quality from each contact water collection pond and the historical sources of water that continue to be treated established the design parameters of the combined predicted water treatment plant influent chemistry and design flow (114 m3/hr).

The water treatment plant's methodology is based on the requirement that effluent water quality meet surface water quality standards for discharge to Jordan Creek or continued discharge to the LAT. The water treatment plant will include lime precipitation with a two-stage high-density sludge (HDS) process for removing most metals. The first stage reactor and clarifier will operate at neutral pH of 6-8. The second stage reactor and clarifier will operate at a higher pH of 9-10. After the two stage HDS process, the pH will be lowered to 8-9 by the addition of sulfuric acid, followed by nanofiltration for metals polishing and removal of sulfate and total dissolved solids (TDS). The resulting permeate will flow to a treated water tank for operational use or discharge.

Sludge from the HDS process will be recycled to the alkalization tank, with a portion periodically purged from the system to maintain a mass balance and process equilibrium (typically once a day). This sludge will be pumped to an existing filter press, which will increase the solids from ~25% to 40-50%. Estimated sludge quantities are ~38 m3 per month for 25% solids and ~23 m3 per month for 40-50% solids. This sludge will be hauled to the existing 4,047 m2 sludge drying bed where sludge volume will be reduced through natural evaporation. The nanofiltration system will generate reject or brine (high-TDS water) at ~7.9 m3/hr, which will flow to the existing ~8,094 m2 decant pond located adjacent to the existing sludge drying bed. To further concentrate the brine and produce dry solids, the decant pond will be equipped with a solar-powered evaporation system with a design flow of 8.4 m3/hr.

Water required for heap leach and process operations will require treatment through the first stage of the HDS process and will be conveyed to a make-up water tank for operational use. This strategy will reduce the flow rate through the nanofiltration system, reduce the amount of brine, maintenance, and other costs. Figure 18-8 shows the water treatment process.

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Figure 18-8: Proposed Water Treatment Plant

18.7.1.7 Water Supply

The DeLamar Mining Company and Integra hold five decreed water rights and three water right permits authorizing mining uses. Decreed (perfected) water rights are summarized in Table 18-3, and permits (unperfected water rights) are summarized in Table 18-4 (HDR 2023). The permit development periods for the permits in Table 18-4 ended more than 20 years ago. The Idaho Department of Water Resources (IDWR) is currently licensing (perfecting) the three permits. While groundwater rights are available, hydrogeologic studies have not identified a productive groundwater source. Thus, groundwater rights are excluded as a water supply source for the project. The water right associated with historical Adit 16 is non-consumptive and is also excluded as a water source.

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Table 18-3: Decreed Water Rights

Water Right	Priority	Water Use	Diversion Rate (m3/h)	Combined m3/h Limit	Diversion Volume (m3 per year)	Combined Limit (m3 per year)	Source
55-2134	3/16/1938	Domestic	-	152.9	740	1,357,321	Jordan Creek
		Mining	40.8		366,097
55-7078	9/4/1974	Mining	112.1		991,225
55-7079	9/4/1974	Mining				37,004	Unnamed Stream (existing pond in Henrietta Gulch)
55-7081	2/21/1975	Mining	112.1		139,383		Groundwater
55-2022	8/4/1910	Mining	305.8				Unnamed Stream

Table 18-4: Water Right Permits

Water Right	Priority	Water Use	Diversion Rate (m3/h)	Storage Volume (m3 per year)	Source	Anticipated License Amount
55-7399	3/10/1989	Mining	203.9		Sullivan Gulch Creek	203.9 m3/h and 135,683 m3
		Mining Storage		9,128		9,128 m3
		Mining from Storage		6,414		6,414 m3
55-7376	3/16/1988	Mining	152.9		Groundwater	20.4 m3/h and 18,626 m3
		Domestic	10.2			740.1 m3
55-7429	11/14/1991	Mining	20.4		Jordan Creek (Adit 16)	20.4 m3/h (non-consumptive)
		Mining Storage		198,960		193,656 m3 (non-consumptive)
		Mining from Storage		198,960		193,656 m3 (non-consumptive)
		Diversion to Storage	20.4			20.4 m3/h (non-consumptive)

These are junior water rights that are expected to be curtailed during the irrigation season because senior water rights with priority dates in the 1870s and 1880s take priority from Jordan Creek. The timing of curtailment will vary from year to year based on runoff and may not occur if curtailment of DeLamar water rights would have no measurable benefit to downstream senior-priority irrigation water rights (HDR 2023).

During times of curtailment or insufficient flows in Jordan Creek, water will be supplied via the contact water system described in Section 18.7.1.2 (not including the water quantity from Adit 16, which must be treated and discharged). The total existing and designed pond capacity that will be available to store contact water to supply heap leach, crushing, dust suppression, and other ancillary uses is ~2 million m3. Prior to use, contact water required for heap leach and process operations will require treatment through the first stage of the HDS process.

The site water balance model indicates that the combination of Integra's surface water rights and collected contact water will meet operational requirements. To confirm the sufficiency of water supply and pond storage, the water balance was also used to evaluate consecutive historical low precipitation years. The evaluation showed that the water supply would be sufficient in that scenario. However, the water management required to maintain supply in this scenario will be difficult to execute. The project's water supply can be supplemented through the purchase of additional water rights with a priority date that would grant the project seniority access to water from Jordan Creek. To mitigate this risk, Integra is actively pursuing the purchase of additional water rights.

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18.7.1.8 Fire Suppression Water

Fresh water for fire suppression will be stored in fresh/fire water tanks located in fire pump houses on the hill east of the truck shop and near the Merrill Crowe plant-whose reserve storage is also available for fire suppression and other non-potable ancillary uses. The fire pump house systems will consist of a jockey pump, diesel pump, and electric pump.

18.7.1.9 Diversions

To minimize the generation of contact water, Integra will build berms and diversion ditches to prevent stormwater runoff from mixing with contact water. Cconstruction will target a balance of cut and fill. Any excess cut material will be used for construction of associated maintenance roads. Where required, diversions will include riprap liner, erosion control mats, and check dams.

To maintain adequate drainage and stream flow, culverts will convey natural surface water under roads. The placement and sizing of culverts will be based on final roadway designs.

18.7.2 Power

In 2024-2025, a trade-off study was conducted to determine the optimal power supply for the project. The trade-off included evaluation of diesel-powered generator, LNG, and line power from Idaho Power. With the proposed project consisting of heap leach only and associated processing, the power demand required was reduced. This reduction also reduced line power modifications. The result of this trade-off includes the following findings.

The project will require 6 megawatts (MW) of line power-which will be supplied by upgrading existing power infrastructure. Idaho Power provided an estimate outlining the infrastructure upgrades necessary to deliver 6 MW of line power. The required upgrades include rebuilding 13.2 km of 69kV transmission line from the Huston Substation to the Caldwell Substation with a larger overhead conductor and new transmission structures, the installation of metering and communications upgrades at the DeLamar substation, and a refurbished 4,160-volt power distribution network. Medium-voltage aerial lines will distribute power throughout the site from the DeLamar Substation. Existing aerial lines currently provide power to the water treatment plant, administration area, truck shop, and water management pumping systems; with additional aerial power lines planned to distribute power to the Merrill Crowe plant, crushing facility locations, HLF ponds, and other water management and ancillary locations.

To meet power demands exceeding 6 MW, line power will be supplemented by a 2 MW diesel generator connected to a 2 MW Nomad Transportable Power System. A second 2 MW diesel generator is planned for use during construction. Emergency or back-up power will be provided by a third 2 MW diesel generator. As mining develops, the project's power demands will vary based on agglomeration needs, HLP stacking methodology (truck vs conveyor), and the progression of required water management infrastructure.

The predicted annual power loads for line and diesel power are shown in Table 18-5. The power demands broken down by area are summarized in Table 18-6. The reported power loads are name plate based. Operating power requirements will be less.

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Table 18-5: Annual Power Loads

Load Type	Total Load (kW)
	-1	1	2	3	4	5	6	7	8	9	10	11	12
Line Power	4,495	4,495	4,495	4,495	5,919	5,979	5,979	5,979	5,930	5,833	5,625	2,964	2,964
Diesel Power	966	966	966	966	1,536	1,805	1,857	1,618	2,086	2,056	2,056	2,056	2,056
Total	5,461	5,461	5,461	5,461	7,455	7,783	7,836	7,597	8,016	7,889	7,681	5,020	5,020

Table 18-6: Annual Power Loads by Area

Area	Total Load (kW)
	-1	1	2	3	4	5	6	7	8	9	10	11	12
4200 Crushing	1,475	1,475	1,475	1,475	1,475	1,475	1,475	1,475	1,475	1,475	1,475	-	-
4300 Agglomeration	-	-	-	-	261	261	261	261	261	261	261	-	-
4400 Heap Leach Facility (HLF)	459	459	459	459	2,081	2,409	2,438	2,200	2,170	2,051	1,842	917	917
4500 Precious Metals Recovery	2,134	2,134	2,134	2,134	2,134	2,134	2,134	2,134	2,134	2,134	2,134	2,134	2,134
5200 Ancillary Water Systems	1,087	1,087	1,087	1,087	1,199	1,199	1,221	1,221	1,670	1,663	1,663	1,663	1,663
5300 Ancillary Facilities	306	306	306	306	306	306	306	306	306	306	306	306	306
Total	5,461	5,461	5,461	5,461	7,455	7,783	7,836	7,597	8,016	7,889	7,681	5,020	5,020

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18.7.3 Communications

Two existing communication towers on site are equipped with antennas and repeaters. The main communications tower has a concrete base, antennas, a repeater, a grounding system, and is currently connected to line power. This main communication tower is near the southern perimeter of the historic DeLamar pit, across the haul road from the truck shop. An existing secondary portable solar communication trailer is located on historic waste dump 1.

Both communication towers will be replaced with new structures that will include four repeater DMT Tier III trunked RF systems. These new towers will be ~~re~~located to optimize coverage for safe communications during operations. The DeLamar tower will be positioned southwest of the DeLamar HLF, while the Florida Mountain tower will be located southwest of the Florida Mountain Pit (Douglas Fir Camo for viewshed protection). Both towers will be licensed through the relevant governing bodies and will be installed and maintained by a third-party contractor to ensure compliance with regulations and meet the operational needs of the site.

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19. MARKET STUDIES AND CONTRACTS

The DeLamar project plans to produce a gold/silver precipitate as the commercial product from the DeLamar and Florida Mountain operations. This precipitate will be shipped to Integra's Florida Canyon operation in Imlay, Nevada for smelting into doré. DeLamar production will be marketed with Florida Canyon's doré.

19.1 Market

Gold and silver are the economic metals at Delamar. Both trade freely in transparent markets worldwide. Precious metal markets are quite elastic and absorb metals at market prices. Thus, no specific market study has been conducted for the Delamar production. The authors have relied on historic metal price data and bank consensus surveys to project the metal prices for this feasibility study.

19.2 Price Assumptions

The base case gold price used for economic analysis in this report is US $3,000/toz and the price for silver is US$35/toz. Both values are approximate one-year trailing averages. Based on Kitco Metals daily closing prices, the spot gold market has held above $3,000 since early March 2025 and currently trades in a range between $3,600 and $4,000 through the end of November 2025, in preparation for the releasing mineral reserves with an effective date of December 8, 2025. Table 19-1 shows the trailing average gold price over several intervals prior to December 2025 (gold price in US $/toz).

Table 19-1: Trailing Average Prices

	Gold $US	Silver $US
3-year	$ 2,483.12	$ 28.86
2-year	$ 2,756.49	$ 31.58
1-year	$ 3,214.02	$ 35.88
Spot Nov 17	$ 4,073.30	$ 50.82
Price Used	$ 3,000.00	$ 35.00

To give credence to current price trends, the authors relied on a consensus survey of a group of 22 banks for both annual and long-term forecasts. The forecasts available at the time of analysis (November 17, 2025) contain forecasts for three years followed by a four-year long-term forecast in nominal dollars and in "real" or constant dollars.

The mean and median of these long term forecasts is presented for gold in Table 19-2 and the consensus for the silver price in Table 19-3. Review of these tables show that the constant dollar consensus mean is quite close to the prices used in this feasibility study.

Table 19-2: Consensus Gold Forecast ($US/Troy Oz)

November 17, 2025				Long Term	Long Term
Release Date:	2027	2028	2029	2030-2034	2030-2034
November 21, 2025				(nominal)	(real)
Consensus (Mean)	$3,747.83	$3,568.17	$3,537.38	$3,803.20	$3,022.03
Median	$3,750.00	$3,500.00	$3,428.06	$4,000.00	$2,600.00
Number of Participants	22	19	19	9	11

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Table 19-3: Consensus Silver Forecast ($US/Troy Oz)

November 17, 2025				Long Term	Long Term
Release Date:	2027	2028	2029	2030-2034	2030-2034
November 21, 2025				(nominal)	(real)
Consensus (Mean)	$44.22	$42.54	$41.83	$45.15	$35.93
Median	$44.86	$40.75	$40.14	$46.14	$31.25
Number of Participants	16	15	14	6	9

The current trajectory of both gold and silver prices makes long term planning challenging. However, relying only on historic averages seems overly conservative in late 2025. Current spot pricing is well above three-year and two-year averages and very near the one-year average.

19.3 Contracts

Final refining of the recovered metal from the DeLamar project will be performed by Integra's operating mine, Florida Canyon in Nevada, which has formal agreements in place. The precipitate developed by the Merrill Crowe process will be suitable for refining at Florida Canyon. Accounting of metal produced from DeLamar will be performed both on assays and total weight prior to shipment and upon arrival at Florida Canyon.

19.4 Summary Statement

The QP believes that in the current market circumstances, these prices form a rational basis for evaluation of the Delamar project and provide an honest and realistic analysis of the project's economic potential.

Other than royalty contracts as discussed in Section 4, the QP is not aware of any other contracts in place at this time that are material to the reader.

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20. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Mining in the DeLamar area began with the 1863 discovery of placer gold in Jordan Creek. Between 1876 and 1888, miners discovered and developed important silver-gold veins in the DeLamar Mining District. Among them were underground mines at DeLamar Mountain and Florida Mountain. Since then, the DeLamar area has been mined extensively and episodically, most recently from 1977-1999. Following this last period, reclamation and closure activities occurred 2003-2014. (Project history is discussed in Section 6.0.) Historical mining activities have altered the area's topography, hydrology, and ecology. Kinross's reclamation efforts have been conducted pursuant to federal and state permit requirements. Kinross's efforts included development rock storage area and tailing reclamation, facilities removal, surface disturbance reclamation, and the treatment and discharge of water impacted by legacy mining activities. Since acquiring the property in 2017, Integra has continued to comply with existing mine-impacted water collection, treatment and disposal, and stormwater management permits. Integra has conducted all its exploration drilling in accord with existing and amended authorizations, has conducted environmental resource baseline studies to inform mine planning processes, and has collected the data necessary for environmental review of proposed mining activities. To inform the public about their plans to re-initiate mining at the DeLamar project, Integra has dedicated people and money to proactively engage with the surrounding communities, Tribal Nations, and other stakeholders.

The project's Mine Plan of Operations (MPO) obtained a "completeness determination" from the BLM. Integra has completed environmental baseline studies to support project environmental effects analysis under the National Environmental Policy Act (NEPA). Besides needing federal NEPA approval, the construction and operation of the DeLamar project requires permits from the U.S. Federal Government, the State of Idaho, and Owyhee County that address mine reclamation, air and water quality, wetland impacts, and cyanidation.

The DeLamar project has been selected for inclusion in the United States Federal Permitting Improvement Steering Council FAST-41 Transparency Projects Program.  The FAST-41 Transparency Projects Program is a federal permitting framework designed to improve interagency coordination and increase transparency through enhanced visibility and predictability, improved coordination, and increased accountability.

20.1 Environmental Studies and Permitting Overview

The project requires coordinating with various federal, state, and local agencies. Those agencies include:

  Federal:
    Bureau of Land Management (BLM)
    U.S. Army Corps of Engineers (USACE)
    U.S. Environmental Protection Agency (EPA)
    Bureau of Alcohol, Tobacco, Firearms, and Explosives (ATF)
  State of Idaho:
    Idaho Department of Environmental Quality (IDEQ)
    Idaho Department of Water Resources (IDWR)
    Idaho Department of Lands (IDL)
    Idaho State Historic Preservation Office (SHPO)
  Owyhee County
  Mine Safety & Health Administration (MSHA)
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Table 20-1 summarizes necessary permits, agreements, and other requirements. The table does not show permits which have little impact to the overall project schedule, like timber sales, stormwater permits, and explosive storage.

Table 20-1: Summary of Project Permits, Agreements, and Other Requirements

Agency	Permit, Approval , Agreement, or other Requirement
BLM	Mine plan of operations-completeness determination given August 2025
NEPA environmental impact statement (EIS) and record of decision (ROD)-NEPA analysis expected to begin Q2 2026; EIS and ROD anticipated Q3 2027
USACE	Clean Water Act Section 404 permit
EPA/DEQ	Neighboring jurisdiction determination (401) and HazWaste ID number
IDEQ	Air permit to construct mine; air permit to conduct mining operations
Groundwater point of compliance or consent order
Cyanidation Permit
Idaho pollutant discharge and elimination (IPDES) construction general permit
IDPES non-publicly owned treatment works (Non-POTW) permit
Clean water action Section 401 water quality certification
IDWR	Dam safety
Idaho SHPO	Cultural clearance and cultural resource mitigation
IDL	Reclamation plan; financial assurance agreement; bond establishment and long term trust
Cyanidation facility permanent closure plan and financial assurance
Owyhee County	Conditional use permit, building permit, septic system permit, road maintenance agreement
Mine Safety & Health Administration	Active mine MSHA identification

20.1.1 Federal Permitting

The project requires environmental review and approval in accordance with the NEPA. The BLM requires a Mine Plan of Operations (MPO)-the BLM deemed the DeLamar project's application for NEPA review "administratively complete" on August 20, 2025. Data gathered from the environmental resource baseline studies will serve as the basis for assessing the project's potential environmental impacts. All required environmental baseline studies are complete or are anticipated to be complete in 2026.

The BLM's NEPA environmental review includes conducting environmental analysis of the project and preparing either an environmental assessment (EA) or an environmental impact statement (EIS). The BLM has indicated that the scale of the DeLamar project requires an EIS. Integra anticipates that the BLM will begin its NEPA environmental review in Q2 2026. The NEPA review will inform the BLM's identification of a preferred alternative, if any, and the BLM's determination of whether the project requires any additional or different mitigation measures to prevent undue environmental degradation. The BLM's decision will be provided in "record of decision" (ROD) documentation, to be provided with the "notice of availability" (NOA) for the EIS. After receiving the ROD, Integra will prepare a final project MPO that incorporates the BLM's preferred alternative and required mitigation measures.

Previous mining at DeLamar has occurred under prior mine plan authorizations including the Stone Cabin Mine (SCM) Plan (IDI-29233), analyzed under an EA and approved in 1995, and the DeLamar Silver Mine (DSM) Plan (IDI-029237), analyzed under an EIS and approved in 1987. Any remaining reclamation required by the SCM and DSM plans will be incorporated into the DeLamar project's reclamation plan.

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A permit under Section 404 of the Clean Water Act (CWA) administered by the USACE is required for the discharge of dredged or fill material into the "waters of the United States" (WOTUS). Those include materials from construction and/or ore or development rock used to construct mine features, heap leach facilities, and development rock storage facilities. Section 404 requirements also pertain to road construction, bridges, construction of dams for water storage, stream diversions, and certain reclamation activities.

The USACE Section 404 permitting process includes a 404(b)(1) project alternatives analysis requirement that occurs in parallel with the NEPA review (and is obligated by USACE Guidelines (40 CFR 230.10(a))) to determine whether there is a "least environmentally damaging practicable alternative" (LEDPA) included within the range of analyzed alternatives to the proposed action. The 404 permit includes a compensatory mitigation requirement to account for unavoidable impacts to WOTUS. Impacts to jurisdictional wetlands and streams must be mitigated through stream and wetland banks, in-lieu fees to offset impacts, or proponent-sponsored mitigation projects.

20.1.2 State of Idaho Permitting

The Idaho Department of Environmental Quality (IDEQ) administers the National Pollutant Discharge Elimination System NPDES program. An IPDES Permit from IDEQ is required for point source water discharges from the mining operation to WOTUS. Integra anticipates that the project will require an IPDES permit to discharge treated water from the water treatment plant to Jordan Creek. The water treatment plant design is based on documented surface water quality standards in Idaho Administrative Procedures Act  (IDAPA) 58.01.02. IDEQ has authority to require location-specific water quality standards upon issuance of the IPDES permit.

Storm water discharges associated with the project require an IPDES "Industrial Stormwater Multi-Sector General Permit" (MSGP), also under IDEQ jurisdiction. Active storm water would be managed via a storm-water pollution prevention plan.

20.1.2.1  Other Key State Authorizations, Licenses, and Permits

The key authorizations, licenses, and permits required by the State of Idaho are summarized in this section with the identified State agencies administering the permits. Integra intends these state applications to occur concurrently with the EIS:

  Air Quality Application for Permit to Construct and Operate (DEQ; IDAPA 58.01.01)

  Cyanidation Permit (IDEQ; IDAPA 58.01.13 and IDL; IDAPA 20.03.02)

  Ground Water Quality Rule (Rule)-Point of Compliance (DEQ; IDAPA 58.01.11)

  Water Rights (IDWR; IDAPA 37.03.11)

  Stream Channel Alteration Permit (IDWR; IDAPA 37.03.07)

  Dam Safety (IDWR; IDAPA 37.03.06)

  Fuel Storage Facilities

  Reclamation Plan (IDL; IDAPA 20.03.02)

  State Historic Preservation Office

20.1.3 Local County Requirements

The required Owyhee County permits and approvals include:

  Conformance with the Owyhee County Comprehensive Plan

  Conditional Use Permit

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  Issuance of building permits by the county

  Sewer and water systems approval by Southwest District Health Department

The project requires an annual authorization by the Owyhee County Road Department for an "Owyhee County Road Use Permit" for the mining operation to address standard operating procedures for the road routes the project will use (Trout Creek Road and Yturri Boulevard), seasonal limits, spill prevention and response planning, hazardous waste operations, emergency response, and training, convoying, and other requirements for handling hazardous materials.

20.1.4 Permitting Timelines

The BLM determined that the project Mine Plan of Operations (MPO) was administratively complete on August 20, 2025. Integra summarizes the project's anticipated permitting timelines in Table 20-2. Because the permitting processes for a project of this scope involves multiple agencies at federal, state, and local levels of government with varying resource availability and subject matter expertise, there is inherent uncertainty in the permitting timeline.

Table 20-2: Estimated Permitting Timeline

DeLamar Mine Project Permit List	Anticipated Date
NEPA EIS and Record of Decision	Q3 2027
Timber Sale Contract	Q3 2027
Clean Water Act Section 404 Permit	Q2 2028
EPA: Neighboring Jurisdiction Determination (401)	Q2 2028
HazWaste ID Number	Q4 2027
Storage of Explosives	Q4 2027
MSHA Identification	Q1 2027
Air Permit to Construct (PTC)	Q3 2027
Air Permit to Operate	Q4 2028
GW Point of Compliance (POC) or Consent Order	Q2 2028
Cyanidation Permit	Q1 2028
IPDES Construction General Permit	Q4 2027
IPDES Industrial Stormwater Multi-Sector General Permit	Q3 2027
IPDES Non-POTW Permit	Q2 2028
Clean Water Action Section 401 Water Quality Cert	Q2 2028
Water Rights	Existing and TBD
Stream Channel Alteration Permits	Q2 2028
Dam Safety Design Approvals	Q1 2027
Idaho State Historic Preservation Office (SHPO)
Cultural Clearance (Programmatic Agreement with MOU/HPTP)	Q1 2027
Cultural Resource Mitigation	Q4 2027
Reclamation Plan	Q4 2027
Financial Assurance Agreement	Q4 2027
Bond Establishment and Long Term Trust	Q4 2027

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Mineral and Surface Rights Lease Agreement	Q4 2027
Cyanidation Facility Permanent Closure Plan	Q1 2028
Conditional Use Permit	Q3 2027
Building Permits	Q3 2027
Septic System Permit	Q3 2027
Road Maintenance Agreement	Renewed annually

20.1.5 Most Likely Case EIS Cost Summary

The costs listed below are factored from real costs. Integra considers this a realistic estimate given the various permitting uncertainties.

  EIS "project"-$1.5M (represents all costs for third-party EIS, BLM, and DEQ reimbursement)

  Support engineering-$0.5M to $1.0M (does not include feasibility study)

  Legal-$0.5M to $1.0M (considers potential for contested permits)

  "Project" permitting-$13M to $15M (represents all costs for separate permitting program)

  Estimated total-$16.5M to $18.5M

20.2 Water Management

The DeLamar project's water management system is designed to keep different "types" of water separate through the use of diversions, conveyance systems, and water storage facilities. The different types of water that need to be kept separate are defined as contact water, process water, non-contact water, and haul road runoff. The existing and proposed water management infrastructure is discussed in Section 18.7.1.

Contact water collection ponds will be lined and sized to contain a 100-year, 24-hour storm event in the contributing basin. Contact water generated in the pits will be collected in sumps. The sumps will be moved as mining progresses. Contact water will be conveyed to two water management ponds. The contact water storage for the project has been designed with a combined capacity of two million cubic meters. Contact water will be treated through an upgraded water treatment plant and discharged to the environment at IPDES-permitted outfalls.

During mine operations and active heap leaching, process water will be recycled and will stay in the heap leach and Merrill Crowe plant process circuits unless it is lost by evaporation or entrainment within the HLPs. The zero-discharge process water system will operate-and be managed-independently of the contact water system. A schematic of the water management system is provided in Figure 20-1.

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CHINA GULCH DRSF RUNOFF AND SEEPAGE
CHINA GULCH DRSF COLLECTION POND
FLORIDA MOUNTAIN DRSF COLLECTION POND
FLORIDA MOUNTAIN DRSF RUNOFF AND SEEPAGE
DELAMAR PITS (PIT WALL RUNOFF)
DELAMAR IN PIT SUMPS
WASTE DUMP 1 & SULLIVAN GULCH SPRINGS (HISTORICAL SOURCE)
SULLIVAN GULCH COLLECTION POND
FLORIDA MOUNTAIN IN-PIT SUMPS
FLORIDA MOUNTAIN PITS (PIT WALL RUNOFF)
WASTE DUMP 2 (HISTORICAL SOURCE)
COLLECTION POND (EXISTING)
CRUSHING FACILITY
CRUSHING FACILITY COLLECTION POND
FLORIDA MOUNTAIN ROM STOCKPILE COLLECTION POND
FLORIDA MOUNTAIN ROM STOCKPILE RUNOFF
WATER RIGHTS (EXISTING)
WATER MANAGEMENT POND POND #2
TAILING STORAGE FACILITY, GLEN SILVER, DESTRUCT AND LEVEL 16 ADIT (HISTORICAL SOURCES)
WATER MANAGEMENT POND #1 (EXISTING)
ZERO DISCHARGE
RECIRCULATION
DISCHARGE (NEW IPDES PERMIT)
WATER TREATMENT PLANT
PROCESS PLANT
HEAP LEACH PADS
HEAP LEACH PROCESS PONDS
HEAP LEACH EVENT PONDS
CRUSHING, AGGLOMERATION, DUST SUPPRESSION, FIRE WATER
OVERFLOW
LEGEND
CONTACT WATER
FRESH WATER
PROCESS WATER

Figure 20-1: Water Management System Overview

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Water balance modeling evaluated the sufficiency of the water management system to confirm pond sizing, make up water demands, and supply (Forte 2025c). The water balance models make up water demands for the heap leaching from a periodic low of 250 m3/hr to a periodic high 370 m3/hr. Additional discussion on the water management system, water supply, and water treatment is provided in Section 18.7.1.

20.2.1 Water Quality Monitoring

Current water quality monitoring locations, sampling frequency, analytical parameters, and reporting requirements at the DeLamar project site are conducted in accordance existing permit requirements or are part of baseline environmental resource investigations. Any required modifications to these plans will be determined through coordination with the relevant agencies during permitting.

20.2.1.1 Surface Water Quality

Surface water quality monitoring requirements established during project permitting will continue during operations, reclamation and closure. Surface water quality sampling and reporting will be required by the POC permit, the IPDES permits, and the Cyanidation Permit.

20.2.1.2 Groundwater Quality

POC groundwater monitoring requirements established during permitting will continue during operations, reclamation, and closure. Groundwater quality sampling and reporting will be required by the POC permit and the Cyanidation permit.

20.2.1.3 Process Water Quality

During mine operations, the heap leach facilities will be zero-discharge facilities. Following active mining and ore processing, the heap leach facilities will proceed to a recirculation phase during which metal extracting reagents are no longer added to solution. During this phase, solution is recirculated through the HLPs to promote the breakdown of cyanide complexes into degraded or volatilized forms. Reclamation covers will be installed, and the remaining water within the heap will gradually drain down to the process and event ponds, from where it will be pumped to water treatment and discharged in accordance with the IPDES permit. Monitoring requirements stipulated by the permitting will continue during reclamation and closure.

20.2.2 Mine Water Quality

Water quality monitoring requirements established during permitting for seepage and runoff from the DRSFs and water from the pits will continue during reclamation and closure.

20.3 Waste Management

Mined material that is not economic to process (known to miners as "development rock"), will be transported to development rock storage facilities (DRSFs) or used to partially backfill the pits. Development rock from the Florida Mountain resource area will be deposited in the Florida Mountain DRSF or Florida Mountain pit. Development rock from the DeLamar resource area will be deposited in the China Gulch DRSF or the DeLamar pit. Partial backfill will be non-PAG. All PAG development rock will be transported to a DRSF.

SRK (2025) prepared Baseline Geochemical Characterization Report  to provide a basis for assessment of the project's potential for acid rock drainage and/or metal leaching (ARDML). The results of the geochemical characterization program informed reclamation and closure activities and waste rock placement for DRSFs.

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The DRSFs will store both PAG and non-PAG material. They will be constructed with underdrain systems to intercept and divert shallow groundwater from seeps and springs away from the overlying development rock. To prevent water from seeps and springs from contacting PAG material stored in the DRSFs, Integra will install a minimum of two meters of non-PAG material directly above the underdrain system.

20.4 Reclamation Strategy

This feasibility study considers a reclamation strategy and associated cost estimate that reclaims mine, process, and ancillary facilities during operations. Reclamation activities generally include:

  Regrading disturbed areas to final contours to manage surface water and erosion
  Placing covers of non-PAG growth media, clay, or gravel (as appropriate) to support self-sustaining vegetation and the post-mining land use, limit erosion, and limit water infiltration where needed to protect water quality
  Partial backfilling, regrading, and construction of water management infrastructure in the mined pits
  Monitoring to ensure reclamation success

A comprehensive reclamation plan will be developed during permitting efforts that complies with IDL's permitting requirements specified in IDAPA 20.03.02, "Rules Governing Mined Land Reclamation," and the permanent closure plan prepared for the project cyanidation facility as specified in IDAPA 58.01.13, "Rules for Processing Ore by Cyanidation."

Heap leach facilities will be reclaimed by recirculating solution to reduce cyanide complexes to degraded or volatilized forms, re-grading the heaps, and the installation of a reclamation cover system consisting of clay, non-PAG gravel, and growth media. Water contained in the heaps will gradually drain to the process and event ponds, from where it will be pumped through water treatment and discharged in accordance with the IPDES permit. As stipulated by the relevant permits, monitoring and discharge requirements will continue during reclamation and closure.

Reclamation of the DRSFs will require regrading to promote positive drainage (maximum outer slope of 3:1) and the installation of a reclamation cover system consisting of clay, non-PAG gravel, and growth media. The reclamation covers will be revegetated and surface water runoff will be conveyed to natural drainages via permanent stormwater controls, diversions, and mitigated stream channels. As required per the IPDES permit, meteoric water that filters through the reclaimed DRSFs during closure will drain into the facility's collection ponds for monitoring and treatment.

Reclamation of the mined pits includes partial backfilling with non-PAG development rock, regrading, and the construction of lined diversions to allow pit wall runoff and other meteoric water to drain to permanent, lined pit sumps. These stormwater diversions will remain permanently. Stormwater and seepage will be collected and treated until discharge criteria are met, at which time Integra will construct stormwater conveyance channels with check dams and basins.

Other facilities and infrastructure that aren't used post-operations will be removed and disturbance areas reclaimed. Integra anticipates that some administrative, water management, power, and communications infrastructure will remain in place to support long-term water treatment.

20.4.1 Stream and Wetland Mitigation

In accordance with Section 404 of the Clean Water Act, unavoidable project impacts to aquatic resources require compensatory mitigation. Impacts to jurisdictional wetlands and streams may be mitigated through options that include stream and wetland mitigation banks, in-lieu fees to offset impacts, or proponent-sponsored mitigation projects. Compensatory mitigation for the project is likely to incorporate a combination of wetland bank credits and proponent-sponsored mitigation. Development of a conceptual mitigation plan is currently underway. It will undergo a series of iterative reviews as the project's stream and wetland impacts are determined during the NEPA process.

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When the preferred alternative and LEDPA are identified, Integra will work with the USACE to identify appropriate and sufficient mitigation for stream and wetland impacts, a "Compensatory Mitigation Plan" will be developed through this process and will constitute a primary component of the 404 permit application submitted to the USACE.

20.4.2 Reclamation Costs

Estimated mine reclamation costs include water treatment post-operations, and other direct and indirect costs for cover placement on mine and heap leach facilities, water management, and reclamation of other disturbance areas. Costs were estimated using the "Standardized Reclamation Cost Estimator," version 1.4. As previously stated, a comprehensive reclamation plan will be developed in accordance with State of Idaho permitting requirements as part of ongoing permitting efforts and in collaboration with IDL, which will refine the cost estimates developed for this feasibility study.

The authors estimated post-operations water treatment costs based on the long-term performance of the existing cover systems at DeLamar and data and costs for the existing, operating water treatment systems. The estimate includes G&A, water management and treatment, environmental monitoring, site maintenance, and safety program costs. The long-term costs associated with water management are estimated at $1.2 million per year.

The feasibility study reclamation cost estimate is $39.1 million, which includes costs incurred concurrently with mine operations, costs incurred during the assumed two years of residual leaching, and costs incurred during one year of final reclamation activities. Details on reclamation costs and phasing are presented in Section 21.4.2.

20.4.3 Bonding

Financial assurance for the project and reclamation bonding will be required prior to the initiation of project construction and mine operations. Federal and state reclamation bonding requirements will be applicable as described in BLM's surface mining regulations 43 CFR 3809.500 through § 3809.599 and in Idaho Statute Title 47, Chapter 15. The Idaho Department of Lands evaluates and determines financial assurance requirements in accordance with IDAPA 20.03.02.120 for the project "Reclamation Plan" (§ 070) and the "Cyanidation Facility Permanent Closure Plan" (§ 071). Financial assurance is also required by the Idaho Department of Water Resources for dams and impoundments to ensure appropriate reclamation and ensure long-term stability.

Reclamation cost estimates presented in this feasibility study will continue to be refined through permitting. The final "Reclamation Plan" will serve as the basis for establishing financial assurance requirements using the most recent available version of the "Standard Reclamation Cost Estimator" (SRCE).

Based on the SRCE model developed for the feasibility study, the current reclamation bonding cost estimate is $3.9 million (an assumed 10% cash collateral applied to the reclamation cost estimate of $39.1 million due in mine year -1). An estimated $0.6 million annual non-returnable fee will be due during operations-calculated as 1.5% of the reclamation cost estimate.

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20.5 Social and Community

The DeLamar project is located in rural Owyhee County, close to the Oregon border. The closest community inhabited year-round is Jordan Valley, in Malheur County Oregon. Jordan Valley is an agricultural community. However, when the mine previously operated in the 1980s and 1990s, many employees lived in Jordan Valley.

Stakeholder engagement is guided by an "External Stakeholder Plan" (ESP), a project specific plan that is updated annually to guide the activities, goals, and strategies for stakeholder engagement in a tailored manner that reflects the unique requirements of each region, individual stakeholder, and cultural setting surrounding the DeLamar project. The ESP management approach specifically addresses the Integra's stakeholder engagement, public communication, community involvement and investment, and monitoring and reporting, and it includes social impact risks assessments, grievance procedures, materiality, and metric tracking.

Since 2020, Integra has worked to proactively and respectfully engage with potentially affected Tribal Nations. In 2025, Integra and the Shoshone-Paiute Tribes of the Duck Valley Indian Reservation entered into a relationship agreement that will guide a mutually beneficial partnership between the two parties over the course of the permitting, development, and future operation of the project. Integra is concurrently advancing discussions with other Tribal Nations to evaluate their interest in developing similar agreements.

Potential social and community impacts have been and will continue to be considered and evaluated in accordance with the NEPA and other federal and state laws. Currently, there are no known social or community issues expected to have a material impact on Integra's ability to mine at the DeLamar project.

20.6 Dark Skies Compliant Lighting

In order to limit light pollution, the Dark Sky Reserve has created a detailed lightscape management plan. Important considerations include meeting lumen and temperature requirements, shielding fixtures, and reducing glare. The DeLamar site does not fall within a designated dark sky area, but Integra will consider the following in future engineering studies and, to the extent practicable, implement them at the project:

  Dark Sky compliance states that any light emitting over 500 initial lumens (40 candela) must be shielded to prevent light from eminating beyond horizontal
  Dark Sky regulations require all lights to be a maximum of 3000k
  Light fixtures should be installed high and face vertically down (directional lighting is safer for workers and drastically reduces the amount of light pollution)

20.7 Summary Statement

Mr. Bickel has reviewed the information provided herein by Integra regarding environmental studies, permitting requirements, and community and social factors related to the project. Mr. Bickel believes that the permits, approvals, agreements, and other requirements held or pursued by Integra are in accordance with Federal, State, and county regulations for an advanced mining project. Further, there are no known environmental issues that could materially impact Integra's ability to extract the mineral resources and mineral reserves presented in this report.

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21. CAPITAL AND OPERATING COSTS

Capital cost estimates emphasize constructability, vendor-supported pricing, and execution sequencing aligned with the planned development schedule. The qualified persons for this section, Deepak Malhotra and Keith Watson estimated the total life-of-mine (LOM) capital cost at $747.5M, including an overall average contingency of 12% (Mining 5%, Processing 13%, G&A 17%). The capital cost summary is presented in Table 21-1 and includes contingency, sales tax, and engineering, procurement, and construction management (EPCM) costs. Project capital costs by area are presented in Table 21-2.

Table 21-1: DeLamar Project Capital Cost Summary

LOM Capital Expenditures	US$M
Pre-Production Capital[1]	$347.0
Bonding Cash Collateral	$3.9
Owner's Costs	$38.2
Total Pre-Production[3] Capital	$389.1
Sustaining Capital / Equipment Financing	$304.9
Reclamation Costs[2]	$65.5
Residual Value	($8.1)
Bonding Cash Collateral Return	($3.9)
Total LOM Capital	$747.5

(1) Assumes mobile equipment financing

(2) Reclamation costs include $26.4M ongoing water treatment liability

(3) Pre-production allows for construction and commissioning.

Table 21-22: DeLamar Project Capital Cost by Area

Capital Cost Breakdown ($M)	Pre-Production (Yr -1)	Sustaining (Yr 1 to Yr 10)	Reclamation	Combined LOM
Capital Costs
Mining[1,2]	$27.8	$145.1	-	$172.9
Processing	$276.5	$136.1	-	$412.6
G&A	$5.1	-	-	$5.1
Capex Sub-Total	$309.4	$281.2	-	$590.6
Contingency[3]	$37.6	$23.7	-	$61.3
Total Capital Costs	$347.0	$304.9	-	$651.9
Other Capital
Owners' Costs	$38.2	-	-	$38.2
Reclamation, Site[4]	-	-	$65.5	$65.5
Cash Collateral (bonding)	$3.9	-	($3.9)	$0.0
Residual Value	-	-	($8.1)	($8.1)
Total Other Capital	$42.1	$0.0	$53.5	$95.6
TOTAL CAPITAL	$389.1	$304.9	$53.5	$747.5

(1) Assumes financing of mobile equipment. Pre-production = 10% cash down and one year of payments

(2) Includes $9.6M in pre-stripping

(3) Overall contingency of 12% (mining 5%, processing 13%, G&A 17%)

(4) Includes $26.4 M for ongoing water treatment post mine closure

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Mr. Watson and Mr. Malhotra estimated operating costs through first principles and supplier costs. Where possible, they compared first principal assumptions and costs of units to those experienced at the Florida Canyon Mine, Integra's active heap leach operation in Nevada. Operating costs are summarized in Table 21-3. The pre-production operating costs for year -1 were capitalized in the economic analysis and are shown in Table 21-3.

Table 21-3: DeLamar Project Operating Cost Summary

LOM Operating Costs (US$)	Per Tonne
	Mined	Processed[3]
Mining	$2.55	$3.95
Processing	-	$5.02
G&A	-	$1.54
Total Site Costs		$10.52[4]
LOM Cash Costs, AISC[2]& AIC[3] Breakdown	$/oz Au	$/oz AuEq
	By-Product	Co-Product
Mining	$510	$417
Processing	$648	$530
G&A	$199	$163
Total Site Costs	$1,357	$1,110
Transport & Refining	$10	$8
Royalties[1]	$75	$61
Total Cash Costs	$1,441	$1,179
Silver By-Product Credits	($669)	-
Total Cash Costs Net of Silver By-Product	$772	$1,179
Sustaining Capital	$335	$274
Closure Costs Net of Residual Value[2]	$34	$28
Site Level All-in Sustaining Costs	$1,142	$1,480

(1) Royalties are further detailed in Section 22.

(2) Closure costs for all-inclusive sustaining cost (AISC) calculation exclude ongoing water treatment reclamation costs

(3) LOM unit costs are calculated using costs from year 1 through year 12 with tonnages from year 1 through year 10. Year -1 costs are capitalized and included in the capital cost estimate.

(4) Unit cost during operations (year 1 through year 10) equals $9.92/tonne of material processed with a total cost of $1,164.5 million.

21.1 Mining Capital

Mining capital estimates assume owner operation of mining equipment. They were based on the equipment selected to achieve the production schedule. The QPs based capital costs on estimation guides, quotations from equipment vendors, and actual costs from the purchase of equipment at Integra's Florida Canyon Mine in 2025. The mine development schedule includes a 12-month pre-production period (year -1), during which there are six months of mining. The QPs anticipate that mining costs during pre-production will be $28.98M, which includes $1.20M in contingency. The mining capital estimate is summarized by year in Table 21-4.

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Table 21-4: Mining Capital Cost by Year

	Cost per Year (M $USD)
Total Mine Capital w/ Contingency	-1	1	2	3	4	5	6	7	8	9	10	Total
Primary Mining Equipment[1]	12.32	14.11	12.63	16.31	16.42	8.66	3.23	3.48	1.37	1.47		89.98
Support Equipment	2.84	3.16	2.85	3.07	3.31	1.07		-	-	-	-	16.30
Blasting Equipment	0.50	-	-	-	-	-	-	-	-	-	-	0.50
Mine Maintenance Equipment	1.03	0.31	-	-	-	-	-	-	-	-	-	1.34
Other Mine Capital	2.49	0.02	-	0.005	-	0.003	0.22	-	-	-	-	2.73
Total Mine Equipment Capital	19.18	17.60	15.48	19.39	19.73	9.733	3.45	3.48	1.37	1.47	0	110.85
Prestripping Cost	9.66	-	-	-	-	-	-	-	-	-	-	9.66
Capitalized Sustaining Costs	0.14	1.05	2.9	5.65	6.99	9.73	11.03	10.64	9.45	3.02	0.61	61.21
Total Mine Cost	28.98	18.65	18.38	25.04	26.72	19.46	14.48	14.12	10.82	4.49	0.61	181.73
Contingency												8.83
Total Mine Cost without Contingency												172.9

(1) Assumes mobile equipment financing (See Table 21-6).

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21.1.1 Primary Equipment

Primary equipment purchases include drills, loading equipment, and haul trucks. As detailed in Table 21-5, the total LOM primary equipment cost estimate is $89.98M, which includes a 5% contingency.

Table 21-5: Primary Mining Equipment Cost (Unfinanced Breakdown)

Primary Equipment	Mining Year									LOM Cost (M $USD)
	-1	1	2	3	4	5	6	7	8
Pioneering Drill	1.02	-	-	-	-	-	-	-	-	1.02
Production Drills	5.10	2.55	-	-	-	-	-	-	-	7.65
Large Loader	2.79	-	-	-	-	-	-	-	-	2.79
Hydraulic Shovels	18.22	-	-	-	-	-	-	-	-	18.22
136-Tonne Capacity Haul Trucks	21.28	21.28	-	10.64	-	7.09	-	-	-	60.29
Primary Equipment Total	48.42	23.83	-	10.64	-	7.09	-	-	-	89.98

As summarized in Table 21-6, the primary equipment costs in the financial model assume financing with the following terms:

Table 21-6: Equipment Cost Financing Assumptions

Financing	Term
Cash Deposit Upon Purchase	10%
Annual interest Rate Included in Operating Cost	7.7%
Financing Terms:	5 Years

21.1.2 Support Equipment

Support equipment supports the primary mining equipment and includes dozers to manage dumping locations and the cleanup of benches for drilling and loading equipment. A total of $11.2M in support equipment is purchased in year -1 and the remaining, $5.1M is purchased in Yr 1. As summarized in Table 21-7, the total estimated capital for support equipment is $16.30M, which includes a 5% contingency. Equipment financing is also assumed for the support equipment (see terms in the above table).

Table 21-7: Support Mining Equipment Cost

Support Equipment	LOM Cost (M $USD)
Dozers (D10 and D9)	7.06
Motor Graders	3.16
Water Trucks	5.01
In-Pit Sumps (Runoff Water Control)	0.06
50-Ton Capacity Crane	0.92
Flatbed Truck	0.09
Total Support Mining Equipment Cost:	16.30

21.1.3 Blasting Equipment

Blasting equipment includes explosives trucks for use in loading blast holes and a skid loader to be used for stemming holes. All support equipment is purchased in year -1. The cost estimate for blasting equipment totals $500,000 with a 11% contingency, which is detailed in Table 21-8.

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Table 21-8: Blasting Equipment

Blasting Equipment	LOM Cost (M $USD)
Explosive Truck	0.39
Skid Loader	0.12
Total Blasting Equipment Cost:	0.50

21.1.4 Mine Maintenance Capital

As detailed in Table 21-9, the estimate for mine maintenance capital is $1.34 million with a 11% contingency.  Most of the support equipment is purchased in year -1. This includes the purchase of one large lubrication/fuel truck, two mechanic's trucks, and one tire truck.

Table 21-9: Mine Maintenance Capital Cost

Trucks	LOM Cost (M $USD)
Lubrication/Fuel Truck	0.50
Mechanics Trucks	0.63
Tire Truck	0.21
Total Blasting Equipment Cost:	1.34

21.1.5 Other Mining Capital

As summarized in Table 21-10, other mining capital includes various other equipment and facilities that total $2.73M including a 11% contingency.

Table 21-10: Other Mining Capital Costs

Other Mining Capital	Cost (M $USD)
Light Plants	0.15
Preparation for Explosives Storage Site	0.22
ANFO Storge Bins	0.20
Powder Magazines to Store Boosters	0.03
Cap Magazine	0.01
Mobile Radios / Handheld Radios	0.07
General Shop Equipment (Hoists, Tooling, etc.)	0.83
Eng. Computers, Plotters, Misc. Equipment.	0.12
Dust Suppression Storage Bladders	0.02
Survey Equipment and GPS Base Stations	0.20
Fuel Island Facilities	0.29
Access Roads, Site Preparation	0.44
Ambulance and Firefighting Equipment	0.17
Total Support Mining Equipment Cost:	2.73

All other mining capital is purchased in year -1 except for mobile/ handheld radios, which are purchased as needed throughout the LOM and the haul road preparation in year 6.

21.1.6 Pre-Stripping

The pre-stripping is defined as mining operations prior to leasing of equipment, and occurs all in pre-production (year-1).  Table 21-11 presents the areas included in pre-stripping.

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Table 21-11: Pre-Stripping Costs

Area	Costs (M $US)
Mine General Service	0.56
Mine Maintenance	1.58
Engineering	0.49
Geology	0.56
Drilling	0.96
Blasting	1.00
Loading	1.00
Hauling	1.91
Mine Support	1.60
Total Mining Capitalized Cost	9.66

21.1.7 Capitalized Sustaining

Sustaining costs of repair and maintenance including parts for the primary and support mining fleet are accounted for in capitalized sustaining costs.  The details of the cost over the LOM are presented in Table 21-12.

Table 21-12: Capitalized Sustaining Costs

Equipment	Mining Year (M $USD)
	-1	1	2	3	4	5	6	7	8	9	10	LOM Total
Drills	0.02	0.17	0.59	0.96	0.55	0.39	0.64	0.82	0.43	0.20	0.15	4.90
Loader/Shovels	-	0.03	0.18	1.07	1.34	1.31	2.83	2.26	0.68	0.28	0.17	10.16
Haul Trucks	0.07	0.63	0.80	1.81	4.07	6.63	5.39	6.80	6.37	1.64	-	34.20
Support	0.05	0.22	1.33	1.82	1.02	1.40	2.18	0.76	1.97	0.91	0.29	11.95
Total	0.14	1.05	2.90	5.65	6.99	9.73	11.03	10.64	9.45	3.02	0.61	61.21

21.1.8 Mining Contingency

The overall contingency for mining was 5% as seen in Table 21-13. A 5% contingency was applied to equipment that had detailed quotes from 2025 Florida Canyon purchases.

Table 21-13: Mining Contingency Breakdown

Area	Contingency (%)	Source
Primary Mining Equipment	5%	Purchased Cost 2025 Florida Canyon
Support Equipment	5%	Purchased Cost 2025 Florida Canyon
Blasting Equipment	11%	Budgetary Quotes
Mine Maintenance Equipment	11%	Budgetary Quotes
Other Mine Capital	11%	Budgetary Quotes
Pre-stripping Costs	0%	N/A
Capitalized Sustaining Costs	5%	Based on Purchase Costs
Overall	5%	Weighted Average Calculation

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21.2 Process and Infrastructure Capital

Process and infrastructure capital costs were developed for pre-production and sustaining capital. Direct costs were developed from labor, materials, plant equipment costs, sub-contracts, and construction equipment. Forte developed the costs for processing and infrastructure, which include the crushing circuit, agglomeration, Merrill Crowe process plant, two heap leach pads and associated solution management infrastructure, development rock storage facilities (DRSFs), drill and blast supply area, water management systems, a secure site access area, and ancillary supporting facilities. For newly constructed facilities, these costs assume the purchase of new equipment.

Costs for supporting facilities and infrastructure include improvements to the existing administration building and truck shop, upgrades to existing power and communications systems, improvements to septic systems and the existing water management system. Water treatment costs are included in the G&A estimate.

Contingencies are based on the completed level of design and the source of the associated cost estimate for individual line items. Estimated capital costs include freight, spares, and Owyhee County sales tax for equipment and materials. Indirect costs account for construction support and EPCM. Process and infrastructure capital costs are summarized in Table 21-14.

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Table 21-14: Process & Infrastructure Capital Cost Schedule

	Cost per Year (M $USD)
Total Process & Infrastructure Capital w/ Contingency	-1	1	2	3	4	5	6	7	8	Total
1300 Development Rock Storage Facilities	3.95	-	-	-	-	-	-	-	-	3.95
4200 Crushing	43.77	-	-	-	-	2.50	-	-	-	46.27
4300 Agglomeration	-	-	-	-	-	14.47	-	-	-	14.47
4400 Heap Leach Facilities	63.85	9.69	6.93	37.80	34.54	20.11	5.22	7.69	3.88	189.71
4500 Precious Metal Recovery	35.45	-	-	-	-	0.88	-	-	-	36.33
4600 Off-Site Refinery Upgrades	5.29	-	-	-	-	-	-	-	-	5.29
5100 Electrical Supply & Distribution	38.43	-	-	-	-	-	-	-	-	38.43
5200 Ancillary Water Systems	56.92	-	-	-	0.79	-	-	0.35	0.67	58.73
5300 Ancillary Facilities	5.55	-	-	-	-	-	-	-	-	5.55
5400 Maintenance Shop	10.72	-	-	-	-	-	-	-	-	10.72
5500 Bulk Fuel Storage & Distribution	3.20	-	-	-	-	-	-	-	-	3.20
5700 Site Roads	9.93	-	-	-	-	-	-	-	-	9.93
Freight (3%), Tax (6%), Spares (3%)	12.85	-	-	-	1.84	1.27	-	-	0.04	16.00
Engineering, Procurement, and Construction Management (8%)	22.16	0.77	0.14	0.76	0.71	0.76	0.10	0.16	0.09	25.66
Total Process & Infrastructure Capital Cost	312.06	10.46	7.07	38.56	37.88	39.99	5.32	8.20	4.68	464.23
Contingency										51.60
Total Process & Infrastructure Cost Without Contingency										412.62

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21.2.1 Development Rock Storage Facilities (1300)

The Florida Mountain and China Gulch development rock storage facilities cost estimates include earthworks and underdrain piping. Initial capital for earthworks are estimated at $2.48 million and $1.47 million for the underdrains, including a 10% contingency. Florida Mountain DRSF construction is planned during pre-production in Y-1.

21.2.2 Crushing (4200)

As itemized in Table 21-15, the crushing area costs include earthworks, structural steel, mechanical, fleet, and electrical equipment estimates. The total for the crushing area is estimated at $46.27 million, including a 13% contingency.

Table 211021-15: Crushing Area Capital Cost Breakdown

	Cost per Year (M $USD)
Area	-1	1	2	3	4	5	6	7	8	Total
Earthworks	4.19	-	-	-	-	-	-	-	-	4.19
Structural/Building	12.46	-	-	-	-	-	-	-	-	12.46
Mechanical	24.57	-	-	-	-	2.50	-	-	-	27.07
Fleet	0.12	-	-	-	-	-	-	-	-	0.12
Electrical	2.44	-	-	-	-	-	-	-	-	2.44
4200 Crushing Total	43.77	-	-	-	-	2.50	-	-	-	46.27

The crushing area will be constructed during pre-production in year -1 adjacent to the Florida Mountain pit, where mining and leaching begins. Upon completion of Florida Mountain mining in year 5, the crushing facility will be relocated to a site adjacent to the DeLamar HLP for DeLamar mining and leaching operations.

21.2.3 Agglomeration (4300)

Agglomeration begins in year 5 for DeLamar clay material. Agglomeration capital is $14.47 million, which includes equipment costs of $7.09 million (including mobile equipment), $7.38 million for installation, and a 20% contingency.

21.2.4 Heap Leach Facilities (4400)

Capital costs for the LOM heap leach facilities are $189.71 million, inclusive of an 11% contingency. Costs include tree removal, clear/grub, overliner production and installation, earthworks for the two heap leach pads and their respective process/event ponds, underdrain and liner systems, solution collection piping, and fleet. The fleet includes loaders and dozers supporting bulk material handling, and also light vehicles as presented in Table 21-16. LOM heap leach facilities costs are summarized in Table 21-16.

Table 21-16: Heap Leach Facilities Capital Cost Breakdown

	Cost per Year (M $USD)
Area	-1	1	2	3	4	5	6	7	8	Total
Earthworks	35.87	9.29	6.56	37.25	17.96	15.99	4.90	7.29	3.62	138.74
Mechanical	11.23	-	-	-	-	-	-	-	-	11.23
Piping	7.37	0.40	0.37	0.56	1.27	0.59	0.32	0.39	0.27	11.53
Fleet/Mobile Equipment.	9.39	-	-	-	15.30	3.53	-	-	-	28.23
4400 HLF Total	63.85	9.69	6.93	37.80	34.54	20.11	5.22	7.69	3.88	189.71

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Construction material costs for the heap leach facilities include phased onsite overliner and pond fill production using the operational crushing system during pre-production year -1. After pre-production, the support crushing system will be utilized for production of overliner and pond fill. The operating cost for the production of construction materials are considered in the estimate as a self-perform activity similar to when the crusher(s) are in typical operations. The construction phasing and production costs for overliner and pond fill are shown in Table 21-17 as a total of $6.49 million, including a 15% contingency. The costs assume the operation will self-perform this work. These costs are included in the earthworks cost in Table 21-16 and are detailed in the table below.

Table 21-17: Heap Leach Facility Construction Material Capital Cost Phasing

	Cost per Year (M $USD)
Area	-1	1	2	3	4	5	6	7	8	Total
Florida Mountain Overliner + Pond Filter Fill	3.47	-	-	-	-	-	-	-	-	3.47
DeLamar Overliner + Pond Filter Fill (PH1)	-	-	1.72	-	-	-	-	-	-	1.72
DeLamar Overliner (PH2)	-	-	-	-	0.81	-	-	-	-	0.81
DeLamar Overliner (PH3)	-	-	-	-	-	-	0.49	-	-	0.49
Total Cost for HLF Construction Material	3.47	-	1.72	-	0.81	-	0.49	-	-	6.49

21.2.5 Precious Metal Recovery (4500)

As summarized in Table 21-18, the estimated costs of the Precious Metal Recovery area are $36.3 million with a 15% contingency (the area will include the Merrill Crowe and the Barren Solution system).

Table 21-18: Precious Metal Recovery Capital Cost Breakdown

	Cost per Year (M $USD)
Area	-1	1	2	3	4	5	6	7	8	Total
Earthworks	0.05	-	-	-	-	-	-	-	-	0.05
Concrete	0.44	-	-	-	-	-	-	-	-	0.44
Structural/Building	2.09	-	-	-	-	-	-	-	-	2.09
Mechanical/Fleet	24.02	-	-	-	-	0.88	-	-	-	24.90
Piping	8.08	-	-	-	-	-	-	-	-	8.08
Electrical	0.78	-	-	-	-	-	-	-	-	0.78
4500 PMR Total	35.45	-	-	-	-	0.88	-	-	-	36.33

21.2.6 Refinery (4600)

Refining will occur off site at Integra's operating Florida Canyon Mine. To meet the increased throughput, the Florida Canyon refinery requires improvements to its equipment, installation, and fleet that will cost $5.29 million, including a 14% contingency.

21.2.7 Infrastructure Capital Costs (5000s)

Capital costs for site infrastructure are phased in accordance with the mine development schedule, with a LOM cost of $126.56 million for power distribution, water management systems (excluding the water treatment plant, which is in G&A), maintenance and fuel facilities, roads, and an average 18% contingency. As a previously operating site with ongoing care and maintenance, several infrastructure components including power and communication systems, water systems, and some roads and buildings are currently in place and operable. Improvements are planned to minimize capital costs for new construction. These improvements and the planned integration of existing infrastructure are further described in Section 18.

The QPs completed the cost estimate for upgrades to the electrical supply and distribution system through Integra's coordination with Idaho Power. Ancillary water system costs include water supply, water management ponds, pumps, piping, instrumentation for the mined pits, and DRSF collection ponds. Ancillary water systems account for upgrades to existing systems from historic sources of mine-impacted water, including the upgraded water treatment plant, and costs for newly constructed water management infrastructure. Ancillary facility costs include the secure site access area, fencing, administration building improvements, and fire pump houses. Costs for improving the existing truck shop include an additional truck bay, maintenance areas, warehouse space, offices, a truck scale, and vehicle washes. Site roads will be improved as practicable, including the main haul road between the Florida Mountain and DeLamar pits, the main site access road from Jordan Creek to the administration area, and maintenance roads. Site road costs also include construction of new maintenance roads. Infrastructure capital costs are outlined in Table 21-19.

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Table 21-19: Infrastructure Capital

	Cost per Year (M $USD) w/ Contingency
Area	-1	1	2	3	4	5	6	7	8	Total
5100 Electrical Supply & Dist.	38.43	-	-	-	-	-	-	-	-	38.43
Electrical	38.43	-	-	-	-	-	-	-	-	38.43
5200 Ancillary Water Systems	56.92	-	-	-	0.79	-	-	0.35	0.66	58.73
Earthworks	20.88	-	-	-	0.79	-	-	0.35	-	22.03
Mechanical	29.23	-	-	-	-	-	-	-	0.66	29.89
Piping	6.78	-	-	-	-	-	-	-	-	6.78
Fleet	0.03	-	-	-	-	-	-	-	-	0.03
5300 Ancillary Facilities	5.55	-	-	-	-	-	-	-	-	5.55
Structural/Building	4.01	-	-	-	-	-	-	-	-	4.01
Mechanical	1.54	-	-	-	-	-	-	-	-	1.54
5400 Maintenance Shop	10.72	-	-	-	-	-	-	-	-	10.72
Concrete	0.18	-	-	-	-	-	-	-	-	0.18
Mechanical	10.54	-	-	-	-	-	-	-	-	10.54
5500 Bulk Fuel Storage & Dist.	3.20	-	-	-	-	-	-	-	-	3.20
Mechanical	3.20	-	-	-	-	-	-	-	-	3.20
5700 Site Roads	9.92	-	-	-	-	-	-	-	-	9.92
Earthworks	9.92	-	-	-	-	-	-	-	-	9.92
Infrastructure Total	124.74	-	-	-	0.79	-	-	0.35	0.66	126.56

21.2.8 Mobile Equipment

Mobile equipment capital costs for the process area are $9.86 million, including a 5% contingency. These costs are accounted for in the capital cost for each work area and summarized in Table 21-20.

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Table 21-2017: Process & Infrastructure Mobile Equipment Capital Cost Summary

Area	Type	Qty	Cost per Year ($USD) w/ Contingency
			-1	1	2	3	4	5	6	7	8	Total
4200 Crushing	F250 Truck	2	95,918	-	-	-	-	-	-	-	-	95,900
	UTV	2	21,000	-	-	-	-	-	-	-	-	21,000
4300 Agglomeration	UTV	1	-	-	-	-	-	27,300	-	-	-	27,300
4400 Heap Leach Facilities	F250 Truck	3	143,876	-	-	-	-	-	-	-	-	143,900
	Chevy Silverado 3500	1	58,600	-	-	-	-	-	-	-	-	58,600
	UTV	1	27,300	-	-	-	-	-	-	-	-	27,300
	993 Loader	1	5,276,700	-	-	-	-	-	-	-	-	5,276,700
	988 Loader	1	1,207,400	-	-	-	-	-	-	-	-	1,207,400
	D10 Dozer	1	2,676,000	-	-	-	-	-	-	-	-	2,676,000
4500 Precious Metal Recovery	UTV	1	27,300	-	-	-	-	-	-	-	-	27,300
41600 Refinery	F250 Truck	5	239,800	-	-	-	-	-	-	-	-	239,800
	UTV	1	27,300	-	-	-	-	-	-	-	-	27,300
5200 Ancillary Water Systems	UTV	1	27,300	-	-	-	-	-	-	-	-	27,300
Total Process & Infrastructure Mobile Equipment Capital Cost:			9,828,550	-	-	-	-	27,300	-	-	-	9,855,800

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21.2.9 Contingency

Contingency percentages are based on the completed level of design and the source of the associated cost estimate for individual cost line items. The basis of contingencies for process and infrastructure cost estimates is outlined in Table 21-21. These were utilized on the cost line items for supply and install with an average contingency of 13%.

Table 21-2112: Process & Infrastructure Basis of Contingency

Source of Cost Estimate	Contingency
Vendor Procurement Quotes	5%
Vendor Budgetary Quotes for Earthworks/Crusher, Based on Site Visits and Engineering Support from Contractor	10%
Vendor Budgetary Quotes	15%
Public Information or Benchmarking	25%
Install Cost-Cost Metric/Other Project	25%
Factored from Consumer Price Index, Scaled	35%

21.2.10 Engineering, Procurement, and Construction Management

Engineering, procurement, and construction management is included at 8% of the annual direct cost, including contingency. EPCM is 2% for engineering, 2% for procurement, and 4% for construction management.

21.2.11 Freight, Spares, and Taxes

Freight, spares, and taxes are 12% of the direct costs. (The percentage includes a contingency). This 12% includes equipment and material freight costs based on bulk freight loads at 3%, capital spare parts at 3% of plant equipment extended costs, and 6% Idaho sales tax. Two-year operating spare parts are generally excluded. Roll crusher spares are accounted for in the process operating costs.

21.3 General and Administrative Cost

Capital costs associated with general and administrative (G&A) needs are based on vendor quotes and industry benchmarking and are included as initial capital in year -1. Trout Creek Road (22 miles of paved and gravel county road leading to the site) improvement costs were estimated through coordination with Owyhee County, and commuter parking lot development costs are based on property listings in Marsing, ID and a $3 per ft2 cost for a gravel lot. The light vehicle cost is based on the anticipated vehicle need by department for administration and mining personnel. Vehicles for process personnel were allocated to process capital costs. All G&A capital costs are incurred during pre-production year -1 only. Capital G&A costs, including a 17% contingency, are presented in Table 21-22.

Table 21-22: General & Administrative Capital Cost Summary

Cost Item	US$M
Assay Laboratory Building & Equipment	2.14
County Road Upgrades	1.87
Light Vehicles	1.14
Commuter Parking Lot Development	0.34
Monitoring Wells	0.50
Total General & Administrative Capital:	5.99

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21.4 Other Capital Costs

Capital costs were estimated for owner's costs, reclamation, reclamation bonding cash collateral, and residual value of equipment and other property, as outlined below.

21.4.1 Owner's Capital Costs

Owner's capital costs are working costs for mining, processing, G&A, and water treatment during pre-production year -1, including contingencies associated with each estimate. These costs were estimated as operating costs and are included in the subsequent operating cost discussions. However, year -1 operating costs were capitalized as part of the economic analysis. These capitalized pre-production year -1 working costs are summarized in Table 21-23.

Table 21-23: Owner's Capital Costs

Capitalized Costs for Year -1 (with contingency)	US$M
Mining Operating Costs	13.79
Process & Infrastructure Operating Costs	9.87
G&A Operating Costs	14.11
Water Treatment Operating Costs	0.45
Total Owner's Capital	38.21

21.4.2 Reclamation Costs

Mine reclamation costs include water treatment post-operations, and other direct and indirect costs for cover placement on mine and heap leach facilities, water management, and reclamation of other disturbance areas. Direct and indirect costs were estimated using the Standardized Reclamation Cost Estimator (SRCE), version 1.4. The SRCE model has been developed in accordance with the guidelines created by the Nevada Standardized Unit Cost Project, a cooperative effort of the NDEP, the U.S. Department of Interior, Bureau of Land Management, and the Nevada Mining Association. Reclamation is planned as a phased approach with mine and process facilities or phases of facilities that are no longer in use being reclaimed during operations, beginning in year 4 at Florida Mountain.

Post-operations water treatment costs were estimated based on the long-term performance of existing cover systems using data and costs for the existing, operating water treatment systems. Water treatment costs during post-operations were discounted at 5% over a 75-year period. Water treatment costs during operations are allocated to G&A.

The capital cost for reclamation is $65.45 million including $26.40 million in post-operations water treatment, direct costs of $30.56 million, and $8.49 million in indirect costs, including a 6% contingency on direct costs. The cost schedule for reclamation is summarized in Table 21-24.

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Table 21-24: Reclamation Capital Cost Schedule

		Cost per Year (M $USD)
Area		-1 to 3	4	5	6	7	8	9	10	11	12	13	Total
Water Treatment Post Operations[1]		26.40											26.40
Direct Costs	Development Rock Storage Facilities	-	-	-	1.07	1.07	1.07	1.07	1.07	1.07	1.08	-	7.50
	Heap Leach	-	0.38	0.83	1.59	1.60	-	0.33	0.33	0.83	1.60	1.60	9.09
	Roads	-	-	-	-	-	-	-	-	0.63	0.63	0.63	1.89
	Clay Borrow	-	-	-	-	-	-	-	-	-	-	0.20	0.20
	Foundations and Buildings	-	-	-	-	-	-	-	-	-	-	0.05	0.05
	Other Demo & Equip Removal	-	-	-	-	-	-	-	-	-	-	0.20	0.20
	Sediment and Drainage Control[2]	-	-	-	-	-	-	-	2.02	1.59	1.32	4.88	9.81
	Process Ponds[3]	-	-	-	0.01	-	-	-	-	-	-	-	0.01
	Yards, etc.	-	-	-	-	-	-	-	-	0.05	0.05	0.05	0.15
	Fencing removal	-	-	-	-	0.02	-	-	-	-	-	-	0.02
	Monitoring	-	-	-	-	-	-	-	-	-	-	1.28	1.28
	Construction Management	-	-	-	-	-	-	-	-	0.12	0.12	0.12	0.36
	Direct Cost Subtotal	30.56
Indirect Costs	Engineering, Design, & Construction (ED&C) Plan	1.23
	Contingency (8% of direct costs)	1.84
	Insurance	0.13
	Contractor Profit	3.06
	Contract Administration	1.84
	Government Indirect Cost	0.39
	Indirect Cost Subtotal	8.49
Total Reclamation Capital Cost		65.45

(1) Water treatment costs in year -1 through year 12 are accounted for in G&A.

(2) Includes pit water management

(3) Process ponds are in-heap ponds and have minimal reclamation requirements.

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21.4.3 Bonding Cash Collateral

A required cash collateral deposit of $3.9 million (10% of reclamation costs, excluding post-operations water treatment) was assumed for the surety bond and included in pre-production capital. The surety bond's yearly fees were allocated to G&A operating costs. The full cash collateral is assumed to be returned to the owner in post-operations allocated to year 13.

21.4.4 Residual Value

A capital account credit of $8.1 million for residual (salvage) value of primary and support mining equipment was applied at the end of mining and process operations, in year 13. This amount is assumed as 8% of $101.2M in capital costs of the mining fleet.

21.5 Mine Operating Costs

RESPEC prepared the mine operating cost estimates using first principles. This was done using estimated hourly costs of equipment and personnel and the anticipated hours of work for each. The hourly equipment costs were estimated for fuel, oil and lubrication, tires, under-carriage, repair and maintenance costs, and special wear items. RESPEC benchmarked the first principles assumptions and the cost of mine personnel and consumables on Integra's operating Florida Canyon Mine.

Personnel costs include supervision, operating labor, and maintenance labor. The mine operating costs are summarized by year and category in Table 21-25. Note that while the costs for year -1 are shown in the cost tables below, these costs are capitalized as pre-production capital costs. After the capitalization of preproduction costs, the LOM mining costs are $464.14 million, or $3.95 per tonne processed ($2.55 per tonne mined). This includes $0.16 per tonne processed for lease interest charges.

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Table 21-25: Annual Mine Operating Cost Estimate

	Mining Year (M $USD)
Mine Op Cost Summary	-1	1	2	3	4	5	6	7	8	9	10	Total
Mine General Service	0.56	1.14	1.14	1.14	1.14	1.14	1.14	1.14	1.14	1.14	0.57	11.36
Mine Maintenance	1.58	3.3	3.33	3.33	3.33	3.33	3.33	3.33	3.33	3.33	1.66	33.15
Engineering	0.49	0.98	0.98	0.98	0.98	0.98	0.98	0.98	0.98	0.98	0.49	9.81
Geology	0.56	1.11	1.11	1.11	1.11	1.11	1.11	1.11	1.11	1.11	0.56	11.12
Drilling	0.96	4.62	4.57	4.62	4.36	4.37	4.2	4.2	3.95	3.1	1.32	40.28
Blasting	1	5.13	4.89	5.03	4.85	4.74	4.3	4.29	4.27	3.56	1.48	43.54
Loading	1	5.3	5.22	5.41	5.03	5.05	4.78	4.82	5.12	4.44	1.58	47.75
Hauling	1.91	15.23	13.47	18.09	18.81	26.76	24.67	23.59	24.59	23.23	8.26	198.61
Mine Support	1.6	4.9	6.06	6.52	5.77	6.13	6.79	5.21	6.66	6.53	2.95	59.12
Total Mining Before Leasing	9.66	41.71	40.77	46.23	45.38	53.61	51.30	48.67	51.15	47.42	18.87	454.74
Equipment Lease Interest Payments	4.13	5.43	4.32	3.87	2.46	1.43	0.74	0.49	0.22	0.11	-	23.19
Total Mining Cost	13.79	47.14	45.09	50.10	47.84	55.04	52.03	49.15	51.37	47.54	18.87	477.93
Cost Per Tonne Processed[1]	Mining Year ($/t)
Mine General Service	0.22	0.10	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.10	0.09
Mine Maintenance	0.61	0.28	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.29	0.27
Engineering	0.19	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08
Geology	0.22	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.10	0.09
Drilling	0.37	0.39	0.37	0.37	0.35	0.35	0.34	0.34	0.32	0.25	0.23	0.33
Blasting	0.39	0.43	0.39	0.40	0.39	0.38	0.34	0.34	0.34	0.29	0.25	0.36
Loading	0.39	0.44	0.42	0.43	0.40	0.41	0.38	0.39	0.41	0.36	0.27	0.40
Hauling	0.74	1.28	1.08	1.45	1.51	2.15	1.98	1.89	1.98	1.87	1.42	1.68
Mine Support	0.62	0.41	0.49	0.52	0.46	0.49	0.54	0.42	0.54	0.52	0.51	0.49
Total Mining Before Leasing	3.75	3.50	3.27	3.71	3.65	4.31	4.11	3.91	4.11	3.81	3.25	3.79
Equipment Lease Interest Payments	1.60	0.46	0.35	0.31	0.20	0.11	0.06	0.04	0.02	0.01	-	0.16
Total Mining Cost	5.35	3.96	3.61	4.02	3.84	4.42	4.17	3.95	4.13	3.82	3.25	3.95

(1) LOM unit operating costs are calculated using costs and tonnages from year 1 through 10. Year -1 operating costs are capitalized and included in the capital cost estimate.

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21.5.1 Mine General Services

Mine general services include mining supervision, engineering, and geology services. Supervision accounts for a mine superintendent, mine general foreman, and mine shift foremen. Engineering personnel include a chief engineer, engineers, and surveying crew to support mine planning and operations. Geology is intended to support material control, geological mapping, and sampling requirements. Table 30-1 shows the Annual cost estimate for mine general services.

21.5.2 Mine Maintenance

Mine maintenance costs include the cost of personnel for maintenance, supervision, planning, and shop support personnel. Shop support personnel include light vehicle mechanics, welders, servicemen, tire men, and maintenance labor. Estimated mine maintenance costs are shown in Table 30-2. Note, these costs do not include the maintenance labor directly allocated to the various equipment. Those costs are accounted for in other mining cost categories.

21.5.3 Drilling

Drilling cost estimates are shown in Table 30-3. The LOM drilling costs are estimated to be $40.28 million or $0.33 per tonne processed ($0.21 per tonne mined). The total LOM cost includes $0.96 million of preproduction costs.

21.5.4 Blasting

LOM blasting costs, including preproduction, are shown in Table 30-4. These costs are based on owner operations for blasting and assume Ammonium Nitrate/ Fuel Oil (ANFO) ANFO costs of $630/tonne with transportation costs for ANFO at $36.75/tonne. The estimate includes a blasting accessories cost of $23.10 per hole. The LOM blasting costs are estimated to be $43.54 million or $0.36 per tonne processed ($0.23 per tonne mined). The total LOM cost includes $1.00 million of preproduction costs.

21.5.5 Loading

Loading costs are based on owner's operations of two hydraulic shovels with 22-cubic meter buckets for all primary production. In addition, the loading estimate assumes that a 14-cubic meter front-end loader will be used for stockpile management, re-handling, and as backup for production during shovel maintenance. The annual loading cost estimate is shown in Table 30-5. The LOM loading costs are estimated to be $47.75 million and $0.40 per tonne processed ($0.25 per tonne mined). The total LOM cost includes $1.00 million of preproduction costs.

21.5.6 Hauling

Haulage cost was estimated using the truck hour estimates discussed in Section 16.3. The annual haulage cost estimate is shown in Table 30-6. The LOM haulage costs are estimated to be $195.93 million or $1.68 per tonne processed ($1.06 per tonne mined). The total LOM cost includes $1.91 million of preproduction costs.

21.5.7 Mine Support

The annual mine support cost estimates shown in Table 30-7 include preproduction costs. These costs assume the hourly costs for required support equipment as discussed in Section 16.3 and for personnel as discussed in Section 16.4. The LOM support costs are estimated to be $59.12 million or $0.49 per tonne processed ($0.31 per tonne mined), including preproduction. The total LOM cost includes $1.60 million of preproduction costs.

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21.6 Process Operating Cost Summary

Forte developed process operating costs-including materials, supplies, power, maintenance, and personnel-from first principles, supplier quotes, and industry benchmarks. Table 21-26 provides a summary of the LOM process operating costs by cost item.

Table 21-27 summarizes the LOM costs by area. Unit costs per tonne processed are based on all operating costs, beginning in year 1. Pre-production year-1 operating costs were capitalized in the economic analysis.

Table 21-26: Process Operating Cost Summary

Cost Item	LOM Unit Cost[1] (US$ per tonne Processed)	LOM Total Cost (US$M)
Power	0.46	54.84
Consumables	3.19	380.33
Labor	0.71	85.00
Wear and Maintenance	0.56	66.84
Fuel	0.10	12.17
LOM Total	5.02[2]	599.18

(1) LOM unit costs are calculated using costs from year 1 through year 12 with tonnages from year 1 through year 10. Year -1 costs are capitalized and included in the capital cost estimate.

(2) LOM cost during operations (year 1 through year 10) equals $4.57 per tonne processed with a total cost of $536.78 million

Table 21-27: Process Operating Cost by Area

Area	LOM Unit Cost[1] (US$ per tonne Processed)	LOM Total Cost (US$M)
4200-Crushing	0.64	76.79
4300-Agglomeration	0.30	34.96
4400-Heap Leach Facility	2.84	339.05
4500 Precious Metal Recovery	0.86	103.04
4600-Refinery	0.24	29.34
5200-Ancillary Water Systems	0.13	14.83
5400-Maintenance Shop	0.01	1.14
5500-Bulk Fuel & Distribution	~0.00	0.03
LOM Total	5.02	599.18

(1) LOM unit costs are calculated using costs from year 1 through year 12 with tonnages from year 1 through year 10. Year -1 costs are capitalized and included in the capital cost estimate.

Process operating costs of $9.87 million for pre-production year -1 were capitalized in the economic analysis but are presented in Table 21-28 as operating costs.

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Table 21-28: Process Operating Cost Schedule

Cost Item	Total Cost (US$M)													LOM Total (US$M)
	-1	1	2	3	4	5	6	7	8	9	10	11[1]	12[1]
Power	0.59	2.34	2.34	2.34	4.50	5.36	5.49	4.76	6.05	5.91	5.79	4.68	4.68	54.84
Consumables	5.51	33.32	36.02	35.25	35.69	37.40	38.43	39.06	36.18	30.49	17.43	17.76	17.80	380.33
Labor	1.98	7.90	8.01	8.01	8.49	7.61	7.61	7.61	7.61	7.61	7.61	2.67	2.28	85.00
Wear and Maintenance	1.49	5.97	5.97	5.97	6.68	6.65	6.66	6.56	6.56	6.50	6.41	0.71	0.71	66.84
Fuel	0.31	1.24	1.24	1.24	1.24	0.94	0.94	0.94	0.94	0.94	0.94	0.62	0.62	12.17
Total	9.87	50.78	53.59	52.81	56.60	57.96	59.14	58.93	57.34	51.46	38.18	26.45	26.08	599.18
	Cost per Tonne Processed ($/tonne) [2]
Power	0.23	0.20	0.19	0.19	0.36	0.43	0.44	0.38	0.49	0.47	1.00	-	-	0.46
Consumables	2.14	2.80	2.89	2.83	2.87	3.00	3.08	3.14	2.91	2.45	3.00	-	-	3.19
Labor	0.77	0.66	0.64	0.64	0.68	0.61	0.61	0.61	0.61	0.61	1.31	-	-	0.71
Wear and Maintenance	0.58	0.50	0.48	0.48	0.54	0.53	0.53	0.53	0.53	0.52	1.10	-	-	0.56
Fuel	0.23	0.20	0.19	0.19	0.36	0.43	0.44	0.38	0.49	0.47	1.00	-	-	0.10
Total	3.83	4.26	4.29	4.24	4.55	4.66	4.74	4.73	4.61	4.13	6.57	-	-	5.02[2]

(1) Unit costs per tonne of material processed are not applicable for year 11 and 12 (residual leaching years) because no fresh material is being mined or stacked.

(2) LOM unit costs are calculated using costs from year 1 through year 12 with tonnages from year 1 through year 10. Year -1 costs are capitalized and included in the capital cost estimate.

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Operating costs were estimated based on 4th quarter 2025 US dollars and are presented with no added contingency based upon the design and operating criteria present in this feasibility study. Operating costs have an accuracy of +/- 15%. The process operating costs presented are based upon the ownership of all process production equipment and site facilities. The owner will employ and direct all operating maintenance and support personnel for all site activities.

Operating costs estimates have been based upon information obtained from the following sources:

  Project metallurgical test work and process engineering
  Development of a detailed equipment list and demand/consumption calculations
  Forte Engineering in-house data
  Vendor quotes
  Experience with other similar operations, including Integra's Florida Canyon Mine

21.6.1 Power

The authors derived power usage rates for mechanical equipment from load demands provided in vendor quotes and benchmarking data and for the process and infrastructure facilities from estimated connected loads assigned to powered equipment from the mechanical equipment list. Equipment power demands were calculated based on name plate loads and each equipment's expected utilization of 24 hours per day for general process operations and 20 hours per day for crushing and stacking operations. Overhead power meets operational demand up to 6 MW. When demand exceeds 6 MW, diesel generators power up and provide support. Overhead line power unit cost of 0.07 $/kWh was provided to Integra by Idaho Power for industrial use at estimated consumptions of 6 MW, with site power infrastructure upgrades delivering 6.0 MW of line power. Additional power will be provided by diesel generators with a power unit cost of 0.39 $/kWh as developed by Forte based on the fuel consumption rate of a CAT 3616C generator, the expected maintenance costs, and a diesel fuel cost of 3.50 $/gallon. Estimated annual process power costs for are summarized in Table 21-28 and broken down by area in Table 30-8. The LOM process power costs are estimated to be $54.84 million or $0.46 per tonne processed. The total LOM cost includes $0.59 million of preproduction costs.

21.6.2 Consumables

Reagent costs represent the consumables costs. The authors estimated them based upon unit costs provided by vendors, Integra's operating Florida Canyon Mine, and/or Forte's experience with similar operations. Reagent costs for LOM and residual leaching are $380.33 million, as summarized in The authors developed the reagent costs from the consumption rates projected by the metallurgical tests detailed in Section 13. Estimated annual process consumables costs for are summarized in Table 21-28 and broken down by area in Table 30-9. The LOM process consumables costs are estimated to be $380.33 million or $3.19 per tonne processed. The total LOM cost includes $5.51 million of preproduction costs.

Some reagent consumptions-including consumptions for quicklime, cement, and cyanide-will vary based on material type (oxide or transitional (trans) material) per the mine plan and/or agglomeration needs, which results in variable unit costs per tonne processed through the LOM. Reagent costs during residual leaching are based on the 1,360 m3/hr barren flow rate and include a reduction in zinc concentration from 150 ppm to approximately 50 ppm for residual leaching in years 11 and 12. Quicklime consumption is influenced by both material type and agglomeration. Cement is only used in the agglomeration process and varies by material type. Cement consumption was applied using a conservative percentage estimate on material passing the 1 inch minus screen (33% instead of actual PSD estimate of 15%) that is to be agglomerated due to variability in feed distribution. Cyanide consumption only varies by material type as it is not impacted by agglomeration. Summaries of these consumptions and costs are shown in Table 30-11, Table 30-12, and Table 30-13. Costs for reagents with assumed constant consumptions are shown in Table 30-10. Consumption rates for reagents with assumed constant consumptions are shown in Table 30-14.

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21.6.3 Labor

Process labor costs are based on projected staffing needs per the mine development plan and compensation standards provided by Integra based on their operating Florida Canyon Mine and based on other producing mines data. Labor includes costs for employee taxes, insurance, and health benefits as burden, with 33% burden applied to salaried positions and 30% burden applied to hourly positions. Bonuses were applied to base salaries at an annual rate ranging between 10% and 15% based on the position. Bonuses for hourly positions assume an annual 5% applied to the base salary in shows the labor stratums provided for base salary and their respective extended salaries.

Combining the personnel counts listed in Table 30-17 with the extended salaries gives the total labor cost by year and the total LOM labor cost. Estimated annual process labor costs for are summarized in Table 21-28 and broken down by area in Table 30-15. The LOM process labor costs are estimated to be $85.00 million or $0.71 per tonne processed. The total LOM cost includes $1.98 million of preproduction costs.

Table 30-17 shows the personnel counts for each position broken down by area and year.

21.6.4 Equipment Wear and Maintenance

The authors based their estimate of costs for wear and maintenance of process mechanical and mobile equipment on vendor quotes or as a standard 5% applied to equipment direct costs. The approach for estimating wear for the roll crushers is to replace the whole roll on a quarterly basis, instead of just replacing teeth. This conservative approach assures crusher availability. Costs include repair and replacements of parts and labor. Estimated annual wear and maintenance costs for process equipment are summarized in Table 21-28 and broken down by area in Table 30-16. The LOM process wear and maintenance costs are estimated to be $66.84 million or $0.56 per tonne processed. The total LOM cost includes $1.49 million of preproduction costs.

21.6.5 Fuel

The authors developed their estimate of fuel costs from vehicle consumption and utilization rates provided by vendors, Cost Mine, and/or Forte's internal database. Unit fuel costs are aligned to RESPEC's estimates as 0.92 $/L (3.50 $/gal) for diesel and 0.90 $/L (3.40 $/gal) for gas. Diesel generator consumptions are included separately in process operating power. A summary of equipment and associated fuel costs is shown in Table 30-19. Estimated annual process fuel costs are summarized in Table 21-28 and broken down by area in Table 30-18 The LOM process fuel costs are estimated to be $12.17 million or $0.10 per tonne processed. The total LOM cost includes $0.31 million of preproduction costs.

21.6.6 Application of Process Operating Costs

Forte developed the process costs based on annual processing rates for power, wear and maintenance, labor, and fuel. The process operating costs for year -1 were aligned to the mine development schedule, which does not include a full year of process operations, and the operating costs for pre-production year -1 were capitalized in the economic analysis. Year 10 costs are also aligned to the mine development schedule, with process operating costs being reduced as crushing, agglomeration, and stacking operations cease and the project moves into the residual leach phase, assumed to continue through years 11 and 12.

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21.7 General and Administrative Operating Costs

To support mining and processing activities in alignment with the mine development schedule, operating costs allocated to G&A include personnel, material, and contractor requirements and costs for administrative, accounting, safety and security, and environmental departments. Power costs allocated to G&A include the water treatment plant, assay laboratory, administrative building, security office, and the truck shop. G&A cost estimates were based on Integra's operating Florida Canyon Mine, vendor quotes, and benchmarking using Forte's internal data from similar projects. The G&A operating cost summary is presented in Table 30-21 with G&A allocations for labor, health & safety, environment, security, power, assay laboratory, and other miscellaneous costs to support the operation. Operating costs during pre-production year -1 were capitalized in the economic analysis, resulting in G&A costs of $1.54 per tonne processed. LOM cost during operations (year 1 through year 10) equals $1.39 per tonne processed with a total cost of $163.7 million

Key costs allocated to G&A include water treatment labor, power, and reagents for a 24 hour per day, 365 day per year operation per vendor quotes and cost data from similar operating water treatment plants.  Assay laboratory costs for labor, power, equipment, and construction of the building are based on vendor quotes and Forte's internal cost data.  Other labor costs include personnel support for accounting and payroll, controller, procurement, warehouse, human resources, information technology, and employee transportation; with personnel requirements and costs scaled based on Integra's operating Florida Canyon Mine. Health and safety costs include personal protective equipment, first aid supplies, fire systems, signage, janitorial supplies, small tools, industrial hygiene, and safety/first aid training supplies.

Other G&A costs include maintenance of Trout Creek Road per agreements with Owyhee County, employee transportation from a designated commuter lot near Marsing, Idaho to the site via contracted shuttle busses, insurance (excluding workman's compensation), land holdings, and Idaho State property taxes as provided by Integra.

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22. ECONOMIC ANALYSIS

22.1 Forward-Looking Information Cautionary Statements

The results of the economic analysis discussed in this Section represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to several known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those presented herein. Information that is forward looking includes the following:

  Proven and Probable Mineral Reserves that have been modified from Measured and Indicated Mineral Resource Estimates
  Cash flow forecasts
  Assumed commodity prices and exchange rates
  Proposed mine and process production plan
  Projected mining and process recovery rates
  Ability to have doré refined on favorable terms
  Proposed capital and operating costs
  Assumptions about closure costs and closure requirements
  Assumptions about environmental, permitting, and social risks

Additional risks to the forward-looking information include:

  Changes to costs of production from what is assumed
  Unrecognized environmental risks or variance in expected climate conditions for the project
  Unanticipated reclamation expenses
  Unexpected variations in quantity of mineralization, grade, or recovery rates
  Geotechnical or hydrogeological considerations during operations being different from those assumed
  Failure of mining methods to operate as anticipated
  Failure of process plant, equipment, or processes to operate as anticipated
  Changes to assumptions about the availability and or generation of electrical power and the power rates used in the operating cost estimates and financial analysis
  Ability to maintain the social license to operate
  Accidents, labor disputes, and other risks inherent to the mining industry
  Changes to interest rates, tax rates, or applicable laws
  Receipt of any required permits beyond those already held by Integra Resources

22.2 Methodology

Forte has prepared the feasibility study (FS) for the DeLamar mining project, which includes operations at both DeLamar and Florida Mountain. A pre-tax and post-tax economic analysis was completed on the basis of a discounted cashflow model featuring a 5% discount rate. Integra provided this discount rate of 5%. The authors consider this assumption reasonable, as Integra maintains existing operations in Nevada. Operation cashflows were modelled in annual periods.

22.3 Financial Model Parameters and Assumptions

This economic analysis uses principal assumptions which include the metal recoveries as discussed in Section 13, processing methods discussed in Section 17, metal prices discussed in Section 19, and the capital and operating costs from Section 21.

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22.3.1 Mineral Resources, Mineral Reserves and Production Schedule

The mine plan is based on the estimated mineral reserves for the DeLamar Project. No inferred mineral resources were included in the material scheduled for leaching.

22.3.1.1 Mining Physicals

The cash-flow model uses the mining and process production schedule physicals summarized in Table 22-1 and Table 22-2,as discussed in Section 16.2. Table 22-3 presents the stockpile management for the project. Gold and silver ounce production based on the metal production model provided by Forte is shown in Table 22-4.

Table 22-1 and Table 22-2 present the yearly mine material-movement schedules used for operational planning and economic evaluation.  These schedules include both in-situ material and historically mined material that has been rehandled, including pit backfill and converted waste/stockpile material.  As such, the material movements shown in these tables are not intended to represent in-situ material resources alone.  Stockpile additions, rehandling, and drawdown are tracked explicitly in the Stockpile Management schedule (Table 22-3), while Table 22-4reconciles total project material movement and processing.

Figure 22-1 shows the tonnage mined per year and the operating cost per tonne of ore mined.

22.3.1.2 Production

The after-tax cash-flow model is shown in Table 22-6. This model is based on the application of metal prices discussed in Section 19, and the operating and capital costs discussed in Section 21. Revenues are based on $3,000 per ounce gold and $35 per ounce silver prices. Gold equivalent (AuEq) ounces are calculated per Equation 22-1.

Equation 22-1: Gold Equivalent Ounce Calculation

Figure 22-2 shows the gold equivalent production profile by area. Figure 22-3 shows the gold equivalent production profile by process metals.

The life-of-mine average recovery for the project is 72.3% for gold and 33.2% for silver. Recovery for Florida Mountain ore is 74.1% for gold and 37.9% for silver. Recovery for DeLamar ore is 66.1% for gold and 26.9% for silver. Recovery for historical stockpile ore is 76.9% for gold and 37.4% for silver. These recovery numbers are prior to the application of the treatment and refining charges.

22.3.1.3 Transportation, Refining, & Third-Party Royalties

Transportation fees are assumed to be $800/week. There is an assumed treatment charge of $0.43 per metal ounce. Refining charges of $0.15 per ounce gold and $0.02 per ounce silver are assumed and applied to the metal production in Table 22-6 for the determination of the cash flow.

This feasibility study considers two primary royalties that apply to the Project. Triple Flag Precious Metals Corp. ("Triple Flag") holds a 2.5% net smelter returns royalty (NSR) that applies to ~90% of the current DeLamar deposit resources and reserves. However the royalty will reduce to 1.0% when Triple Flag has received total royalty payments of C$10 M. A wholly-owned subsidiary of Wheaton Precious Metals Corp. currently holds a 1.5% NSR that applies to the current DeLamar and Florida Mountain deposit resources and reserves.

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The production profile in the FS reflects an average royalty rate of 2.3%.

The third-party royalties, transportation, and refining charges equate to a total of $76.9 M payable over the life of mine.

22.3.1.4 Taxes & Financing

Forte has relied on Integra to provide tax treatment methodologies aligned with their corporate budgets. Depreciation and depletion and the deduction of tax pools spent by Integra have been applied to reduce the project's taxable income. Existing credits, Net Operating Loss (NOL), deductions, depreciation, and depletion reduce the taxable income to $690.3MM. Estimated federal taxes (21%), Idaho State Tax (5.3%), and Idaho Mining Tax (1%) total $213.0MM. After deductions and credits, the resulting effective tax rate is 16.7%. All calculations assume constant dollars without inflation.

The QPs have not independently review the taxation information. The QPs have fully relied upon, and disclaim responsibility for, taxation information derived from experts retained by Integra as contained in the document prepared by Mining Tax Plan LLC (MTP, 2026).

MTP specializes in U.S. federal and state income taxation including foreign income taxation of precious metal, non-metallic fee material, coal, and quarry mining companies. MTP has experience with extractive and natural resource industries and specializes in state mineral property and severance taxes in Alaska, Arizona, California, Colorado, Idaho, Montana, Nevada, and Utah.

Financing is assumed for mobile equipment. This includes a 10% Cash down upon delivery of the equipment, 7.7% annual interest rate, and a five (5) year term.

22.3.1.5 Equipment Salvage

The mining fleet has residual value at the end of production. This is assumed to be 8% of the mining fleet total cost, or $8.1 M.

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Table 22-1: Florida Mountain Yearly Material Movement (Mine Physicals)

Florida Mountain	Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Yr_11	Yr_12	Yr_13	Total
Leach to Plant	K Tonnes	708	9,007	10,467	9,099	9,460	1,636	-	-	-	-	-	-	-	-	40,378
	g Au/t	0.41	0.45	0.41	0.46	0.43	0.37	-	-	-	-	-	-	-	-	0.43
	K Ozs Au	9	131	139	135	130	20	-	-	-	-	-	-	-	-	564
	g Ag/t	12.34	12.76	9.23	11.48	12.36	18.41	-	-	-	-	-	-	-	-	11.68
	K Ozs Ag	281	3,695	3,106	3,358	3,760	968	-	-	-	-	-	-	-	-	15,168
Leach to Stockpile	K Tonnes	1,870	2,973	3,053	2,945	2,415	431	-	-	-	-	-	-	-	-	13,687
	g Au/t	0.25	0.14	0.17	0.20	0.18	0.12	-	-	-	-	-	-	-	-	0.18
	K Ozs Au	15	13	16	19	14	2	-	-	-	-	-	-	-	-	79
	g Ag/t	5.33	4.59	4.36	5.29	5.74	7.49	-	-	-	-	-	-	-	-	5.09
	K Ozs Ag	321	439	428	501	446	104	-	-	-	-	-	-	-	-	2,239
Total Leach Mined	K Tonnes	2,578	11,980	13,520	12,044	11,875	2,067	-	-	-	-	-	-	-	-	54,065
	g Au/t	0.29	0.37	0.36	0.40	0.38	0.32	-	-	-	-	-	-	-	-	0.37
	K Ozs Au	24	144	155	154	144	21	-	-	-	-	-	-	-	-	643
	g Ag/t	7.26	10.73	8.13	9.97	11.02	16.13	-	-	-	-	-	-	-	-	10.01
	K Ozs Ag	602	4,134	3,534	3,860	4,206	1,072	-	-	-	-	-	-	-	-	17,407
PAG_WST	K Tonnes	71	825	2,366	4,184	4,539	1,478	-	-	-	-	-	-	-	-	13,462
NAG_Wst	K Tonnes	602	9,541	5,308	5,646	3,231	589	-	-	-	-	-	-	-	-	24,917
Bf_Wst	K Tonnes	185	13	1	26	135	-	-	-	-	-	-	-	-	-	360
Wd_Wst	K Tonnes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Waste	K Tonnes	857	10,379	7,675	9,856	7,905	2,067	-	-	-	-	-	-	-	-	38,738
Total Mined	K Tonnes	3,435	22,359	21,195	21,900	19,780	4,134	-	-	-	-	-	-	-	-	92,803
Strip Ratio	K Tonnes	0.33	0.87	0.57	0.82	0.67	1.00	-	-	-	-	-	-	-	-	0.72

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Table 22-2: DeLamar Yearly Material Movement (Mine Physicals)

DeLamar	Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Yr_11	Yr_12	Yr_13	Total
Leach to Plant	K Tonnes	-	-	-	-	330	3,655	5,360	7,449	6,054	892	306	-	-	-	24,047
	g Au/t	-	-	-	-	0.31	0.40	0.40	0.44	0.39	0.34	0.47	-	-	-	0.41
	K Ozs Au	-	-	-	-	3	47	69	104	76	10	5	-	-	-	314
	g Ag/t	-	-	-	-	13.57	17.05	17.61	22.05	26.76	27.22	17.72	-	-	-	21.51
	K Ozs Ag	-	-	-	-	144	2,003	3,035	5,281	5,209	781	175	-	-	-	16,628
Leach to Stockpile	K Tonnes	-	-	-	-	199	7,151	7,295	4,713	3,803	5,697	4,708	-	-	-	33,566
	g Au/t	-	-	-	-	0.15	0.25	0.21	0.20	0.17	0.16	0.19	-	-	-	0.20
	K Ozs Au	-	-	-	-	1	58	50	30	21	30	29	-	-	-	220
	g Ag/t	-	-	-	-	11.22	17.20	14.44	14.78	14.57	12.92	15.88	-	-	-	15.01
	K Ozs Ag	-	-	-	-	72	3,954	3,387	2,239	1,782	2,366	2,404	-	-	-	16,203
Total Leach Mined	K Tonnes	-	-	-	-	529	10,806	12,655	12,162	9,858	6,589	5,014	-	-	-	57,613
	g Au/t	-	-	-	-	0.25	0.30	0.29	0.34	0.31	0.19	0.21	-	-	-	0.29
	K Ozs Au	-	-	-	-	4	106	119	134	97	40	34	-	-	-	534
	g Ag/t	-	-	-	-	12.69	17.15	15.78	19.23	22.06	14.85	15.99	-	-	-	17.72
	K Ozs Ag	-	-	-	-	216	5,957	6,422	7,520	6,991	3,146	2,578	-	-	-	32,830
PAG_WST	K Tonnes	-	-	-	-	110	2,165	3,237	3,667	2,894	812	186	-	-	-	13,072
NAG_Wst	K Tonnes	-	-	-	-	210	1,534	438	253	2,518	242	26	-	-	-	5,221
Bf_Wst	K Tonnes	-	-	-	-	11	1,646	1,969	2,168	495	305	-	-	-	-	6,595
Wd_Wst	K Tonnes	-	-	-	-	-	-	-	-	-	929	652	-	-	-	1,581
Total Waste	K Tonnes	-	-	-	-	331	5,345	5,645	6,088	5,907	2,288	864	-	-	-	26,468
Total Mined	K Tonnes	-	-	-	-	861	16,151	18,300	18,250	15,764	8,877	5,878	-	-	-	84,080
Strip Ratio	W:O	-	-	-	-	0.63	0.49	0.45	0.50	0.60	0.35	0.17	-	-	-	0.46
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Table 22-3: Stockpile Management Yearly Mine Physicals

Stockpiles Mgmt.	Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Yr_11	Yr_12	Yr_13	Total
Added to Stockpile	K Tonnes	54	252	1,251	342	526	1,138	515	374	3,733	5,861	0	-	-	-	14,862
	g Au/t	0.29	0.14	0.20	0.67	0.29	0.26	0.22	0.23	0.25	0.32	0.20	-	-	-	0.25
	K Ozs Au	1	1	8	7	5	9	4	3	30	60	0	-	-	-	117
	g Ag/t	6.84	4.48	4.67	6.05	6.84	17.30	14.65	16.20	10.44	7.85	15.58	-	-	-	15.38
	K Ozs Ag	12	36	188	66	116	633	243	195	1,253	1,479	0	-	-	-	7,351
Removed from Stockpile	K Tonnes	54	187	215	747	572	715	344	662	3,891	5,861	799	-	-	-	17,785
	g Au/t	0.29	0.14	0.44	0.39	0.28	0.14	0.25	0.26	0.26	0.32	0.18	-	-	-	0.24
	K Ozs Au	1	1	3	9	5	3	3	6	33	60	5	-	-	-	137
	g Ag/t	6.84	4.67	7.80	4.77	6.01	5.76	16.95	16.77	10.76	7.85	15.59	-	-	-	11.41
	K Ozs Ag	12	28	54	115	110	133	187	357	1,346	1,479	401	-	-	-	6,526
Stockpile Balance	K Tonnes	(0)	65	1,101	696	650	1,074	1,245	957	799	799	-	-	-	-	17,785
	g Au/t	0.11	0.14	0.15	0.15	0.14	0.26	0.24	0.23	0.18	0.18	-	-	-	-	0.24
	K Ozs Au	(0)	0	5	3	3	9	10	7	5	5	-	-	-	-	137
	g Ag/t	3.52	3.94	4.02	4.21	4.77	17.39	16.38	16.04	15.59	15.59	-	-	-	-	11.41
	K Ozs Ag	(0)	8	142	94	100	600	656	494	401	401	-	-	-	-	6,526

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Table 22-4: Total Project Yearly Mine and Process Physicals

Total Project	Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Yr_11	Yr_12	Yr_13	Total
Leach to Plant	K Tonnes	708	9,007	10,467	9,099	9,790	5,291	5,360	7,449	6,054	892	306	-	-	-	64,425
	g Au/t	0.41	0.45	0.41	0.46	0.42	0.39	0.40	0.44	0.39	0.34	0.47	-	-	-	0.42
	K Ozs Au	9	131	139	135	133	67	69	104	76	10	5	-	-	-	878
	g Ag/t	12.34	12.76	9.23	11.48	12.40	17.47	17.61	22.05	26.76	27.22	17.72	-	-	-	15.35
	K Ozs Ag	281	3,695	3,106	3,358	3,904	2,972	3,035	5,281	5,209	781	175	-	-	-	31,796
Leach to Stockpile	K Tonnes	1,870	2,973	3,053	2,945	2,614	7,582	7,295	4,713	6,237	11,558	4,708	-	-	-	55,547
	g Au/t	0.25	0.14	0.17	0.20	0.17	0.25	0.21	0.20	0.22	0.24	0.19	-	-	-	0.21
	K Ozs Au	15	13	16	19	15	60	50	30	44	90	29	-	-	-	381
	g Ag/t	5.33	4.59	4.36	5.29	6.16	16.65	14.44	14.78	11.84	10.35	15.88	-	-	-	11.49
	K Ozs Ag	321	439	428	501	518	4,058	3,387	2,239	2,375	3,845	2,404	-	-	-	20,514
Total Leach Mined	K Tonnes	2,578	11,980	13,520	12,044	12,404	12,873	12,655	12,162	12,292	12,450	5,014	-	-	-	119,972
	g Au/t	0.29	0.37	0.36	0.40	0.37	0.31	0.29	0.34	0.30	0.25	0.21	-	-	-	0.33
	K Ozs Au	24	144	155	154	148	127	119	134	120	99	34	-	-	-	1,259
	g Ag/t	7.26	10.73	8.13	9.97	11.09	16.98	15.78	19.23	19.19	11.56	15.99	-	-	-	13.56
	K Ozs Ag	602	4,134	3,534	3,860	4,422	7,029	6,422	7,520	7,584	4,626	2,578	-	-	-	52,310
Total Production	K Ozs Au	24	144	151	156	148	121	119	137	121	99	38	-	-	-	1,259
Contained	K Ozs Ag	602	4,127	3,385	3,892	4,398	6,568	6,608	7,494	7,636	4,655	2,945	-	-	-	52,310
Total Production	K Ozs Au	6	101	109	109	97	93	81	89	85	70	41	10	18	-	910
Recovered	K Ozs Ag	65	1,480	1,202	1,345	1,403	1,818	2,038	2,019	2,407	969	1,341	489	816	-	17,392
	K Ozs AuEq	7	119	123	124	114	114	104	112	113	82	57	15	28	-	1,113
PAG_WST	K Tonnes	71	825	2,366	4,184	4,649	3,643	3,237	3,667	2,894	812	186	-	-	-	26,533
NAG_Wst	K Tonnes	602	9,541	5,308	5,646	3,441	2,123	438	253	2,518	242	26	-	-	-	30,137
Bf_Wst	K Tonnes	185	13	1	26	146	1,646	1,969	2,168	495	305	-	-	-	-	6,954

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Total Project	Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Yr_11	Yr_12	Yr_13	Total
Wd_Wst	K Tonnes	-	-	-	-	-	-	-	-	-	929	652	-	-	-	1,581
Total Waste	K Tonnes	857	10,379	7,675	9,856	8,236	7,412	5,645	6,088	5,907	2,288	864	-	-	-	65,206
Total Mined	K Tonnes	3,435	22,359	21,195	21,900	20,640	20,285	18,300	18,250	18,198	14,738	5,878	-	-	-	185,178
Strip Ratio	W:O	0.33	0.87	0.57	0.82	0.66	0.58	0.45	0.50	0.48	0.18	0.17	-	-	-	0.54

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Figure 22-1: Tonnes Mined and OPEX/Tonne Mined

Figure 22-2: Gold Equivalent Production Profile by Area

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Figure 22-3: Gold Equivalent Production Profile by Process Metals (AuEq K oz)

22.4 Economic Analysis

The after-tax cash flow is $1,066.3 million with an after-tax NPV (5%) of $774 million that provides a 46% after-tax IRR and a 1.8-year return on investment. Table 22-5 provides a summary of the economic analysis for the project.

Table 22-5: Economic Analysis Summary

Payable Metals
LOM Gold Payable (koz Au)	910
LOM Silver Payable (koz Ag)	17,392
LOM Gold Equivalent Payable (koz AuEq)	1,113
Avg. Annual Gold Payable (koz Au), Yr 1-10	88
Avg. Annual Silver Payable (koz Ag), Yr 1-10	1,602
Avg. Annual Gold Equivalent Payable (koz AuEq), Yr 1-10	106
Avg. Annual Gold Payable (koz Au), Yr 1-5	102
Avg. Annual Silver Payable (koz Ag), Yr 1-5	1,450
Avg. Annual Gold Equivalent Payable (koz AuEq), Yr 1-5	119
Costs per Tonne
Mining Costs ($/t mined)	$2.55
Mining Costs ($/t processed)	$3.95
Processing Costs ($/t processed)	$5.02
G&A Costs ($/t processed)	$1.54
Total Site Operating Cost ($/t processed)[4]	$10.52
Cash Costs
LOM Cash Cost, net-of-silver by-product ($/oz Au)	$772
LOM Cash Cost, co-product ($/oz AuEq)	$1,179
LOM AISC, net-of-silver by-product ($/oz Au)	$1,142

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LOM AISC, co-product ($/oz AuEq)	$1,480
Capital Expenditure (Incl. Contingency)
Pre-Production Capital, Incl. Contingency ($M)[2]	$347.0
Bonding Cash Collateral ($M)	$3.9
Owners' Cost ($M)	$38.2
Total Initial Capital ($M)	$389.1
Sustaining Capital / Equipment Financing, Incl. Contingency ($M)	$304.9
Reclamation Cost ($M)[3]	$65.5
Salvage Value ($M)	($8.1)
Bonding Cash Collateral Return ($M)	($3.9)
Total Capital ($M)	$747.5
Base Case Metal Price Assumptions
Gold Price ($/oz)	$3,000
Silver Price ($/oz)	$35
Base Case Project Economics
After-Tax IRR (%)	46.0%
After-Tax NPV5% ($M)	$773.7
Payback Period (years)	1.8
Average Annual Net Free Cash Flow ($M) - Yr 1 to Yr 10	$142.8
Total Net Free Cash Flow ($M)	$1,066.3

(1) Gold equivalent calculated using base case metal prices: $3,000/oz Au and $35/oz Ag

(2) Assumes mobile equipment financing

(3) Closure costs include $26.4 M ongoing water treatment reclamation liability

(4) LOM Total Site Operating Cost ($/t processed) for operating Year 1 to Year 10 is $9.92/t

Some economic highlights include:

  Anticipated initial construction period of 12 months

  10-year total life-of-mine production of 1.1 million ounces of gold equivalent

Figure 22-4 shows the annual operating after-tax cash flow. Tax calculations, the after-tax cash flow, and the adjustments to the pre-tax life-of-mine cash flow are shown in Table 22-6.

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Figure 22-4: Annual Operating After-Tax Cash Flow

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Table 22-6: Cash Flow

Item	Unit	LOM	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13

Revenue
Gold Recovered	oz	909,888	6,380	101,414	109,084	108,535	97,355	92,753	80,696	88,585	85,391	70,376	41,427	9,792	18,101	-
Gold Revenue		$2,729,663,400	19,140,600	304,242,900	327,251,400	325,605,000	292,065,600	278,258,100	242,087,400	265,755,000	256,172,400	211,128,000	124,281,000	29,374,500	54,301,500	-
Silver Recovered	oz	17,392,091	64,716	1,479,592	1,202,375	1,345,189	1,402,546	1,817,836	2,037,608	2,019,321	2,406,591	969,473	1,341,468	488,979	816,396	-
Silver Revenue		$608,723,185	2,265,050	51,785,738	42,083,115	47,081,615	49,089,107	63,624,274	71,316,294	70,676,242	84,230,685	33,931,562	46,951,391	17,114,269	28,573,846	-
Au Eq Recovered	oz	202,908	755	17,262	14,028	15,694	16,363	21,208	23,772	23,559	28,077	11,311	15,650	5,705	9,525	-
Total Au Eq Recovered	oz	1,112,795	7,135	118,676	123,112	124,229	113,718	113,961	104,468	112,144	113,468	81,687	57,077	15,496	27,625	-
Total Revenue		$3,338,386,585	21,405,650	356,028,638	369,334,515	372,686,615	341,154,707	341,882,374	313,403,694	336,431,242	340,403,085	245,059,562	171,232,391	46,488,769	82,875,346	-
Refining and Royalties
Gold Refining and Royalties		$56,626,219	324,489	5,236,341	6,787,205	5,285,031	5,471,641	8,112,359	4,888,070	7,021,873	6,253,221	3,527,394	2,156,592	595,818	966,186	-
Silver Refining and Royalties		$20,287,683	64,275	1,521,836	1,425,029	1,374,479	1,515,019	2,590,573	2,247,390	2,628,985	3,122,009	1,059,966	1,389,562	518,794	829,767	-
Total Refining and Royalties		$76,913,902	388,764	6,758,178	8,212,234	6,659,510	6,986,660	10,702,932	7,135,459	9,650,858	9,375,230	4,587,360	3,546,154	1,114,611	1,795,953	-
Net Revenue
Net Revenue		$3,261,472,683	21,016,885	349,270,460	361,122,281	366,027,105	334,168,047	331,179,442	306,268,235	326,780,384	331,027,855	240,472,202	167,686,237	45,374,157	81,079,393	-

OPEX
Mining		$464,124,516	-	47,127,286	45,082,038	50,098,048	47,829,927	55,037,946	52,030,623	49,151,107	51,375,296	47,531,740	18,860,506	-	-	-
Processing		$589,242,150	-	50,759,633	53,569,724	52,790,700	56,586,923	57,958,484	59,138,193	58,933,457	57,336,864	51,459,154	38,179,282	26,445,895	26,083,842	-
G&A		$175,949,996	-	15,332,511	14,959,959	15,303,397	15,579,467	15,890,714	15,882,181	15,948,119	15,978,834	15,865,162	14,716,168	8,818,643	8,782,804	2,892,036
Water Treatment		$5,362,940	-	446,912	446,912	446,912	446,912	446,912	446,912	446,912	446,912	446,912	446,912	446,912	446,912	-
Not Used		$-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Not Used		$-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Not Used		$-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total OPEX		$1,234,679,602	-	113,666,341	114,058,633	118,639,057	120,443,228	129,334,057	127,497,909	124,479,594	125,137,906	115,302,967	72,202,868	35,711,449	35,313,557	2,892,036
Cash Operating Expenses (no Depr)		$1,234,679,602	-	113,666,341	114,058,633	118,639,057	120,443,228	129,334,057	127,497,909	124,479,594	125,137,906	115,302,967	72,202,868	35,711,449	35,313,557	2,892,036

EBITDA		$2,026,793,081	21,016,885	235,604,119	247,063,648	247,388,048	213,724,819	201,845,386	178,770,326	202,300,790	205,889,949	125,169,235	95,483,369	9,662,708	45,765,836	(2,892,036)
Federal Income Tax		$(144,155,333)	-	(7,038,695)	(6,956,931)	(5,045,564)	(6,606,662)	(16,682,168)	(21,079,602)	(24,369,331)	(25,987,637)	(15,075,462)	(11,653,950)	-	(3,659,332)	-
ID State & Mine License Tax		$(68,867,163)	(210,169)	(4,805,136)	(8,336,397)	(9,169,861)	(7,674,024)	(6,620,267)	(5,220,691)	(7,646,871)	(9,103,600)	(5,089,726)	(3,683,065)	(453,742)	(853,615)	-
Net Income (After Tax and Royalties)		$1,813,770,585	20,806,716	223,760,288	231,770,320	233,172,623	199,444,133	178,542,950	152,470,033	170,284,588	170,798,711	105,004,047	80,146,355	9,208,967	41,252,890	(2,892,036)

EBITDA		$2,026,793,081	21,016,885	235,604,119	247,063,648	247,388,048	213,724,819	201,845,386	178,770,326	202,300,790	205,889,949	125,169,235	95,483,369	9,662,708	45,765,836	(2,892,036)

Cash Flow After Tax
Net Income (after tax)		$1,813,770,585	20,806,716	223,760,288	231,770,320	233,172,623	199,444,133	178,542,950	152,470,033	170,284,588	170,798,711	105,004,047	80,146,355	9,208,967	41,252,890	(2,892,036)
Owner's and Working Capital Expense		$38,211,902	38,211,902	-	-	-	-	-	-	-	-	-	-	-	-	-
Mining Capital Expense		$181,723,934	28,966,488	18,647,743	18,383,482	25,034,402	26,711,940	19,459,700	14,482,176	14,121,814	10,813,544	4,496,737	605,906	-	-	-
Process Capital Expense		$464,226,462	312,060,537	10,462,311	7,068,422	38,559,882	37,877,214	39,992,520	5,324,990	8,203,122	4,677,464	-	-	-	-	-
G&A Capital Expense		$5,988,761	5,988,761	-	-	-	-	-	-	-	-	-	-	-	-	-
Bonding Cash Collateral		-	3,905,636	-	-	-	-	-	-	-	-	-	-	-	-	(3,905,636)
Reclamation - Site		39,056,364	-	-	-	-	383,242	826,453	2,694,257	2,673,697	1,071,995	1,404,062	3,426,790	7,106,423	7,614,064	11,855,380
Ongoing Water Treatment Obligation		26,400,000	-	-	-	-	-	-	-	-	-	-	-	-	-	26,400,000
Salvage Value		(8,096,000)	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,096,000)
Total CAPEX		$747,511,422	389,133,325	29,110,054	25,451,904	63,594,283	64,972,396	60,278,673	22,501,424	24,998,634	16,563,004	5,900,799	4,032,696	7,106,423	7,614,064	26,253,743
Net Cash Flow Pre-Tax		$1,279,281,659	(368,116,440)	206,494,064	221,611,744	183,793,765	148,752,422	141,566,713	156,268,902	177,302,156	189,326,945	119,268,436	91,450,673	2,556,285	38,151,772	(29,145,779)
Cumulative Pre Tax Cash Flow		$1,279,281,659	(368,116,440)	(161,622,375)	59,989,369	243,783,134	392,535,556	534,102,269	690,371,171	867,673,327	1,057,000,272	1,176,268,708	1,267,719,381	1,270,275,666	1,308,427,438	1,279,281,659
Net Cash Flow After Tax		$1,066,259,163	(368,326,608)	194,650,234	206,318,417	169,578,340	134,471,737	118,264,277	129,968,609	145,285,954	154,235,708	99,103,248	76,113,659	2,102,543	33,638,826	(29,145,779)
Cumulative After Tax Cash Flow		$1,066,259,163	(368,326,608)	(173,676,375)	32,642,042	202,220,382	336,692,118	454,956,395	584,925,005	730,210,959	884,446,666	983,549,914	1,059,663,573	1,061,766,117	1,095,404,942	1,066,259,163
Net Cash Flow After Tax	$M	1,066	(368)	195	206	170	134	118	130	145	154	99	76	2	34	(29)
Cumulative After Tax Cash Flow	$M	1,066	(368)	(174)	33	202	337	455	585	730	884	984	1,060	1,062	1,095	1,066

Payback Period	Years	1.84	0.00	0.00	1.84	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

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22.5 Sensitivity Analyses

Table 22-7 presents Forte evaluation of the project's economic sensitivity to changes in metal prices based on constant gold to silver ratios.

Table 22-7: Project Sensitivity to Metal Prices

$/oz Au	$/oz Ag	NPV5% ($M)	IRR (%)	Payback (years)
$2,250	$20	$178.3	16%	4.5
$2,500	$25	$391.1	27%	2.8
$2,750	$30	$584.6	37%	2.2
$3,000	$35	$773.7	46%	1.8
$3,250	$40	$961.6	55%	1.6
$3,500	$45	$1,149.0	63%	1.4
$3,750	$50	$1,336.2	72%	1.3
$4,000	$55	$1,523.5	80%	1.2
$4,250	$60	$1,710.3	89%	1.1
$4,500	$65	$1,897.1	97%	1.0

The project's after-tax sensitivity to revenues, capital, and operating costs is shown in Figure 22-5. The sensitivity analyses indicate that the project economics is more sensitive to metal prices than CAPEX or OPEX (Forte Dynamics, 2025b).

Figure 22-5: After-Tax Sensitivity

22.6 Summary Statement

The QP has reviewed these numbers and believes that they are appropriate and representative of the economic potential of the Delamar project.

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23. ADJACENT PROPERTIES

There are no properties with current operations or declared mineral resources adjacent to the property.

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24. OTHER RELEVANT DATA AND INFORMATION

The QP is not aware of any additional relevant data or information.

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25. INTERPRETATION AND CONCLUSIONS

Integra has completed extensive work on the DeLamar project since acquiring it in 2017. Integra has developed the property through several estimations of mineral resources and an estimate of mineral reserves, which-coupled to a diligent geotechnical and metallurgical testing program and several economic studies-has resulted in the feasibility study presented in this technical report superseding the previous report, DeLamar and Florida Mountain Gold-Silver Project dated October 31, 2023. Since the previous technical report, which included the results of a 2022 PFS, the focus has been on optimization, most notably focusing on oxide ore in the mineral reserve and designing two heap leach facilities as opposed to one. These notable changes will improve project permitting and ramp up plans. Work activities were identified early and included for advancing and derisking the project and development timeline. Further definition was also completed on Au and Ag recoveries and associated characterizations of oxide and transitional ores, leading to the selection of the optimal ore crush size, heap leach facility lift heights, and stacking plans. Capital and operating costs were reviewed and updated. The authors offer interpretations and conclusions in the following subsections.

25.1 Geology and Mineral Resources

The authors offer the following interpretations and conclusions about the geology and mineral resources of the DeLamar project:

  Historical stockpile resources have been characterized. Testing confirms the good potential for heap leach cyanidation processing, with recovery estimates similar to those for the in-situ oxide and transitional material types. Historical stockpile resources are included within the mineral resource estimate and mineral reserve.
  The authors have updated the mineral resources and reserves since the previous report 2023 PFS. They constrained the open-pit gold and silver resources at the DeLamar project to lie within economic pit limits and tabulated them using cutoff grades of 0.17 g AuEq/t for oxide and transitional materials at both the DeLamar and Florida Mountain areas, 0.10 g AuEq/t for all stockpile materials, 0.3 g AuEq/t for non-oxide mineralization at the DeLamar area, and 0.2 g AuEq/t for non-oxide materials at Florida Mountain. (The gold and silver Measured and Indicated mineral resources are inclusive of the mineral reserves.)
  Project-wide, Measured and Indicated mineral resources total 245,772,000 tonnes averaging 0.37 g Au/t (2,945,000 ounces of gold) and 18.2 g Ag/t (144,155,000 ounces of silver); Inferred resources total 39,603,000 tonnes at an average grade of 0.31 g Au/t (398,000 ounces of gold) and 11.7 g Ag/t (14,865,000 ounces of silver); Measured and Indicated stockpile resources total 42,913,000 tonnes averaging 0.22 g Au/t (297,000 ounces of gold) and 11.8 g Ag/t (16,259,000 ounces of silver); and Inferred stockpile resources total 4,711,000 tonnes that average 0.17 g Au/t (26,000 ounces of gold) and 10.0 g Ag/t (1,529,000 ounces of silver).

25.2 Mining and Mineral Reserves

The QPs give it as their professional opinions that the mineral resources and mineral reserves presented herein are appropriate for public disclosure and comply with the definitions of mineral resources and mineral reserves established by CIM Definition Standards for Mineral Resources and Reserves (2014). The authors used prices of $2,000/oz Au and $25/oz Ag per ounce to determine the ultimate pit limits for design. They used prices of $3,000/oz Au and $35/oz Ag for the feasibility study's economic evaluation.

Key highlights enabled by the DeLamar project's mineral resources and reserves include:

  A robust mine plan at nominal mining rate 35,000 tonnes per day.
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  Total Proven and Probable mineral reserves for the DeLamar project from all pit phases and historical dumps and stockpiles are 119,972,000 tonnes with average grades of 0.33 g Au/t and 13.56 g Ag/t, for 1,259,000 ounces of gold and 52,305,000 ounces of silver.
  Mining the Florida Mountain deposit occurs first, before transitioning to the DeLamar deposit.
  Total gold production is estimated to be 910,000 ounces, with LOM average heap leach gold recovery of 72.3%. Total silver production is estimated to be 17,392,000 ounces, with an average LOM heap leach silver recovery of 33.2%. The Florida Mountain pit has a strip ratio of 0.47 tonnes of waste per tonne of processed material. The DeLamar area pits have an overall strip ratio of 1.16 tonnes of waste per tonne of processed material.
  An after-tax net present value 5% (NPV5) of $774 million and 46% after-tax internal rate of return using base case metal prices of $3,000 per ounce gold and $35/oz silver.
  An average production for the first five years of 119 thousand ounces AuEq (excluding the preproduction period), with an average LOM production of 106 koz AuEq per year for 10 years at site level cash costs of $1,179/oz AuEq (co-product) and below industry-average all-in sustaining costs (AISC) of $1,480/oz AuEq (co-product).
  A life-of mine strip ratio of 0.54:1.

25.3 Mineral Processing

The authors offer the following interpretations and conclusions about mineral processing:

  Integra's metallurgical testing demonstrates that oxide and transitional mineralization types from both the DeLamar and Florida Mountain deposits extracted by open pit mining methods can be processed by heap-leach cyanidation.
  Florida Mountain ore does not require pretreatment agglomeration-which reduces operational complexity in the early years of the mine life.
  The majority of DeLamar ore does require agglomeration pretreatment prior to leaching.
  The current processing method includes 35,000 tonnes per day of ore crushed to P80 19mm that will be stacked onto a heap leach pad-first onto the Florida Mountain heap leach pad, then transitioning to the DeLamar heap leach pad in year four.
  The pregnant solution will be processed by an on-site Merrill Crowe plant.
  Average LOM recovery of Au at 72.3% and 33.2% for Ag.

This feasibility study demonstrates that the DeLamar project can be an economical project with a robust return on investment. Further opportunities exist to improve the project. Those opportunities are detailed below. They can be investigated in parallel with the initiation of detailed project design. The authors of this feasibility study detected no fatal flaws that would prevent the project from advancing to detailed engineering.

25.4 DeLamar Project Opportunities

During the development of this feasibility study, the authors identified several opportunities that could be considered in detailed design and engineering to enhance or improve the project. The Integra team initiated a structured process to identify where benefits or possible improvements could be made to the project.

25.4.1 Geology and Mineral Resources

Opportunities for geology and mineral resources are generally related to exploration potential and economic opportunities with existing resources. The opportunities include:

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  Notable amounts of sulfide and transition material in the mineral resource that are not in the mineral reserve. Project-wide in the sulfide zone, there are a total of 90,272 Ktonnes of Measured and Indicated mineral resources at a grade of 0.46 g Au/t and 24.9 g Ag/t totaling 1,341 Koz of Au and 72,176 Koz of Ag, and a total of 19,789 Ktonnes of Inferred mineral resources at a grade of 0.37 g Au/t and 15.2 g Ag/t totaling 235 Koz of Au and 9,664 Koz of Ag. Project wide in the transition zone, there are a total of 19,201 Ktonnes of Measured and Indicated resources at a grade of 0.32 g Au/t and 22.6 g Ag/t totaling 198 Koz of Au and 13,923 Koz of Ag, and 6,462 Ktonnes of transitional Inferred resources at a grade of 0.27 g Au/t and 7.8 g Ag/t totaling 57 Koz of Au and 1,628 Koz of Ag.  The authors recommend that Integra continue to study the economic viability of the additional sulfide and transitional material for future inclusion in the mineral reserve.

  In 2022, Integra received approval to proceed with underground development and exploration drilling at Florida Mountain from the BLM. The potential exists to discover unmined high-grade vein-type mineralization, especially at Florida Mountain, where historical underground mining focused on the Trade Dollar-Black Jack vein system, which includes the Alpine vein. Historical records indicate that these veins were mined over a strike length of 1,800 meters and to vertical extents up to 450 meters. The Florida Mountain mineral resources reported herein encompass only the uppermost, lower-grade portions of the Florida Mountain gold-silver vein systems. They do not include any contribution from deeper high-grade veins that may exist. Just as lower-grade mineralization overlies the historical stopes of the Trade Dollar-Black Jack vein system, the current resources include similar low-grade mineralization below which vein structures analogous to the Trade Dollar-Black Jack have only been partially explored. Speaking to the potential for higher-grade mineralization at depth at Florida Mountain, in those areas Integra has more than 100 drill intercepts grading 4 g AuEq/t or higher over widths larger than 1.52 meters.

  At the DeLamar area, historical underground and open-pit mining exploited high-grade veins in the Sommercamp and North DeLamar zones, which includes less than 500 meters of the total three kilometers of strike length of continuous DeLamar area near-surface mineralization. Integra has made high-grade gold-silver intercepts on strike, which supports the potential for discovery of high-grade vein-type mineralization at DeLamar.

25.4.2 Mining and Mineral Reserves

To realize additional opportunities, the authors recommend that Integra conduct the following additional engineering work:

  Update the mine plan with detailed phasing and stockpiling to smooth out the production profile during the transition of mining from Florida Mountain to DeLamar.
  Further study the planned truck haulage of material between Florida Mountain and DeLamar might reveal a more cost-effective way of achieving this task.
  Additional geotechnical data collection and study might result in steeper pit angles that allow for a reduction in waste extraction and a lowering of the strip ratio.

25.4.3 Mineral Processing

The authors put forward the following mineral processing opportunities for consideration:

  Study the potential benefits of installing a MC processing plant at each heap leach location (as opposed to one shared between them both). Two MC plants might result in overall savings by reducing pumping costs and containment requirements-a capex/opex tradeoff.)
  Continue the evaluation of ROM leaching for lower-grade oxide materials, which may reduce opex.
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  Continue evaluating the higher-grade oxide and transitional materials for processing by grind-leach and flotation with concentrate regrind and leach to determine if any of these materials could economically benefit from milling (particularly silver).
  Further optimization of the geo-metallurgical model during detailed engineering to improve recoveries through optimal ore routing.
  Perform monthly column testing during operations to verify agglomeration rates and recovery estimates
  Consider the effects of ore blending to reduce agglomeration.
  Pilot plant testing of the roll crushers may reduce opex.

25.4.4 Project Infrastructure

The authors recommend studying the following project infrastructure opportunities:

  As energy markets change, conduct a trade-off study of the benefits of line power versus on site power generation.
  An early works list has been prepared for infrastructure that could be advanced ahead of the schedule presented in this feasibility study. Advancing work items would not only de-risk the execution schedule, but would also reduce costs by increasing construction efficiency.

25.5 DeLamar Project Risks

The authors have completed the evaluation and determined work is sufficient for this feasibility study. The authors recommend that Integra continues with their structured risk management analysis process to identify risks early and implement mitigation plans to reduce risks and their associated impacts. The authors provide the following risks to be considered by area:

25.5.1 Geology and Mineral Resources

The authors believe that the most significant geological and mineral resource risks are associated with:

  The modeling of the oxidation zones. Modeling of the oxidation zones is based on available data, which includes chemical analyses paired with geologic logging. The dominant input data to the oxidation model is the geological logging, but as discussed in Section 14, the visual logging of oxidation zones does not perfectly agree with the analytical data. Therefore, the potential for error in the oxidation model exists-which has metallurgical implications.

  The prevalence of clay alteration is reasonably modeled and understood by Integra. However, if clay alteration proves to have significant impacts on processing methodologies and costs, the existing clay models may lack the degree and spatial precision required to inform good operational scale metallurgical performance.

25.5.2 Mining and Mineral Reserves

The authors believe that the most significant mining and mineral reserves risks are associated with:

  Variations in the locations of oxide and transitional ore boundaries, which will impact the dilution and metal recovery. Integra has committed to further develop the geological and metallurgical models through additional drilling and testing to facilitate well-planned ore control.
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  Further classification of the acid-generating potential of the various material types. The potential exists that the current assumptions for lime dosing requirements in the heaps and during management of the development rock will not prove adequate, which will increase costs.

25.5.3 Mineral Processing

The authors believe that the most significant risks associated with mineral processing are:

  Variations to metal recoveries caused by additional data collection and consequent advancement of the metallurgical model.

  High clay content, which may adversely impact projected heap leach recoveries. Some agglomeration is planned for DeLamar. To address the potential challenges posed by high clay content in other project areas, in detailed engineering Integra plans further characterization testing of the high clay materials so that potential challenges can be dealt with by well-planned ore control and metallurgical processing.

25.5.4 Project Infrastructure

The authors believe that the following infrastructure risks should be considered:

25.5.4.1 Site Water Balance

Recent hydrogeologic investigations and modeling by Brown and Caldwell (2023) and Arcadis (2024) demonstrate an understanding of site hydrogeology from which the operational water balance was generated to estimate the project's industrial water requirements. As the project's hydrogeological study work advances, the underlying assumptions for the water balance may change, which would require changes to the project's water management system.

25.5.4.2 Heap Stability

There is always a risk of heap failure in heap leach operations. Integra has mitigated the likelihood of a heap leap failure by using best engineering practices and reducing the heap size by building two heap facilities. Ore control and heap management practices-which include the site operational, maintenance, and surveillance plan-further reduce the likelihood of heap failure. Additional heap leach stability analyses should be performed with any updates to testing, and they should be ongoing during operations.

25.5.5 Permitting

Integra's overall strategy for permitting prioritizes the existing proactive regulatory/governmental affairs program and an environmental baseline program and associated agency reviews that have now been completed. In 2025, the BLM ruled that Integra's Mine Plan of Operations (MPO) was administratively complete. The environmental effect analysis conducted under NEPA is scheduled to begin in 2026. Integra is mitigating permitting risks with their proactive management strategy.

Although Integra has achieved key permitting milestones, the risk exists that advancing studies could result in findings that cause project delays or cost increases.

25.5.6 Climate Change

Climate change driven risks to the DeLamar project are broadly common to other mining operations in the United States intermountain West. Those risks include:

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  Direct operational impacts associated with changes to site hydrology, water supply, temperature, and meteoric conditions
  Increased likelihood and impact of wildfires, regional infrastructure and supply chain disruptions, and potential carbon taxation policies
  Climate models predict increased winter precipitation and decreased summer precipitation, which will reduce soil moisture across the region
  Enhanced seasonality and more frequent rain-on-snow events will increase the amount of snowmelt runoff

Studies released by the U.S. Global Change Research Program in May 2015 presented the predicted effects of climate change and associated extreme weather events across North America in high- and low-emissions scenarios. The studies relied heavily on data culled from the Intergovernmental Panel on Climate Change and used representative concentration pathways to capture a range of plausible emission futures. The results, especially in the high-emissions scenarios, predict significant changes to temperature, timing of precipitation, and seasonal runoff events in southwestern Idaho. According to the studies, average annual temperatures in southwestern Idaho are projected to increase two to six degrees Fahrenheit by mid-century. Hotter summer months will increase the number of days with elevated heat index values. The studies predict increased wildfire hazards across the western U.S. due to elevated fuel loads (a consequence of historical fire suppression), increased fuel aridity, decreased forestry management, and a lengthened wildfire season. Wildfire risk to the DeLamar project includes direct risks to project infrastructure from rangeland fires and indirect risks that include limiting access to site and worker safety/productivity issues.

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26. RECOMMENDATIONS

Based on the results of this feasibility study, the authors conclude that the DeLamar Project can proceed forward into detailed engineering. The positive results and conclusions of this FS support advancing the DeLamar project to the next phase. As the project advances during detailed engineering, the authors make the recommendations detailed below.

26.1 Geology and Mineral Resources

The authors make the following recommendations about geology and mineral resources:

  Integra should emphasize the reconciliation of recoveries to the modeled oxidation zones as a part of their overall reconciliation program. Chemical analyses of blast holes should be reconciled to the model. Logged geology and mineralogy and the geochemical analyses should be used to refine the operational models for the different zones.
  Integra should strive to continuously improve their geologic understanding and modeling of the deposits' clay alteration zones, paying special attention to their impact on operational processing circuits.

26.1.1 Exploration

As highlighted among the opportunities presented in Section 25.4, additional resource potential exists beneath the current open pits and adjacent areas. To increase value and mineral resources of the DeLamar project, Integra should continue exploration drilling.

26.2 Mining and Mineral Reserves

The authors recommend that Integra undertake the following mining and mineral reserve activities:

  Conduct additional mine planning and design work to further optimize mine phasing, haulage patterns, production profile smoothing, and material movement efficiency.
  Optimize the transition from Florida Mountain mining to DeLamar mining, which may present opportunities to share, reduce, or replace elements of the existing truck-haulage fleet.
  Evaluate in-pit backfilling opportunities into mine design and sequencing studies. In-pit placement of development rock may reduce overall haul distances, improve haulage efficiency, lower operating costs, and provide reclamation and closure benefits.
  Incorporate updated geochemical information into their geological model, especially about the distribution and characteristics of clay-bearing materials.
  Conduct additional drilling that aims to expand the amount of economically viable mineralization within the DeLamar project area.
  Continue evaluating processing alternatives for DeLamar non-oxide materials to assess their future mining potential.
  Further develop the geo-metallurgical model to optimize ore routing strategies.

26.3 Mineral Processing

The authors deem the supporting data appropriate for this level of study. To optimize mineral processing at the DeLamar project, they recommend that Integra conduct the following work items:

  Additional drilling to obtain samples all ore types for studies on crushing analysis, particle size distribution, and additional metallurgical characterization of transitional ore.
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  Additional drilling to obtain samples for geotechnical and process testing to support detailed engineering of the existing stockpiles.
  Column leach testing with longer leach cycles at the P80 19mm crush size to verify recovery for each area.
  Agglomeration test work on the fines from the secondary enhanced crushed material to further advance the design of heap lift heights and application rates. Testing of DeLamar ore should include further analysis on cement addition rates and variability, cure time, consistency of the agglomerates after recombining with larger size fraction and multiple drop points. Confirmation column tests and compacted permeability will verify operational parameters.
  Ore shear strength testing to determine lift height, stacking height, and stability of the heap leach pad as a function of time.
  Obtain samples from Sommercamp and Ohio transitional ores for metallurgical testing.
  Update the geological and metallurgical model with drilling and testing results.
  Evaluate the blending of coarser ore with finer grained ore to reduce agglomeration and opex.
  Pilot verification testing on the crushing system, especially for the roll crushers. The authors recommend a pilot scale program to provide detail around roll replacement and opex.

26.4 Project Infrastructure

The authors provide the following recommendations about project infrastructure:

  Integra should secure power supply upgrades with Idaho Power.
  To support detailed engineering, Integra should conduct additional geotechnical drilling in heap leach pad areas.
  To maintain infrastructure throughout mine life, Integra should conduct regular maintenance and assessments and replace or repair infrastructure as it ages.
  To reduce the uncertainty associated with climate variability for operational water supply, Integra should continue to pursue alternate water sources.

26.4.1 Water Balance

As work continues with the ongoing hydrogeology and hydrology characterizations, the authors recommend that Integra updates the site water balance and the climate variability sensitivities.

26.5 Environmental, Permitting, and Social Considerations

DeLamar project permitting is well underway. The authors have not identified any constraints that would prohibit the development of the mine plan proposed in this feasibility study. They offer the following recommendations about environmental, permitting, and social considerations:

  Integra continues to mitigate potential risks and objections through engineering and agency collaboration. Integra has incorporated specific standard operating procedures and best management practices into their exploration plans. Integra plans to continue and enhance these programs during full-scale mining operations. Integra's permitting risk management strategy has a three-pronged approach which Integra personnel have applied successfully on other projects.

1. Integra's development program highlights the adequacy of their environmental baseline studies and the BLM's MPO completeness determination.

2. Integra has established collaboration with key environmental organizations, tribal governments, local communities, and applicable federal and state regulatory agencies and conducted multiple meetings, site visits, and project previews with these groups to explain how project design changes have focused on reducing environmental impacts.

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3. Integra has a "litigation avoidance initiative" which will be used as needed based on feedback from the second step. This proactive initiative involves operational monitoring, reclamation planning, employment and business opportunities, third-party environmental audits, and other considerations that incorporates input from consulted stakeholders to demonstrate shared values.

26.6 Recommended Work Program

Work performed in this feasibility study concludes that the project can proceed forward into detailed engineering and permitting in parallel with the additional work program. Table 26-1 presents the estimated costs and associated schedule for the recommended work program outlined above. The costs are considered order of magnitude and are appropriate for feasibility study level planning. The estimated drilling costs are all-inclusive-they include contractor costs, Integra's labor, drilling costs, access, drill-pad construction, assaying, etc. In the authors' professional opinions, the DeLamar project remains a project of merit that warrants the proposed program and associated level of expenditure. The recommended work program is considered sufficient to reduce key technical risks to an acceptable level through detailed engineering, construction, and operational readiness.

Table 26-1: Integra Cost Estimate for the Recommended Work Program

Item	Estimated Cost US$	Timeframe
Metallurgical, Geotechnical, & Exploration Drilling (2,400 meters)	$1,440,000	0-1 yr
Stockpile Drilling (1,000 meters)	$500,000	0-1 yr
Metallurgical Test work	$1,000,000	0-1 yr
Engineering, Design	$3,500,000	0-2 yrs
Permitting	$2,200,000	0-3 yrs
Total	$8,640,000

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27. REFERENCES

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Arcadis U.S., Inc. 2024. 2023 Hydrologic Field Investigation Report.  Technical memorandum prepared for DeLamar Mining Company.

Armstrong, R. L. 1975. "The Geochronometry of Idaho." Bulletin of Isotropic Geochronology, no. 14: 1-50.

Aseto, C. O. 2012. "Geology, Geochemistry, and Geochronology of Low-Sulfidation Epithermal Au-Ag Ores on War Eagle Mountain, Silver City District, Idaho." M.S. thesis, Auburn University.

Asher, R. R. 1968. Geology and Mineral Resources of a Portion of the Silver City Region, Owyhee County, Idaho. Idaho Bureau of Mines and Geology Pamphlet 138.

Barrett, R. A. 1985. "The Geology, Mineralization, and Geochemistry of the Milestone Hot-Spring Silver-Gold Deposit Near the Delamar Silver-Gold Mine, Owyhee County, Idaho." M.Sc. thesis, University of Idaho.

Bennett, E. H. and J. Galbraith. 1975. Reconnaissance Geology and Geochemistry of the Silver City-South Mountain Region, Owyhee County, Idaho. Idaho Bureau of Mines and Geology Pamphlet 162.

Bergendahl, M. H. 1964. "Gold, in Mineral and Water Resources of Idaho." Idaho Bureau of Mines and Geology Special Report No. 1: 93-101.

Bond. 2020. Summary of Integra Resources DeLamar Concentrate Testing Program. Inter-Office Memo prepared for Hector Casapia, Jerritt Canyon Gold LLC.

Bonnichsen, B. 1983. Epithermal Gold and Silver Deposits Silver City-De Lamar district, Idaho. Idaho Geological Survey Technical Report 83-4.

Bonnichsen, B. and M. M. Godchaux. 2006. Geologic Map of the Murphy 30 x 60 Degree Quadrangle, Ada, Canyon, Elmore, and Owyhee Counties, Idaho, 1:100,000 scale. Idaho Geological Survey DWM-80.

Bonnichsen, B., W. B. Strowd, and M. Beebe. n.d. Epithermal Gold and Silver Deposits, Silver City-De Lamar District, Idaho. Report from Idaho Department of Lands, Bureau of Mines and Geology.

Botz, M. M. and J. O. Marsden. 2019. "Heap Leach Production Modeling: A Spreadsheet-Based Approach." Journal of Mining, Metallurgy & Exploration 36, no. 6: 1041-1052.

Brown and Caldwell. 2023. Surface Water Baseline Plan of Study. Report prepared for DeLamar Mining Company.

BV Minerals. 2020. Mineralogical Assessment of the Five Composites. Report prepared for McClelland Laboratories. Proposal No. PME1908311.

Cupp, B. L. 1989. Mineralization and Volcanism at the DeLamar Silver Mine, Owyhee County, Idaho. M.Sc. thesis, Miami University.

DeLong, R. 2017. Untitled project communication document containing text for Section 4.4. Received via email on September 25.

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_____, 2019. Untitled project communication document containing text for Section 4.4. Received via email on July 17.

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_____. 2022b. Untitled project communication document containing text for Section 20. Received via email on February 25.

Earth Resources Company. 1974. Feasibility Study, DeLamar Project, Owyhee County, Idaho, Volume II, Geology and Ore Reserves.

Ekren, E. B., D. H. McIntyre, E. H. Bennett, and H. E. Malde. 1981. Geologic Map of Owyhee County, Idaho, West of Longitude 116°W, 1:125,000 scale. U.S. Geological Survey Map1-1256.

Ekren, E .B., D. H. McIntyre, E. H. Bennett, and R. F. Marvin. 1982. "Cenozoic Stratigraphy of Western Owyhee County, Idaho." In Cenozoic Geology of Idaho, edited by Bonnichsen, B. and R. M. Breckenridge. Idaho Bureau of Mines and Geology Bulletin 26.

Ekren, E .B., D. H. McIntyre, and E. H. Bennett. 1984. High-temperature, Large-Volume, Lavalike Ash-Flow Tuffs Without Calderas in Southwestern Idaho. U.S. Geological Survey Professional Paper 1272.

Elkin, D. C. 1993. Kinross Gold U.S.A. Inc. DeLamar Gold and Silver Mine Owyhee County, Idaho Ore Reserves as of December 31, 1992. Report prepared for Kinross Gold Corporation by Mine Reserves Associates, Inc.

Enter. 2021. Mineralogical and Textural Characterisation of Ore Samples from the DeLamar and Florida Mountain Deposit. Report prepared for Integra Resources Corp. by Vidence, Project References VL-20017, VL-21072, VL-210092, VL-21106.

Forte Analytical. 2024a. Report on DeLamar Metallurgical Testing-Progress Report #5. Report prepared by Forte Analytical, LLC for Integra Resources Corporation.

_____. 2024b. Report on DeLamar Geotechnical Testing-DeLamar Geotechnical Test Results. Report prepared by Forte Analytical, LLC for Integra Resources Corporation.

Forte Dynamics. 2025a. Integra Resources-DeLamar Mine Feasibility Study Proposed Water Treatment Plant. Report prepared for Integra Resources Corporation.

_____. 2025b. DeLamar Feasibility Study Financial Model Sensitivity Analysis. Memorandum Prepared for Integra Resources Corporation.

_____. 2025c. Site-Wide Water Balance for the DeLamar Mine Project, Mine Plan of Operations. Memorandum for Integra Resources Corporation.

_____. 2025d. DeLamar Climate Analysis. Memorandum for Integra Resources Corporation.

_____. 2025e. Technical Memorandum Summarizing DeLamar Recovery Parameters. Memorandum for Integra Resources Corporation.

Geldart. 2020. An Investigation of Albion Process Atmospheric Oxidation of Two Concentrate Samples. Report prepared for McClelland Laboratories by SGS Canada Inc., Project 17955-01.

Gierzycki, G. A. 2004a. Exploration Potential of the DeLamar Mine Property, Owyhee County, Idaho. Report prepared for Kinross Gold Corporation.

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_____. 2004b. Deep Gold-Silver Potential of the DeLamar Mine Property, Owyhee County, Idaho. Report prepared for Kinross Gold Corporation.

Golder Associates Inc. 1989. Geotechnical Services, Florida Mountain Project, 883-1507. Report prepared for Resource Associates of Alaska, Inc. by Golder Associates Inc., Seattle, WA.

Gray, J. N., R. B. Singh, W. J. Pennstrom, Jr., K. W. Kunkel, and I. R. Cunningham-Dunlop. 2016. Technical Report and Updated Mineral Resource Estimate for the Castle Mountain Project, San Bernardino County California, USA. NI 43-101 report prepared for Newcastle Gold Ltd..

Gustin, M. M., and S. I. Weiss. 2017. Technical Report and Resource Estimate, DeLamar Gold-Silver Project, Owyhee County, Idaho, USA. NI 43-101 report prepared for Integra Resources Corporation.

_____. 2018. Technical Report and Resource Estimate for the DeLamar and Florida Mountain Gold-Silver Project, Owyhee County, Idaho, USA. NI 43-101 report prepared for Integra Resources Corporation.

Gustin M. M., S. I. Weiss, and J. S. McPartland. 2019a. Technical Report and Updated Resource Estimates for the DeLamar and Florida Mountain Gold-Silver Project, Owyhee County, Idaho, USA. NI 43-101 report prepared for Integra Resources Corporation.

Gustin M. M., S. I. Weiss, T. D. Dyer, J. S. McPartland, J. L. Woods, and J. D. Welsh. 2019b. Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold-Silver Project, Owyhee County, Idaho, USA. NI 43-101 report prepared for Integra Resources Corporation.

Halsor, S. P. 1983. A Volcanic Dome Complex and Genetically Associated Hydrothermal System, DeLamar Silver Mine, Owyhee County, Idaho. M.Sc. thesis, Michigan Technological University.

Halsor, S. P., T. J. Bornhorst, M. Beebe, K. Richardson, and W. Strowd. 1988. "Geology of the DeLamar Silver Mine, Idaho-A Volcanic Dome Complex and Associated Hydrothermal System." Economic Geology 83: 1159-1169.

Hampton, P. 1988. Final Report on Phase-1 Florida Mt. Metallurgy: Internal report prepared for NERCO Minerals.

Hedenquist, J. W. 2018. Observations on Gold-Silver Deposits of the DeLamar District, Idaho, and District Potential Beneath Near-Paleosurface Outcrops. Report prepared for Integra Resources Corporation.

Hill. 2019. 2019-SP-002 DeLamar Roast Data Summary. Internal memorandum prepared for M. McGlynn of Newmont.

Jordan, T. 2019. Sampling Narrative. Internal memorandum prepared for DeLamar Mining Company.

Kappes, Cassiday & Associates. 2021. HPGR Preparation for MLI Project 4471. Memorandum prepared for McClelland Laboratories, Project No. 8839C/Report I.D. KCA0210022_MCC11_01.

Kilborn Engineering BC. 1988. Nerco Delamar Co. "Floridan" Mountain Project - Review of Metallurgical Testwork. Report prepared for NERCO Minerals.

LaFronz et al. 1989. Heap Leach Facility Conceptual Design Development Report. Report prepared for Nerco Minerals by Sergent Hauskins Beckwith Consulting Engineers.

Lindberg, P. A. 1985. Geological Appraisal of the Florida Mountain Gold-Silver District, Idaho. Report prepared for NERCO Minerals Company.

FORTE DYNAMICS, LLC	P a g e | 319	Integra Resources Corp.

Lindgren, W. 1900. "The Gold and Silver Veins of the Silver City, De Lamar, and Other Mining Districts in Idaho." U.S. Geological Survey 20th Annual Report, part 3: 65-256.

Lindgren, W. and N. F. Drake. 1904. "Description of the Silver City Quadrangle." Geologic Atlas of the United States, Silver City Folio. U.S. Geological Survey.

Marsden, J. O. and M. M .Botz. 2017. "Heap Leach Modeling - A Review of Approaches to Metal Production Forecasting." Minerals & Metallurgical Processing 34, no. 2: 53-64.

Mason, M. S., J. A. Saunders, C. Aseto, W. E. Hames, and M. E. Brueseke. 2015. "Epithermal Au-Ag Ores of War Eagle and Florida Mountains, Silver City District, Owyhee County, Idaho." in Proceedings of the Geological Society of Nevada Symposium, New Concepts and Discoveries, edited by Pennell, W. M. and L. J. Garside. Reno: 1067-1078.

McClelland. 2024a. Report on Heap Leach Cyanide Testing-DeLamar Drill Core Composites. Report prepared by McClelland Laboratories, Inc. for Integra Resources Corporation. MLI Job No. 4846.

_____. 2024b. Report on Heap Leach Amenability and Ore Variability Testing-DeLamar and Florida Mountain Dump and Backfill Material. Report prepared by McClelland Laboratories, Inc. for Integra Resources Corporation. MLI Job No. 4876.

McPartland, J. S. 2019a. Summary Update Report on Metallurgical Testing - DeLamar 2018/2019 Samples report prepared by McClelland Laboratories Inc. for Integra Resources Corporation. MLI Job No. 4307.

_____. 2019b. Summary Update Report on Metallurgical Testing - Florida Mountain 2018/2019 Samples. Report prepared by McClelland Laboratories Inc. for Integra Resources Corporation. MLI Job No. 4307.

_____. 2019c. DeLamar Metallurgy Update. Memo prepared by McClelland Laboratories Inc. for Integra Resources Corporation. MLI Job No. 4307.

_____. 2020a. Memorandum on Metallurgical Testing - DeLamar Samples. Report prepared by McClelland Laboratories Inc. for Integra Resources Corporation. MLI Project No. 430720.

_____. 2020b. Report on Heap Leach Cyanidation Testing on DeLamar Oxide and Transitional Material Type Samples. Report prepared by McClelland Laboratories Inc. for Integra Resources Corporation. MLI Project No. 4307.

_____. 2020c. Report on Heap Leach Variability (Bottle Roll) Tests - Florida Mountain Deposit.  Report prepared by McClelland Laboratories Inc. for Integra Resources Corp. MLI Project No. 4471.

_____. 2021a. Report on Heap Leach Testing - Florida Mountain Deposit. Report prepared by McClelland Laboratories Inc. for Integra Resources Corporation. MLI Project No. 4471.

_____. 2021b. Summary Report on Mill Testing - Florida Mountain Non-Oxide
Composites. Report prepared by McClelland Laboratories Inc. for Integra Resources Corporation. MLI Project No. 4471.

_____. 2021c. Interim Report on Heap Leach Cyanidation Testing - DeLamar Oxide and Mixed Drill Core Composites. Report prepared by McClelland Laboratories Inc. for Integra Resources Corporation. MLI Job No. 4522.

_____. 2021d. Report on Mill Testing - DeLamar Non-Oxide Drill Hole Composites. Report prepared by McClelland Laboratories Inc. for Integra Resources Corporation. MLI Job No. 4522.

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_____. 2022. Summary Report - DeLamar and Florida Mountain PEA and PFS Metallurgical Testing. Report prepared by McClelland Laboratories Inc. for Integra Resources Corporation. MLI Job Nos. 4307, 4471, and 4522.

_____. 2023. Summary Report on Flotation Testing Program - DeLamar Variability and Optimization Composites. Report prepared by McClelland Laboratories Inc. for Integra Resources Corporation. MLI Job No. 4750.

Mine Development Associates, a Division of RESPEC. 2023. Technical Report and Preliminary Feasibility Study for the Delamar and Florida Mountain Gold-Silver Project, Owyhee County, Idaho, USA. NI 43-101 Technical Report prepared for Integra Resources Corporation.

Mining Tax Plan, LLC. 2026. U.S. Federal, State, and Local Income Mining Tax and Idaho Mining License Taxes. Report prepared by Mining Tax Plan LLC for DeLamar Mining Company.

Miyoshi, T. K. 1974. Preliminary Metallurgical Testing on the North DeLamar Ore. Report prepared by Hazen Research Inc. for Earth Resources Company. HRI Project 1466.

Miyoshi, T. K., and R. H. Light. 1974. Metallurgical Testing of a Composite Sample of North DeLamar Ore. Report prepared by Hazen Research Inc. for Earth Resources Company. HRI Project 1520.

Miyoshi, T. K., S. Zaman, and W. H. Yarroll. 1971. Metallurgical and Economic Studies of a Silver Ore for Earth Resource Company. Report prepared by Hazen Research Inc. for Earth Resources Company. HRI Project No 979.

Mosser, K. L. 1992. Mineralogy, Paragenesis, and Fluid Inclusion Relationships of the Hydrothermal Ore Deposits at Florida Mountain, Carson Mining District, Owyhee County, Idaho. M.Sc. thesis, University of Arizona.

NERCO DeLamar Company. 1987. Rock Mechanics and Pit Slope Stability Study for the Glen Silver Pit, DeLamar Silver Mine, DeLamar, Idaho. Report prepared by NERCO DeLamar Company, Portland, OR.

Pancoast, L. 1990. 1989 South Wahl geologic model. Report prepared by NERCO Exploration Company.

Panze, A. J. 1971. Geology and Ore Deposits of the Silver City - De Larmar - Flint Creek Region, Owyhee County, Idaho. Ph.D. thesis, Colorado School of Mines.

_____. 1972. K-Ar Ages of Plutonism, Volcanism and Mineralization, Silver City Region, Owyhee County, Idaho. Bulletin of Isotropic Geochronology, no. 4:1-4.

_____. 1975. Geology and Ore Deposits of the Silver City - DeLamar - Flint Region, Owyhee County, Idaho. Idaho Bureau of Mines and Geology Pamphlet 161.

Perry, J. K. 1971. Mineralogy of Silver-Bearing Drill Core from De Lamar, Idaho. Report prepared by Hazen Research Inc. for Earth Resources Company. HRI Project No. 979.

Piper, A. M. and F. B. Laney. 1926. Geology and Metalliferous Resources of the Region About Silver City, Idaho. Idaho Bureau of Mines and Geology Bulletin 11.

Pocock Industrial, Inc. 2021. Flocculant Screening, Gravity Sedimentation, Pulp Rheology, Vacuum Filtration and Pressure Filtration Studies. Report prepared for McClelland Laboratories. Project No. MLI 4471.

FORTE DYNAMICS, LLC	P a g e | 321	Integra Resources Corp.

Porterfield, B. 1992. Underground Reserve Potential at the DeLamar Mine. Internal report prepared for NERCO Minerals Company.

Porterfield, B. and K. Moss. 1988. Geology and Mineralization of Florida Mountain. Internal report for NERCO Minerals Company.

Raffaldi, M., B. D. Haugen, and J. R. Nopola. 2021. Geotechnical Prefeasibility Report: DeLamar/Florida Mountain Project, Idaho, United States Topical Report RSI-3115. Report prepared for Integra Resources Corporation.

Rak, P., D. R. Shaw, and R. Schmidt. 1989. Sullivan Gulch Gold Silver Ore - Metallurgical Studies. Report prepared by Hazen Research Inc. for NERCO Minerals.

Richardson, K. 1985. Fire AA Adjustment Factors Used to Generate Final Silver Values in Computer Data Base. Internal NERCO memorandum.

Rodgers, B. 1980. DeLamar Silver Mine, Owyhee County, Idaho. Report prepared for Earth Resources Co.

Sillitoe, R.H. 2018. Comment on Geology and Exploration of the DeLamar Epithermal Gold-Silver District, Idaho. Report prepared for Integra Resources Corporation.

Sillitoe, R. H. and J. W. Hedenquist. 2003. "Linkages Between Volcanotectonic Settings, Ore-Fluid Compositions, and Epithermal Precious Metal Deposits." Society of Economic Geologists Special Publication 10: 315-343.

Scanlan, Terry. 2023. DeLamar Mine Water Rights. Memorandum prepared for the DeLamar Mining Company by HDR, Inc.

SRK Consulting (U.S.), Inc. 2024. Water Quality Predictions for the DeLamar Project, Idaho. Report prepared by SRK Consulting for DeLamar Mining Company.

SRK Consulting (U.S.), Inc. 2025. Baseline Geochemical Characterization Report. Report prepared by SRK Consulting for DeLamar Mining Company.

Statter, D. J. 1989. Progress Report #8 on Florida Mountain Metallurgy. Internal NERCO company report, 2 volumes.

Taubeneck, W. H. 1971. "Idaho Batholith and its Southern Extension." Geological Society of America Bulletin 82: 1899-1928.

Thomason, R. E. 1983. Volcanic Stratigraphy and Epithermal Mineralization of the DeLamar Silver Mine, Owyhee County, Idaho. M.Sc. thesis, Oregon State University.

Wells, W. W, 1963. Gold Camps and Silver Cities. Idaho Bureau of Mines and Geology Bulletin 22.

Wickens, 2020. Summary Report on Metallurgical Test Results on Drill Hole and Bulk Samples from the DeLamar Project. Report prepared by McClelland Laboratories Inc. for Integra Resources Corporation. MLI Job No. 4307.

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28. DATE AND SIGNATURE PAGE

NI 43-101 Feasibility Study and Technical Report, DeLamar Project, Owyhee County, Idaho

Prepared for: Integra Resources Corp.

Report Effective Date: December 8, 2025

Report Issue Date: February 2, 2026

Prepared by Qualified Persons:

QP	Signature	Date
Barry Carlson, P.E., P.Eng., SME-RM	/ s / Barry Carlson	February 2, 2026
Deepak Malhotra, Ph.D., SME-RM	/ s / Deepak Malhotra	February 2, 2026
Jeffrey Bickel, CPG	/ s / Jeffrey Bickel	February 2, 2026
Sterling (Keith) Watson, P.Eng.	/ s / Sterling K. Watson	February 2, 2026
Jay Nopola, P.E., P.Eng., CPG	/ s / Jay Nopola	February 2, 2026

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29. CERTIFICATES OF QUALIFIED PERSONS

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CERTIFICATE OF QUALIFIED PERSON

Barry Carlson, P.E., P.Eng., SME-RM

Principal Engineer - Forte Dynamics, LLC

120 Commerce Drive, Unit 3

Fort Collins, Colorado 80524

Email: bcarlson@fortedynamics.com

This certificate applies to the report entitled: "Feasibility Study and Technical Report on the DeLamar Project, Owyhee County, Idaho, USA" (the "Technical Report"), dated February 2, 2026 with an effective date December 8, 2025.

I, Barry Carlson, do hereby certify that:

1) I am a Principal Engineer for Forte Dynamics, LLC, with a business address of 120 Commerce Drive, Unit 3, Fort Collins, Colorado 80524.

2) I graduated with a degree in Agricultural Engineering, Bachelor of Science in 1988 from Colorado State University in Fort Collins, Colorado. In addition, I completed course work for Mineral and Metallurgical Processing from 2013-2014 at Montana Tech and the Colorado School of Mines in Golden, Colorado.

3) My relevant experience includes working as a metallurgist for 37+ years since my graduation with specific expertise in mineral processing, metallurgical testing, and recovery methods. I am a Registered Member of the Society of Mining Engineers.

4) I have read the definition of "qualified person" set out in National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" within the meaning of NI 43-101.

5) I personally inspected the property that is a subject of the Technical Report from August 12-13, 2025.

6) I am the qualified person responsible for Sections 1.1, 1.14.5, 1.15, 2, 3, 4, 5, 13.1-2, 13.6-7, 17.3.3, 19, 23, 24, 26.6, and 27.

7) I am independent of the issuer, Integra Resources Corp., according to Section 1.5 of NI 43-101.

8) I have had no prior involvement with the property that is the subject of the Technical Report.

9) I have read NI 43-101, Form 43-101F1-Technical Report, 43-101 CP and the Technical Report, and confirm that the sections of the Technical Report which I am responsible for have been prepared in compliance with NI 43-101.

10) As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of February 2026.

/ s / Barry Carlson
_____________________________________________________________
Barry Carlson, P.E., P.Eng., SME-RM

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CERTIFICATE OF QUALIFIED PERSON

Deepak Malhotra, Ph.D., SME-RM

Principal Metallurgist - Forte Dynamics, LLC

12600 West Colfax Avenue, Suite A-540

Lakewood, Colorado 80215

Email: dmalhotra@fortedynamics.com

This certificate applies to the report entitled: "Feasibility Study and Technical Report on the DeLamar Project, Owyhee County, Idaho, USA" (the "Technical Report"), dated February 2, 2026 with an effective date December 8, 2025.

I, Deepak Malhotra, do hereby certify that:

1) I am a Principal Metallurgist for Forte Dynamics, LLC, with a business address of 12600 West Colfax Avenue, Suite A-540, Lakewood, Colorado 80215.

2) I graduated with a degree in Metallurgical Engineering, Master of Science in 1973 from the Colorado School of Mines in Golden, Colorado. In addition, I graduated with a degree in Mineral Economics, Ph.D. in 1978 from the Colorado School of Mines in Golden, Colorado.

3) My relevant experience includes working as a metallurgist and mineral economist for 50+ years since my graduation with specific expertise in mineral processing, metallurgical testing, and recovery methods. I am a Registered Member of the Society of Mining Engineers.

4) I have read the definition of "qualified person" set out in National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" within the meaning of NI 43-101.

5) I personally inspected the property that is a subject of this Technical Report from June 12-13, 2024.

6) I am the QP responsible for Sections 1.8, 1.10, 1.11, 1.12.1.3, 1.12.2.4-6, 1.13.3-4, 1.14.3-4, 1.15, 13.3-7, 17 (except 17.3.3), 18, 21.2-4, 21.6-7, 22, 25.3, 25.4.3-4, 25.5.3-4, 26.3-4, 26.6, 27, and 30.

7) I am independent of the issuer, Integra Resources Corp., according to Section 1.5 of NI 43-101.

8) I have had no prior involvement with the property that is the subject of the Technical Report.

9) I have read NI 43-101, Form 43-101F1-Technical Report, 43-101 CP and the Technical Report, and confirm that the sections of the Technical Report which I am responsible for have been prepared in compliance with NI 43-101.

10) As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of February 2026.

/ s / Deepak Malhotra
_____________________________________________________________
Deepak Malhotra, Ph.D., SME-RM

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CERTIFICATE OF QUALIFIED PERSON

Jeffrey Bickel, CPG

Senior Geologist - RESPEC Company LLC

210 South Rock Blvd.

Reno, Nevada 89502

Email: Jeff.Bickel@respec.com

This certificate applies to the report entitled: "Feasibility Study and Technical Report on the DeLamar Project, Owyhee County, Idaho, USA" (the "Technical Report"), dated February 2, 2026 with an effective date December 8, 2025.

I, Jeffrey Bickel, do hereby certify that:

1) I am currently employed as a Senior Geologist at RESPEC Company LLC (formerly Mine Development Associates, Inc.) ("RESPEC"), at 210 South Rock Blvd, Reno, Nevada, 89502.

2) I graduated with a Bachelor of Science degree in Geological Sciences from Arizona State University in 2010. I am a Certified Professional Geologist (#12050) with the American Institute of Professional Geologists and a Registered Member of the Society of Mining, Metallurgy, and Exploration (#4184632). I am also a Registered Geologist in the state of Arizona (#60863).

3) I have worked as a geologist continuously for over 14 years since graduating from university. During that time, I have been engaged in the exploration, definition, and modeling of low-sulfidation epithermal precious metal mineral deposits in western North America and have estimated the mineral resources for such deposits.

4) I have read the definition of "qualified person" set out in National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" within the meaning of NI 43-101.

5) I personally inspected the property that is a subject of the Technical Report from June 12-14, 2024.

6) I am the qualified person responsible for Sections 1.2-5, 1.9, 1.12.1.1, 1.12.2.1-2, 1.12.2.7, 1.13.1, 1.14.1, 1.14.6-7, 3, 6-12, 14, 20, 25.1, 25.4.1, 25.5.1, 25.5.5-6, 26.1, and 27.

7) I am independent of the issuer, Integra Resources Corp., according to Section 1.5 of NI 43-101.

8) I have had no prior involvement with the property that is the subject of the Technical Report.

9) I have read NI 43-101, Form 43-101F1-Technical Report, 43-101 CP and the Technical Report, and confirm that the sections of the Technical Report which I am responsible for have been prepared in compliance with NI 43-101.

10) As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of February 2026.

/ s / Jeffrey Bickel
_____________________________________________________________
Jeffrey Bickel, CPG

FORTE DYNAMICS, LLC	P a g e | 327	Integra Resources Corp.

CERTIFICATE OF QUALIFIED PERSON

Sterling (Keith) Watson, P.Eng.

Principal Engineer - RESPEC Company LLC

210 South Rock Blvd.,

Reno, Nevada 89502

Email: sterling.watson@respec.com

This certificate applies to the report entitled: "Feasibility Study and Technical Report on the DeLamar Project, Owyhee County, Idaho, USA" (the "Technical Report"), dated February 2, 2026 with an effective date December 8, 2025.

I, Sterling (Keith) Watson, do hereby certify that:

1) I am currently employed as Principal Engineer by RESPEC Company LLC, 210 South Rock Blvd., Reno, Nevada 89502.

2) I graduated with a Bachelor of Science degree in Mine Engineering from Queen's University in 2000.  I am a Registered Professional in good standing with Engineers and Geoscientists of British Columbia, Canada (EGBC) (#29784), the Professional Engineers of Ontario, Canada (PEO) (#100042278), and the Engineers Yukon, Canada (#1514).  I am a member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME), Canadian Institute of Mining, Metallurgy, and Petroleum (CIM), Canadian Dam Association (CDA), and the Australasian Institute of Mining and Metallurgy (AusIMM).

3) I have held positions in mine planning, technical, operations, and management at mines in Canada, Sierra Leone, Burkina Faso, the United States of America, Chile, and Pakistan. I have completed reserve estimates for gold, copper, Molybdenum, and Iron Ore deposits myself and managed or oversaw employees who have completed them during the past 26 years of my professional career.

4) I have read the definition of "qualified person" set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" within the meaning of NI 43-101.

5) I personally inspected the property that is a subject of the Technical Report on October 29, 2025.

6) I am the qualified person responsible for Sections 1.6-7, 1.10, 1.12.1.2, 1.12.2.3, 1.13.2, 1.14.2, 15 (except 15.1), 16, 21.1, 21.5, 25.2, 25.4.2, 25.5.2, 26.2, and 27.

7) I am independent of the issuer, Integra Resources Corp., according to Section 1.5 of NI 43-101.

8) I have had no prior involvement with the property that is the subject of the Technical Report.

9) I have read NI 43-101, Form 43-101F1-Technical Report, 43-101 CP and the Technical Report, and confirm that the sections of the Technical Report which I am responsible for have been prepared in compliance with NI 43-101.

10) As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of February 2026.

/ s / Sterling K. Watson
_____________________________________________________________
Signature of Sterling (Keith) Watson, P.Eng.

FORTE DYNAMICS, LLC	P a g e | 328	Integra Resources Corp.

CERTIFICATE OF QUALIFIED PERSON

Jay Nopola, P.E., P.Eng., CPG

Principal Consultant - RESPEC Company LLC

3824 Jet Drive

Rapid City, South Dakota 57703

Email: Jay.Nopola@respec.com

This certificate applies to the report entitled: "Feasibility Study and Technical Report on the DeLamar Project, Owyhee County, Idaho, USA" (the "Technical Report"), dated February 2, 2026 with an effective date December 8, 2025.

I, Jay Nopola, do hereby certify that:

1) I am a Principal Consultant for RESPEC, with a business address of 3824 Jet Drive, Rapid City, South Dakota 57703.

2) I graduated with a Bachelor of Science degree in Geological Engineering from South Dakota School of Mines and Technology in 2001 and with a Masters of Science degree in Geological Engineering from South Dakota School of Mines and Technology in 2013.

3) I am a Registered Professional Engineer in the state of South Dakota (#10118), a Registered Professional Engineer in the province of Ontario (#100560907), and a Certified Professional Geologist (#11502) with the American Institute of Professional Geologists. I have worked in the field of geological engineering for 20 years with a focus on rock mechanics.

4) I have read the definition of "qualified person" set out in National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" within the meaning of NI 43-101.

5) I personally inspected the property that is a subject of the Technical Report on September 24, 2020.

6) I am the qualified person responsible for Section 15.1 of the Technical Report.

7) I am independent of the issuer, Integra Resources Corp., according to Section 1.5 of NI 43-101.

8) I have had no prior involvement with the property that is the subject of the Technical Report.

9) I have read NI 43-101, Form 43-101F1-Technical Report, 43-101 CP and the Technical Report, and confirm that the sections of the Technical Report which I am responsible for have been prepared in compliance with NI 43-101.

10) As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of February 2026.

/ s / Jay Nopola
_____________________________________________________________
Jay Nopola, P.E., P.Eng., CPG

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30. APPENDICES

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APPENDIX A - LIST OF PATENTED AND UNPATENTED FEDERAL MINING
CLAIMS AND LEASED LAND

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Part 1:  Owned and Leased Patented Claims, One Leased
Unpatented Claim and Leased State of Idaho Lands

Owned Real Property (Owyhee County, ID):

Patented Mining
Claims

1.0 TAX PARCEL #RP 95S04W050106A

LODES:

BOSTON, MS 855; CASH, MS 859A; CHICAGO, MS 643A; CHRISTIAN WAHL, MS 642A; CROWN PRINCE & BISMARCK CONSOLIDATED, MS 923A; DENVER, MS 856A; DISSON, MS 921; HIDDEN TREASURE, MS 1264; HOPE, MS 920A; IBURG, MS 1260; IDAHO, MS 548; LONDON, MS 857A; LOUIS WAHL, MS 854; MICHIGAN, MS 1266; MOLLOY, MS 1029A; NEW YORK, MS 863A; PHEBE GRACE, MS 858; PHILADELPHIA, MS 862A; SAN FRANCISCO, MS 860; STODDARD, MS 38; TORPEDO, MS 1261; WALLSTREET, MS 1265; WILSON, MS 547; ZULU, MS 1259.

MILLSITES:

CASH MILL SITE, MS 859B; CHICAGO MILL SITE, MS 643B; CHRISTIAN WAHL MILL SITE, MS 642B; CROWN PRINCE & BISMARCK CONSOLIDATED, MS 923B; DELAMAR MILL SITE, MS 1024; DENVER MILL SITE, MS 856B; HOPE MILL SITE, MS 920B; LONDON MILL SITE, MS 857B; NEW YORK MILL SITE, MS 863B; PHILADELPHIA MILL SITE, MS 862B; WILSON MILL SITE, MS 652.

2.0 TAX PARCEL #RP 95S04W060146A

Leply group, MS 3066, ADVANCE, BOONE, CHATAQUA (sic), INDEPENDENCE, and a portion of BECK and LAST CHANCE

3.0 TAX PARCEL #RP 95S04W050147A

BECK, LAST CHANCE, MS 3066, described as Lot 47.

Per Assessor's office, said Lot 147 is a portion of Beck and Last Chance (Leply group)

4.0 TAX PARCEL #RP 95S04W08119AA

PORTION OF IBURG, MS 1260, Tax 119A

5.0 TAX PARCEL #RP 95S04W050151A

ELLA, CZARINA, ONLY CHANCE, BADGER, MS 3067

6.0 TAX PARCEL #RP 95S04W05074AA

HOWE, MS 950A, & MANHATTAN, MS 866, less a portion

7.0 TAX PARCEL #RP 95S04W05074BA

PORTION OF HOWE, MS 950A, & MANHATTAN, MS 866

8.0 Tax parcel #RP 95S04W056000A

NDCO SEC5 #27, 28, [29-32], 30, 31, [34-35], 36, 37, 38, 39, 40

9.0 TAX PARCEL #RP 95S04W068400A

NDCO SEC6 #17, 18, 19, 20, 21, 22, 23, 24, 25, 29, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43

10.0 Tax parcel #RP 95S04W072300A

NDCO SEC7 #6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41

11.0 TAX PARCEL #RP 95S04W084300A

NDCO SEC8 #8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34,

35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49, 50, 51, 52, 53, 54, 55, 56, 57, 58, 59, 60, 61, 62, 63, 64, 65,

66, 67, 68, 69, 70, 73, 74, 75, 76, 77, 78, 79, 80, 81, 82, 83, 84, 85, 87, 88, 89, 90

12.0 TAX PARCEL #RP 95S04W094600A

NDCO SEC9 #8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 35, 36, 37, 38, 39, 40, 41, 42, 43,

44, 45, 46, 47, 48, 50, 51, 52, 53, 54, 55, 56, 57

13.0 Tax parcel #RP 95S04W01093FA EUREKA, MS 3100, located in 1-5S-4W

14 & 15 Tax parcel #RP 95S04W01057AA and Tax parcel #RP 95S04W01043AA
Banner, Harmon, C.O.D, Mammon, Ella, Coffee, Star Spangle, Tip Top, Justice, Apex

16.0 TAX PARCEL #RP 95S04W01001AA

BLACK JACK, EMPIRE STATE, PHILLIPS, SULLIVAN, BELFAST, COLORADO, SIERRA NEVADA, INDEPENDENCE, JUMBO, SOUTH PLUTO, BLACK BART, JAMES C. BLAINE, TRADE DOLLAR, FRACTION, SOUTH EXTENSION, BLAINE, CAROLINE, OWYHEE TREASURY, SEVENTY NINE, J.M. GUFFY, ALPINE, LITTLE CHIEF, HARRISON, ALLEGHANY, TWENTY ONE, SUNFLOWER, INDUSTRY, ECONOMY, NORTH EXTENSION, COMMONWEALTH, ROUGH AND READY, COMMONWEALTH, COMSTOCK, BALTIC, STERLING, BLACK JACK MILLSITE, PLUTO MILLSITE, PALM BEACH INN

FORTE DYNAMICS, LLC	P a g e | 333	Integra Resources Corp.

17.0 Leased Patented and Unpatented Claims (Owyhee County, ID):

A. Elordi

Description: HENRIETTA, MS#630, Patent #17275, in Sec 6, T5S, R4W, BM

Royalty: 5% NSR until $50,000 has been paid, thereafter 2.5% NSR until $400,000 paid.

B. Getchell/Gross

Description: OHIO, MS #3064, Patent #1031892, in Sec. 4, T5S, R4W, BM

Royalty: 5% NSR to a maximum of $50,000.

C. Elordi

Description: MAMMOTH & ANACONDA, MS 2151,          Patent #45359, Sec 1&2, T5S, R4W, BM

Royalty: 2.5% NSR

D. Brunzell/Jayo/Brunzell

Description: SUMMIT, MS#2383, Patent #88744, in Sec 1, T5S, R4W, BM

Royalty: 2.5% NSR

FORTE DYNAMICS, LLC	P a g e | 334	Integra Resources Corp.

E. Statham

Description: The following 9 patented claims and 1 unpatented claim in Sec 31, T4S, R3W; Sec 36, T4S,R4W;  Sec 1, T5S,R4W; Sec 6, T5S,R3W, BM

Royalty: 2.5% NSR to a maximum of $650,000.

Unpatented Claim Name	BLM No.

The Holy Terror Placer No. 1 Placer Claim	IMC # 23906

                            Patented Claims

Survey Number	Patent No.	Claim Name

MS 2155	54089	September
MS 1913	40635	Joseph
MS 1909	40636	True Blue
MS 1910	40637	George Washington
MS 1908	40637	Palmer
MS 1906	40637	Eagle
MS 1912	40637	Kentuck
MS 1907	40637	Eclipse
MS 1911	40637	North Extension Humboldt

F. Nottingham

Description: The following 12 patented claims in Sec 1 & 2, T5S,R4W, BM

Royalty: 2% NSR to a maximum of $400,000

Survey Number	Patent Number	Claim Name

MS 3101	1019060	Alright

MS 3100	1019061	Eureka (7.3 acres)

MS 3100	1019061	Search Light

MS 1968A	44196	Harrison

MS 1968A	44196	Blaine

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Survey Number	Patent Number	Claim Name

MS 1968A	44196	Shannon

MS 1968A	44196	Molly Pincher

MS 1968A	44196	Tonowanda Placer

MS 3103	1019062	Roosevelt Placer

MS 3099	1019063	Ida May

MS 3099	1019063	Nellie Grant

MS 3102	1019059	King Edward

G. Fewkes Trust

Description: The following 7 patented claims in Sec 6, T5S,R3W, BM & Sec 1, T5S,R4W, BM

Royalty:  2% NSR

Survey Number	Patent Number	Claim Name

MS 3182	1036006	Idaho Lode

MS 1096	30108	Lone Tree Lode

MS 1114	1036007	Crown Point Lode

MS 1104A	26609	Pluto Lode

MS 3181	1036005	American Eagle Lode

MS 3181	1036005	Long Gulch Lode

MS 1258B	30220	JM Guffy Millsite

H. Green

Description: The following 4 unpatented placer claims in Section 12 T 5SR4W, BM; Section 7 T5S,R3W, BM

Royalty: 2% NSR to a maximum of $80,000

Claim Name: Monarch 1-4 IMC #05267468 - 71 County Inst # 309982-85

Leased Lands (Owyhee County, ID):

Seven State of Idaho Department of Lands Leases

FORTE DYNAMICS, LLC	P a g e | 336	Integra Resources Corp.

	Lease No.	Acreage	Description	Status

1	E600067	396	T4S,R5W,S.36	Issued
2	E600085	640	T4S,R4W,S.36	Issued
3	E600086	601	T4S,R4W,S.35; T5S,R5W,1	Issued
4	E600090	640	T5S,R4W,S.16	Issued
5	E600092	514	T4S,R4W,S.31	Issued
6	E600093	557	T4S,R4W,S.28,29,33; T5S,R4W,S7	Issued
7	E600091	510	T4S,R4W,S.30	Issued

Part 2:  284 Unpatented Claims Owned or Controlled by DeLamar Mining Co.

Claim #	Claim Name	BLM #
1 (160 ac Placer)	Barnes	IMC-50576
2 (38 ac Placer)	Blue Gulch	IMC-50577
3	Century	IMC-19303
4 160 ac Placer)	CHINA	IMC-49020
5	COLUMBIA	IMC-19297
6	Cook 2	IMC-16257
7	Cook 3	IMC-16258
8	Cook 6	IMC-16261
9	Cook 8	IMC-16263
10	Cook 10	IMC-16265
11	Cook 12	IMC-16267
12	Cook 14	IMC-16269
13	Cook 16	IMC-16271
14	Cook 19	IMC-16274
15	Cook 48	IMC-16303
16	Cook 52	IMC-16307
17	Cook 53	IMC-16308
18	Cook 54	IMC-16309
19	Cook 56	IMC-16311

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Claim #	Claim Name	BLM #
20	Cook 57	IMC-16312
21	Cook 58	IMC-16313
22	Cook 60	IMC-16315
23	Cook 62	IMC-16317
24	Cook 74	IMC-16329
25	Cook 75	IMC-16330
26	Cook 76	IMC-16331
27	Cook 77	IMC-16332
28	Cook 78	IMC-16333
29	Cook 79	IMC-16334
30	Cop 1	IMC-16337
31	Cop 3	IMC-16339
32	Cop 5	IMC-16341
33	Cop 7	IMC-16343
34	Cop 9	IMC-16345
35	Cop 11	IMC-16347
36	Cop 13	IMC-16349
37	Cop 15	IMC-16351
38	Cop 17	IMC-16353
39	Cop 19	IMC-16355
40	Cop 21	IMC-16357
41	Cop 22	IMC-16358
42	Cop 23	IMC-16359
43	Cop 24	IMC-16360
44	Cop 25	IMC-16361
45	Cop 26	IMC-16362
46	Cop 32	IMC-16368
47	Cop 33	IMC-16369
48	Cop 34	IMC-16370

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Claim #	Claim Name	BLM #
49	Cop 35	IMC-16371
50	Cop 40	IMC-16376
51	Cop 68	IMC-16404
52	Cop 69	IMC-16405
53	Cop 70	IMC-16406
54	Cop 73	IMC-16409
55	Cop 74	IMC-16410
56	Cop 75	IMC-16411
57	Cop 78	IMC-16414
58	Cop 80	IMC-16416
59	DALY	IMC-20390
60	DAM #8	IMC-136064
61	DAM #12	IMC-136068
62	DAM #13	IMC-136069
63	DAM #28	IMC-136072
64	DELAGARDE	IMC-19299
65	DeLamar #5 Fraction	IMC-11235
66	DeLamar Fraction #1A	IMC-11231
67	DeLamar Fraction #6	IMC-11236
68	DeLamar Fraction #7	IMC-11237
69	DeLamar Fraction #9	IMC-13720
70	DeLamar Fraction #11	IMC-13722
71	DeLamar Fraction #13	IMC-11239
72	DeLamar Fraction #14	IMC-13724
73	DeLamar Fraction #15	IMC-11240
74	DeLamar Fraction #16	IMC-11241
75	DeLamar Fraction #20	IMC-50823
76	DeLamar Fraction 2A	IMC-11232
77	DeLamar Fraction 3A	IMC-11233

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Claim #	Claim Name	BLM #
78	DeLamar Fraction 4	IMC-11234
79	DeLamar Fraction 17	IMC-11242
80	DeLamar Fraction 18	IMC-11243
81	DeLamar Fraction 19	IMC-50822
82	DeLamar Fraction 19A	IMC-11244
83	DeLamar Fraction 20	IMC-11245
84	DeLamar Fraction 21	IMC-50824
85	DL-2	IMC-217429
86	DL-3	IMC-217430
87	DL-4	IMC-217431
88	DL-5	IMC-217432
89	DL-6	IMC-217433
90	DL-7	IMC-217434
91	DL-8	IMC-217435
92	DL-9	IMC-217436
93	DL-10	IMC-217437
94	DL-11	IMC-217438
95	DL-12	IMC-217439
96	DL-13	IMC-217440
97	DL-14	IMC-217441
98	DL-15	IMC-217442
99	DL-16	IMC-217443
100	DL-17	IMC-217444
101	DLF #36	IMC-153395
102	DLF-23	IMC-65556
103	DLF-24	IMC-65557
104	DLF-25	IMC-65558
105	DLF-26	IMC-65559
106	DLF-27	IMC-65560

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Claim #	Claim Name	BLM #
107	DLF-28	IMC-65561
108	DLF-29	IMC-65562
109	DLF-30	IMC-65563
110	DLF 33	IMC-134646
111	DLF 34	IMC-134647
112	DLF 35	IMC-134648
113	Elko	IMC-13655
114	Elko No.2	IMC-13656
115	ENGL 1	IMC-14687
116	ENGL 2	IMC-137927
117	ENGL 3	IMC-14689
118	ENGL 4	IMC-14690
119	ENGL 5	IMC-14691
120	ENGL 6	IMC-137928
121	ENGL 7	IMC-137929
122	ENGL 7A	IMC-137930
123	ENGL 8	IMC-163888
124	ENGL 9	IMC-16228
125	ENGL 10	IMC-16229
126	ENGL 11	IMC-16230
127	ENGL 12	IMC-16231
128	ENGL 13	IMC-16232
129	ENGL 14	IMC-16233
130	ENGL 15	IMC-16234
131	ENGL 16	IMC-16235
132	ENGL 17	IMC-16236
133	ENGL 19	IMC-16238
134	ENGL 21	IMC-16240
135	ENGL 23	IMC-163889

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Claim #	Claim Name	BLM #
136	ENGL 24	IMC-16243
137	ENGL 25	IMC-16244
138	ENGL 26	IMC-16245
139	ENGL 27	IMC-16246
140	ENGL 28	IMC-16247
141	ENGL 29	IMC-16248
142	ENGL 30	IMC-16249
143	ENGL 31	IMC-16250
144	ENGL 32	IMC-16251
145	ENGL 33	IMC-16252
146	ENGL 34	IMC-16253
147	ENGL 35	IMC-16254
148	ENGL 36	IMC-16255
149	FM-1 Fraction	IMC-11485
150	FM 16-Fraction	IMC-111724
151	FM 18-Fraction	IMC-111726
152	FM 19-Fraction	IMC-111727
153	FM 20-Fraction	IMC-111728
154	FM 21-Fraction	IMC-111729
155	FM 22 Fraction	IMC-111730
156	FM 23 Fraction	IMC-111731
157	FM Fraction #2	IMC-11486
158	FM Fraction #3	IMC-11487
159	FM Fraction #5	IMC-11489
160	FM Fraction #6	IMC-11490
161	FM Fraction #7	IMC-11491
162	FM Fraction #8	IMC-11492
163	FM Fraction #9	IMC-11493
164	FM Fraction #10	IMC-11494

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Claim #	Claim Name	BLM #
165	FMP-4	IMC-125864
166	FMP-5	IMC-125865
167	FMP-6	IMC-125866
168	FMP-7	IMC-125867
169	FMP-12	IMC-125872
170	FMP-13	IMC-125873
171	FMP-14	IMC-125874
172	FMP-15	IMC-125875
173	FMP-21	IMC-125882
174	GLOBE	IMC-20389
175	Golden Gate	IMC-19300
176	Gold Standard #4	IMC-13714
177	Grand Central	IMC-20391
178	GS-1	IMC-13672
179	GS-2	IMC-13673
180	GS-3	IMC-13674
181	GS-4	IMC-13675
182	GS-5	IMC-13676
183	GS-6	IMC-13677
184	GS-7	IMC-13678
185	GS-9	IMC-13680
186	GS-11	IMC-13682
187	GS-13	IMC-13684
188	GS-14	IMC-13685
189	GS-15	IMC-13686
190	GS-16	IMC-13687
191	GS-17	IMC-13688
192	GS-26	IMC-13697
193	GS-27	IMC-13698

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Claim #	Claim Name	BLM #
194	Hawk #1	IMC-1043
195	Hawk #2	IMC-1044
196 (160 ac Placer)	JACOBS	IMC-49021
197	LAST CHANCE	IMC-19298
198 (160 ac placer)	LAST CHANCE	IMC-50579
199	Little Rose	IMC-19293
200	M&D	IMC-169336
201	MARY LYNN 1	IMC-163890
202	MARY LYNN 2	IMC-163891
203	MARY LYNN 3	IMC-163892
204	MARY LYNN 4	IMC-163893
205 (160 ac Placer)	MERCURY	IMC-50578
206	MONO	IMC-19294
207	MS-1	IMC-217422
208	MS-2	IMC-217423
209	MS-3	IMC-217424
210	MS-4	IMC-217425
211	MS-5	IMC-217426
212	MS-6	IMC-217427
213	MS-7	IMC-217428
214	MVC	IMC-169335
215	New Deal	IMC-19301
216	Noon Silver	IMC-13703
217	North Chance	IMC-13705
218	North DeLamar #4	IMC-13728
219	North DeLamar #7	IMC-13731
220	NORTHERN LIGHT	IMC-19295
221	North Summit	IMC-13709
222	Ontario	IMC-11500

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Claim #	Claim Name	BLM #
223	PAYETTE	IMC-20392
224	Progress	IMC-19302
225	Rawhide A	IMC-13716
226	Red Cloud	IMC-14797
227	RG 1	IMC-140230
228	RG 3	IMC-140232
229	RG 5	IMC-140234
230	RG 7	IMC-140236
231	RG 41	IMC-140270
232	RG 43	IMC-140272
233	RG 56	IMC-140285
234	RG 57	IMC-140286
235	RG 58	IMC-140287
236	RG 59	IMC-140288
237	SC 5	IMC-160973
238	SC 6	IMC-160974
239	SC 7	IMC-160975
240	SC 10	IMC-160978
241	SKYLARK	IMC-19296
242	South DeLamar #11	IMC-11259
243	South DeLamar #11A	IMC-11260
244	South DeLamar #12	IMC-11262
245	South DeLamar #12A	IMC-11261
246	South DeLamar #13	IMC-11263
247	South DeLamar #14	IMC-11264
248	South DeLamar #16	IMC-11266
249	South DeLamar #18	IMC-11268
250	South DeLamar #54A	IMC-167689
251	South DeLamar #55	IMC-61553

FORTE DYNAMICS, LLC	P a g e | 345	Integra Resources Corp.

Claim #	Claim Name	BLM #
252	South DeLamar #56	IMC-61554
253	South DeLamar #57	IMC-61555
254	South DeLamar #58	IMC-61556
255	South DeLamar # 59	IMC-61557
256	South DeLamar #63	IMC-61561
257	South DeLamar No. 39	IMC-79
258	South DeLamar No. 40	IMC-80
259	South DeLamar No. 41	IMC-81
260	South DeLamar No. 42	IMC-844
261	South DeLamar No. 43	IMC-845
262	South DeLamar No. 48	IMC-850
263	South DeLamar No. 49	IMC-851
264	Summercamp A	IMC-13717
265	Summit	IMC-13704
266	Vein Dike	IMC-20388
267	Vein Dyke Fraction	IMC-20387
268	Virginia	IMC-11499
269 (160 ac Placer)	WAGON 1	IMC-49023
270 (160 ac Placer)	WAGON 2	IMC-49024
271	West Henrietta #2	IMC-53365
272	West Henrietta #3	IMC-53366
273	West Henrietta #4	IMC-53367
274	West Henrietta #5	IMC-53368
275	West Henrietta #6	IMC-53369
276	West Henrietta 7	IMC-53370
277	West Henrietta 8	IMC-53371
278	West Henrietta 9	IMC-53372
279	West Henrietta 10	IMC-53373
280	West Henrietta-11	IMC-53374

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Claim #	Claim Name	BLM #
281	West Henrietta-12	IMC-53375
282	West Henrietta-13	IMC-53376
283	West Henrietta-15	IMC-53378
284	West Henrietta-16	IMC-53379

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Part 3:  226 Unpatented Lode Claims Owned or Controlled by DeLamar Mining Co.

Claim #	Claim Name	BLM #
1	JG-1	IMC-221535
2	JG-2	IMC-221536
3	JG-3	IMC-221537
4	JG-4	IMC-221538
5	JG-5	IMC-221539
6	JG-6	IMC-221540
7	JG-7	IMC-221541
8	JG-8	IMC-221542
9	JG-9	IMC-221543
10	JG-10	IMC-221544
11	JG-11	IMC-221545
12	JG-12	IMC-221546
13	JG-13	IMC-221547
14	JG-14	IMC-221548
15	JG-15	IMC-221549
16	JG-16	IMC-221550
17	JG-21	IMC-221551
18	JG-22	IMC-221552
19	JG-23	IMC-221553
20	JG-24	IMC-221554
21	JG-25	IMC-221555
22	JG-26	IMC-221556
23	JG-27	IMC-221557
24	JG-28	IMC-221558

FORTE DYNAMICS, LLC	P a g e | 348	Integra Resources Corp.

Claim #	Claim Name	BLM #
25	JG-29	IMC-221559
26	JG-30	IMC-221560
27	JG-31	IMC-221561
28	JG-32	IMC-221562
29	JG-33	IMC-221563
30	JG-34	IMC-221564
31	JG-35	IMC-221565
32	JG-36	IMC-221566
33	JG-37	IMC-221567
34	JG-38	IMC-221568
35	JG-39	IMC-221569
36	JG-40	IMC-221570
37	JG-41	IMC-221571
38	JG-42	IMC-221572
39	JG-43	IMC-221573
40	JG-44	IMC-221574
41	JG-45	IMC-221575
42	JG-46	IMC-221576
43	JG-47	IMC-221577
44	JG-48	IMC-221578
45	JG-49	IMC-221579
46	JG-50	IMC-221580
47	JG-51	IMC-221581
48	JG-52	IMC-221582
49	JG-53	IMC-221583
50	JG-54	IMC-221584
51	JG-55	IMC-221585

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Claim #	Claim Name	BLM #
52	JG-56	IMC-221586
53	JG-57	IMC-221587
54	JG-58	IMC-221588
55	JG-59	IMC-221589
56	JG-60	IMC-221590
57	JG-61	IMC-221591
58	JG-62	IMC-221592
59	JG-63	IMC-221593
60	JG-64	IMC-221594
61	JG-65	IMC-221595
62	JG-66	IMC-221596
63	JG-67	IMC-221597
64	JG-68	IMC-221598
65	JG-69	IMC-221599
66	JG-70	IMC-221600
67	JG-71	IMC-221601
68	JG-72	IMC-221602
69	JG-73	IMC-221603
70	JG-74	IMC-221604
71	JG-75	IMC-221605
72	JG-76	IMC-221606
73	JG-77	IMC-221607
74	JG-78	IMC-221608
75	FMS-1	IMC-223228
76	FMS-2	IMC-223229
77	FMS-3	IMC-223230
78	FMS-4	IMC-223231

FORTE DYNAMICS, LLC	P a g e | 350	Integra Resources Corp.

Claim #	Claim Name	BLM #
79	FMS-5	IMC-223232
80	FMS-6	IMC-223233
81	FMS-7	IMC-223234
82	FMS-8	IMC-223235
83	FMS-9	IMC-223236
84	FMS-10	IMC-223237
85	FMS-11	IMC-223238
86	FMS-12	IMC-223239
87	FMS-13	IMC-223240
88	FMS-14	IMC-223241
89	FMS-15	IMC-223242
90	FMS-16	IMC-223243
91	FMS-17	IMC-223244
92	FMS-18	IMC-223245
93	FMS-19	IMC-223246
94	FMS-20	IMC-223247
95	FMS-21	IMC-223248
96	FMS-22	IMC-223249
97	JG-79	IMC-223250
98	JG-80	IMC-223251
99	JG-81	IMC-223252
100	JG-82	IMC-223253
101	JG-83	IMC-223254
102	JG-84	IMC-223255
103	JG-85	IMC-223256
104	JG-86	IMC-223257
105	JG-87	IMC-223258

FORTE DYNAMICS, LLC	P a g e | 351	Integra Resources Corp.

Claim #	Claim Name	BLM #
106	JG-88	IMC-223259
107	JG-89	IMC-223260
108	JG-90	IMC-223261
109	JG-91	IMC-223262
110	JG-92	IMC-223263
111	JG-93	IMC-223264
112	JG-94	IMC-223265
113	JG-95	IMC-223266
114	JG-96	IMC-223267
115	JG-97	IMC-223268
116	JG-98	IMC-223269
117	JG-99	IMC-223270
118	JG-100	IMC-223271
119	JG-101	IMC-223272
120	JG-102	IMC-223273
121	JG-103	IMC-223274
122	JG-104	IMC-223275
123	JG-105	IMC-223276
124	JG-106	IMC-223277
125	JG-107	IMC-224111
126	JG-108	IMC-224112
127	JG-109	IMC-224113
128	JG-110	IMC-224114
129	JG-111	IMC-224115
130	JG-112	IMC-224116
131	JG-113	IMC-224117
132	JG-114	IMC-224118

FORTE DYNAMICS, LLC	P a g e | 352	Integra Resources Corp.

Claim #	Claim Name	BLM #
133	JG-115	IMC-224119
134	JG-116	IMC-224120
135	JG-117	IMC-224121
136	JG-118	IMC-224122
137	JG-119	IMC-224123
138	JG-120	IMC-224124
139	JG-121	IMC-224125
140	JG-122	IMC-224126
141	JG-123	IMC-224127
142	JG-124	IMC-224128
143	JG-125	IMC-224129
144	JG-126	IMC-224130
145	JG-127	IMC-224131
146	JG-128	IMC-224132
147	JG-129	IMC-224133
148	JG-130	IMC-224134
149	JG-131	IMC-224135
150	JG-132	IMC-224136
151	JG-133	IMC-224137
152	JG-134	IMC-224138
153	JG-135	IMC-224139
154	FMS-23	IMC-224140
155	FMS-24	IMC-224141
156	FMS-25	IMC-224142
157	FMS-26	IMC-224143
158	FMS-27	IMC-224144
159	FMS-28	IMC-224145

FORTE DYNAMICS, LLC	P a g e | 353	Integra Resources Corp.

Claim #	Claim Name	BLM #
160	FMS-29	IMC-224146
161	FMS-30	IMC-224147
162	FMS-31	IMC-224148
163	FMS-32	IMC-224149
164	FMS-33	IMC-224150
165	FMS-34	IMC-224151
166	FMS-35	IMC-224152
167	FMS-36	IMC-224153
168	FMS-37	IMC-224154
169	FMS-38	IMC-224155
170	FMS-39	IMC-224156
171	FMS-40	IMC-224157
172	FMS-41	IMC-224158
173	FMS-42	IMC-224159
174	FMS-43	IMC-224160
175	FMS-44	IMC-224161
176	FMS-45	IMC-224162
177	FMS-46	IMC-224163
178	FMS-47	IMC-224164
179	FMS-48	IMC-224165
180	FMS-49	IMC-224166
181	FMS-50	IMC-224167
182	FMS-51	IMC-224168
183	FMS-52	IMC-224169
184	FMS-53	IMC-224170
185	FMS-54	IMC-224171
186	FMS-55	IMC-224172

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Claim #	Claim Name	BLM #
187	FMS-56	IMC-224173
188	FMS-57	IMC-224174
189	FMS-58	IMC-224175
190	FMS-59	IMC-224176
191	FMS-60	IMC-224177
192	FMS-61	IMC-224178
193	FMS-62	IMC-224179
194	FMS-63	IMC-224180
195	FMS-64	IMC-224181
196	FMS-65	IMC-224182
197	FMS-66	IMC-224183
198	FMS-67	IMC-224184
199	FMS-68	IMC-224185
200	FMS-69	IMC-224186
201	FMS-70	IMC-224187
202	FMS-71	IMC-224188
203	FMS-72	IMC-224189
204	FMS-73	IMC-224190
205	FMS-74	IMC-224191
206	FMS-75	IMC-224192
207	FMS-76	IMC-224193
208	FMS-77	IMC-224194
209	FMS-78	IMC-224195
210	FMS-79	IMC-224196
211	FMS-80	IMC-224197
212	FMS-81	IMC-224198
213	FMS-82	IMC-224199

FORTE DYNAMICS, LLC	P a g e | 355	Integra Resources Corp.

Claim #	Claim Name	BLM #
214	FMS-83	IMC-224200
215	FMS-84	IMC-224201
216	FMS-85	IMC-224202
217	FMS-86	IMC-224203
218	FMS-87	IMC-224204
219	FMS-88	IMC-224205
220	FMS-89	IMC-224206
221	FMS-90	IMC-224207
222	FMS-91	IMC-224208
223	FMS-92	IMC-224209
224	FMS-93	IMC-224210
225	FMS-94	IMC-224211
226	FMS-95	IMC-224212

FORTE DYNAMICS, LLC	P a g e | 356	Integra Resources Corp.

Part 4:  165 Unpatented Lode Claims Owned or Controlled by DeLamar Mining Co.

Claim #	Claim Name	BLM #
1	JK 1	IMC 228627
2	JK 2	IMC 228628
3	JK 3	IMC 228629
4	JK 4	IMC 228630
5	JK 5	IMC 228631
6	JK 6	IMC 228632
7	JK 7	IMC 228633
8	JK 8	IMC 228634
9	JK 9	IMC 228635
10	JK 10	IMC 228636
11	JK 11	IMC 228637
12	JK 12	IMC 228638
13	JK 13	IMC 228639
14	JK 14	IMC 228640
15	JK 15	IMC 228641
16	JK 16	IMC 228642
17	JK 17	IMC 228643
18	JK 18	IMC 228644
19	JK 19	IMC 228645
20	JK 20	IMC 228646
21	JK 21	IMC 228647
22	JK 22	IMC 228648
23	JK 23	IMC 228649
24	JK 24	IMC 228650

FORTE DYNAMICS, LLC	P a g e | 357	Integra Resources Corp.

Claim #	Claim Name	BLM #
25	JK 25	IMC 228651
26	JK 26	IMC 228652
27	JK 27	IMC 228653
28	JK 28	IMC 228654
29	JK 29	IMC 228655
30	JK 30	IMC 228656
31	JK 31	IMC 228657
32	JK 32	IMC 228658
33	JK 33	IMC 228659
34	JK 34	IMC 228660
35	JK 35	IMC 228661
36	JK 36	IMC 228662
37	JK 37	IMC 228663
38	JK 38	IMC 228664
39	JK 39	IMC 228665
40	JK 40	IMC 228666
41	JK 41	IMC 228667
42	JK 42	IMC 228668
43	JK 43	IMC 228669
44	JK 44	IMC 228670
45	JK 45	IMC 228671
46	JK 46	IMC 228672
47	JK 47	IMC 228673
48	JK 48	IMC 228674
49	JK 49	IMC 228675
50	JK 50	IMC 228676
51	JK 51	IMC 228677

FORTE DYNAMICS, LLC	P a g e | 358	Integra Resources Corp.

Claim #	Claim Name	BLM #
52	JK 52	IMC 228678
53	JK 53	IMC 228679
54	JK 54	IMC 228680
55	JK 55	IMC 228681
56	JK 56	IMC 228682
57	JK 57	IMC 228683
58	JK 58	IMC 228684
59	JK 59	IMC 228685
60	JK 60	IMC 228686
61	JK 61	IMC 228687
62	JK 62	IMC 228688
63	JK 63	IMC 228689
64	JK 64	IMC 228690
65	JK 65	IMC 228691
66	JK 66	IMC 228692
67	JK 67	IMC 228693
68	JK 68	IMC 228694
69	JK 69	IMC 228695
70	JK 70	IMC 228696
71	JK 71	IMC 228697
72	JK 72	IMC 228698
73	JK 73	IMC 228699
74	JK 74	IMC 228700
75	JK 75	IMC 228701
76	JK 76	IMC 228702
77	JK 77	IMC 228703
78	JK 78	IMC 228704

FORTE DYNAMICS, LLC	P a g e | 359	Integra Resources Corp.

Claim #	Claim Name	BLM #
79	JK 79	IMC 228705
80	JK 80	IMC 228706
81	JK 81	IMC 228707
82	JK 82	IMC 228708
83	JK 83	IMC 228709
84	JK 84	IMC 228710
85	JK 85	IMC 228711
86	JK 86	IMC 228712
87	JK 87	IMC 228713
88	JK 88	IMC 228714
89	JK 89	IMC 228715
90	JK 90	IMC 228716
91	JK 91	IMC 228717
92	JK 92	IMC 228718
93	JK 93	IMC 228719
94	JK 94	IMC 228720
95	JK 95	IMC 228721
96	JK 96	IMC 228722
97	JK 97	IMC 228723
98	JK 98	IMC 228724
99	JK 99	IMC 228725
100	JK 100	IMC 228726
101	JK 101	IMC 228727
102	JK 102	IMC 228728
103	JK 103	IMC 228729
104	JK 104	IMC 228730
105	JK 105	IMC 228731

FORTE DYNAMICS, LLC	P a g e | 360	Integra Resources Corp.

Claim #	Claim Name	BLM #
106	JK 106	IMC 228732
107	JK 107	IMC 228733
108	JK 108	IMC 228734
109	JK 109	IMC 228735
110	JK 110	IMC 228736
111	JK 111	IMC 228737
112	JK 112	IMC 228738
113	JK 113	IMC 228739
114	JK 114	IMC 228740
115	JK 115	IMC 228741
116	JK 116	IMC 228742
117	JK 117	IMC 228743
118	JK 118	IMC 228744
119	JK 119	IMC 228745
120	JK 120	IMC 228746
121	JK 121	IMC 228747
122	JK 122	IMC 228748
123	JK 123	IMC 228749
124	JK 124	IMC 228750
125	JK 125	IMC 228751
126	JK 126	IMC 228752
127	JK 127	IMC 228753
128	JK 128	IMC 228754
129	JK 129	IMC 228755
130	JK 130	IMC 228756
131	JK 131	IMC 228757
132	JK 132	IMC 228758

FORTE DYNAMICS, LLC	P a g e | 361	Integra Resources Corp.

Claim #	Claim Name	BLM #
133	JK 133	IMC 228759
134	JK 134	IMC 228760
135	JK 135	IMC 228761
136	JK 136	IMC 228762
137	JK 137	IMC 228763
138	JK 138	IMC 228764
139	JK 139	IMC 228765
140	JK 140	IMC 228766
141	JK 141	IMC 228767
142	JK 142	IMC 228768
143	JK 143	IMC 228769
144	JK 144	IMC 228770
145	JK 145	IMC 228771
146	JK 146	IMC 228772
147	JK 147	IMC 228773
148	JK 148	IMC 228774
149	JK 149	IMC 228775
150	JK 150	IMC 228776
151	JK 151	IMC 228777
152	JK 152	IMC 228778
153	JK 153	IMC 228779
154	JK 154	IMC 228780
155	JK 155	IMC 228781
156	JK 156	IMC 228782
157	JK 157	IMC 228783
158	JK 158	IMC 228784
159	JK 159	IMC 228785

FORTE DYNAMICS, LLC	P a g e | 362	Integra Resources Corp.

Claim #	Claim Name	BLM #
160	JK 160	IMC 228786
161	JK 161	IMC 228787
162	JK 162	IMC 228788
163	JK 163	IMC 228789
164	JK 164	IMC 228790
165	JK 165	IMC 228791

FORTE DYNAMICS, LLC	P a g e | 363	Integra Resources Corp.

Part 5:  73 Unpatented Lode Claims Owned or Controlled by DeLamar Mining Co.

Claim #	Claim Name	BLM #
1	DS 1	IMC-228903
2	DS 2	IMC-228904
3	DS 3	IMC-228905
4	DS 4	IMC-228906
5	DS 5	IMC-228907
6	DS 6	IMC-228908
7	DS 7	IMC-228909
8	DS 8	IMC-228910
9	DS 9	IMC-228911
10	DS 10	IMC-228912
11	DS 11	IMC-228913
12	DS 12	IMC-228914
13	DS 13	IMC-228915
14	DS 14	IMC-228916
15	DS 15	IMC-228917
16	DS 16	IMC-228918
17	DS 17	IMC-228919
18	DS 18	IMC-228920
19	DS 19	IMC-228921
20	DS 20	IMC-228922
21	DS 21	IMC-228923
22	DS 22	IMC-228924
23	DS 23	IMC-228925
24	DS 24	IMC-228926

FORTE DYNAMICS, LLC	P a g e | 364	Integra Resources Corp.

Claim #	Claim Name	BLM #
25	DS 25	IMC-228927
26	DS 26	IMC-228928
27	DS 27	IMC-228929
28	DS 28	IMC-228930
29	DS 29	IMC-228931
30	DS 30	IMC-228932
31	DS 31	IMC-228933
32	DS 32	IMC-228934
33	DS 33	IMC-228935
34	DS 34	IMC-228936
35	DS 35	IMC-228937
36	DS 36	IMC-228938
37	DS 37	IMC-228939
38	DS 38	IMC-228940
39	DS 39	IMC-228941
40	DS 40	IMC-228942
41	DS 41	IMC-228943
42	DS 42	IMC-228944
43	DS 43	IMC-228945
44	DS 44	IMC-228946
45	DS 45	IMC-228947
46	DS 46	IMC-228948
47	DS 47	IMC-228949
48	DS 48	IMC-228950
49	DS 49	IMC-228951
50	DS 50	IMC-228952
51	DS 51	IMC-228953

FORTE DYNAMICS, LLC	P a g e | 365	Integra Resources Corp.

Claim #	Claim Name	BLM #
52	DS 52	IMC-228954
53	DS 53	IMC-228955
54	DS 54	IMC-228956
55	DS 55	IMC-228957
56	DS 56	IMC-228958
57	DS 57	IMC-228959
58	DS 58	IMC-228960
59	DS 59	IMC-228961
60	DS 60	IMC-228962
61	DS 61	IMC-228963
62	DS 62	IMC-228964
63	DS 63	IMC-228965
64	DS 64	IMC-228966
65	DS 65	IMC-228967
66	DS 66	IMC-228968
67	DS 67	IMC-228969
68	DS 68	IMC-228970
69	DS 69	IMC-228971
70	DS 70	IMC-228972
71	DS 71	IMC-228973
72	DS 72	IMC-228974
73	DS 73	IMC-228975

Part 6 BG 15-24; 27-46 IMC 232210-219; 232222-241

 DD 1-8 IMC 226002-009

APPENDIX B - CAPITAL AND OPERATING COST TABLES

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Table 30-1: Mine General Services, Engineering and Geology Costs

	Mining Year (K $USD)
Mine General Services	-1	1	2	3	4	5	6	7	8	9	10	Total
Supervision	490	980	980	980	980	980	980	980	980	980	490	9,798
Hourly Personnel	-	-	-	-	-	-	-	-	-	-	-	-
Total	490	980	980	980	980	980	980	980	980	980	490	9,798
Engineering
Salaried Personnel	265	530	530	530	530	530	530	530	530	530	265	5,301
Hourly Personnel	210	421	421	421	421	421	421	421	421	421	210	4,207
Total	475	951	951	951	951	951	951	951	951	951	475	9,508
Mine Geology
Salaried Personnel	86	171	171	171	171	171	171	171	171	171	86	1,713
Hourly Personnel	452	904	904	904	904	904	904	904	904	904	452	9,038
Total	538	1,075	1,075	1,075	1,075	1,075	1,075	1,075	1,075	1,075	538	10,750
Supplies & Other
Mine General Services Supplies	6	12	12	12	12	12	12	12	12	12	6	122
Engineering Supplies	15	30	30	30	30	30	30	30	30	30	15	304
Geology Supplies	19	37	37	37	37	37	37	37	37	37	19	370
Software Maintenance & Support	15	29	29	29	29	29	29	29	29	29	15	290
Outside Services	38	75	75	75	75	75	75	75	75	75	38	750
Office Power	-	-	-	-	-	-	-	-	-	-	-	-
Light Vehicles	29	69	70	69	69	69	70	69	69	69	35	689
Total	121	253	253	253	253	253	253	253	253	253	127	2,525
Totals, Mining General
Mine General	563	1,136	1,137	1,136	1,136	1,136	1,137	1,136	1,136	1,136	568	11,360
Engineering	491	981	981	981	981	981	981	981	981	981	491	9,812
Geology	556	1,112	1,112	1,112	1,112	1,112	1,112	1,112	1,112	1,112	556	11,120
Totals	1,609	3,230	3,230	3,230	3,230	3,230	3,230	3,230	3,230	3,230	1,615	32,292
Cost per Tonne Processed[1]	Mining Year ($/t)
Mine General	0.22	0.10	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.10	0.09
Engineering	0.19	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08
Geology	0.22	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.10	0.09
Totals	0.62	0.27	0.26	0.26	0.26	0.26	0.26	0.26	0.26	0.26	0.28	0.26

(1) LOM unit operating costs are calculated using costs and tonnages from year 1 through 10. Year -1 operating costs are capitalized and included in the capital cost estimate.

FORTE DYNAMICS, LLC	P a g e | 368	Integra Resources Corp.

Table 30-2: Annual Mine Maintenance Costs

	Mining Year (K USD)
Wages & Salaries	-1	1	2	3	4	5	6	7	8	9	10	Total
Supervision	258	516	516	516	516	516	516	516	516	516	258	5,163
Planners	93	187	187	187	187	187	187	187	187	187	93	1,870
Hourly Personnel	834	1,668	1,668	1,668	1,668	1,668	1,668	1,668	1,668	1,668	834	16,682
Total	1,186	2,371	2,371	2,371	2,371	2,371	2,371	2,371	2,371	2,371	1,186	23,715
Other Costs	Mining Year (K USD)
Supplies	72	144	144	144	144	144	144	144	144	144	72	1,440
Light Vehicles	9	21	21	21	21	21	21	21	21	21	11	212
Total	81	165	165	165	165	165	165	165	165	165	83	1,652
Consumables & Other Costs	340	807	834	832	832	832	834	832	832	832	415	8,224
Parts / MARC[1] Cost	50	118	123	122	122	122	123	122	122	122	61	1,207
Wages & Salaries	1,186	2,371	2,371	2,371	2,371	2,371	2,371	2,371	2,371	2,371	1,186	23,715
Total	1,576	3,297	3,328	3,326	3,326	3,326	3,328	3,326	3,326	3,326	1,662	33,146
Cost per Tonne Processed[2]	Mining Year ($/tonne)
Consumables	0.13	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07
Parts / MARC Cost	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Maintenance Labor	0.46	0.20	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.20	0.19
Total	0.61	0.28	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.29	0.27
(1) Maintenance and Repair Contract (MARC)

(2) LOM unit operating costs are calculated using costs and tonnages from year 1 through 10. Year -1 operating costs are capitalized and included in the capital cost estimate.

FORTE DYNAMICS, LLC	P a g e | 369	Integra Resources Corp.

Table 30-3: Annual Drilling Costs

Operating Costs[1]	-1	1	2	3	4	5	6	7	8	9	10	Total
Fuel Consumption	Mining Year (K Liters)
Production Drill, Fuel Consumption	173	1,203	1,140	1,178	1,075	1,072	984	982	975	786	316	9,985
Pioneer Drill, Fuel Consumption	10	-	-	-	31	17	-	-	-	-	-	58
Total Drill Fuel Consumption	183	1,203	1,140	1,178	1,106	1,089	984	982	975	786	316	9,942
Drilling Cost	Mining Year (K USD)
Production Drill, Fuel Cost	160	1,112	1,054	1,089	994	991	910	908	902	727	292	9,139
Production Drill, Lube & Oil	70	486	461	476	435	433	398	397	394	318	128	3,996
Production Drill, Undercarriage	9	63	59	61	56	56	51	51	51	41	16	516
Production Drill, Drill Bits & Steel	55	380	360	372	340	339	311	310	308	248	100	3,124
Production Drill, Total Consumables	294	2,041	1,935	1,999	1,824	1,819	1,670	1,666	1,655	1,334	537	16,775
Production Drill, Parts	89	621	617	608	577	564	517	524	509	426	165	5,218
Production Drill, Maintenance Labor	153	683	703	703	614	655	703	703	625	468	215	6,224
Pioneer Drill, Fuel Cost	9	-	-	-	29	16	-	-	-	-	-	54
Pioneer Drill, Lube & Oil	3	-	-	-	9	5	-	-	-	-	-	17
Pioneer Drill, Undercarriage	2	-	-	-	7	4	-	-	-	-	-	12
Pioneer Drill, Drill Bits & Steel	1	-	-	-	3	1	-	-	-	-	-	5
Pioneer Drill, Total Consumables	15	-	-	-	47	26	-	-	-	-	-	88
Pioneer Drill, Parts / MARC Cost	3	-	-	-	10	6	-	-	-	-	-	19
Pioneer Drill, Maintenance Labor	42	-	-	-	49	28	-	-	-	-	-	120
Total Drill, Fuel Cost	170	1,112	1,054	1,089	1,023	1,007	910	908	902	727	292	9,193
Total Drill, Lube & Oil	73	486	461	476	444	438	398	397	394	318	128	4,013
Total Drill, Undercarriage	11	63	59	61	63	60	51	51	51	41	16	528
Total Drill, Drill Bits & Steel	56	380	360	372	342	340	311	310	308	248	100	3,129
Total Drill, Total Consumables	310	2,041	1,935	1,999	1,872	1,845	1,670	1,666	1,655	1,334	537	16,863
Total Drill, Parts / MARC Cost	92	621	617	608	587	570	517	524	509	426	165	5,237
Total Drill, Maintenance Labor	195	683	703	703	664	683	703	703	625	468	215	6,344
Total Drill, Total Maintenance Allocation	287	1,304	1,320	1,311	1,251	1,253	1,220	1,227	1,134	895	380	11,581
Total Operator Wages & Burden	364	1,274	1,311	1,311	1,238	1,274	1,311	1,311	1,165	874	401	11,834
Total Drilling Cost	961	4,619	4,565	4,621	4,361	4,372	4,201	4,203	3,954	3,102	1,317	40,277
Sustaining R&M Costs, Production Drill	14	163	563	910	514	365	605	782	405	372	281	4,973
Sustaining R&M Costs, Pioneer Drill	4	-	-	-	11	6	-	-	-	-	-	21
Total Sustaining R&M Cost	17	163	563	910	525	371	605	782	405	372	281	4,994
Cost per Tonne Processed [2]	Mining Year ($/tonne)

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Fuel Cost	0.07	0.09	0.08	0.09	0.08	0.08	0.07	0.07	0.07	0.06	0.05	0.08
Lube & Oil	0.03	0.04	0.04	0.04	0.04	0.04	0.03	0.03	0.03	0.03	0.02	0.03
Undercarriage	0.00	0.01	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Drill Bits & Steel	0.02	0.03	0.03	0.03	0.03	0.03	0.02	0.02	0.02	0.02	0.02	0.03
Total Consumables	0.12	0.17	0.15	0.16	0.15	0.15	0.13	0.13	0.13	0.11	0.09	0.14
Parts / MARC Cost	0.04	0.05	0.05	0.05	0.05	0.05	0.04	0.04	0.04	0.03	0.03	0.04
Maintenance Labor	0.08	0.06	0.06	0.06	0.05	0.05	0.06	0.06	0.05	0.04	0.04	0.05
Total Maintenance Allocation	0.11	0.11	0.11	0.11	0.10	0.10	0.10	0.10	0.09	0.07	0.07	0.10
Operator Wages & Burden	0.14	0.11	0.11	0.11	0.10	0.10	0.11	0.11	0.09	0.07	0.07	0.10
Total Drilling Cost	0.37	0.39	0.37	0.37	0.35	0.35	0.34	0.34	0.32	0.25	0.23	0.33
Sustaining R&M Costs, Production Drill	0.01	0.01	0.05	0.07	0.04	0.03	0.05	0.06	0.03	0.03	0.05	0.04
Sustaining R&M Costs, Pioneer Drill	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Sustaining R&M Cost	0.01	0.01	0.05	0.07	0.04	0.03	0.05	0.06	0.03	0.03	0.05	0.04

(1) Repair and Maintenance (R&M)

(2) LOM unit operating costs are calculated using costs and tonnages from year 1 through 10. Year -1 operating costs are capitalized and included in the capital cost estimate.

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Table 30-4: Annual Blasting Costs

Summary	-1	1	2	3	4	5	6	7	8	9	10	Total
Fuel Consumption	Mining Year (K Liters)
Fuel	46	92	92	92	92	92	92	92	92	92	46	922
Blasting Cost	Mining Year (K USD)
Blasting Consumables	727	4,577	4,338	4,483	4,299	4,192	3,746	3,736	3,721	3,008	1,203	38,028
Equipment Consumables	52	104	104	104	104	104	104	104	104	104	52	1,042
Equipment Maintenance Allocations	8	17	17	17	17	17	17	17	17	17	8	166
Personnel	203	406	406	406	406	406	406	406	406	406	203	4,064
Supplies	6	12	12	12	12	12	12	12	12	12	6	120
Outside Services	6	12	12	12	12	12	12	12	12	12	6	120
Total Blasting Costs	1,003	5,128	4,890	5,034	4,850	4,743	4,297	4,287	4,272	3,559	1,478	43,540
Cost per Tonne Processed [1]	Mining Year ($/tonne)
Blasting Consumables	0.28	0.38	0.35	0.36	0.35	0.34	0.30	0.30	0.30	0.24	0.21	0.32
Equipment Consumables	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Equipment Maintenance Allocations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Personnel	0.08	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03
Supplies	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Outside Services	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	0.39	0.43	0.39	0.40	0.39	0.38	0.34	0.34	0.34	0.29	0.25	0.36

(1) LOM unit operating costs are calculated using costs and tonnages from year 1 through 10. Year -1 operating costs are capitalized and included in the capital cost estimate.

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Table 30-5: Annual Loading Costs

	-1	1	2	3	4	5	6	7	8	9	10	Total
Fuel Consumption	Mining Year (K Liters)
Shovel Fuel Consumption	351	2,222	2,168	2,209	2,082	2,046	1,846	1,841	1,836	1,487	593	18,682
Loader Fuel Consumption	35	309	235	334	299	312	247	283	649	833	158	3,693
Total Fuel Consumption	386	2,531	2,403	2,543	2,382	2,358	2,093	2,124	2,485	2,320	751	22,375
Shovel Cost	Mining Year (K USD)
Fuel Cost	325	2,055	2,005	2,043	1,925	1,892	1,707	1,702	1,697	1,375	548	17,274
Lube & Oil	98	618	603	614	579	569	513	512	510	413	165	5,194
Tires / Under Carriage	22	141	138	140	132	130	117	117	117	94	38	1,186
Wear Items & Ground Engaged Tools (GET)	20	126	123	125	118	116	105	105	104	84	34	1,061
Total Consumables	464	2,940	2,868	2,923	2,755	2,707	2,442	2,436	2,429	1,967	784	24,715
Parts / MARC Cost	31	196	191	194	183	180	163	162	162	131	52	1,645
Total Equip. Allocation (no labor)	495	3,136	3,059	3,117	2,938	2,887	2,605	2,598	2,590	2,098	837	26,359
Loader Cost	Mining Year (K USD)
Fuel Cost	32	286	217	309	277	288	228	261	600	771	146	3,414
Lube & Oil	7	65	49	70	63	65	52	59	136	175	33	774
Tires / Under Carriage	-	-	-	-	-	-	-	-	-	-	-	-
Wear Items & Ground Engaged Tools	2	20	15	22	19	20	16	18	42	54	10	240
Total Consumables	41	371	282	400	359	374	296	339	778	999	189	4,428
Parts / MARC Cost	4	34	26	36	33	34	27	31	71	91	17	404
Total Equip. Allocation (no labor)	45	404	307	437	392	408	323	370	849	1,090	206	4,832
Total Loading Cost	Mining Year (K USD)
Fuel Cost	356	2,341	2,222	2,351	2,202	2,180	1,935	1,964	2,297	2,145	694	20,688
Lube & Oil	105	683	652	684	642	634	565	571	646	588	198	5,968
Tires / Under Carriage	22	141	138	140	132	130	117	117	117	94	38	1,186
Wear Items & Ground Engaged Tools	22	146	138	147	138	136	121	123	146	139	44	1,300
Total Consumables	506	3,311	3,150	3,323	3,114	3,081	2,738	2,774	3,207	2,966	973	29,143
Parts / MARC Op Cost	35	229	217	231	216	214	190	193	233	222	69	2,048
Total Equip. Allocation (no labor)	540	3,540	3,366	3,554	3,330	3,295	2,928	2,967	3,439	3,188	1,043	31,191
Maintenance Labor	195	683	703	703	664	683	703	703	625	468	215	6,344
Operator Wages & Burden	268	1,073	1,149	1,149	1,034	1,073	1,149	1,149	1,054	785	326	10,210
Total Loading Costs	1,004	5,296	5,218	5,406	5,028	5,051	4,780	4,819	5,117	4,442	1,583	47,745
Total Parts / MARC Sus Cost	2	33	176	1,017	1,279	1,245	2,695	2,155	649	1,074	317	10,644
Cost per Tonne Processed [1]	Mining Year ($/ tonne)

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Fuel Cost	0.14	0.20	0.18	0.19	0.18	0.18	0.16	0.16	0.18	0.17	0.12	0.17
Lube & Oil	0.04	0.06	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.03	0.05
Tires / Under Carriage	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Wear Items & Ground Engaged Tools	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Total Consumables	0.20	0.28	0.25	0.27	0.25	0.25	0.22	0.22	0.26	0.24	0.17	0.24
Parts / MARC Op Cost	0.01	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.01	0.02
Total Equip. Allocation (no labor)	0.21	0.30	0.27	0.29	0.27	0.26	0.23	0.24	0.28	0.26	0.18	0.26
Maintenance Labor	0.08	0.06	0.06	0.06	0.05	0.05	0.06	0.06	0.05	0.04	0.04	0.05
Operator Wages & Burden	0.10	0.09	0.09	0.09	0.08	0.09	0.09	0.09	0.08	0.06	0.06	0.08
Total Loading Cost	0.39	0.44	0.42	0.43	0.40	0.41	0.38	0.39	0.41	0.36	0.27	0.40

(1) LOM unit operating costs are calculated using costs and tonnages from year 1 through 10. Year -1 operating costs are capitalized and included in the capital cost estimate.

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Table 30-6: Annual Haulage Costs

	-1	1	2	3	4	5	6	7	8	9	10	Total
Fuel Consumption	Mining Year (K Liters)
Fuel Consumption	510	4,343	3,448	5,451	4,942	9,106	8,799	8,214	8,759	8,023	2,199	63,795
Haulage Cost	Mining Year (K USD)
Fuel Cost	472	4,015	3,188	5,040	4,570	8,419	8,135	7,595	8,063	7,759	2,587	59,845
Lube & Oil	161	1,370	1,088	1,719	1,559	2,872	2,775	2,591	2,750	2,647	883	20,413
Tires	268	2,280	1,810	2,862	2,595	4,781	4,619	4,313	4,578	4,406	1,469	33,981
Wear Items & GET	12	104	82	130	118	217	210	196	208	200	67	1,543
Total Consumables	913	7,768	6,168	9,751	8,841	16,289	15,740	14,694	15,599	15,011	5,006	115,782
Parts / MARC Op Cost	32	277	220	347	315	580	560	523	556	535	178	4,122
Total Equip. Allocation (no labor)	945	8,045	6,388	10,098	9,156	16,869	16,300	15,218	16,155	15,545	5,184	119,904
Maintenance Labor	351	2,615	2,576	2,908	3,513	3,474	3,045	3,045	3,070	2,797	1,118	28,514
Operator Wages & Burden	614	4,573	4,504	5,085	6,142	6,415	5,323	5,323	5,368	4,890	1,955	50,193
Total Haulage Costs	1,910	15,233	13,469	18,091	18,812	26,759	24,668	23,586	24,594	23,232	8,257	198,611
Parts / MARC Sus Cost	68	596	763	1,721	3,874	6,317	5,130	6,475	6,070	6,230	2,058	39,303
Cost per Tonne Processed [1]	Mining Year ($/ tonne)
Fuel Cost	0.18	0.34	0.26	0.40	0.37	0.68	0.65	0.61	0.65	0.62	0.45	0.51
Lube & Oil	0.06	0.11	0.09	0.14	0.13	0.23	0.22	0.21	0.22	0.21	0.15	0.17
Tires	0.10	0.19	0.15	0.23	0.21	0.38	0.37	0.35	0.37	0.35	0.25	0.29
Wear Items & GET	0.00	0.01	0.01	0.01	0.01	0.02	0.02	0.02	0.02	0.02	0.01	0.01
Total Consumables	0.35	0.65	0.49	0.78	0.71	1.31	1.26	1.18	1.25	1.21	0.86	0.98
Parts / MARC Cost	0.01	0.02	0.02	0.03	0.03	0.05	0.04	0.04	0.04	0.04	0.03	0.03
Total Equip. Allocation (no labor)	0.37	0.68	0.51	0.81	0.74	1.35	1.31	1.22	1.30	1.25	0.89	1.01
Maintenance Labor	0.14	0.22	0.21	0.23	0.28	0.28	0.24	0.24	0.25	0.22	0.19	0.24
Operator Wages & Burden	0.24	0.38	0.36	0.41	0.49	0.52	0.43	0.43	0.43	0.39	0.34	0.42
Total Haulage Costs	0.74	1.28	1.08	1.45	1.51	2.15	1.98	1.89	1.98	1.87	1.42	1.68
Parts / MARC Sus Cost	0.03	0.05	0.06	0.14	0.31	0.51	0.41	0.52	0.49	0.50	0.35	0.33

(1) LOM unit operating costs are calculated using costs and tonnages from year 1 through 10. Year -1 operating costs are capitalized and included in the capital cost estimate.

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Table 30-7: Annual Mine Support Costs

	Mining Year (M USD)
Total Mine Support Costs	-1	1	2	3	4	5	6	7	8	9	10	Total
Consumables	0.90	2.79	2.80	2.79	2.79	2.79	2.75	2.61	2.79	2.79	1.39	27.22
Parts / MARC Op Cost	0.06	0.28	1.44	1.91	1.15	1.51	2.24	0.89	2.05	1.91	0.64	14.06
Maintenance Labor	-	-	-	-	-	-	-	-	-	-	-	-
Operating Labor	0.64	1.82	1.82	1.82	1.82	1.82	1.80	1.72	1.82	1.82	0.91	17.84
Total	1.60	4.90	6.06	6.52	5.77	6.13	6.79	5.21	6.66	6.53	2.95	59.12
Parts / MARC Sus Cost	0.05	0.21	1.26	1.73	0.98	1.34	2.08	0.72	1.87	1.74	0.56	12.53
Cost per Tonne Processed [1]	Cost per Tonne Mined ($/tonne)
Consumables	0.35	0.23	0.22	0.22	0.22	0.22	0.22	0.21	0.22	0.22	0.24	0.22
Parts / MARC Op Cost	0.02	0.02	0.11	0.15	0.09	0.12	0.18	0.07	0.16	0.15	0.11	0.12
Maintenance Labor	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Operating Labor	0.25	0.15	0.15	0.15	0.15	0.15	0.14	0.14	0.15	0.15	0.16	0.15
Total	0.62	0.41	0.49	0.52	0.46	0.49	0.54	0.42	0.54	0.52	0.51	0.49
Parts / MARC Sus Cost	0.02	0.02	0.10	0.14	0.08	0.11	0.17	0.06	0.15	0.14	0.10	0.11

(1) LOM unit operating costs are calculated using costs and tonnages from year 1 through 10. Year -1 operating costs are capitalized and included in the capital cost estimate.

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Table 30-8: Process Power Cost by Area

Area	Total Cost (US$M)													LOM Total (US$M)
	-1	1	2	3	4	5	6	7	8	9	10	11	12
4200 Crushing	0.12	0.49	0.49	0.49	0.49	0.49	0.49	0.49	0.49	0.49	0.49	0.00	0.00	5.02
4300 Agglomeration	0.00	0.00	0.00	0.00	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.00	0.00	0.75
4400 Heap Leach Facility	0.06	0.25	0.25	0.25	2.23	3.09	3.18	2.45	2.36	2.22	2.10	1.59	1.59	21.63
4500 Precious Metal Recovery	0.29	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	14.06
4600 Refinery[2]	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
5200 Ancillary Water Systems[1]	0.10	0.42	0.42	0.42	0.48	0.48	0.52	0.52	1.91	1.90	1.90	1.90	1.90	12.89
5400 Maintenance Shop	0.01	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.45
5500 Bulk Fuel & Distribution[3]	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.03
Total	0.59	2.34	2.34	2.34	4.50	5.36	5.49	4.76	6.05	5.91	5.79	4.68	4.68	54.84

(1) The water treatment plant power is accounted for in G&A and excluded here.

(2) The refinery is off site, so no power costs are associated.

(3) Annual costs less than $0.00M, and LOM $0.03M.

Table 30-9: Annual Process Reagent Cost by Area

Area	Total Cost (US$M)													LOM Total (US$M)
	-1	1	2	3	4	5	6	7	8	9	10	11	12
4300 Agglomeration	-	-	-	-	0.18	4.92	6.02	5.63	4.38	3.04	2.93	-	-	27.10
4400 Heap Leach Facility	4.09	26.77	29.17	28.41	28.67	25.64	25.55	26.59	24.95	20.62	11.30	11.83	11.83	275.41
4500 Precious Metal Recovery	1.42	6.55	6.86	6.84	6.84	6.84	6.86	6.84	6.84	6.84	3.19	5.93	5.97	77.82
Total	5.51	33.32	36.02	35.25	35.69	37.40	38.43	39.06	36.18	30.49	17.43	17.76	17.80	380.33

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Table 30-10: Life of Mine Cost Summary by Reagent

Reagent	Unit Cost ($/kg)	LOM Cost (M $USD)
Hydrated Lime	0.60	10.14
Zinc	10.63	12.75
DE	1.10	4.63
Silica Flux[1]	5.00	23.72
Borax	6.99	5.45
Manganese	10.01	7.81
Caustic	0.64	4.60
Anti-Scalants	5.27	6.97
Quicklime	0.33	51.55
Cement	0.40	27.10
Cyanide	2.62	227.83

(1) Silica flux is a refining reagent that will be consumed at the offsite refining location.

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Table 30-11: Quicklime Consumption Rates

Material Type	Pit	Agglomerated		Not Agglomerated
		Oxide[2] (kg/tonne)	Trans[2] (kg/tonne)	Oxide[2] (kg/tonne)	Trans[2] (kg/tonne)
North DeLamar	DeLamar	-	-	0.90	2.16
Glen Silver	DeLamar	-	-	1.44	1.11
Sommercamp	DeLamar	0.66	2.52	0.66	4.20
South Wahl	DeLamar	-	-	1.40	1.98
Sullivan Gulch-Ohio	DeLamar	-	0.30	1.66	1.98
Florida Mountain[1]	Florida Mountain	1.10	1.29	1.10	1.29
North DeLamar Backfill	Dump/Backfill	0.30	0.30	2.70	2.70
Sommercamp Backfill	Dump/Backfill	2.52	2.52	4.20	4.20
Historic Waste Dump 1 (WD1)	Dump/Backfill	0.30	0.30	2.70	2.70
Historic Waste Dump 2 (WD2)	Dump/Backfill	0.30	0.30	2.70	2.70
Jacob's Gulch	Dump/Backfill	0.93	0.93	0.93	0.93
Tip Top	Dump/Backfill	0.96	0.96	0.96	0.96

(1) Florida Mountain material is not agglomerated in this feasibility study.

(2) Consumptions are rounded to the nearest 0.00 kg/tonne

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Table 30-12: Cement Consumption Rates

Material Type	Agglomerated
	Oxide[1] (kg/tonne)	Trans[1] (kg/tonne)
North DeLamar	2.80	5.20
Glen Silver	4.00	4.00
Sommercamp	-	2.80
South Wahl	2.8	40
Sullivan Gulch-Ohio	2.8	2.80
Florida Mountain	-	-
North DeLamar Backfill	4.00	4.00
Sommercamp Backfill	2.80	2.80
WD1	4.00	4.00
WD2	4.00	4.00
Jacob's Gulch	-	-
Tip Top	-	-

(1) Consumptions are rounded to the nearest 0.00 kg/tonne

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Table 30-13: Cyanide Consumption Rates

Material Type	Agglomerated and Non-Agglomerated
	Oxide[1] (kg/tonne)	Trans[1] (kg/tonne)
North DeLamar	0.42	0.61
Glen Silver	0.61	0.79
Sommercamp	0.41	0.27
South Wahl	0.82	0.62
Sullivan Gulch-Ohio	0.76	0.62
Florida Mountain	0.57	0.83
North DeLamar Backfill	0.46	0.46
Sommercamp Backfill	0.58	0.58
WD1	0.45	0.45
WD2	0.56	0.56
Jacob's Gulch	0.28	0.28
Tip Top	0.38	0.38
(1) Consumptions are rounded to the nearest 0.00 kg/tonne

Table 30-14: Consumption for Reagents with Constant Consumptions

Reagent	Dosage Rate[1] (kg/tonne)
Hydrated Lime	0.14
Zinc	0.01
DE	0.04
Silica Flux	0.04
Borax	0.01
Manganese	0.01
Caustic	0.06
Anti-Scalants	0.01
(1) Consumptions are rounded to the nearest 0.00 kg/tonne

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Table 30-15: Process Labor Costs by Area

Area	Total Cost (US$M)													LOM Total (US$M)
	-1	1	2	3	4	5	6	7	8	9	10	11	12
4200 Crushing	0.49	1.97	1.97	1.97	1.97	1.97	1.97	1.97	1.97	1.97	1.97	-	-	20.15
4300 Agglomeration	-	-	-	-	0.69	0.69	0.69	0.69	0.69	0.69	0.69	-	-	4.85
4400 Heap Leach Facility	0.80	3.19	3.19	3.19	3.19	2.32	2.32	2.32	2.32	2.32	2.32	1.46	1.24	30.16
4500 Precious Metal Recovery	0.10	0.39	0.39	0.39	0.39	0.39	0.39	0.39	0.39	0.39	0.39	0.39	0.39	4.74
4600 Refinery	0.54	2.14	2.14	2.14	2.14	2.14	2.14	2.14	2.14	2.14	2.14	0.83	0.64	23.45
5200 Ancillary Water Systems[1]	0.03	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11	-	-	1.09
5400 Maintenance Shop	0.03	0.11	0.21	0.21	-	-	-	-	-	-	-	-	-	0.56
5500 Bulk Fuel & Distribution	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00
Total	1.98	7.90	8.01	8.01	8.49	7.61	7.61	7.61	7.61	7.61	7.61	2.67	2.28	84.93

(1) The water treatment plant labor is accounted for in G&A and excluded here.

Table 30-16: Annual Wear and Maintenance Costs by Area

Area	Total Cost (US$M)													LOM Total (US$M)
	-1	1	2	3	4	5	6	7	8	9	10	11	12
4200 Crushing	1.25	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.00	0.01	0.01	51.32
4300 Agglomeration	-	-	-	-	0.09	0.14	0.14	0.14	0.14	0.14	0.14	-	-	0.94
4400 Heap Leach Facility	0.11	0.43	0.43	0.43	1.06	0.97	0.98	0.88	0.87	0.81	0.72	0.17	0.17	8.03
4500 Precious Metal Recovery	0.11	0.44	0.44	0.44	0.44	0.44	0.44	0.44	0.44	0.44	0.44	0.44	0.44	5.43
4600 Refinery	0.00	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.15
5200 Ancillary Water Systems[1]	0.01	0.06	0.06	0.06	0.07	0.07	0.07	0.07	0.08	0.08	0.08	0.08	0.08	0.84
5400 Maintenance Shop	0.00	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.13
5500 Bulk Fuel & Distribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	1.49	5.97	5.97	5.97	6.68	6.65	6.66	6.56	6.56	6.50	6.41	0.71	0.71	66.84

(1) The water treatment plant is accounted for in G&A and excluded here.

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Table 30-17: Process Personnel Counts

Area	Position	Mining Year
		-1	1	2	3	4	5	6	7	8	9	10	11	12
4200	Crusher Operator	4	4	4	4	4	4	4	4	4	4	4	0	0
	Laborers	8	8	8	8	8	8	8	8	8	8	8	0	0
	Mechanics	4	4	4	4	4	4	4	4	4	4	4	0	0
	Electricians	4	4	4	4	4	4	4	4	4	4	4	0	0
4300	Laborers	0	0	0	0	3	3	3	3	3	3	3	0	0
	Mechanics	0	0	0	0	1	1	1	1	1	1	1	0	0
	Loader Operator	0	0	0	0	3	3	3	3	3	3	3	0	0
4400	Stacking Operators	2	2	2	2	2	2	2	2	2	2	2	0	0
	Laborers	1	1	1	1	1	1	1	1	1	1	1	0	0
	Loader Operator	4	4	4	4	4	0	0	0	0	0	0	0	0
	Heap Solution Distribution Operators	8	8	8	8	8	8	8	8	8	8	8	6	6
	Mechanics	4	4	4	4	4	4	4	4	4	4	4	3	2
	Electricians	3	3	3	3	3	3	3	3	3	3	3	2	1
	Project Crew (roads, etc)	6	6	6	6	6	6	6	6	6	6	6	4	4
	Dozer Operator	4	4	4	4	4	0	0	0	0	0	0	0	0
4500	Merrill Crowe Operators	4	4	4	4	4	4	4	4	4	4	4	4	4
4600	Superintendent	1	1	1	1	1	1	1	1	1	1	1	1	1
	Maintenance Foreman	1	1	1	1	1	1	1	1	1	1	1	1	0
	Plant Foreman	2	2	2	2	2	2	2	2	2	2	2	1	1
	Senior Metallurgist	1	1	1	1	1	1	1	1	1	1	1	0	0
	Metallurgist Tech	1	1	1	1	1	1	1	1	1	1	1	0	0
	Process Technician	1	1	1	1	1	1	1	1	1	1	1	1	1
	Instrument Technician	2	2	2	2	2	2	2	2	2	2	2	1	1
	Process Foreman	4	4	4	4	4	4	4	4	4	4	4	0	0
5200	Pump/Pipeline Service Labor	1	1	1	1	1	1	1	1	1	1	1	1	1
5400	Incremental Mechanic - Process Mobile Equip.	1	1	2	2	0	0	0	0	0	0	0	0	0

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Table 30-18: Annual Process Fuel Cost by Area

Area	Total Cost (US$M)													LOM Total (US$M)
	-1	1	2	3	4	5	6	7	8	9	10	11	12
4200 Crushing	0.01	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.29
4300 Agglomeration	0.00	0.00	0.00	0.00	0.00	0.22	0.22	0.22	0.22	0.22	0.22	0.00	0.00	1.32
4400 Heap Leach Facility	0.17	0.67	0.67	0.67	0.67	0.15	0.15	0.15	0.15	0.15	0.15	0.05	0.05	3.82
4500 Precious Metal Recovery	0.02	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.09	0.09	1.00
4600 Refinery	0.12	0.47	0.47	0.47	0.47	0.47	0.47	0.47	0.47	0.47	0.47	0.46	0.46	5.74
5200 Ancillary Water Systems[1]	-	-	-	-	-	-	-	-	-	-	-	-	-	-
5400 Maintenance Shop	-	-	-	-	-	-	-	-	-	-	-	-	-	-
5500 Bulk Fuel & Distribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	0.31	1.24	1.24	1.24	1.24	0.94	0.94	0.94	0.94	0.94	0.94	0.62	0.62	12.17

(1) The water treatment plant is accounted for in G&A and excluded here.

Table 30-1943: Process Mobile Equipment Fuel Cost Summary

Mobile Equipment Type	Fuel Type	Fuel Consumption (gal/hr)	Fuel Utilization (hrs/day)	Annual Cost ($ per vehicle)
Light Vehicles, Ford SuperDuty F250 XL	Gas	1.61	6	12,000
Light Vehicles, Chevy Silverado 3500 HD Highcountry	Gas	1.47	6	11,000
Haul Truck, CAT 785 08A	Diesel	23.30	20	600,000
Telehandler, JLG 1255	Diesel	4.84	5	31,000
Skid steer, CAT 232D3	Diesel	2.46	5	16,000
Forklift Doosan, D70S-7	Diesel	3.42	5	22,000
Dozer 1, CAT D10	Diesel	15.70	5	100,000
Dozer 2, CAT D10	Diesel	15.70	20	401,000
Scissor Lift Genie, GS-4069 RT	Diesel	0.93	5	6,000
Front End Loader, CAT 988	Diesel	8.62	20	220,000
UTV, Yamaha Wolverine RMAX4 1000 XT-R	Gas	2.50	6	19,000

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Table 30-20: Process Mobile Equipment Counts

Area	Mobile Equip	Mining Year
		-1	1	2	3	4	5	6	7	8	9	10	11	12
4200	Light Vehicles, Ford SuperDuty F250 XL	2	2	2	2	2	2	2	2	2	2	2	2	2
	UTV, Yamaha Wolverine RMAX4 1000 XT-R	2	2	2	2	2	2	2	2	2	2	2	2	2
4300	Front End Loader, CAT 988	0	0	0	0	0	1	1	1	1	1	1	0	0
	UTV, Yamaha Wolverine RMAX4 1000 XT-R	0	0	0	0	0	1	1	1	1	1	1	0	0
4400	Light Vehicles, Ford SuperDuty F250 XL	3	3	3	3	3	3	3	3	3	3	3	3	3
	Light Vehicles, Chevy Silverado 3500 HD Highcountry	1	1	1	1	1	1	1	1	1	1	1	1	1
	Dozer 1, CAT D10	0	0	0	0	0	1	1	1	1	1	1	0	0
	Dozer 2, CAT D10	1	1	1	1	1	0	0	0	0	0	0	0	0
	Front End Loader, CAT 988	1	1	1	1	1	0	0	0	0	0	0	0	0
	UTV, Yamaha Wolverine RMAX4 1000 XT-R	1	1	1	1	1	1	1	1	1	1	1	1	1
4500	Telehandler, JLG 1255	1	1	1	1	1	1	1	1	1	1	1	1	1
	Skid steer, CAT 232D3	1	1	1	1	1	1	1	1	1	1	1	1	1
	Forklift, Doosan D70S-7	1	1	1	1	1	1	1	1	1	1	1	1	1
	Scissor Lift, Genie GS-4069 RT	1	1	1	1	1	1	1	1	1	1	1	1	1
	UTV, Yamaha Wolverine RMAX4 1000 XT-R	1	1	1	1	1	1	1	1	1	1	1	1	1
4600	Light Vehicles, Ford SuperDuty F250 XL	5	5	5	5	5	5	5	5	5	5	5	4	4
	UTV, Yamaha Wolverine RMAX4 1000 XT-R	1	1	1	1	1	1	1	1	1	1	1	1	1
5200	UTV, Yamaha Wolverine RMAX4 1000 XT-R	1	1	1	1	1	1	1	1	1	1	1	1	1

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Table 30-21: G&A Operating Cost Summary

	Total Cost (US$M)														LOM Total (US$M)
	-1	1	2	3	4	5	6	7	8	9	10	11	12	13[1]
G&A Labor	6.46	6.46	6.19	6.19	6.19	6.19	6.19	6.19	6.19	6.19	5.54	2.20	2.20	1.13	73.51
Management	0.47	0.47	0.47	0.47	0.47	0.47	0.47	0.47	0.47	0.47	0.47	-	-	-	5.17
Safety & Environment[2]	2.47	2.47	2.47	2.47	2.47	2.47	2.47	2.47	2.47	2.47	2.32	1.20	1.20	0.48	29.90
Assay Lab	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.35	0.35	-	10.05
Administrative	2.67	2.67	2.41	2.41	2.41	2.41	2.41	2.41	2.41	2.41	1.90	0.65	0.65	0.65	28.47
Health and Safety	0.12	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.23	0.12	0.11	0.06	2.89
HSE Operating Supplies	0.09	0.18	0.18	0.18	0.18	0.18	0.18	0.18	0.18	0.18	0.18	0.09	0.09	0.05	2.12
Employee Medicals and Supplies	0.02	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.02	0.02	0.02	0.48
Training Supplies	0.01	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.01	0.01	-	-	0.30
Environment	0.10	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.12	0.12	-	1.74
Operating Supplies	0.04	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.06	0.06	-	0.96
Sample Analysis	0.06	0.06	0.06	0.06	0.06	0.06	0.06	0.06	0.06	0.06	0.06	0.06	0.06	-	0.78
Monitoring, Reporting Consultant	-	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	-	0.12
Security	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.14
Power	0.05	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.04	0.04	0.02	1.15
Other Owner's G&A	6.51	6.83	6.75	7.06	7.32	7.6	7.59	7.65	7.67	7.58	7.2	5.38	5.34	1.44	91.70
Access Road Maintenance	0.04	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.04	0.04	0.04	91.92
Assay Lab	0.09	0.61	0.57	0.59	0.56	0.55	0.50	0.49	0.49	0.40	0.16	-	-	-	0.96
Community Develop. Programs	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	-	-	-	5.01
Contract Services	0.05	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.05	0.03	0.01	-	1.65
County Road Maintenance	-	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.04	0.02	0.01	0.01	1.04
Courier and Hot Shot Services	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.02	0.02	0.02	0.80
Employee Transportation	0.26	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.26	0.26	-	0.39
Equipment Rentals	0.05	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.05	0.05	0.03	6.08
Insurance	2.10	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	0.75	0.75	0.38	1.18
Land Holdings	0.70	0.50	0.51	0.53	0.54	0.56	0.57	0.59	0.60	0.62	0.64	0.66	0.68	0.70	18.98
Legal, Audits, Consulting	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.04	0.04	0.04	8.40
Light Vehicle Maintenance	0.30	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.11	0.11	0.06	0.67
Commuter Parking Lot and Lease	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	-	2.08
Property Tax - Idaho State	1.37	1.55	1.59	1.87	2.15	2.43	2.46	2.51	2.53	2.53	2.53	2.53	2.50	-	1.56
Water Treatment[3]	0.41	0.41	0.41	0.41	0.41	0.41	0.41	0.41	0.41	0.41	0.41	0.41	0.41		28.55

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Recruitment	0.07	0.06	0.07	0.06	0.06	0.05	0.05	0.05	0.04	0.02	-	-	-	-	5.33
Relocation	0.10	0.10	-	-	-	-	-	-	-	-	-	-	-	-	0.53
Sewage/Garbage Collection	0.52	0.52	0.52	0.52	0.52	0.52	0.52	0.52	0.52	0.52	0.52	0.26	0.26	0.13	0.20
Subscriptions & Dues	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	-	6.37
Telephones, Computers, Cell Phones	0.04	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.04	0.04	0.02	0.13
Travel, Lodging, Meals, Entertainment	0.05	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.05	0.03	0.03	0.01	0.94
Total Costs	14.52	15.74	15.37	15.71	15.99	16.30	16.29	16.35	16.39	16.27	15.12	9.22	9.19	2.89	195.35

(1) Costs in year 13 are in support of closure.

(2) Includes water treatment plant labor.

(3) Operational water treatment costs are allocated to G&A as shown here.  Long-term water treatment is allocated as a capital cost (reclamation cost).

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